5/25

04030359

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AO Mosenergo

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

FILE NO. 82- 4475

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐
AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐
SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐

OICF/BY: [signature]

DAT : 5/25/04

82-44475

RECEIVED

2004 MAY 25 A 9:34

12-31-03

Moscow, Russian Federation

May 14, 2004

Dear Shareholders:

The Board of Directors of OAO Mosenergo ("Mosenergo" or the "Company") decided on April 27, 2004 to propose to shareholders the reorganization of Mosenergo, establishing thirteen new Russian companies (collectively, the "Newcos"). We refer to these transactions collectively as the "Spin-offs." After consummation of the Spin-offs, Mosenergo will continue to exist and to own and operate the key electricity and heat generation assets of the Company.

The Spin-offs are described in the Information Statement that accompanies this letter. The Information Statement has been prepared to explain the Spin-offs to Mosenergo shareholders and holders of Mosenergo's American Depositary Shares (the "Mosenergo ADSs"). Mosenergo will effect the Spin-offs in the following manner:

- each Newco will be established as a new Russian open joint stock company;
- certain assets and liabilities of Mosenergo will be transferred to each Newco; and
- each holder of Mosenergo common shares will (a) receive a number of common shares of each Newco equal to the number of Mosenergo common shares held by such holder and (b) continue to own the same number of Mosenergo common shares after the Spin-offs as before.

After consummation of the Spin-offs, each holder of record of Mosenergo ADSs - each of which represents 100 common shares of Mosenergo - will (a) be entitled to receive 100 common shares of each Newco for each Mosenergo ADS held by such holder and (b) continue to own the same number of Mosenergo ADSs after the Spin-offs as before. Holders of record of Mosenergo ADSs will be required to provide to The Bank of New York, the U.S. depositary bank under Mosenergo's ADR facility (the "Depositary") information regarding their Russian securities account to which the Newco shares may be credited upon consummation of the Spin-offs. Holders of record who fail to provide such account information will not receive any Newco shares, and the Depositary will sell any such Newco shares and deliver the corresponding cash proceeds to such holders.

On June 28, 2004, an annual general meeting of Mosenergo shareholders (the "AGM") will be held to approve the Spin-offs and for other purposes. All persons who held Mosenergo shares on May 13, 2004 (the "Shareholder Meeting Record Date") are entitled to vote at the AGM. Approval of the Spin-offs requires the affirmative vote of at least 75% of the aggregate voting power of the shares of Mosenergo represented at the AGM. If the Spin-offs are not approved at the AGM, the Spin-offs will not occur; holders of Mosenergo shares will not receive shares in any Newco and their existing holdings in Mosenergo will be unaffected.

Nevertheless, under a Russian law specifically relating to the reorganization of the Russian electricity sector, at any time on or after January 1, 2005, any corporate reorganization of the Company (such as the Spin-offs being proposed) will only require the affirmative vote of a majority of the aggregate voting power of the shares of Mosenergo represented at a shareholders' general meeting. RAO UES, the Company's majority shareholder, has indicated that it supports the proposed Spin-offs and, after January 1, 2005, would be able to approve the Spin-offs without the consent of any other shareholder. In addition, this law provides that if the Company has not reorganized by such date, the Russian Government may pass regulations mandating the compulsory reorganization of the Company.

Mosenergo shareholders entitled to vote at the AGM and who either vote against the Spin-offs or do not vote on the Spin-offs proposal may elect to have Mosenergo redeem their shares within 45 days of the AGM (the "Redemption Election Period"). Similar rights will be provided to holders of Mosenergo ADSs through the Depositary. Further information concerning these redemption rights is provided in the Information Statement that accompanies this letter.

The Board of Directors of Mosenergo considers the Spin-offs to be in the interests of Mosenergo.

We are grateful for the loyalty and support of Mosenergo shareholders and look forward to welcoming you as shareholders of each of the Newcos.

Sincerely,

Arkady Yevstafyev
General Director of Mosenergo

Information Statement dated May 14, 2004

AO MOSENERGO

This Information Statement relates to a reorganization involving several spin-offs (the "Spin-offs") in which AO Mosenergo ("Mosenergo" or the "Company") will establish thirteen new Russian companies (collectively, the "Newcos").

On June 28, 2004 (the "AGM Date"), an annual general meeting of Mosenergo shareholders (the "AGM") will be held to consider the Spin-offs and certain other matters. All persons who held Mosenergo shares on May 13, 2004 (the "Shareholder Meeting Record Date") are entitled to vote at the AGM. Each holder of record of Mosenergo's American Depositary Shares (the "Mosenergo ADSs") - each of which represents 100 common shares of Mosenergo – on May 13, 2004 (the "ADS Shareholder Meeting Record Date") will be entitled to deliver voting instructions to The Bank of New York, the U.S. depositary bank under Mosenergo's ADR facility (the "Depositary"). Approval of the Spin-offs requires the affirmative vote of at least 75% of the aggregate voting power of the shares of Mosenergo represented at such meeting.

If the Spin-offs are approved, each Newco will subsequently be formed as a separate company on the date of its state registration in the Russian Unified State Register of Legal Entities (the "USRLE") (each such date, a "Formation Date", and such dates collectively, the "Formation Dates"). The Formation Dates are not expected to occur until December 2004.

As of each Formation Date, the shares of the respective Newco will be deemed to have been issued to Mosenergo shareholders, although such shares will not be tradable in Russia until the date of the registration of such shares with the Federal Services on Financial Markets (the "FSFM") (each such date, a "Trading Date", and such dates collectively, the "Trading Dates"). The Trading Date for each Newco will not occur until at least 30 days after the Formation Date for such Newco.

Under Russian corporate law, the shares of each Newco will not exist prior to the Formation Date for such Newco and may not trade prior to the Trading Date for such Newco. Following each Trading Date, the shares of the relevant Newco will initially be tradable only over-the-counter in Russia, although such shares may be tradable on an off-list basis with the RTS Stock Exchange ("RTS") and the Moscow Interbank Currency Exchange ("MICEX") subject to the prior approval of these exchanges. It is currently anticipated that, as soon as practicable following the final Trading Date, the shares of certain Newcos will apply to be listed on the RTS and the MICEX. Admission to trading on, and listing on, the RTS and MICEX will be subject to the approval of these stock exchanges. There is no assurance that the shares of any particular Newco that applies for a listing will qualify for such listing. In addition, certain other Newcos will not apply for a listing; the shares of these unlisted Newcos will therefore only be tradable over-the-counter in Russia, although such shares may be tradable on an off-list basis subject to the approval of the RTS and MICEX. See "The Spin-offs–Description of the Spin-offs" and "Market Information" below.

If the Spin-offs are approved and all regulatory requirements under Russian law are satisfied, the Spin-offs will affect holders of Mosenergo shares and Mosenergo ADSs as follows:

- On each Formation Date, each holder of Mosenergo shares will (a) be deemed to own a number of common shares of the relevant Newco equal to the number of Mosenergo common shares held by such holder and (b) continue to own the same Mosenergo common shares after the Spin-offs as before. **As a result, following each Formation Date, the Mosenergo shares will no longer represent the value of the Newco that was registered in the USRLE on such Formation Date.**

- On each Formation Date, each holder of Mosenergo ADSs will (a) become entitled to receive 100 common shares of the relevant Newco for each Mosenergo ADS held by such holder and (b) continue to own the same number of Mosenergo ADSs after the Spin-offs as before. **As a result, following each Formation Date, the Mosenergo ADSs will no longer represent the value of the Newco that was registered in the USRLE on such Formation Date.** As soon as practicable after each Formation Date, the Depositary will set a record date for the Mosenergo ADSs and mail an election package to persons who held Mosenergo ADSs on such record date. This election package will request that holders of record of Mosenergo ADSs provide information to the Depositary regarding their Russian securities account to which the Newco shares may be credited following the Trading Date for the relevant Newco. Shortly after each Trading Date, the Depositary will credit, through its Russian custodian, the shares of the relevant Newco to those holders who provide such delivery instructions to the Depositary. On or about the second day of trading in Russia following each Trading Date, the Depositary will begin selling the shares of the relevant Newco for which delivery instructions have not been received. Approximately ten days following the completion of the sale of these shares, the Depositary will distribute the net cash proceeds on a *pro rata* basis to those holders who did not provide share delivery instructions.
- **Until each Trading Date (which will be at least 30 days following the corresponding Formation Date for such Newco), the shares of the relevant Newco may not be sold or otherwise disposed of by shareholders in that Newco.** On the relevant Trading Date, such shares will become tradable over-the-counter in Russia and may become tradable on an off-list basis subject to the approval of the relevant Russian exchanges.

No consideration will be paid to Mosenergo or any Newco for the shares of any Newco issued as a consequence of the Spin-offs.

Mosenergo is furnishing this Information Statement solely to provide information to shareholders of Mosenergo and holders of Mosenergo ADSs. This Information Statement is not, and should not be construed as, an inducement or encouragement to buy or sell any securities of Mosenergo or of any Newco.

Neither the FSFM, the U.S. Securities and Exchange Commission (the "U.S. SEC") nor any other national, state or local securities commission has approved or disapproved of the Spin-offs or passed upon the accuracy or adequacy of this Information Statement or any document referred to herein. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

SHAREHOLDER INQUIRIES

Shareholders of Mosenergo and holders of Mosenergo's ADSs with questions relating to the Spin-offs and distribution of the shares of any Newco should contact Mosenergo at:

8 Raushskaya Naberezhnaya, Moscow, Russian Federation
Teletype: 113 137 USPH PU
Phone: (095) 957-3530
Fax: (095) 230-6317, 234-7082
Web address: http://www.mosenergo.ru
Email: ocb@mosenergo.elektra.ru

Contact person:

Aleksey Nivolayeich Zharikov, Head of the Securities Department
Phone: (095) 230-3417

SUMMARY

The following is a brief summary of certain information contained elsewhere in this Information Statement. This summary is qualified in its entirety by the more detailed information set forth in this Information Statement.

Newcos .... The Spin-offs will result in the establishment of thirteen Newcos, each of which will be a new Russian open joint stock company. Each Newco will hold certain assets and liabilities of Mosenergo.

OAO Moscow Region Electricity Network Company will hold Mosenergo's electricity distribution facilities in the Moscow Region and certain electricity distribution facilities in Moscow City. The company will engage in electricity distribution using approximately 74,000 km of primarily above-ground distribution lines.

OAO Moscow City Electricity Network Company will hold the majority of Mosenergo's electricity distribution facilities within Moscow City. The company will engage in electricity distribution using approximately 51,300 km of primarily underground distribution lines.

OAO Moscow Heating Network Company will hold Mosenergo's entire heat transmission and distribution network in Moscow City and several of its suburbs. The company will engage in the transmission and distribution of heat energy in the form of steam and hot water using approximately 2,200 km of heat trunk lines.

OAO Trunk Grid Company will hold Mosenergo's trunk electricity transmission facilities located primarily in the Moscow Region. The company will engage in electricity transmission using approximately 3,100 km of high voltage air lines.

OAO Mosenergosbyt - Supply Company will hold Mosenergo's entire electricity supply operations. The company will buy electricity and sell it to consumers in Moscow City and the Moscow Region.

OAO Energy Management Company will, in accordance with management services contracts with Mosenergo and certain Newcos, perform the duties of the general director of each of Mosenergo and these Newcos for a certain period of time following the Spin-offs.

OAO GRES-4 will hold Mosenergo's Kashirskaya GRES No. 4 power plant representing approximately 1,580 MW of electrical capacity and 385 Gcal/hr of heat capacity. OAO GRES-4 will engage in the generation and sale of electricity on a wholesale basis and the generation and sale of heat energy on a wholesale and retail basis.

OAO GRES-5 will hold Mosenergo's Shaturskaya GRES No. 5 power plant representing approximately 1,100 MW of electrical capacity and 344.3 Gcal/hr of heat capacity. OAO GRES-5 will engage in the generation and sale of electricity on a wholesale basis and the generation and sale of heat energy on a wholesale and retail basis.

OAO GRES-24 will hold Mosenergo's Ryazanskaya GRES No. 24 power plant representing approximately 310 MW of electrical capacity. OAO GRES-24 will engage in the generation and sale of electricity on a wholesale basis.

OAO Zagorskaya GAES will hold Mosenergo's Zagorskaya pumped-storage hydroelectric plant representing approximately 1,200 MW of electrical capacity. OAO Zagorskaya GAES will engage in the generation and sale of electricity on a wholesale basis during peak demand times.

OAO Specialized Design Bureau for Repair and Modernization will hold certain of Mosenergo's repair and construction development services. The company will engage in the development of design and project documentation for projects related to the repair and construction of electrical and heating facilities and networks.

OAO Mosteplosetenergoremont will hold certain of Mosenergo's repair facilities. The company will engage in the repair, production and laying of heat networks.

OAO Mosenergosetstroi will hold certain of Mosenergo's construction and repair facilities. The company will engage in the construction, mounting and repair of above-ground cables and sub-stations.

Mosenergo .... After the Spin-offs, Mosenergo will continue to engage in the generation and sale of electricity on a wholesale basis and the generation and sale of heat energy on a wholesale and retail basis. Mosenergo will continue to own and operate the key electricity and heat energy generation assets of the Company and will hold approximately 45-47% of Mosenergo's total assets (by book value). Its assets will include 17 electricity and heat cogeneration plants, representing approximately 10,600 MW of electricity capacity and approximately 34,150 Gcal/hr of heat energy capacity. Mosenergo is expected to be the largest regional electricity generating company in the restructured Russian electricity sector.

Capital Structure of each Newco .... Each Newco will have one class of common shares, which will have full voting rights. The number of common shares of each Newco will initially be the same as the number of Mosenergo common shares outstanding on September 14, 2004 (which is the day following the last day upon which Mosenergo may repurchase any shares tendered during the 45 days following the AGM (the "Redemption Election Period")). See "Dissenting and Non-Voting Shareholders' Redemption Rights" below.

The Spin-offs .... The Spin-offs will be conducted by means of a reorganization under Russian corporate law. Effective on each Formation Date:

- the relevant Newco will be established as a new and separate company and certain assets and liabilities of Mosenergo will be transferred to that Newco;
- each holder of Mosenergo shares will (a) be deemed to own a number of common shares in the relevant Newco equal to the number of Mosenergo common shares held by such holder on the relevant Formation Date and (b) continue to own the same Mosenergo common shares after such Formation Date as before. **As a result, following each Formation Date, the Mosenergo shares will no longer represent the value of the Newco that was registered in the USRLE on such Formation Date**; and
- each holder of record of Mosenergo ADSs will (a) become entitled to receive 100 common shares of the relevant Newco for each Mosenergo ADS held by such holder and (b) continue to own the same number of Mosenergo ADSs after such Formation Date as before. **As a result, following each Formation Date,**

the Mosenergo ADSs will no longer represent the value of the Newco that was registered in the USRLE on such Formation Date.

Distribution of the Shares of the Newcos

Under Russian corporate law, there will not exist any separate shares for the Newcos for some time after the AGM Date. On each Formation Date, the shares of the relevant Newco will be deemed to have been issued to the holders of Mosenergo shares as of such Formation Date. The Formation Dates are not expected to occur until December 2004. The holders of the shares of any Newco may not sell or otherwise transfer such shares until the relevant Trading Date for such Newco. The Trading Date will only occur when certain regulatory requirements under Russian law have been satisfied, including the registration of the shares of such Newco with the FSFM. Each Trading Date is expected to be at least 30 days after the corresponding Formation Date for such Newco.

As soon as practicable after each Formation Date, The Bank of New York, the U.S. depositary bank under Mosenergo's ADR facility (the "Depositary"), will set a record date for the Mosenergo ADSs and mail an election package to persons who held Mosenergo ADSs on such record date. This election package will request that holders of record of Mosenergo ADSs provide information to the Depositary regarding their Russian securities account to which the Newco shares may be credited following the Trading Date for the relevant Newco. Shortly after each Trading Date, the Depositary will credit, through its Russian custodian, the shares of the relevant Newco to those holders who provide such delivery instructions to the Depositary. On or about the second day of trading in Russia following each Trading Date, the Depositary will begin selling the shares of the relevant Newco for which delivery instructions have not been received. Approximately ten days following the completion of the sale of these shares, the Depositary will distribute the net cash proceeds on a *pro rata* basis to those holders who did not provide share delivery instructions.

Listing and Trading of the Shares of the Newcos

Under Russian corporate law, the shares of each Newco will not exist prior to the Formation Date for such Newco and may not trade prior to the Trading Date for such Newco. Following each Trading Date, the shares of the relevant Newco will initially be tradable only over-the-counter in Russia, although such shares may be tradable on an off-list basis subject to the prior approval of the RTS and MICEX. It is currently anticipated that, as soon as practicable following the final Trading Date, the shares of certain Newcos will apply to be listed on the RTS and the MICEX. Admission to trading on, and listing on, the RTS and MICEX will be subject to the approval of these stock exchanges. There is no assurance that the shares of any particular Newco that applies for a listing will qualify for such listing. See "The Spin-offs–Description of the Spin-offs" and "Market Information" below.

Shareholder Approval of the Spin-offs

The Spin-offs require the affirmative vote of at least 75% of the aggregate voting power of the shares of Mosenergo represented at the AGM. The AGM is to be held on June 28, 2004. All persons who held Mosenergo shares on May 13, 2004 (the "Shareholder Meeting Record Date") are entitled to vote at the AGM. Each holder of record of Mosenergo ADSs on May 13, 2004 (the "ADS Shareholder Meeting Record Date") will be entitled to deliver voting instructions to the Depositary in order to exercise voting rights corresponding to the Mosenergo common shares represented by their Mosenergo ADSs.

If the Spin-offs are not approved at the AGM, the Spin-offs will not occur; holders of Mosenergo shares will not receive shares in any Newco and their existing holdings in Mosenergo will be unaffected. Nevertheless, under a Russian law specifically relating to the reorganization of the Russian electricity sector, at any time on or after January 1, 2005, any corporate reorganization of the Company (such as the Spin-offs being proposed) will only require the affirmative vote of a majority of the aggregate voting power of the shares of Mosenergo represented at a shareholders' general meeting. RAO UES, the Company's majority shareholder, has indicated that it supports the proposed Spin-offs and, after January 1, 2005, would be able to approve the Spin-offs without the consent of any other shareholder. In addition, this law provides that if the Company has not reorganized by such date, the Russian Government may pass regulations mandating the compulsory reorganization of the Company.

Dissenting and Non-Voting Shareholder Redemption Rights..................................

Under Russian corporate law, Mosenergo shareholders entitled to vote at the AGM and who either vote against the Spin-offs or do not vote on the Spin-offs proposal may elect to have Mosenergo redeem their shares if the Spin-offs are approved within 45 days of the AGM (the "Redemption Election Period"). Holders of Mosenergo shares who wish to exercise their redemption rights must tender their shares to Mosenergo during the Redemption Election Period.

Within the 30-day period following the end of the Redemption Election Period, Mosenergo is required to redeem any shares tendered by holders of Mosenergo shares at a price of RR1.84 per share; provided that Mosenergo may use no more than 10 per cent of its net assets (as of the AGM Date, as calculated in accordance with the Russian accounting standards) to redeem such shares. For purposes of illustration, based on the net assets of Mosenergo as of December 31, 2003, such amount equaled approximately RR107 billion, meaning that, if the AGM had been held on December 31, 2003, Mosenergo would have been entitled to redeem approximately 20% of its shares.

In the event that holders tender more shares than Mosenergo is permitted to redeem, tendered shares will be redeemed on a pro rata basis. Pursuant to Russian corporate law, Mosenergo will cancel all shares that are redeemed. See "Dissenting and Non-Voting Shareholders' Redemption Rights" below.

Similar redemption rights will be provided to holders of Mosenergo ADSs. Promptly following the AGM Date, holders of Mosenergo ADSs who either vote against the Spin-offs or do not vote on the Spin-offs proposal will be provided with materials from the Depositary detailing the procedures to be followed if such holders wish to exercise their redemption rights. Holders who elect to exercise their redemption rights will be required to tender their Mosenergo ADSs to The Bank of New York as tender and exchange agent on or prior to August 5, 2004. See "Dissenting and Non-Voting Shareholders' Redemption Rights" below.

Certain Tax Consequences	The Information Statement includes a summary description of certain potential tax consequences of the Spin-offs for certain holders of Mosenergo's shares or Mosenergo ADSs under the laws of the Russian Federation, U.S. federal laws and U.K. laws. See "Certain Tax Consequences" below. Mosenergo has not investigated the possible tax treatment of the Spin-offs under the laws of any other jurisdiction. **Notwithstanding the summary descriptions contained in the Information Statement, holders of Mosenergo's shares or Mosenergo ADSs should consult with their own tax advisors concerning the overall tax consequences of the Spin-offs arising under foreign, state and local laws.**
Transactions Contemplated to Follow the Spin-offs	Following the Spin-offs, certain other transactions may be undertaken by Mosenergo and certain of the Newcos or by shareholders of Mosenergo. There can be no assurance, however, that any of these transactions will occur and shareholders are not being asked to approve of any of these transactions as part of the Spin-offs. See "Transactions Contemplated to Follow the Spin-offs" below.

INDICATIVE TIMETABLE

The following timetable identifies the key dates and time periods for the implementation of the Spin-offs, assuming that the Spin-offs are approved. This timetable has been prepared based on the best estimates of the Company's management of when the following events will occur. The dates in the timetable are indicative only. There can be no assurance that these events will occur or that the timing of these events will be as described below. Significant delays may be caused by the necessity for regulatory consents, actions by third persons, unforeseen changes to Russian law or due to other circumstances.

May 13, 2004	Shareholder Meeting Record Date.
June 28, 2004	Annual general meeting of the shareholders of Mosenergo (the "AGM Date").
August 12, 2004	End of Redemption Election Period.
September 13, 2004	Last day for Mosenergo to redeem and cancel shares tendered by dissenting and non-voting shareholders.
November 2004	Newcos hold organizational general shareholders' meetings.
December 2004	State registration of each of the Newcos in the USRLE (the "Formation Dates") and the transfer of certain assets and liabilities of Mosenergo to each Newco. Although Mosenergo will endeavor to procure that the state registration of all Newcos will occur on the same date, there can be no assurance that the appropriate registration authorities will register all Newcos on the same date. See "Description of the Spin-offs" below.
February-March 2005	The FSFM registers the shares of each Newco and the shares become tradable (the "Trading Dates"). Although Mosenergo will endeavor to procure that the shares of each Newco will be registered on the same date, there can be no assurance that the FSFM will register the shares of all Newcos on the same date. See "Description of the Spin-offs" below.
March 2005	Certain Newcos apply for listing on the RTS and MICEX.
May-July 2005	RTS and MICEX list the shares of those Newcos that are approved for listings. [1]

1 As a result of recent regulatory changes in Russia, listing requirements are in the process of being changed. As a result, the time required to obtain listings is uncertain. See "Market Information" below.

SUPPLEMENTARY INDICATIVE TIMETABLE FOR HOLDERS OF MOSENERGO ADSs

The following timetable identifies additional key dates and time periods for the implementation of the Spin-offs that are of particular relevance to holders of Mosenergo ADSs, assuming that the Spin-offs are approved. This timetable has been prepared based on the best estimates of the Company's management of when the following events will occur. The dates in the timetable are indicative only. There can be no assurance that these events will occur or that the timing of these events will be as described below. Significant delays may be caused by the necessity for regulatory consents, actions by third persons, unforeseen changes to Russian or U.S. law or due to other circumstances.

May 13, 2004	Shareholder Meeting Record Date.
May 13, 2004	ADS Shareholder Meeting Record Date.
June 18, 2004	Deadline for holders of record of Mosenergo ADSs to deliver AGM voting instructions to the Depositary.
June 28, 2004	Annual general meeting of the shareholders of Mosenergo (the "AGM Date").
July 1, 2004	Distribution by the Depositary of redemption materials to holders of record of Mosenergo ADSs who voted against or did not vote on the Spin-offs proposal.
August 5, 2004	Last day for holders of record of Mosenergo ADSs to deliver redemption requests to the Depositary.
August 12, 2004	End of Redemption Election Period.
September 13, 2004	Last day for Mosenergo to redeem and cancel shares tendered by dissenting and non-voting shareholders.
November 2004	Newcos hold organizational general shareholders' meetings.
December 2004	State registration of each of the Newcos in the USRLE (the "Formation Dates") and the transfer of certain assets and liabilities of Mosenergo to each Newco. Although Mosenergo will request that the state registration of all Newcos will occur on the same date, there can be no assurance that the USRLE will register all Newcos on the same date. See "Description of the Spin-offs" below.
January 2005	Distribution of materials by the Depositary to holders of record of Mosenergo ADSs on the ADS record date with respect to each Formation Date requesting information concerning holders' Russian securities accounts.
February-March 2005	The FSFM registers the shares of each Newco and the shares become tradable (the "Trading Dates"). Holders of Mosenergo ADSs who have provided delivery instructions to the Depositary receive shares of the Newcos; other holders receive cash following sale of the Newco shares by the Depositary. Although Mosenergo will request that the shares of each Newco will be registered on the same date, there can be no assurance that the FSFM will register the shares of all Newcos on the same date. See "Description of the Spin-offs" below.
March 2005	Certain Newcos apply for listing on the RTS and MICEX.
May-July 2005	RTS and MICEX list the shares of those Newcos that are approved for listings.[2]

[2] As a result of recent regulatory changes in Russia, listing requirements are in the process of being changed. As a result, the time required to obtain listings is uncertain. See "Market Information" below.

THE SPIN-OFFS

Background to and the Reasons for the Spin-offs

The Reform of the Russian Power Sector

On March 26, 2003, the Russian Duma adopted the Federal Law on Electric Power No. 35-FZ, which, together with other related legislative acts (collectively, the "Reform Acts"), sets forth a legal framework for the restructuring of the Russian power sector, outlines the roles of regulatory agencies and other participants in the sector and provides guidelines for the trading of power in the wholesale and retail markets. The Reform Acts aim to:

- create a unified national power grid and a unified operational dispatch control system;
- introduce competition into the Russian power sector;
- separate the parts of the sector that are to be competitive (generation and supply) from the parts that are to be monopolistic (transmission and distribution);
- increase the operating efficiency of generation and supply companies;
- create a self-regulated wholesale electricity market where prices are determined by supply and demand; and
- regulate the activities of the monopolies in the sector.

One of the central features of the Reform Acts, in relation to Mosenergo and other Russian regional power utilities, is a legislative mandate to divide up these vertically-integrated entities along existing lines of business (e.g., generation, transmission, distribution, supply, construction and repair, and others).

The Reform Acts provide that, in the future, the participants of the Russian electricity sector will be the following:

- **Generation Companies**. Generation companies will produce electricity. The principal generation companies will consist of large wholesale generation companies (the "WGCs"), regional generating companies (the "RGCs") and Rosenergoatom, the state-controlled nuclear power generation company. Once the restructuring of the electricity sector is complete, substantially all of the electricity generated in Russia will be sold and purchased through the wholesale electricity market either by means of electricity purchase agreements directly negotiated between generation companies and supply companies or by means of spot purchases.

- **Federal Grid Company**. The Federal Grid Company will manage and own substantially all the assets that comprise the unified national grid (the "Unified National Grid"), a system of technologically-compatible high voltage power lines, which will transmit electricity from power stations to grid supply points. All supply companies will be obligated to enter into transmission contracts with the Federal Grid Company. As the Federal Grid Company will be a monopoly, the Russian Government will regulate the charges for connection to and use of the transmission system. It is expected that the Russian Federation will hold more than 75% of the shares of the Federal Grid Company.

- **System Operator**. The System Operator will operate the dispatch control system. All supply companies will be obligated to enter into dispatch services agreements with the System Operator. As the System Operator will be a monopoly, the Russian Government will regulate the tariffs that the System Operator will be allowed to charge for its services. It is expected that the Russian Federation will hold more than 75% of the shares of the System Operator.

- **Distribution Companies**. Distribution companies will engage in the transmission and distribution, at a regional level, of electricity at gradually reducing voltages from the Unified National Grid directly to final consumers, both commercial and domestic. Distribution prices will be regulated by the Russian Government and by regional authorities.

- **Supply Companies**. Supply companies will buy electricity through the wholesale electricity market, including by means of electricity purchase agreements directly negotiated with generation companies, and then sell the electricity to consumers. Competition in supply will be introduced so that consumers will ultimately be able to choose their electricity supplier. Nevertheless, one supplier in each region will be designated the guaranteeing supplier for that region and will be obligated to supply electricity to all consumers in that region who request it.

- **Market Administrator**. The Market Administrator will administer the electricity market trading system, which will perform the functions of an exchange. The Market Administrator will be a non-commercial partnership. As the Market Administrator will be a monopoly, the Russian Government will regulate the tariffs that the Market Administrator will be allowed to charge for its services.

Introduction of Competition - The Transition Period

The Reform Acts provide for a transition period until at least July 1, 2005 for the completion of the restructuring process and a gradual introduction of competition into the sector (the "Transition Period").

Under the Governmental Regulation On Wholesale Electricity Market Rules of the Transitional Period of October 24, 2003 No. 643 (the "Transitional Wholesale Market Rules"), the Russian Government has adopted wholesale market rules relating to the Transition Period, which provide for a continued active role of the Russian Government in the regulation and pricing of electricity purchases during the Transition Period. Initially during the Transition Period, a maximum of 15% of the electricity market is to be opened for competition, where prices are established on the basis of supply and demand; all other generated electricity is to be sold at regulated tariffs. It is expected that the segment of the market open to competitive pricing will be enlarged.

During the Transition Period, all regional energy companies (the "Energos") that sell electricity in their respective regions will continue to be subject to regulation. Until March 2004, tariffs for the sales of electricity by the Energos were set by the Federal Energy Commission (the "FEC") and the Regional Energy Commissions (the "RECs"). Pursuant to a Presidential Decree No. 314 that became effective on March 11, 2004, the FEC is being reorganized into the newly-formed Federal Tariffs Service (the "FTS"). In accordance with this Decree, the regulatory authority previously held by the FEC has been transferred to the Ministry of Economy and Trade and the natural monopoly control functions previously held by the FEC to the Federal Antimonopoly Service. **Until further regulation defines the precise functions and scope of authority given to the FTS, it is unclear how energy tariffs after the Transition Period will be set.** See "Legal and Regulatory Matters – The Tariff System" below.

There can be no assurance that the Transition Period will end on July 1, 2005 or that the market liberalization measures will be accomplished in a timely manner.

Creation of the Wholesale Electricity Market

The Reform Acts provide for the creation of wholesale and retail electricity markets upon the enactment of the wholesale market rules (the "Wholesale Market Rules"). The entry into force of the Wholesale Market Rules will end the Transition Period. The Wholesale Market Rules will provide that supply companies in the wholesale and retail markets will be allowed to sell electricity at market rates. Supply companies will buy electricity through the wholesale electricity market (either by means of energy purchase agreements directly negotiated with generation companies or through spot purchases) and then sell the electricity to consumers. For electricity sold through spot purchases, the Market Administrator will aggregate buy and sell bids made by supply companies and calculate applicable energy prices. **The details relating to the operation of the wholesale market after the Transition Period have not yet been established.** Nevertheless, it is expected that, for safety reasons, certain generation companies – including nuclear power stations, co-generation companies and hydroelectric stations - will be given priority in selling electricity in the wholesale market. See "Legal and Regulatory Matters – The Tariff System" below.

State Regulation of Charges and Tariffs

The creation of the wholesale electricity market will not result in the complete liberalization of the Russian energy sector. Substantial regulation of charges and tariffs by the Russian Government and regional authorities will continue. Regulation of charges and tariffs will affect:

- the prices that may be charged by the Federal Grid Company for the use of the transmission system;

- the prices that may be charged by the System Operator to ensure the reliability of the dispatch control system;

- the prices that may be charged by the Market Administrator for the administration of trading in the wholesale electricity market;

- the tariffs that may be charged for the supply of electricity and heat in areas that are not able to support effective competition among suppliers (e.g., remote areas);

- the prices that may be charged for the distribution of electricity;

- the sales mark-ups that may be charged by guaranteeing suppliers; and

- prices that may be charged for the transmission, distribution and sale (at wholesale and retail levels) of heat energy.

Restructuring of RAO UES and its Subsidiaries

Russian joint-stock company "Unified Energy System of Russia" ("RAO UES") holds approximately 51% of the voting shares of Mosenergo. RAO UES is a financial and industrial holding company that holds shares in numerous entities, including more than 70 Energos, more than 20 independent power plants, the national grid system and the central dispatcher board of the unified grid system. RAO UES holds a dominant position over the supply of electricity in Russia. The Russian Government currently owns approximately 53% of RAO UES. The remaining shares of RAO UES are publicly-held.

As part of the restructuring of Russia's power sector, RAO UES will be restructured. In May 2003, the Board of Directors of RAO UES approved an overall plan for the restructuring of RAO UES (the "5+5 Plan") and adopted a resolution directing all Energos to develop their own restructuring plans in accordance with the terms of the 5+5 Plan. In accordance with the Reform Acts, the general aim of the 5+5 Plan is to restructure the Energos – which are vertically-integrated regional monopolies - into companies that are divided by lines of business – namely, generation, transmission, distribution and supply. When the restructuring is complete, the following entities are expected to have been formed:

- 10 WGCs to be created from the integration of certain generation assets presently controlled or owned by UES and certain Energos. According to a Russian Government ordinance of September 1, 2003, there will be ten WGCs, six of which will consist of heat generation facilities and four of hydroelectric generation facilities. For further details concerning the creation and composition of the WGCs, see "Transactions Contemplated to Follow the Spin-offs" below.

- 14 regional generation companies (the "RGCs"), which will be created from the remaining generation assets, principally the electricity and heat co-generation plants of the Energos. The composition of the RGCs has been approved by the board of directors of RAO UES.

- the Unified National Grid and the Federal Grid Company.

- a number of distribution companies.

- a number of supply companies.

In addition to these proposed entities, the reorganized Russian power sector will include Rosenergoatom, the state-controlled nuclear power generation company, certain Energos and electricity and heat co-generation plants that will not be reorganized and certain other companies that are likely to be formed to participate in the restructured industry.

The Three Stages of the RAO UES Restructuring

The 5+5 Plan provides that the overall RAO UES restructuring process will occur in three broad stages between 2003 and 2006. During the first stage of the restructuring, it is expected that:

- most of the Energos (except physically-isolated Energos in the Far North and East of the Russian Federation that are not part of the unified energy system of Russia), including Mosenergo, will be divided into separate lines of business (generation, transmission, distribution, supply and services);

- managerial control over the new businesses established from each divided Energo will, for the duration of the Transition Period, generally be transferred to a single management company to ensure a smooth transition to the separate operation of the Newcos;

- the Federal Grid Company and the System Operator will be established and the transmission and dispatch assets held by RAO UES and by the Energos will be transferred to these entities;

- the WGCs will be established; and

- the competitive wholesale market will be introduced, with the maximum allowed share of the wholesale market being traded at competitive prices being 15% of total generated electricity.

During the second stage of the restructuring, it is expected that:

- shares held by the Russian Federation and by RAO UES in up to three WGCs will be sold to private owners;

- the RGCs will be established and become part of the competitive market; and

- the share of the wholesale market open to competitive pricing will increase from 15% to up to 50%.

During the third stage of the restructuring, it is expected that:

- the remaining shares held by the Russian Government or RAO UES in the WGCs and some of the RGCs will be sold to private owners;

- the Russian Government will become the owner of 75% of the shares (plus one additional share) in each of the Federal Grid Company and the System Operator; and

- the wholesale and retail electricity markets will be fully liberalized – one of the major economic aims of the restructuring of the Russian power sector.

Agreements to Restructure Mosenergo

In September 2003, RAO UES entered into two Agreements on Cooperation in Reorganizing the Energy Complex of Moscow City and the Moscow Region with each of the governments of Moscow City and Moscow Region (the "Cooperation Agreements"). Mosenergo is a signatory to the Cooperation Agreements.

The Cooperation Agreements set forth specific steps to be undertaken to enable the Spin-offs to occur and describe certain transactions that may be undertaken by the parties to the Cooperation Agreements and by certain of the Newcos following the Spin-offs. There can be no assurance, however, that any of these transactions will occur and shareholders are not being asked to approve of any of these transactions as part of the Spin-offs. Copies of the Cooperation Agreements have been published on RAO UES's website at *http://www.rao-ees.ru*. For further details concerning these proposed transactions, see "Transactions Contemplated to Follow the Spin-offs".

Overview of the Spin-offs

Mosenergo – like the other Energos – is engaged in the generation, transmission, distribution and supply of heat and electrical energy. The general conditions for the restructuring of Mosenergo were approved by the Board of Directors of RAO UES on January 30, 2004 and by the Board of Directors of Mosenergo on March 4, 2004. The first step of the restructuring is the Spin-offs described in this Information Statement. Nevertheless, if the Spin-offs are not approved at the AGM, the Spin-offs will not occur.

The Spin-offs involve the creation of the thirteen Newcos. The proposed business and operations of each Newco is described in this Information Statement. See "The Newcos" below. The Newcos will be newly-formed subsidiaries of Mosenergo. If the Spin-offs are approved, thirteen new companies will be formed which will be separate from Mosenergo. Each Newco will be established as a Russian open joint stock company. The companies that are proposed to be created are the following:

- OAO Moscow Region Electricity Network Company;
- OAO Moscow City Electricity Network Company;
- OAO Moscow Heating Network Company;
- OAO Trunk Grid Company;
- OAO Mosenergosbyt – Supply Company;
- OAO Energy Management Company;
- OAO GRES-4;
- OAO GRES-5;
- OAO GRES-24;
- OAO Zagorskaya GAES;
- OAO Specialized Design Bureau for Repair and Modernization;
- OAO Mosteplosetenergoremont; and
- OAO Mosenergosetstroi.

Mosenergo will continue to exist and to own and operate the key electricity and heat generation assets of the Company, which together comprise approximately 45-47% of the Company's total assets (by book value).

Neither Mosenergo nor any Newco will own any capital stock of the other or of any other Newco. Mosenergo and each Newco will initially have the same shareholders and they will continue to be controlled by the same shareholder, RAO UES. See "Controlling Shareholder of Each Newco". For a description of certain relationships between Mosenergo and certain of the Newcos, see "The Newcos".

The scope and complexity of the restructuring of the Russian power sector pursuant to the Reform Acts and the RAO UES 5+5 Plan are unprecedented. Significant aspects of the restructuring, its exact timing and many important details regarding its implementation remain to be defined. The costs of certain critical inputs, notably natural gas, have increased recently and appear likely to further increase significantly. There is a natural tension between the goals of deregulation and market liberalization in the sector and constraints on tariff levels, particularly to end users. Responsible officials in the Russian Government and in RAO UES believe that the restructuring will enhance the performance of the power sector over time. However, it is not possible to predict with any certainty the market or operating conditions that will exist for particular participants in the power sector, especially after the Transition Period. There can be no assurance, therefore, as to the profitability or the viability of any of the companies that will result from the Spin-offs in this new environment.

Shareholder Approval

The Board of Directors of Mosenergo decided on April 27, 2004 to propose the Spin-offs to Mosenergo's shareholders for their approval at the AGM on June 28, 2004. The Spin-offs require the affirmative vote of at least 75% of the aggregate voting power of the shares of Mosenergo represented at the AGM. All persons who held Mosenergo shares on May 13, 2004 (the "Shareholder Meeting Record Date") are entitled to vote at the AGM.

If the Spin-offs are not approved at the AGM, the Spin-offs will not occur; holders of Mosenergo shares will not become shareholders of any Newco and their existing holdings in Mosenergo will be unaffected. Nevertheless, under a Russian law specifically relating to the reorganization of the Russian electricity sector, at any time on or after January 1, 2005, any corporate reorganization of the Company (such as the Spin-offs being proposed) will only require the affirmative vote of a majority of the aggregate voting power of the shares of Mosenergo represented at a shareholders' general meeting. RAO UES, the Company's majority shareholder, has indicated that it supports the proposed Spin-offs and, after January 1,

2005, would be able to approve the Spin-offs without the consent of any other shareholder. In addition, this law provides that if the Company has not reorganized by such date, the Russian Government may pass regulations mandating the compulsory reorganization of the Company.

Description of the Spin-offs

If the Spin-offs are approved and all regulatory requirements under Russian law are satisfied, the Spin-offs will be implemented by Mosenergo creating thirteen Newcos and distributing shares in each Newco to Mosenergo's shareholders. The key steps in the Spin-offs are as follows:

- On each Formation Date, the relevant Newco will be established as a separate Russian open joint stock company, with a fully independent legal existence and full capacity to own and dispose of its assets, and certain assets and liabilities of Mosenergo will be transferred to such Newco and each holder of Mosenergo shares will (a) be deemed to own a number of common shares in the relevant Newco equal to the number of Mosenergo common shares held by such holder and (b) continue to own the same Mosenergo common shares after the Spin-offs as before. **As a result, following each Formation Date, the Mosenergo shares will no longer represent the value of the Newco that was registered in the USRLE on such Formation Date.**

- The summary of the separation balance sheet in Exhibit III (the "Separation Balance Sheet") sets forth further information concerning the assets that would have been held by Mosenergo and each Newco if the Spin-offs had occurred on December 31, 2003. The Separation Balance Sheet has been prepared pursuant to Russian law and on the basis of rules mandated by RAO UES for the restructuring of all Energos. These rules differ from International Financial Reporting Standards, which have been applied in preparing the pro forma financial information contained in Exhibit II. If the Spin-offs are approved, the assets and liabilities in the Separation Balance Sheet will be modified, utilizing the rules established by RAO UES for Mosenergo (the "Successorship Rules"), to take account of transactions that have occurred since December 31, 2003. For more information concerning the Separation Balance Sheet, see, generally, Exhibits II and III and, in particular, Note 5 to the pro forma financial statements.

- Until the relevant Trading Date (which will be at least 30 days following the corresponding Formation Date), the shares of the relevant Newco may not be sold or otherwise disposed of by shareholders in that Newco. On the relevant Trading Date, such shares will become tradable over-the-counter in Russia and may become tradable on an off-list basis subject to the approval of the relevant Russian exchanges.

- As soon as practicable following the consummation of the Spin-offs, Mosenergo expects that nine Newcos - OAO Moscow Region Electricity Network Company, OAO Moscow City Electricity Network Company, OAO Moscow Heating Network Company, OAO Trunk Grid Company, OAO Mosenergosbyt – Supply Company, OAO GRES-4, OAO GRES-5, OAO GRES-24 and OAO Zagorskaya GAES - will apply for listings on the RTS Stock Exchange ("RTS") and the Moscow Interbank Currency Exchange ("MICEX"). There can be no assurance, however, that the shares of any particular Newco that applies for a listing will qualify for such listing.

- The other four Newcos - OAO Energy Management Company, OAO Specialized Design Bureau for Repair and Modernization, OAO Mosteplosetnergoremont and OAO Mosenergosetstroi – are not expected to apply for a listing. The shares of these unlisted Newcos will therefore only be tradable over-the-counter in Russia, although they may also become tradable on an off-list basis subject to the approval of the relevant Russian exchanges.

- Decisions concerning the application for listing of all Newcos will ultimately be made by the controlling shareholder of the Newcos, RAO UES. As to OAO GRES-4, OAO GRES-5, OAO GRES-24 and OAO Zagorskaya GAES, decisions concerning their listing will likely take into account the timetable for their integration into the WGCs. Similarly, a decision concerning the application for listing of OAO Trunk Grid Company will likely take into account the timetable for and the terms and conditions of its integration into the Federal Grid Company. See "Transactions Contemplated to Follow the Spin-offs".

- The shares of Mosenergo will continue to trade on the RTS and MICEX throughout the process of the Spin-offs.

Effects of the Spin-offs on Holders of Mosenergo ADSs

On each Formation Date, each holder of record of Mosenergo ADSs will (a) become entitled to receive 100 common shares of the relevant Newco for each Mosenergo ADS held by such holder and (b) continue to own the same number of Mosenergo ADSs after such Formation Date as before. **As a result, following each Formation Date, the Mosenergo ADSs will no longer represent the value of the Newco that was registered in the USRLE on such Formation Date**

As soon as practicable after each Formation Date, the Depositary will set a record date for the Mosenergo ADSs and mail an election package to persons who held Mosenergo ADSs on such record date. This election package will request that holders of record of Mosenergo ADSs provide information to the Depositary regarding their Russian securities account to which the Newco shares may be credited following the Trading Date for the relevant Newco. Shortly after each Trading Date, the Depositary will credit, through its Russian custodian, the shares of the relevant Newco to those holders who provide such delivery instructions to the Depositary. On or about the second day of trading in Russia following each Trading Date, the Depositary will begin selling the shares of the relevant Newco for which delivery instructions have not been received. Approximately ten days following the completion of the sale of these shares, the Depositary will distribute the net cash proceeds on a *pro rata* basis to those holders who did not provide share delivery instructions.

As noted above, it is currently anticipated that certain of the following Newcos will apply to list their shares on the RTS and the MICEX. It is further anticipated that OAO Moscow Region Electricity Network Company, OAO Moscow City Electricity Network Company, OAO Moscow Heating Network Company and OAO Mosenergosbyt – Supply Company will apply to the FSFM for authorization to establish an ADR program. The decision on whether to establish an ADR program will, however, be a decision to be made by the management and board of directors of the particular Newco. There can be no assurance that any particular Newco will qualify for, apply for or receive such authorization.

Opinion of the Company's Financial Advisor Regarding the Spin-offs

Citigroup Global Markets Limited ("Citigroup") is financial advisor to the Company. At the request of the Company, on April 26, 2004, Citigroup delivered to the Board of Directors an opinion to the effect that, as of that date and based upon and subject to the matters and the work described therein, Citigroup's experience as investment bankers and other factors Citigroup deemed relevant, the Spin-offs (as defined below) were fair, from a financial point of view, to Mosenergo's shareholders relative to the financial interests that such holders then possessed (the "Opinion"). The Opinion was provided solely to assist the Board of Directors of Mosenergo in its evaluation of the Spin-offs and was not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matters relating to the proposed Spin-offs. This opinion was not intended to be used for other purposes. The Company encourages shareholders to read the following summary of the Opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. The summary of the Opinion is qualified in its entirety by the Opinion.

Citigroup has consented to the inclusion of the summary of the Opinion in this Information Statement. In giving such consent, Citigroup does not concede that it comes within the category of persons whose consent is required under the securities laws of the United States or any other jurisdiction, or the rules and regulations promulgated thereunder, nor does it concede that it is an expert within the meaning of the term "expert" as used in the U.S. Securities Act of 1933, as amended, or the rules and regulations of the U.S. Securities and Exchange Commission thereunder (or within the meaning of any similar term under the securities laws and rules and regulations of any other jurisdiction) with respect to any part of this Information Statement.

The Opinion related to the following transactions, the Spin-offs and not the Other Transactions (as defined below):

(a) The establishment of the Newcos:

- OAO Moscow Region Electricity Network Company;
- OAO Moscow City Electricity Network Company;
- OAO Moscow Heating Network Company;
- OAO Trunk Grid Company;

- OAO Mosenergosbyt – Supply Company;
- OAO Energy Management Company;
- OAO GRES-4;
- OAO GRES-5;
- OAO GRES-24;
- OAO Zagorskaya GAES;
- OAO Specialized Design Bureau for Repair and Modernization;
- OAO Mosteplosetenergoremont; and
- OAO Mosenergosetstroi.

(b) The pro rata distribution of the shares of each Newco to holders of the ordinary shares of Mosenergo (the "Shares") as of a record date to be determined.

The Opinion noted that, as described in greater detail in the resolution of Mosenergo's Board of Directors dated March 4, 2004 and the draft Information Statement relating to the Spin-offs dated April 18, 2004 (collectively the "Documents"), the plans for restructuring Mosenergo contemplate several complex transactions in addition to the Spin-offs, including, but not limited to:

(i) the increase in Moscow City's ownership of each of OAO Moscow City Electricity Network Company and OAO Moscow Heating Network Company and the increase in Moscow Region's ownership of OAO Moscow Region Electricity Network Company pursuant to subscriptions of new shares in exchange, wholly or partly for a contribution of assets, upon terms to be determined;

(ii) the consolidation or liquidation at a future date and at ratios to be determined of OAO GRES-4, OAO GRES-5 and OAO GRES-24 with an entity or with entities to be determined;

(iii) the consolidation at a future date and at a ratio to be determined of OAO Trunk Grid Company with an entity to be determined; and

(iv) the selling, on dates and upon terms to be determined, of certain assets of Mosenergo, including repair and maintenance companies to be established as subsidiaries of Mosenergo and OAO Moscow Region Electricity Network Company (collectively, the restructuring transactions other than the Spin-offs, the "Other Transactions"; the Spin-offs, and the Other Transactions, collectively, the "Restructuring").

In arriving at its opinion, Citigroup reviewed the Documents and held discussions with certain senior officers, directors and other representatives and advisors of Mosenergo concerning the business, operations and prospects of Mosenergo and the Newcos. Citigroup examined certain publicly available business and financial information relating to Mosenergo as well as certain financial forecasts and other information and data for Mosenergo, which were provided to or otherwise discussed with Citigroup by the management of Mosenergo. Citigroup reviewed RAO UES' strategy relating to the reorganisation of Mosenergo, which Citigroup understood envisages the separation of the supply and generation businesses, the creation of a single management company notwithstanding potential conflicts of interest, the creation of three non-core service companies and four single asset generation companies that are likely to be merged with larger generation companies as part of an industry restructuring.

Citigroup took note of certain Russian legislative reforms relevant to the Restructuring. These reforms set forth (a) the basis for new regulation of the Russian electricity industry during and after the restructuring period and (b) the grounds for the creation and functioning of the new market-based system. These reforms also (x) mandate the separation of Mosenergo's dispatching and transmission assets by 1 January 2005 and (y) provide that, as of 1 January 2005, to the extent a restructuring has not been effected, a restructuring of Mosenergo may be effected by a 50% plus one shareholder vote (which RAO UES currently possesses), rather than a 75% shareholder vote (as is currently required). Consequently, in arriving at

Citigroup's opinion, Citigroup has compared the position that Mosenergo would have been in had it not reached an agreement on the Spin-offs and the Other Transactions, thereby allowing RAO UES to implement its restructuring plan without the consent of other shareholders.

Citigroup reviewed the terms of the Spin-offs in relation to, among other things, current and historical market prices and trading volumes of the Shares, the historical and projected earnings and other operating data of Mosenergo and the capitalization and financial condition of Mosenergo and the Newcos. Citigroup analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citigroup considered relevant in evaluating those of Mosenergo and the Newcos. In addition to the foregoing, Citigroup conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citigroup deemed appropriate in arriving at its opinion.

In rendering its opinion, Citigroup assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with Citigroup. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Citigroup, Citigroup were advised by the management of Mosenergo that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Mosenergo as to the future financial performance of Mosenergo and the Newcos. Citigroup expressed no opinion with respect to such forecasts and other information and data or the assumptions upon which these are based. Citigroup had not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Mosenergo nor had Citigroup made any physical inspection of the properties or assets of Mosenergo. Citigroup assumed, with Mosenergo's consent, that the Spin-offs will be consummated in compliance with all applicable laws and that the final terms and timing of the Spin-offs will not vary materially from that set forth in the Documents. Furthermore, in rendering their opinion, Citigroup assumed that the legal and regulatory framework to allow the orderly operation of the restructured Russian electricity industry, including those rules necessary for the introduction of a liberalized wholesale generation market, the regulation of monopoly businesses, the regulation of end-user tariffs and the regulation of Russian gas prices, that have yet to be finalized, will conform to the assumptions provided by Mosenergo. Citigroup also assumed that holders of shares could not obtain the benefit of the liberalized wholesale generation market referred to in the preceding sentence without the introduction of the Restructuring, as proposed, taking into account the various constraints on Mosenergo described more fully in the following paragraph. Citigroup also assumed that the industry reforms, including the Restructuring, will result in an increase in wholesale prices and tariffs paid by end-users. In addition, while Citigroup did not express any opinion as to what the value of the shares of any Newco actually will be when issued or the price at which any such shares will trade at any time, Citigroup assumed that the lower trading liquidity of the shares for the Newcos and the expected delay in the ability of recipients of such shares to trade such shares after the issuance thereof (and the lack of ADR programs and listings) will not have a material adverse impact on the value of the Spin-offs. Citigroup's Opinion was necessarily based upon information available to Citigroup, and financial, stock market and other conditions and circumstances existing and disclosed to Citigroup, as of the date of the Opinion.

Citigroup is acting as financial advisor to Mosenergo in connection with the proposed Restructuring and will receive a fee for such services which is not contingent on the consummation of the Restructuring. As financial advisor, Citigroup analyzed and proposed alternative transaction structures to restructure Mosenergo that are less complex, involve less potential for conflicts of interest, create more potential value for shareholders and create greater liquidity for the shares of the Newcos. However, in light of the constraints Citigroup understood Mosenergo is subject to in connection with the Restructuring, including, without limitation, the agreements between Mosenergo, RAO UES and the respective governments of Moscow City and Moscow Region, as well as those set forth in the third preceding paragraph, Citigroup did not opine on the relative merits of the proposed Spin-offs (or any other portion of the Restructuring or any other element of the plans for reforming Mosenergo) as compared to any other alternative business strategy or transaction structure, including those analyzed and/or proposed by Citigroup, that might exist for Mosenergo or the effect of any other transaction in which Mosenergo might engage were it not subject to the constraints set forth above. Citigroup was not requested to, and did not, participate in the negotiation of the Restructuring or any other element of the plans for reforming Mosenergo. The advisory services of Citigroup were provided for the information of the directors of Mosenergo for their evaluation of the Restructuring, and were not intended to be nor to constitute a recommendation of the Spin-offs or the Other Transactions to Mosenergo or its creditors, shareholders or other stakeholders. The financial advice and opinion of Citigroup did not and do not constitute a recommendation to any creditor, shareholder or other stakeholder as to how such creditor, shareholder or other stakeholder should vote or act on any matter relating to the Spin-offs or the Other Transactions.

Citigroup received a fee upon the delivery of the Opinion. Citigroup will also receive a fee if Citigroup delivers an opinion to the Management Boards of the OAO Moscow City Electricity Network Company, OAO Moscow Heating Network Company or OAO Moscow Region Electricity Network Company with regard to future transactions related to the implementation of the agreements between RAO UES, Mosenergo and each of the governments of Moscow City and Moscow Region which may occur. Citigroup has in the past provided investment banking services to Mosenergo and RAO UES unrelated to the Restructuring, for which services Citigroup received compensation. In the ordinary course of Citigroup's business, Citigroup and its affiliates may actively trade or hold the securities of Mosenergo and RAO UES for their own account or for the account of their respective customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citigroup and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Mosenergo, RAO UES and their respective affiliates.

Creditors' Rights

Under Russian law, if the Spin-offs are approved, Mosenergo must notify its creditors about the Spin-offs within 30 days of the AGM. Within 30 days of such notification, Mosenergo's creditors may demand the early termination or performance of Mosenergo's obligations to them and, in addition, may demand that Mosenergo compensate them for any damages caused by such early termination or performance. Mosenergo does not anticipate that any exercise by creditors of these rights would have a material adverse effect on the Company's continuing business and operations or on the implementation of the Spin-offs.

In the event the Spin-offs result in it being unclear which Newco is the successor of Mosenergo with respect to any liability transferred by Mosenergo as part of the Spin-offs, each Newco and Mosenergo will be jointly and severally liable to the relevant creditor for such liability of Mosenergo. Given that there have been very few spin-off transactions undertaken by Russian companies, the treatment of creditors' rights in the context of a spin-off are subject to considerable uncertainty. As a result, there is a risk that each Newco could be held jointly and severally liable for liabilities of Mosenergo other than those that are specifically assumed by such Newco. Mosenergo anticipates, however, that the allocation of liabilities in the Spin-offs will be sufficiently precise that material issues of joint and several liability should not arise.

Mosenergo has commenced negotiations in relation to its restructuring plan with its two largest hard-currency creditors, the European Bank for Reconstruction and Development ("EBRD") and the International Finance Corporation ("IFC") with respect to credit facilities dated April 7 and June 18, 1998 (with EBRD and IFC as lenders, respectively) for a disbursed total of U.S.$50 million and August 14, 2002 (with EBRD as lender) for a disbursed total of U.S.$70 million. At December 31, 2003, a total of approximately U.S.$75 million remained outstanding under these facilities. EBRD and IFC have indicated their willingness to consent in principle to the restructuring, subject to the provision of financial information and the satisfaction of certain other conditions, including compliance with financial ratio covenants set forth in the agreements. Mosenergo believes that the credit facilities with EBRD and IFC will be maintained in accordance with their respective terms, that necessary consents of EBRD and IFC will be given, and that the obligations of Mosenergo under the relevant agreements will continue to be performed by Mosenergo following the Spin-offs.

Procedure for the Election of the Board of Directors and the General Director of each Newco

In accordance with Russian corporate law, the board of directors and the general director of each Newco will be elected at their respective organizational general shareholders meeting to be held at a date following the AGM Date but before the Formation Date. It is currently expected that these meetings will be held in November 2004. Shareholders who own (and holders of Mosenergo ADSs whose Mosenergo ADSs represent) in the aggregate two percent or more of the shares of Mosenergo will be eligible to nominate persons to be directors and the general director. Members of the board of directors of each Newco will be elected by cumulative voting. The general director of each company will be elected by a simple majority vote of the shareholders participating in the respective general shareholders meeting.

Transfer of Management Functions to OAO Energy Management Company

Following the Trading Date, it is expected that the shareholders of seven Newcos - OAO Moscow Region Electricity Network Company, OAO Moscow City Electricity Network Company, OAO Moscow Heating Network Company, OAO Mosenergosbyt, OAO Specialized Design Bureau for Repair and Modernization, OAO Mosteplosetenergoremont and OAO Mosenergosetstroi – will consider, at general shareholders meetings of their respective companies, whether to delegate the duties and responsibilities of their respective general directors to OAO Energy Management Company for a certain period of time after the Spin-offs. The shareholders of Mosenergo will also consider a similar proposal at a meeting of its shareholders. The creation of such specialized management companies and the delegation of management powers to them is contemplated in RAO UES' 5+5 Plan for Mosenergo and similar Energos controlled by RAO UES.

Any delegation of management duties and responsibilities to OAO Energy Management Company will be set forth in a management services contract. It is expected that, pending the effectiveness of that contract, the general director of

Mosenergo or another senior member of management will be assigned responsibility for management of the Newcos. The shareholders of the respective Newcos and of Mosenergo will be able to terminate their respective companies' management services contract with OAO Energy Management Company at any time by majority vote. Since RAO UES is expected to remain the majority shareholder of Mosenergo and of each of the Newcos after the Spin-offs, the terms of the management services contracts – including their duration - will be under the control of RAO UES.

The four Newcos that will later be integrated into WGCs – OAO GRES-4, OAO GRES-5, OAO GRES-24 and OAO Zagorskaya GAES – are not currently expected to enter into management services contracts with OAO Energy Management Company. Nevertheless, if the WGCs are not created by the Trading Date, RAO UES, as the controlling shareholder of these Newcos, may elect to cause these Newcos to enter into management services contracts with OAO Energy Management Company on a temporary basis.

OAO Trunk Grid Company is not expected to enter into a management services contract with OAO Energy Management Company. Its general director and members of its board of directors are expected to be elected at the company's organizational shareholders meeting.

For more information about OAO Energy Management Company, see "The Newcos — OAO Energy Management Company."

Regulatory Filings, Approvals and Consents

Promptly following the AGM Date, the shareholders' resolutions from the AGM will be published on Mosenergo's website at http://www.mosenergo.ru and the newspaper Izvestia and, in accordance with the requirements of Russian law, will be published in the FSFM journal "Supplement to the FSFM Vestnik" and will also be submitted to the FSFM. The text of the resolutions will also appear in two newswires, AKM and Interfax.

Following the AGM, Mosenergo will notify the Federal Antimonopoly Service of the Spin-offs.

In addition, as discussed above, each Newco will be required to record its state registration in the USRLE and register its shares with the FSFM. **There can be no assurance that any such registration will be granted or received on a timely basis.**

Dissenting and Non-Voting Shareholders' Redemption Rights

Under Russian corporate law, Mosenergo shareholders entitled to vote at the AGM and who either vote against the Spin-offs or do not vote on the Spin-offs proposal may elect within 45 days of the AGM (the "Redemption Election Period") to have Mosenergo redeem their shares if the Spin-offs are approved. **Shareholders marking the "abstain" box on voting ballots are not considered to be "non-voting" within the meaning of Russian law; shareholders marking the "abstain" box will not be able to exercise redemption rights if the Spin-offs are approved.** Holders of Mosenergo shares who wish to exercise their redemption rights must tender their shares to Mosenergo during the Redemption Election Period.

Within the 30-day period following the end of the Redemption Election Period, Mosenergo will redeem any shares tendered by holders of Mosenergo shares (including any shares tendered by the Depositary on behalf of holders of Mosenergo ADSs) at a price of RR1.84 per share. In accordance with the requirements of Russian law, this price has been set by the Board of Directors of Mosenergo, following the report of CJSC Ernst & Young Legal, an independent appraiser. Nevertheless, under Russian law, Mosenergo may use no more than 10 per cent of its net assets (as of the AGM Date, as calculated in accordance with the Russian accounting standards) to redeem such shares. For purposes of illustration, based on the net assets of Mosenergo as of December 31, 2003, such amount equaled RR107 billion, meaning that, if the AGM had been held on December 31, 2003, Mosenergo would have been entitled to redeem approximately 20% of its shares.

In the event that holders tender more shares than Mosenergo is permitted to redeem, tendered shares will be redeemed on a pro rata basis. Pursuant to Russian corporate law, Mosenergo will cancel all shares that are redeemed. No shares of any Newco may be distributed for such cancelled Mosenergo shares. Following such cancellations, Mosenergo will reduce the size of its charter capital to account for the cancelled shares. Mosenergo expects to finance the costs of any buyback of shares with its own resources and, to the extent necessary, with borrowings.

Similar redemption rights will be provided to holders of Mosenergo ADSs. Promptly following the AGM Date, holders of Mosenergo ADSs who either vote against the Spin-offs or do not vote on the Spin-offs proposal will be provided with materials from The Bank of New York as tender and exchange agent detailing the procedures to be followed if such holders wish to exercise their redemption rights and appoint the tender and exchange agent to act on their behalf. **Holders of Mosenergo ADSs marking the "abstain" box on voting ballots are not considered to be "non-voting" within the meaning of Russian law; holders of Mosenergo ADSs marking the "abstain" box will not be able to exercise redemption rights if the Spin-offs are approved.** Holders who elect to exercise their redemption rights will be required to tender their Mosenergo ADSs on or prior to August 5, 2004. Holders of Mosenergo ADSs who elect to exercise their redemption rights should follow the instructions regarding the exercise of such rights included in the ADS redemption materials. Holders of Mosenergo ADSs should ensure that all required certifications for eligibility are duly executed and returned to The Bank of New York, acting as tender and exchange agent. The Bank of New York, acting as tender and exchange agent and Depositary, will calculate the number of Mosenergo ADSs presented for redemption and instruct its custodian in Russia to deliver the equivalent number of Mosenergo shares to Mosenergo for redemption. Upon receipt of the cash proceeds from Mosenergo, The Bank of New York, acting as tender and exchange agent, will distribute the net proceeds to holders of Mosenergo ADSs that tendered Mosenergo ADSs for redemption.

HOLDERS OF MOSENERGO SHARES AND MOSENERGO ADSs MAY BE SUBJECT TO TAX CONSEQUENCES ARISING FROM A REDEMPTION OF SHARES, INCLUDING RUSSIAN WITHHOLDING TAX ON ANY CAPITAL GAIN REALIZED. HOLDERS OF MOSENERGO SHARES AND MOSENERGO ADSs SHOULD CONSULT WITH THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THE REDEMPTION ARISING UNDER FOREIGN, STATE AND LOCAL LAWS. SEE "CERTAIN TAX CONSEQUENCES" BELOW.

Certain Tax Consequences

Other than the laws of the Russian Federation, U.S federal laws and U.K. laws, Mosenergo has not investigated the possible tax treatment of the Spin-offs under the laws of any jurisdiction.

Russian Tax Consequences

General

The following is a summary of certain Russian tax consequences for "non-resident holders" (as defined below) of Mosenergo shares and Mosenergo ADSs relating to the exercise of redemption rights and the Spin-offs. The summary does not seek to address the applicability of, and procedures in relation to, taxes levied by regional, municipal or other non-federal level authorities of the Russian Federation. Nor does the summary seek to address the availability of double tax treaty relief.

For purposes of this summary, a "non-resident holder" means (i) a natural person, physically present in the Russian Federation for less than 183 days in a given calendar year or (ii) a legal person or organization, in each case not organized under Russian law, that holds Mosenergo shares or Mosenergo ADSs otherwise than through a permanent establishment in Russia.

Each non-resident holder should consult such holder's own tax advisor concerning the overall tax consequences to it, including the consequences relating to the exercise of redemption rights and the Spin-offs arising under foreign, state and local laws.

The Russian tax rules applicable to financial instruments such as the Mosenergo ADSs are uncertain and official interpretive guidance is limited. Both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in a jurisdiction with a more developed capital market and tax system. The interpretation and application of these tax provisions will in practice rest substantially with local tax inspectors.

For Russian tax purposes, it is unclear under the applicable legislation if a holder of a Mosenergo ADS will be treated as the holder of the underlying Mosenergo shares. Russian tax authorities, however, have issued a number of private clarifications that treat holders of ADSs as direct holders of the underlying shares for Russian tax purposes. This summary assumes that non-resident holders of Mosenergo ADSs will be treated as non-resident holders of Mosenergo shares for Russian tax purposes. This position is not free from doubt, however, and there is some risk that the Russian tax authorities, including local tax inspectors, will not accept this position. References below to Mosenergo shares should be understood to refer as appropriate to Mosenergo shares that are held directly, as well as those shares the ownership of which is represented by ADSs.

The information in this section is intended to provide a general description of Russian tax issues arising for non-resident holders of Mosenergo shares and Mosenergo ADSs as a result of exercise of redemption rights and participation in the Spin-offs, but does not constitute legal advice. Holders should consult their own tax advisers concerning the tax consequences of exercising redemption rights and of the Spin-offs in light of their particular circumstances.

Tax Consequences Relating to the Exercise of Redemption Rights

As discussed above in "The Spin-offs -Dissenting and Abstaining Shareholders' Put Rights", Mosenergo shareholders entitled to vote at the AGM and who either vote against the Spin-offs or do not vote on the Spin-offs, may elect to have Mosenergo redeem their shares if the Spin-offs are approved.

Non-resident holders that are legal entities and that elect to have Mosenergo redeem their shares will be exempt from Russian taxation on the proceeds received, provided that 50% or more of Mosenergo's total assets are not real property. If more than 50% of Mosenergo's total assets consist of real property at the time of the redemption, proceeds received from the sale of shares to Mosenergo (subject to any available treaty relief) will be subject to Russian income tax and Mosenergo will be required to withhold an amount equal to 24% of any holder's gain in the case where the holder is able to document the costs connected with acquisition of the shares or 20% of the gross proceeds from the exercise of redemption rights in the case where the holder fails to provide documents that support the costs connected with acquisition.

Where non-resident holders that are natural persons elect to have Mosenergo redeem their shares, proceeds from the sale of Mosenergo shares by such holders (subject to any available tax treaty relief) will be subject to a 30% Russian withholding tax on the gross amount of proceeds received minus any available deductions, including the cost of acquisition.

Under certain tax treaties between Russia and other countries, including the United States and the United Kingdom treaties, holders may be eligible for a reduced rate of or exemption from Russian taxation of proceeds received from the redemption of shares. (See "Tax Treaty Relief" below for a discussion of issues related to reduced rates of taxation on disposition of shares and to obtaining treaty benefits).

Tax Consequences of the Spin-offs

Non-resident holders that are legal entities will not recognize income on the receipt of Newco shares as a result of the application of special rules contained in Article 277.3 of the Tax Code of the Russian Federation ("RF Tax Code") that exempt from Russian taxation items received in the context of a reorganization, such as the Spin-offs. The cost of acquisition of Mosenergo shares may not be allocated to Newco shares received in the Spin-offs for the purposes of calculating the gain on subsequent dispositions of Newco shares.

The RF Tax Code does not specifically exempt the receipt of shares by a natural person in a reorganization from Russian income tax. The receipt of Newco shares by non-resident holders that are natural persons may be treated as income to the holder for Russian tax purposes. Unless treaty relief is available, the amount received will be subject to Russian tax liability equal to 30% of the fair market value of the Newco shares received. Because Newco shares are distributed in-kind, Mosenergo will be unable to withhold the 30% tax, and non-resident holders who receive the Newco shares will be liable for this tax. Mosenergo will be required to inform Russian tax authorities of the distribution of the Newco shares to non-resident holders.

Under certain tax treaties between Russia and other countries, including the United States and the United Kingdom treaties, while this matter is not free from doubt, the receipt of Newco shares in the Spin-offs should be treated as "other income" and would not be taxable in Russia. (See "Tax Treaty Relief" below for a discussion of issues related to obtaining treaty benefits).

Sale of Newco Shares by the Depositary

As discussed above in "The Spin-offs – Effects of the Spin-offs on Holders of Mosenergo ADSs", after consummation of the Spin-offs, each holder of record of Mosenergo ADSs will be required to provide information regarding their Russian securities account to which the Newco shares may be credited following the Trading Dates for each of the Newcos. Holders of record that fail to provide such account information will not receive any Newco shares, and the Depositary will sell any such Newco shares and deliver the corresponding cash proceeds to such holders.

As discussed above, non-resident holders that are legal entities and that receive proceeds from the sale of Newco shares by the Depositary will be exempt from Russian taxation on proceeds received, provided that 50% or more of the relevant Newco's total assets are not real property. If more than 50% of the relevant Newco's total assets consist of real property, proceeds received from the sale (subject to any treaty relief) will be subject to Russian profits tax that should be withheld by the Depository at the appropriate rates.

Where non-resident holders that are natural persons receive proceeds from the sale of Newco shares by the Depositary, proceeds from the sale of the shares (subject to any treaty relief) will be subject to Russian taxation. Where proceeds are received from a source within Russia, the gross amount of the proceeds will be subject to a 30% Russian withholding tax minus any available deductions, including the cost of acquisition.

Tax Treaty Relief

Russia has concluded tax treaties with a number of countries, including the United States and the United Kingdom, which may entitle holders to a reduced rate of or exemption from Russian taxation on amounts that would otherwise be taxable in Russia as described in this summary.

Tax Treaty Relief on the Disposition of Shares

Certain tax treaties Russia has entered into with other countries may entitle holders to exemption from or reduced rates of Russian taxation with respect to proceeds received from the disposition of Mosenergo shares in exercising redemption rights or the sale of Newco shares that are sold by the Depositary subsequent to the Spin-offs. In particular, under the United States – Russia Tax Treaty, proceeds received by holders that are U.S. residents from the sale of their shares generally will be exempt from Russian taxation if not more than 50% of the issuer's total assets consist of real property located in Russia. Under the United Kingdom– Russia Tax Treaty income received by holders that are U.K. residents from the sale of the issuer's shares generally will be exempt from Russian tax if (a) such shares are quoted on an approved stock exchange, or (b) if not more than 50% of the issuer's total assets consist of real property located in Russia. The term "approved stock exchange" is not defined in the United Kingdom–Russia Tax Treaty, and Mosenergo can provide no assurance that shares of the Newcos will be quoted on an approved stock exchange for purposes of the United Kingdom-Russia Tax Treaty. Non-resident holders should consult their own tax adviser regarding the availability of tax treaty relief on the disposition of shares in their particular circumstances.

Obtaining Tax Treaty Relief

To obtain the benefit of tax treaty provisions, the holder must comply with the certification, information, and reporting requirements in force in Russia. Currently, a holder would need to provide to the payer a certificate of tax domicile issued by a competent tax authority of the relevant treaty country. In addition, a holder that is a natural person must provide appropriate documentary proof of tax payments outside of Russia on income with respect to which treaty benefits are claimed. Because of uncertainties regarding the form and procedures for providing such documentary proof, individuals in practice may not be able to obtain treaty benefits.

United States Tax Consequences

General

The following is a summary of certain potential U.S. federal income tax consequences relating to the exercise of redemption rights and the Spin-offs for U.S. holders (as defined below) of Mosenergo shares or Mosenergo ADSs. This discussion does not purport to describe comprehensively all of the tax consequences of the Spin-offs that may be relevant to a U.S. holder. This summary applies only to U.S. holders of Mosenergo shares or Mosenergo ADSs holding the Mosenergo shares or Mosenergo ADSs as capital assets and does not apply to special classes of U.S. holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in Mosenergo shares or Mosenergo ADSs on a mark-to-market basis, and persons holding Mosenergo shares or Mosenergo ADSs in a hedging transaction or as part of a straddle or conversion transaction.

For purposes of this discussion, a "U.S. holder" is a holder of Mosenergo shares or Mosenergo ADSs that is (i) a citizen or resident of the United States of America, (ii) a corporation organized under the laws of the United States of America or any state thereof, or (iii) otherwise subject to U.S. federal income taxation on a net income basis with respect to the Mosenergo shares or Mosenergo ADSs.

Each U.S. holder should consult such holder's own tax advisor concerning the overall tax consequences to it, including the consequences of the exercise of redemption rights and the Spin-offs arising under non-U.S., state and local laws.

Holders of Mosenergo ADSs will be treated for U.S. federal income tax purposes as holding the underlying Mosenergo shares, the ownership of which is represented by the Mosenergo ADSs. Deposits and withdrawals of shares in exchange for ADSs will not result in the recognition of gain or loss for U.S. federal income tax purposes. References below to Mosenergo shares should be understood to refer as appropriate to Mosenergo shares that are held directly, as well as those shares the ownership of which is represented by Mosenergo ADSs.

Tax Consequences Relating to the Exercise of Redemption Rights

As discussed above in "The Spin-offs - Dissenting and Abstaining Shareholders' Redemption Rights", Mosenergo shareholders entitled to vote at the AGM and who either vote against the Spin-offs or do not vote on the Spin-offs, may elect to have Mosenergo redeem their shares if the Spin-offs are approved. If a U.S. holder makes such an election and sells its shares to Mosenergo, the holder will realize gain or loss equal to the difference between the amount received for the shares and the holder's tax basis in the shares. Such gain or loss realized by a holder on the sale of its shares to Mosenergo will be capital gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year. The net amount of long-term capital gain recognized by an individual holder generally is subject to taxation at a maximum rate of 15% under recently enacted legislation. A U.S. holder's ability to offset capital losses against income is subject to limitations.

Tax Consequences of the Spin-Offs

At this point it is unclear if the distribution of the Newco shares in the Spin-offs will qualify as a tax-free distribution under section 355(a) of the Internal Revenue Code of 1986, as amended (the "Code"). If the Spin-offs are treated for U.S. federal income tax purposes as a tax-free distribution under section 355(a) of the Code, U.S. holders would not recognize any income, gain or loss for U.S. federal income tax purposes as a result of the Spin-offs. A U.S. holder's aggregate basis in the Mosenergo shares and Newco shares after the Spin-offs would equal such U.S. holder's former basis in the Mosenergo shares prior to the Spin-offs. Such aggregate basis would be allocated among the Mosenergo shares and the Newco shares in proportion to their respective fair market values.

Furthermore, a U.S. holder's holding period in a Mosenergo share would continue after the Spin-offs, and the holding period of any Newco share would include the holding period of the Mosenergo share with respect to which it was received.

Each U.S. holder who treats the Spin-offs of Newco shares as a tax-free distribution is required to attach to its U.S. federal income tax return for the year in which the Spin-offs occur a detailed statement setting forth information concerning the applicability of Code section 355(a) to the Spin-offs. Mosenergo, if requested by a U.S. holder will provide reasonable cooperation to make available information regarding relevant facts, including information that may be relevant to the allocation of tax basis between Mosenergo shares and Newco shares.

Mosenergo provides no assurance that the Internal Revenue Service (the "Service") will accept that taxpayer's characterization of the Spin-offs as a tax-free distribution under section 355(a) of the Code. No rulings have been or will be sought from the Service on any of the issues discussed in this section, including on the issue of the treatment of the Spin-offs as a tax-free distribution under section 355(a) of the Code. If the Service does not accept the taxpayer's characterization of the Spin-offs as a tax-free distribution under section 355(a) of the Code, the Spin-offs will be treated as a taxable dividend of Newco shares to holders of Mosenergo shares as discussed immediately below.

If the Spin-offs do not qualify as a tax-free distribution under section 355(a) of the Code, the U.S. holder would be treated as receiving dividend income on each Formation Date in an amount equal to the fair market value of the Newco shares received on such Formation Date to the extent that this amount is treated as being paid from the current and accumulated earnings and profits (as measured for U.S. tax purposes) of Mosenergo. Subject to certain limitations, dividend income received from Mosenergo in respect of the Spin-offs by U.S. holders that are individuals should qualify for a reduced rate of taxation (with a maximum rate of 15 percent) provided that certain holding period and other requirements and conditions are met. Holders should consult their own tax advisors regarding the availability of the reduced dividend rate in light of their particular circumstances.

A holder of Mosenergo shares that is not a U.S. holder will not be subject to U.S. federal income or withholding tax in respect of the distribution of Newco shares in connection with the Spin-offs.

Sale of Newco Shares by the Depositary

As discussed above in "The Spin-offs – Effects of the Spin-offs on Holders of Mosenergo ADSs", after consummation of the Spin-offs, each holder of record of Mosenergo ADSs will be required to provide information regarding their Russian securities account to which the Newco shares may be credited following the Trading Dates for each of the Newcos. Holders of record that fail to provide such account information will not receive any Newco shares, and the Depositary will sell any such Newco shares and deliver the corresponding cash proceeds to such holders.

With respect to the sale of Newco shares a holder will realize gain or loss equal to the difference between the amount received for the shares and the holder's tax basis in the Newco shares. Such gain or loss realized by a holder on the sale of its Newco shares will be capital gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year. The net amount of long-term capital gain recognized by an individual holder generally is subject to taxation at a maximum rate of 15% under recently enacted legislation. A U.S. holder's ability to offset capital losses against income is subject to limitations.

Where the Spin-offs are treated as a tax-free distribution under section 355(a) of the Code, the holder's basis in the Newco shares would be calculated as described above in "United States Tax Consequences-Tax Consequences of the Spin-offs." The holder's holding period for the Newco shares will include the holding period of the Mosenergo shares with respect to which the Newco shares were distributed.

Where the Spin-offs are not treated as a tax-free distribution under section 355(a) of the Code, the holder's basis in the Newco shares generally will be equal to the amount realized with respect to the receipt of the Newco shares as described in above in "United States Tax Consequences - Tax Consequences of the Spin-offs." The holder's holding period for the Newco shares will begin from the date of receipt of the shares by the Depositary on behalf of the holder.

Foreign Tax Credits

As discussed in "Russian Tax Consequences", U.S. holders may be subject to Russian tax with respect to cash or shares received in connection with the exercise of redemption rights or the Spin-offs. Subject to a number of exceptions and conditions, holders may be able to credit certain of these taxes against their U.S. tax liability on foreign source income. In this regard, amounts that are withheld in excess of the rates to which the holder is entitled under the United States – Russia Tax Treaty will not be creditable against a holder's U.S. tax liability. Holders also will not be able to credit against their U.S. tax liability amounts that are withheld from income that is treated for U.S. purposes as U.S. source income, including in some cases amounts received on the disposition of Mosenergo or Newco shares.

Holders should consult their tax advisors regarding the creditability of taxes withheld in or otherwise paid to Russia with respect to cash or shares received following the exercise of redemption rights or the Spin-offs.

U.K. Tax Consequences

General

The following is a summary, based on current U.K. tax law and practice, of certain potential U.K. direct tax consequences relating to the exercise of redemption rights and the Spin-offs for holders of Mosenergo shares and Mosenergo ADSs. The summary is of a general nature. It does not purport to describe comprehensively all of the tax consequences relating to the redemption rights and the Spin-offs that may be relevant to a holder of Mosenergo shares or Mosenergo ADSs and some aspects do not apply to certain classes of taxpayer (such as dealers).

The U.K. direct tax consequences relating to the exercise of redemption rights and the Spin-offs are not free from doubt and there are alternative analyses that could apply. Holders of Mosenergo shares or Mosenergo ADSs should consult their own tax advisers regarding the possible charges to tax in light of their particular circumstances.

Tax Consequences Relating to the Redemption Rights

Persons who are resident in the United Kingdom for U.K. tax purposes are liable to income tax (or, where the relevant person is a company, corporation tax) in respect of income received from their possessions outside the United Kingdom. It is possible that a redemption of Mosenergo shares or Mosenergo ADSs by Mosenergo (as discussed above in

"The Spin-offs - Dissenting and Abstaining Shareholders' Redemption Rights") may be treated as giving rise to income of this nature for U.K. resident holders of Mosenergo shares or Mosenergo ADSs who elect to exercise their redemption rights.

Alternatively, any such redemption might be treated as involving a distribution of capital rather than income. Such a distribution would be within the scope of U.K. taxation of chargeable gains for holders of Mosenergo shares or Mosenergo ADSs who are resident in the United Kingdom for U.K. tax purposes or who carry on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment and whose shares or ADSs are or have been used, held or acquired for the purposes of such trade, profession, vocation, branch, agency or permanent establishment. In those circumstances, relevant holders would be treated at the time of the redemption as disposing of their Mosenergo shares or ADSs for a consideration equal to the redemption price, with a resulting chargeable gain or allowable loss.

Tax Consequences of the Spin-offs

As discussed above, persons who are resident in the United Kingdom for U.K. tax purposes are liable to income tax or corporation tax in respect of income received from their possessions outside the United Kingdom. It is possible that the Spin-offs may be treated as giving rise to income of this nature for U.K. resident holders of Mosenergo shares or Mosenergo ADSs.

Alternatively, the Spin-offs might be treated for U.K. tax purposes as involving a distribution of capital rather than income. Any such capital distribution would fall within the scope of U.K. taxation of chargeable gains for holders of Mosenergo shares or Mosenergo ADSs who are resident in the United Kingdom for U.K. tax purposes or who carry on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment and whose shares or ADSs are or have been used, held or acquired for the purposes of such trade, profession, vocation, branch, agency or permanent establishment.

If the Spin-offs are treated as giving rise to a capital distribution within the scope of U.K. taxation of chargeable gains, it is possible that the rules in section 136 of the Taxation of Chargeable Gains Act 1992 (the "Act") relating to corporate schemes of reconstruction would apply. If those rules were to apply, there would be no charge to tax at the time of the distribution but, for the purposes of computing any chargeable gains or allowable losses on a subsequent disposal, the shares of the Newcos acquired by each relevant holder and their Mosenergo shares or Mosenergo ADSs would be treated as the same asset, acquired at the same time as the Mosenergo shares or Mosenergo ADSs and for the same price.

If a taxpayer submits a U.K. tax return on the basis that the Spin-offs is a capital distribution and that the rules in section 136 of the Act apply, Mosenergo provides no assurance that the U.K. Inland Revenue will accept that characterization. No rulings have been or will be sought from the U.K. Inland Revenue on any of the issues discussed above and, in particular, no application for clearance has been or will be made under section 138 of the Act.

If the rules in section 136 of the Act were not to apply, relevant holders would be treated at the time of the distribution as if they had disposed of an interest in their Mosenergo shares or Mosenergo ADSs in consideration of the capital distribution, with a resulting chargeable gain or allowable loss.

Sale of Newco Shares by the Depositary

A sale of Newco shares by the Depositary on behalf of a holder of Mosenergo ADSs (as discussed above in "The Spin-offs - Effects of the Spin-offs on Holders of Mosenergo ADSs") will be a disposal within the scope of U.K. taxation of chargeable gains, with a resulting chargeable gain or allowable loss, if the relevant holder is resident in the United Kingdom or carries on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment and the relevant ADSs are or have been used, held or acquired for the purposes of such trade, profession, vocation, branch, agency or permanent establishment.

If the rules in section 136 of the Act apply to the Spin-offs, the holder's base cost in the Newco shares will be calculated on the basis (as described above in "United Kingdom Tax Consequences – Tax Consequences of the Spin-offs") that the Newco shares and the holder's Mosenergo ADSs are treated as the same asset, acquired at the same time as the Mosenergo ADSs and for the same price.

If the rules in section 136 of the Act do not apply, the holder's base cost in the Newco shares will be calculated on the assumption that the holder acquired the shares for a consideration equal to their market value at the time of acquisition, being the date of receipt of the shares by the Depositary on the holder's behalf.

Foreign Tax Credits

As discussed above in "Russian Tax Consequences", holders of Mosenergo shares or Mosenergo ADSs who are within the charge to U.K. tax may be subject to Russian tax with respect to cash or shares received in connection with the exercise of redemption rights or the Spin-offs. Subject to a number of important exceptions and conditions, that Russian tax may be allowed as a credit against any U.K. tax computed by reference to the same profits, income or gains by reference to which the Russian tax is computed.

Holders should consult their tax advisers regarding the creditability of taxes withheld in or otherwise paid to Russia with respect to cash or shares received following the exercise of redemption rights or the Spin-offs.

Stamp Duty/Stamp Duty Reserve Tax

No U.K. stamp duty or stamp duty reserve tax should be payable in connection with the exercise of redemption rights, the Spin-offs or the sale of Newco shares by the Depositary on behalf of holders of Mosenergo ADSs.

MOSENERGO BEFORE THE SPIN-OFFS

Mosenergo is a company organized under the laws of the Russian Federation with its principal executive offices at 8 Raushskaya Naberezhnaya, Moscow, Russian Federation. The telephone number of Mosenergo at this location is (095) 230-6317.

Business and Operations Prior to the Spin-offs

Mosenergo is one of the largest electric utilities in the Russian Federation with installed electricity generating capacity of approximately 14,800 MW and installed heat energy generating capacity of approximately 35,000 Gcal. The Company provides electricity and heat generation, distribution, transmission and supply services to retail and industrial consumers in Moscow City and the Moscow Region.

For a detailed description of the business and operations of Mosenergo, shareholders should refer to the annual report of Mosenergo for the fiscal year ended December 31, 2002, which (i) is available on the Company's website at *http://www.mosenergo.ru* and (ii) has been submitted to the U.S. SEC pursuant to Rule 12g3-2(b). The 2002 annual report is incorporated by reference herein.

The annual report of Mosenergo for the fiscal year ended December 31, 2003 will be (i) submitted for approval by shareholders at the AGM, (ii) is available for inspection by the Company's shareholders at the offices of the Company and the Company's registrar and (iii) will be available on the Company's website at *http://www.mosenergo.ru* after it has been approved by the shareholders.

The audited consolidated financial statements of Mosenergo for the years ended December 31, 2003 and December 31, 2002, prepared in accordance with the International Financial Reporting Standards, are attached hereto as Exhibit I.

MANAGEMENT'S DISCUSSION AND ANALYSIS

You should read the following discussion and analysis of our financial condition and results of operations as of 31 December 2003 and 2002 and for the periods then ended in conjunction with our audited consolidated financial statements as of and for the years ended 31 December 2003 and 2002. The Consolidated Financial Statements and the related Notes thereto have been prepared in accordance with International Financial Reporting Standards ("IFRS"), which differ in certain respects from generally accepted accounting principles applied in the United States ("US GAAP"). For a summary of the significant differences between IFRS and U.S. GAAP that are relevant to Mosenergo, see "Summary of Certain Differences Between IFRS and U.S. GAAP."

OVERVIEW

Mosenergo is the largest regional electric utility in the Russian Federation. We provide electricity and heat generation and distribution services to Moscow City and the Moscow Region. Mosenergo operates only in Moscow City and the Moscow Region, a territory with a population of over 16 million, which exhibits the following main characteristics, which, together, have a direct impact on our operations:

- the relative importance of non industrial (i.e. residential and commercial) heat and electricity consumers;
- higher living standards, compared with the average for the country;
- continuing increase of population;
- higher economic growth, compared with the average for the country;
- strict ecological requirements; and
- volatility of energy consumption coupled with low price elasticity.

From a technological standpoint, the power assets of the company are a part of the all-Russia power system. Operations of Mosenergo include approximately 14,800 megawatts ("MW") of installed generating capacity for electricity and 35,000 gigacalories ("Gcal") of installed generating capacity for heat. Additionally, Mosenergo purchases electricity from the Federal Wholesale Market for Electricity and Capacity (the "wholesale electricity market") as determined by the operating needs of Mosenergo. At 31 December 2003 the number of employees of Mosenergo was approximately 48,000.

We divide our operations into the following four main business segments:

Energy and heat generation

Mosenergo consists of 61 branches, including 21 power plants. Two power plants (Zagorskaya GAES and GRES-3 which is equipped with gas turbines) are peak load power plants. The major part of the energy system consists of the power plants, which generate both electricity and heat.

Electricity transmission and distribution

Transmission of electricity from the power plants to the customers, maintenance of high-voltage distribution and cable power lines, as well as maintenance of transformer and distribution sub-stations, is performed by 13 branches of electric grids, the Moscow Cable Network (branch) and the High-Voltage Cable Network (branch). The length of high-voltage (35-500 kV) transmission lines is 19,400 km; the length of distribution lines (0.4-10 kV) is 58,000 km; the length of cable lines is 55,800 km.

Heat transmission and distribution

Heat transmission and the operation of Moscow heat networks are performed by Moscow Heat Networks (branch). The length of heat lines is 2,400 km.

Sales and supply

Mosenergo has over 5 million retail and industrial consumers of energy and heat.

The settlements with customers for electricity and power sold are performed by Energosbyt (branch) and TsoP Energo controlled by Mosenergo through its subsidiary, KB Transinvestbank, settlements with customers for the heat sold are performed by TsoP-Energo and regional power plants (GRES-3, GRES-4, GRES-5, TETS-6, 17).

The vast majority of heat is sold to a wholesale municipal buyer, Mosgorteplo, who in its turn supplies heat to retail customers.

In addition to the above business segments, the operations of the Mosenergo are supplemented by the plants repair, construction and modification branches, IT Center, design bureau and other services. Other businesses also include banking and leasing operations. These businesses are not separately reflected in our financial statements because they do not represent individually or cumulatively material segments.

Relations with the State

Mosenergo and its subsidiaries, as well as the companies controlled by them (hereinafter "the Group") are all incorporated under the laws of the Russian Federation.

At 31 December 2003, the Russian Federation owned approximately 53 percent of RAO UES, which controlled an ownership interest of approximately 51 percent in Mosenergo (or about 14.4 billion of Mosenergo's ordinary shares). RAO UES was created as the holding company of certain significant electricity power generation, transmission and distribution assets during the industry privatization.

The Group's customer base includes a large number of entities controlled by, or related to, the Russian Federation. Furthermore, the state controls a number of the Group's fuel and other suppliers.

The Russian Government directly affects the Group's operations through regulation by the Federal Energy Commission ("FEC") (a body recently reorganized into the Federal Service on Tariffs ("FTS")), with respect to its wholesale energy purchases, and by the Moscow City and the Moscow Region Regional Energy Commissions ("RECs"), with respect to its retail electricity and heat sales. The operations of all generating facilities are coordinated by The System Operator-Central Dispatch Unit of Unified Energy System ("SO-CDU") in order to exercise technological management of the system in an efficient manner. High voltage transmission of electricity in Russia is managed by OAO Federal Grid Company UES, a wholly owned subsidiary of UES, which owns substantially all the high voltage transmission assets in Russia.

Tariffs which the Group may charge for sales of electricity and heat are governed by regulations both specific to the electricity and heat industry and by regulations applicable to natural monopolies. Historically, such tariffs have been based on a "cost-plus" system, meaning cost of service plus a margin, where costs are determined under the Regulations on Accounting and Reporting of the Russian Federation ("RAR"), a basis of accounting which significantly differs from the International Financial Reporting Standards ("IFRS") basis of accounting. In practice, tariff decisions are affected significantly by social and political considerations, causing significant delays in tariff decisions being received and tariff increases which are lower than required.

Industry restructuring

The Russian electric utilities industry in general and the Group in particular are presently undergoing an unprecedented restructuring process designed to introduce competition into the electricity sector and to create an environment in which the Group and its successor companies will have more opportunities to raise the capital required to maintain and expand current capacity.

Changes in the sector also affect wholesale electricity operations. There will be two sectors within the Federal Wholesale Electricity (Power) Market: a regulated trading sector and a free trading sector. Initially, within the free trading sector, electricity suppliers will be able to sell electricity generated with the use of facilities and equipment accounting for 15 percent of the load capacity. At a later stage, a full liberalization of wholesale and retail electricity markets is envisaged. The date of such liberalization is currently unknown.

In the course of the restructuring, the Group will work to split monopolistic and competitive activities by creating independent specialized power companies. As a result of the planned restructuring of the Group, the new specialized utilities will emerge in the retail Moscow electricity market. It is difficult to predict what operating conditions will exist during an interim and post-spin-off period. All of the Newcos will continue to be exposed to significant risks. The economic viability of all the Newcos will also depend on such factors as stability of gas supply and regulation of gas, electricity and heat tariffs.

Effect of hyperinflation

Prior to 1 January 2003 the adjustments and reclassifications made to the statutory records for the purpose of IFRS presentation included the restatement of balances and transactions for the changes in the general purchasing power of the RR in accordance with IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that the financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from 1 January 2003 the Group no longer applies the provisions of IAS 29. Accordingly, the amounts expressed in the measuring unit current at 31 December 2002 are treated as the basis for the carrying amounts in our financial statements.

CRITICAL ACCOUNTING POLICIES

Our financial statements reflect the selection and application of accounting policies that require management to make significant estimates and assumptions. We believe that the following are some of the most critical accounting policies that currently affect our financial condition and results of operations.

Principles of consolidation

These consolidated financial statements comprise the financial statements of Mosenergo and the financial statements of those entities in which the Group has an interest of more than one half of the voting rights, or otherwise has power to exercise control over the operations. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Property, plant and equipment

Property, plant and equipment as at 31 December 2003 is stated at depreciated replacement cost, based upon values determined by third party valuation at 31 December 1997, and adjusted for subsequent additions at cost, disposals and depreciation, and restated for the impact of inflation prior to 31 December 2002. At each reporting date management assesses whether there is any indication of impairment of property, plant and equipment.

The amounts determined by the third party valuation represent an estimate of depreciated replacement cost. This third party valuation was performed in order to determine a basis for cost because the historical accounting records for property, plant and equipment were not readily available. Therefore, this third party valuation is not a recurring feature since it was intended to determine the initial cost basis of property, plant and equipment. The change in carrying value arising from this valuation was recorded directly to retained earnings.

Major renewals and improvements are capitalised and the assets replaced are retired.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalised, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

Maintenance, repairs and minor renewals are expensed as incurred. Minor renewals include all expenditures that do not result in a technical enhancement of the asset beyond its original capability. Gains and losses arising from the retirement of property, plant and equipment are included in the income statement as incurred.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful life of the asset. The average useful lives of assets by type of facility are as follows:

Type of facility	Years
Electricity and heat generation	17 to 50
Electricity distribution	11 to 25
Heating networks	14 to 20
Other	10

Social assets are excluded from the financial statements as they are not expected to result in future economic benefits to the Group. However, costs for social responsibilities are expensed as incurred.

Impairment provision for accounts receivable

The impairment provision for accounts receivable is based on our assessment of the collectibility of specific customer accounts. If there is a deterioration of a major customer's creditworthiness or actual defaults are higher than our estimates, the actual results could differ from these estimates.

Impairment of other assets and accounting for provisions

At each balance sheet date we assess whether there is any indication that the recoverable amount of our assets has declined below their book carrying value. The recoverable amount is the higher of an asset's net selling price and its value in use. When such a decline is identified, the book carrying value is reduced to the recoverable amount. The amount of the reduction is recorded in the consolidated income statement for the period in which the reduction is identified.

Our accounting for provisions includes provisions against fixed assets, other long-term assets and inventory obsolescence. We accrue these provisions when our assessments indicate that it is probable that a liability has been incurred or an asset will not be fully recovered, and the provision amount can be reasonably estimated. Our estimates for these liabilities are based on currently available facts and our estimates of the ultimate outcome or resolution of the liability in the future. Actual results may differ from our estimates, and our estimates can be revised in the future, either negatively or positively, depending upon the outcome or expectations based on the facts surrounding each exposure.

Income tax and other taxes

Deferred income tax assets and liabilities are calculated in respect of temporary differences using a balance sheet liability method for financial reporting and accounting for deferred income taxes. Deferred income taxes are provided for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. A deferred income tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. Deferred income tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Tax legislation in the Russian Federation is subject to varying interpretations and frequent changes.

Uncertainty related to Russian tax legislation exposes us to enforcement measures and the risk of significant fines, despite our best efforts at compliance, and could result in a greater than expected tax burden.

CERTAIN FACTORS AFFECTING OUR RESULTS OF OPERATIONS

The primary factor that affects our results is the price for which we can sell heat and electricity in Russia. Government, whether national, regional or local, directly affects the Group's operations through regulation by the FTS, with respect to its wholesale energy purchases, and by the Moscow City and the Moscow Region RECs, with respect to its retail electricity and heat sales.

Other factors affecting our results are:

- The impact of increases in fuel prices;
- Need for high expenditures for renovation and repair of electricity and heat distribution networks and generating capacities;

- Tax rates;
- Interest rates;
- Monetary effects.

We will discuss each of these factors below.

Regulation of heat and electricity tariffs

Electricity and heat tariffs in Russia are regulated by the Law on regulation of electricity and heat tariffs, as well as by a number of supplemental Government resolutions, and do not currently fluctuate based on supply and demand. The Federal Energy Commission of the Russian Federation ("FEC"), subsequently renamed to Federal Service on Tariffs, regulates natural monopolies in the energy and transportation industries as well as tariffs for electricity and heat.

In 2003, electricity and heat tariffs for all consumer groups of the Moscow Region were increased on 20 February, and for Moscow City consumers on 1 March.

	Tariff (RR)	**% change to previously adopted tariff**
Electricity		
Moscow	0.8653	10%
Moscow region	0.8011	22
Average electricity tariff	0.8361	15
Heat		
Moscow	309.36	15
Moscow region	341.57	33
Average heat tariff	311.19	17

Similarly to 2002, the established heat tariffs for 2003 failed to compensate fully for past changes in the cost of heat generation and supply, and this, obviously, affected our financial performance in the year ended 31 December 2003.

In January 2004, our tariffs for electricity and heat were further increased for the majority of consumer groups in Moscow City and the Moscow Region. Average electricity tariffs were increased by 11.1% and 22.5% in Moscow City and the Moscow Region respectively. Average tariffs for heat were increased by 14.0% in Moscow City. Heat tariffs for Moscow region remained at the same level.

The Group continues to face the risk that the RECs will authorize future tariff changes inadequate to compensate for future changes in the Croup's underlying cost base. The Group is subject to general inflation as well as higher costs as a result of regulated changes to fuel prices, primarily gas. The Group has informal obligations to continue supplies of energy to a part of its client base, including residential consumers.

In order to mitigate the above risk, the Group has developed and is implementing a Cost reduction program.

The impact of increases in fuel prices

During 2003, the increase in gas prices was higher than the increase in respective tariffs for the electricity and heat that the Group supplies. This fact reflects the acknowledged long-term strategy of the Russian Government to increase gas prices to eliminate subsidies to domestic gas consumers. This trend may lead to changes in the relative prices of coal vs. gas. Currently, the cost of gas (in equivalent units) is approximately 30% lower than coal. There is a possibility that gas prices will increase over a number of years to, or will exceed the price of coal. Although the government regulates the gas prices on the domestic market, gas prices are also likely to follow any upward trend.

An anticipated increase in gas prices, coupled with possible deregulation of the domestic gas market, could negatively affect the operations of the Group. Even though the cost of gas is likely to increase, the Group's ability to switch to alternative cheaper fuels, such as coal, will be limited by a number of factors inherent to the local market, such as lack of adequate transportation facilities and storage in Moscow City and need to make significant changes to generation equipment and, most importantly, strict environmental controls.

Capital expenditure and repairs requirements

Significant expenditure on renovation and repair of electricity and heat distribution networks and generating capacities is dictated by the deteriorating physical condition of key generation and electricity and heat transmission and distribution assets. Over a long period of time, the Group did not have adequate financial resources to replenish worn-out equipment and now has to spend significant resources to keep the regional energy system operational and to insure reliable supply to consumers.

Tax rates

We are subject to a wide range of taxes imposed at federal, regional, and local levels and are one of the largest sources of tax revenue to the federal authorities in Russia, as well as to the regional and local authorities in those regions and localities in which we operate. The combination of political pressure on the federal, regional and local authorities to address social and economic issues and the difficulties associated with collecting taxes from companies and enterprises in financial difficulties, all increase the risk that the Government, as well as regional and local governments, will seek to mitigate these problems by increasing our already substantial tax burden.

Our tax burden is largely determined by the taxes being accrued and subject to be paid in Russia.

In addition to 24% income tax, we are subject to a number of other taxes, many of which are based on volumetric measures. Other significant taxes being paid by the Group include the following:

- Property tax at the rate of 2% of the tax carrying value of fixed assets;
- VAT (in 2002, 2003 the tax rate was 20%, starting from 1 January 2004 it was reduced to 18%);
- Social taxes of approximately 35%, based on gross salary payments.

Interest rates

Taking into account the improved economic situation in Russia since 1998, the Group has started to use external sources of financing, which, first of all, resulted in an increase in short-term borrowings. As all our income and substantially all our expenses are denominated in RR, the Group's current risk management policy dictates that the majority of borrowings should also be denominated in RR.

We have significant short-term and long-term debt obligations with both fixed and variable interest rates. Fluctuations in interest rates therefore affect our financial results. We do not have any significant hedging arrangements to mitigate interest rate risks resulting from our financing activities.

Monetary effect, resulting from fluctuations in RR exchange rates against the U.S.$ and Euro and inflation

Our results of operations are affected by the impact of exchange rate movements and inflation on the value of our monetary assets and liabilities. Devaluation of the RR prior to 2003 has generally resulted in foreign exchange gains on monetary assets denominated in foreign currencies and foreign exchange losses on monetary liabilities denominated in foreign currencies. The appreciation of the RR which took place in 2003, resulted in foreign exchange losses on monetary assets denominated in foreign currencies and foreign exchange gains on monetary liabilities denominated in foreign currencies. These gains and losses are recorded on a net basis in our income statements under the caption "Monetary effects and financing items".

Prior to 1 January, 2003, Russia was considered a hyperinflationary economy, as defined by IAS "Financial Reporting in Hyperinflationary Economies". Consequently, up to that date, in accordance with IAS 29, the Group had to restate its financial statements for the effects of hyperinflation. Inflation resulted in purchasing-power gains on monetary liabilities and purchasing power losses on monetary assets; because our financial statements for periods prior to 31 December 2002 are price-level restated, these gains and losses were recorded on a net basis in our income statements under the caption "Monetary effects and financing items."

RESULTS OF OPERATIONS

In accordance with the requirements of IAS 29, all financial information relating to dates or periods ending prior to 31 December 2002, have been restated to the purchasing power of the RR current as at that date.

The following table and discussion is a summary of our consolidated results of operations for the years ended 31 December, 2003 and 2002.

RR million	**Year ended 31 December 2003**		**Year ended 31 December 2002**	
		% of revenues		**% of revenues**
Total revenues	**69,494**	**100%**	**56,296**	**100%**
Operating expenses	**68,046**	**98%**	**55,997**	**99%**
Income from operations	**1,448**	**2%**	**299**	**1%**
Monetary effects and financing items	(655)	(1%)	(679)	(1%)
Income / (loss) before income tax and minority interest	**793**	**1%**	**(380)**	**(1%)**
Total income tax benefit / (charge)	42	0%	(1,941)	(3%)
Income / (loss) before minority interest	**835**	**1%**	**(2,321)**	**(4%)**
Minority interest: share of net result	(98)	0%	(20)	0%
Net income / (loss)	**737**	**1%**	**(2,341)**	**(4%)**

Sales

The following table sets out our volumes and realized prices for the years ended 31 December, 2003 and 2002.

RR million (unless otherwise stated)	Year ended 31 December 2003	Year ended 31 December 2002	% increase
Electricity	**47,130**	**35,425**	33.0%
Volumes			
Electricity ('000 KW h)	57,892,676	56,911,069	1.7%
power ('000 KW h)	2,130,610	2,654,780	
Tariff			
Electricity (RR/ KW h)	0.71648	0.58257	23.0%
power (RR/ KW h)	2.65231	0.85536	
Average tariff (RR/ KW h)	0.81440	0.62250	30.8%
Heat	**19,953**	**15,738**	26.8%
Volumes sold ('000 Gcal)	68,537	66,473	3.1%
Average tariff (RR/ Gcal)	291	238	22.3%
Other	**2,411**	**1,757**	37.2%
Effect of IAS 29 restatement for the effects of inflation	**-**	**3,376**	-
Total income	**69,494**	**56,296**	**23.4%**

The increase in the value of sales revenues in 2003, when compared to those for 2002, was due to both a growth of the average tariffs (approximately 30.8% and 22.3% for electricity and heat respectively, in nominal unrestated terms), and a growth of physical volumes of electricity and heat sales (by 1.7% and 3.1% respectively). The major portion of the increase in the volume of electricity sales was attributable to growth in sales to residential and non-industrial consumers. This increase in demand in 2003 reflects continuing economic growth in the region, led by both population growth in the Moscow Region and the growth of the average per capita electricity consumption.

The increase in tariffs, approved by the governmental tariff setting body, resulted from the need to offset the increased operational expenses, including higher gas prices, higher maintenance costs and rises in wages.

The growth of heat sales in 2003 primarily resulted from a decline in the average annual temperature by 0.5°C. Underlying demand from residential consumers and wholesale buyers also showed growth of heat consumption due to the increase in the population of Moscow and the Moscow Region. At the same time, sales to residential consumers were negatively affected by two factors reflecting continuing trends: increasing use of heat saving technologies in newly constructed apartment blocks and the development of new heat suppliers controlled by the Government of the City of Moscow.

Sales of heat to industrial users actually fell in 2003 due to the fact that many enterprises increasingly use heat generated by their own assets, or electricity.

Despite the trends mentioned above, which tend to lower heat sales, the volatility of demand, due to the unpredictability of climatic conditions, requires us to maintain reserve capacity for heat generation.

Operating expenses

The table below presents a breakdown of operating expenses in each period:

RR million	**Year ended 31 December 2003**		**Year ended 31 December 2002**	
		% of revenues		**% of revenues**
Fuel expenses	23,660	34%	18,338	33%
Wages and payroll taxes	10,920	16%	9,370	17%
Depreciation	8,822	13%	8,191	15%
Repairs and maintenance	8,189	12%	6,436	11%
Transmission fees	5,531	8%	4,608	8%
Taxes other than on income	2,315	3%	2,354	4%
Other materials	1,398	2%	1,211	2%
Insurance costs	1,187	2%	662	1%
Purchased power	986	1%	835	1%
Social expenditures	621	1%	578	1%
Increase / (release) of provision for impairment of receivables	598	1%	(759)	(1%)
Water usage expenses	450	1%	369	1%
(Gain) / loss on disposal of fixed assets	(859)	(1%)	506	1%
Other expenses	4,228	6%	3,298	6%
Total operating expenses	**68,046**	**98%**	**55,997**	**99%**

Fuel expenses

The table below presents a breakdown of fuel expenses in each period:

RR million (unless otherwise stated)		Year ended 31 December 2003		Year ended 31 December 2002		
			% of revenues		% of revenues	% of change
Fuel expenses		**23,660**	**33.9%**	**18,338**	**32.6%**	**29.0%**
Effect of IAS 29 restatement for effects of inflation		-	-	1,226	-	-
Fuel expenses net of adjustment for inflation		**23,611**	**33.9%**	**17,112**	**30.4%**	**38.0%**
Gas						
Cost		20,736	29.8%	15,080	26.8%	37.5%
Tariff		851		644		32.1%
Volume	million m^3	24,375		23,413		4.1%
Fuel oil						
Cost		1,329	1.9%	545	1.0%	143.9%
Tariff	RR/ton	2,156		1,531		40.8%
Volume	000 tons	617		356		73.2%
Coal						
Cost		1,118	1.6%	1,135	2.0%	(1.5%)
Tariff	RR/ton	718		620		15.7%
Volume	000 tons	1,558		1,830		(14.9%)
Peat						
Cost		426	0.6%	350	0.6%	21.7%
Tariff	RR/ton	564		448		25.7%
Volume	000 tons	756		781		(3.2%)

In 2003, fuel expenses increased by 29.0% to RR 23,660 million from RR 18,338 million in 2002. This increase was caused by increases in the average prices for all types of fuel, and by lower consumption of coal, a fall that was offset by the use of relatively more expensive types of fuel, such as fuel oil and diesel fuel.

The ability of the Group to change the structure of fuel consumption in terms of various fuel types is constrained by the mature urban environment of Moscow City. Use of a cheaper unregulated fuel, like fuel oil, by power plants, which technologically may use such fuel, is limited due to logistical problems and ecological concerns.

The Group mainly uses gas, prices for which are increasing more than the general rate of inflation. We anticipate further significant rises in gas prices in 2006-2008 which may make use of coal by some power plants more economical.

Wages and payroll taxes

In 2003, wages increased by 16.5% to RR 10,920 million compared to RR 9,370 million in 2002. In 2003 the number of employees decreased by 3%, however the average wages paid increased by approximately 17%, primarily as a result of an agreement with a trade union. It is likely that this trend will continue in the future, and the new tariff agreement provides for further increase of remuneration rates. Besides, as the age of more that 30% of the Group's employees exceeds 50, the Group recognizes a need to embark on active measures to attract younger specialists. This need to attract new staff is a major driver of wage expense, as competitive salaries must be offered.

An important activity feature of the Group's effort to raise labour efficiency is improving the incentive scheme: the more extensive use of this mechanism to boost efficiency and productivity is reflected in the growth of bonus payments.

Depreciation

In 2003 depreciation charges increased by 7.7% or RR 631 million to RR 8,822 million compared to RR 8,191 million in 2002. This increase reflected an increase in the amount of the operating fixed assets in 2003 by RR 8,299 million as a result of on-going technological development.

Repair and maintenance

In 2003, the repair and maintenance costs increased by RR 1,753 million, or 27.2%, to RR 8,189 million compared to RR 6,436 million in 2002. This increase is principally explained by an increase in the level of repair work undertaken and the greater complexity of the repairs as result of the increasing age of much of the fixed assets base. The above problem is particularly focused on the Group's district heating networks, due to the specifics of their technological operations.

Transmission fees

In 2003 transmission fees amounted to RR 5,531 million, which was RR 923 million or 20% higher than in 2002. The principal element of subscription fees are paid to RAO UES, although a lesser element relates to fees for usage of municipal grids and sub-stations. The increase in fees in 2003 principally reflected higher tariffs set by RAO UES.

Insurance costs

Insurance costs increased by RR 525 million or 79.3% and reached RR 1,187 million in 2003 due to an increase in the level of property insurance. During 2002 and 2003 additional assets were insured, such that, as of 31 December 2003, substantially all production assets of the Group were insured: this change was the result of the Group's risk management policy. This step was taken partly as a result of a breakdown at one of the principal power plants of the Group in 2002. The increase in the volume of insured assets was partially offset by a modest fall in insurance rates.

Purchased power

In 2003, the costs related to purchased power rose by RR 151 million or 18% to RR 986 million compared to RR 835 million in 2002. This increase was partially attributed to the fact that additional power purchases were made to compensate for the planned reduction of electricity generation at certain low efficiency power plants. The economic effect of power purchases from the wholesale electricity market, compared to similar generation at the Company's power plants, amounted to RR 300 million.

Social expenditures

In 2003, social expenditures increased by RR 43 million (or 7.4%) to RR 621 million. One of the major areas of development of social sphere is "resort therapy" for the employees, summer recreation for employees' children, sport activities and cultural activities.

Provision for impairment of receivables

The amount of provision for impairment of receivables is determined by management based on an analysis of customers' solvency, industry trends related to the customers' solvency, repayment of debt after the date of the balance sheet and cash flows forecasts. In 2002 the provision decreased as the measures taken by the Group to collect the receivables appeared to be quite efficient. In 2003 the Group recognized an additional impairment for RR 598 million, primarily due to a change in the tax treatment of doubtful debts and the VAT on such debts. The cumulative effect of this change was recognized in the 2003 income statement, but this additional expense was compensated by a similar associated gain as a result of the recognition of a deferred tax asset of RR 564 million, the net effect on the income statement was immaterial.

Gain/loss on disposal of fixed assets

The gain on disposal of fixed assets in 2003 amounted to RR 859 million. In accordance with an agreement between the Group and the Government of Moscow, when grid assets of the Group are demolished in the course of city's infrastructure improvement program, the Government of Moscow is required to construct new assets similar to the demolished assets and transfer title in such assets to the Group. The difference between the value of new assets transferred and the carrying value of the demolished items gives rise to a gain.

Other expenses

In 2003, other expenses increased to RR 4,228 million compared to RR 3,298 million in 2002. Other expenses consist of a number of expenses which are individually and cumulatively not material.

Monetary effects and financing items

RR million	Year ended 31 December 2003	Year ended 31 December 2002
Interest expense	(648)	(531)
Discounting effect	(237)	(386)
Foreign exchange gain/(loss)	230	(303)
Monetary gain	-	541
	(655)	(679)

Income tax

RR million	Year ended 31 December 2003	Year ended 31 December 2002
Current income tax charge	(1,176)	(752)
Deferred income tax benefit/(charge)	1,218	(1,189)
Total income tax benefit/(charge)	42	(1,941)

The increase in the current income tax charge in 2003 primarily resulted from the effect of a reduction in the depreciation charge recorded for taxation purposes, due to the completion of the tax depreciation period for certain assets. As a rule, the periods of the fixed assets depreciation used for income tax calculation are considerably shorter than their actual useful lives, which are the basis for the depreciation charges for financial reporting purposes.

The large deferred tax benefit recognised in 2003 reflected both the recognition of a deferred tax asset in respect of doubtful debts (see comments under "Impairment provision for accounts receivable") and a benefit associated with the unwinding of an element of a previously recognised liability created in respect of accelerated tax depreciation on fixed assets.

LIQUIDITY AND CAPITAL RESOURCES

The Group continues to make significant capital investments because of the need to replace and refurbish the fixed assets of the Group. Our capital investments amounted (including cash prepayments to suppliers and contractors included into other long-term assets) to RR 10,284 million in 2003, compared to RR 6,343 million in 2002. Our 2004 budget includes capital investments of RR 6,500 million.

Being guided by our long-term development goals and in view of the favourable market environment, the Group attaches importance to raising short-term loans and credits to finance its current needs for technical refurbishment and fixed assets replacement programs, including Moscow City's program for the development of heating and electric infrastructure of new districts of Moscow.

The amount of funds raised in 2003 exceeded the amount of the borrowings repaid by RR 4,039 million.

In 2002 we repaid a significant Eurobond liability which fell due in that year and, consequently, the amount of repaid liabilities exceeded the amount of new borrowings in that year by RR 3,337 million.

The Group plans in 2004 to finance capital investments, interest and dividends primarily with the revenues from operations, which we plan to increase through our cost reduction program and through increasing tariffs. Consequently, subject to uncertainty about our cash requirements relating to the restructuring, we plan to reduce the overall level of indebtedness of the Group in 2004, thereby improving our key liquidity ratios.

Timely servicing and repayment of loans is a priority for the Group, as the Group plans in the future to attract more investments and to remain an active participant in the local and international financial markets. We plan to continue to build a reputation as a prestigious and reliable borrower.

Summary of Cash Flows

RR million	**Year ended 31 December 2003**	**Year ended 31 December 2002**
Net cash provided by operating activities	8,288	8,707
Net cash used in investing activities	(9,929)	(5,539)
Net cash provided by/(used for) financing activities	3,521	(3,898)

Net cash provided by operating activities

The small decrease in net cash provided by operations in 2003 compared to 2002, occurred primarily as a result of movements in our working capital balances, including an increase in the balances of accounts receivable, an increase in our balance of fuel and an increase in income tax payments. These factors more than offset the effect of higher sales of electricity and heat, as well as the cashflow benefit of an increase in the amount of accounts payable.

Net cash used in investing activities

The increase in cash used in investing activities in 2003 compared to 2002, reflected the significantly greater volume of financing devoted to capital construction projects and the reconstruction of certain heat and electricity distribution assets belonging to the Group.

Cash provided by/(used for) financing activities

The change in the net balance of cash flows from financial operations can be explained by the following factors: during 2003 the Group raised a number of additional short-term credits from Russian banks to finance both current operations of the Group and work done by external contractors under the framework of the capital construction program, resulting in additional cash inflows in the amount of RR 4,268 million; in view of the plans for the reorganization of Mosenergo, the parent company of the Group, no additional long-term credits were obtained in 2003.

In 2003 there was a significant reduction (by RR 5,612 million) compared to 2002 in the outflow of cash, for the repayment of debt; this reflects principally the repayment of the Eurobond liabilities in 2002. As almost 77.2% of the Group's borrowing are short-term in nature as at 31 December 2003, we anticipate that there will be a significant growth in both the cash outflow and inflow in 2004 in connection with re-financing our short-term financing needs.

Working capital

The Group has a working capital (current assets – current liabilities) deficit of RR 1,108 million as of 31 December, 2003. The Group had a positive working capital balance as of 31 December, 2002 of RR 3,238 million. This change of RR 4,346 million in 2003 primarily resulted from the fact that the Group used cash funds generated by the core business and short-term borrowings for the purposes of financing its significant capital investments program in 2003, as well as for making prepayments to contractors engaged into the capital construction program pursuant to arrangements with the City of Moscow. Taking into consideration the negative working capital as of 31 December, 2003, we nevertheless believe that the structure of the working capital, which includes cash and the balance of fuel reserves, as well as the structure and periodicity of repayment of our short-term liabilities, will not cause significant problems for the Group and is appropriate for the following 12 months. However, the Group does depend on the short-term borrowings to re-finance its working capital. To be able to satisfy a significant portion of our financing needs we need to have continuous access to the domestic RR debt market.

Over the medium to long-term, the additional investments financed in 2003 should reduce costs and improve revenues, generating additional cash flows and profitability for the Group.

Capital costs

Management of the Group believes that a significant program of technological upgrading of the Group's fixed assets base is required for the stable operation of the Group and attaches importance to capital construction plans and their efficient realization. Aging and technological obsolescence of equipment, on the one hand, and expected continued growth of electricity and heat consumption in Moscow and the Moscow region, on the other hand, make it necessary to implement a well-thought-out investment policy aimed at technological refurbishment and enhancement of the Group's generating and grid assets.

Reflecting these trends, the total amount of direct capital investments increased from RR 6,343 million in 2002 to RR 8,219 million in 2003.

Most of our capital investments are aimed at development of generation and transformation capacities and construction and reconstruction of heating and electricity distribution facilities, including cables and overhead electrical transmission lines. The total amount of capital investments, broken down by segments, in 2002 and 2003 is presented in the table below:

RR million	**Year ended 31 December 2003**	**Year ended 31 December 2002**
Generation	2,648	1,858
Electricity distribution	3,758	1,550
Heat distribution	1,018	2,338
Other	795	597
Total	8,219	6,343

Among the most significant capital investments in 2003, were the commissioning of heat distribution assets in Moscow and the replacement of turbine #8 at TETS #22.

In 2004 the Group plans to incur capital expenditures of approximately RR 6,500 million, primarily concentrating on the construction of new power lines and substations in Moscow City and the Moscow Region. Such construction is required due to the continuing increase in energy consumption, which, among other factors, is related to the extensive housing development in the region.

Debt liabilities

The increase in the total amount of our borrowings by RR 4,885 million as of 31 December, 2003, compared to 31 December, 2002, is the net effect of negative and positive changes in our short-term and long-term borrowings in 2003.

Long-term borrowings, which are largely denominated in foreign currency, decreased as of 31 December, 2003 compared to 31 December, 2002 by RR 1,170 million, reflecting repayments made in 2003 and the effect of the reduction of the US/RR exchange rate.

Our short-term borrowings, which are (excluding the current portion of long-term borrowings) denominated in RR, increased by RR 6,061 million as of 31 December, 2003 compared to 31 December, 2002. This fact reflects our decision not to take any more long-term loans during the year in light of uncertainties relating to the planned reorganization of the Group.

RR million	As at 31 December, 2003	As at 31 December, 2002
<u>**Long-term borrowings**</u>		
Borrowings with fixed % rate	1,122	1,468
Average fixed interest rate	23.2%	23.2%
Borrowings with variable % rate	2,709	3,533
Average variable interest rate	4.7%	6.1%
Total long-term borrowings	**3,831**	**5,001**
Borrowings in RR	1,122	1,468
Borrowings in foreign currency	2,709	3,533
Total long-term borrowings	**3,831**	**5,001**
Less current portion of the long-term borrowings	(1,105)	(1,100)
Total long-term borrowings	**2,726**	**3,901**

RR million	As at 31 December, 2003	As at 31 December, 2002
<u>**Short-term borrowings**</u>		
Borrowings with fixed % rate	8,107	2,052
Average fixed interest rate	16.2%	15.0%
Total short-term borrowings	**8,107**	**2,052**
Borrowings in RR	8,107	2,052
Total short-term borrowings	**8,107**	**2,052**
Add current portion of the long-term borrowings	1,105	1,100
Total short-term borrowings	**9,212**	**3,152**
Total borrowings	**11,938**	**7,053**

A significant portion of the long-term borrowings denominated in foreign currencies are secured by generating assets and foreign cash accounts of the Group. A part of our short-term borrowings are secured by our stock of fuel.

Details on long-term borrowings are to be found in the table below:

RR million	Currency	Interest rate	Due	As at 31 December 2003	2002
IFC	US dollar	LIBOR+3.5%	2004 – 2009	397	500
EBRD	US dollar	LIBOR+3.5%	2004 – 2009	596	750
EBRD	US dollar	LIBOR+4.0%	2004 – 2007	1,716	2,225
Ljubljana Bank	EURO	EURIBOR+3.375%	2003	—	58
RAO UES	RR	23.1 – 23.2%	2004 – 2005	1,122	1,468
Total long-term borrowings				3,831	5,001
Less current portion				(1,105)	(1,100)
				2,726	3,901

The table below shows a schedule of repayment of our long-term borrowings as of 31 December, 2003 and 2002:

RR million	As at 31 December	
	2003	**2002**
Repayment periods		
One to two years	1,136	1,075
Two to five years	1,424	2,468
More than five years	166	358
Total	2,726	3,901

Contractual and other liabilities

Fuel purchasing obligations

The Group has signed several contracts for the purchase of fuel. Gas is being supplied under a contract signed in 2003 (the contract expires in 2007). The volumes of gas to be purchased under this contract are agreed upon by the parties to the contract on an annual basis. The purchase price of gas is established by the FTS.

Social obligations

The Group makes contributions towards the cost of servicing and maintaining of the local infrastructure and improvement of the employees living standards. Specifically, the Group participates in the construction and development and maintenance of apartment buildings, health and rehabilitation institutions and the provision of other socially-oriented services in the regions where it does its core business.

Capital costs obligations

As of 31 December, 2003 the forthcoming capital costs under the contracts already signed amounted to RR 3 789 million (as of 31 December, 2002 - RR 1 395 million).

QUALITATIVE AND QUANTITATIVE DISCLOSURES AND MARKET RISKS

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates that may affect the cost of our financing.

Financial Risks

Since we are selling our products in the domestic market, operations of the Group are not directly affected by the changes in the exchange rate of the RR to foreign currencies. However, the Group does have a certain amount of foreign currency denominated borrowings raised primarily for the purposes of financing investment activities of the Group and therefore it is subject to exchange rate financial risks. Any growth in the exchange rate of the foreign currency against the RR increases the RR value of borrowings, and the RR cost of interest on such borrowings. In addition, as all of the foreign currency credit and loan agreements are long-term, there is a higher degree of financial exposure related to such transactions.

Currency risk

The main currency related risks for us is the risk of fluctuations in the exchange rate of the RR to the USD. As of 31 December, 2003 some RR 2,709 million of our outstanding liabilities were denominated in USD (total amount of the outstanding liabilities on that date was some RR 11,938 million). Reduction in the value of RR against USD would result in higher RR value of our borrowings and the associated interest expense. However, although historically the RR has declined significantly in value as compared to the USD, in the year to 31 December 2003 the value of RR actually rose in value against the USD by 6.4%; consequently, the RR value of USD denominated debt and associated interest expense fell.

If – theoretically – on 31 December, 2002 a one-time negative change in exchange rates had occurred, by 10%, for us such a negative change would have resulted in an additional interest costs, in the amount of approximately RR 17 million per year, reflecting the growth in our RR expenditures in connection with repayment of borrowings in foreign currencies outstanding as of 31 December, 2002. If, theoretically, on 31 December, 2002, a one-time negative change in exchange rates had occurred by 10%, for us such negative change would have resulted in exchange loss in the amount of approximately RR 353 million on the borrowings expressed in foreign currencies and outstanding as of 31 December, 2002.

Interest Rate Risk

To the extent that our indebtedness bears interest at floating rates, we are exposed to interest rate risk. At 31 December 2003, we had RR 11,938 million in borrowings outstanding, of which RR 2,709 million bore interest at floating rates determined by reference to LIBOR for USD denominated loans.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating rate financial liabilities held at 31 December 2002 would have resulted in additional net interest expense of approximately RR 35 million per year. This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rate applicable to each homogenous category of financial liabilities. A homogeneous category is defined according to the currency in which financial liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., USD).

Within the past few years the credit history of the Group shows that effective interest on short-term RR borrowings have decreased corresponding with the decrease in the discount rate of the Central Bank of the Russian Federation and falling levels of general inflation.

The key components of the financial statements that are subject to financial risks arising due to inflation, are:

- sales revenues;
- accounts receivable and payable;
- net income of the Group.

To minimize financial risks connected with inflation and affecting the financial results, the Group has developed and implemented a complex program of measures:

1. Quarterly actual to budget analysis of operational profitability;
2. Control of daily cash inflows from the heat and electricity sold;
3. Use of tenders for the placement of supply contracts;
4. Long-term contracts for gas supply and transportation to the power plants with fixed prices;
5. Implementation of a Cost Reduction Program;
6. Use of contracts where the majority of risks are assigned to a supplier;
7. Self-insurance by means of accumulation of reserves of fuel, spare parts and materials.

Financial risks, associated with the Group, include the risks related to unreasonable state regulation of tariffs, as well as the risks of revisions of legislation of the Russian Federation, tax policies, revisions to or recall of relevant licenses. In a process of reform, certain risks related to tariff regulation may become less significant for the spun-off companies or Mosenergo. In addition, the spun-off generation companies, as well as Mosenergo, may fail to stay competitive. This risk may be a result of their failure to sell electricity at prices covering their costs.

Operating risks

Amongst the operating or production risks faced by the Group are:

- risk of work in non-efficient regime, enforced by the System Operator;

- risk of surges in consumption, outside those envisaged in operational plans;
- risk of interruptions in generation due to non-delivery of fuel, forced actions of the traffic controller or a breakdown of overloaded equipment or surplus of reactive power;
- risk of a failure to perform all the required maintenance in the scheduled timeframe (most of works have to be conducted in summer time due to the specific heating regime of the Mosenergo);
- risk of transfer to operating mode with maximum (emergency permissible) power flows;
- technical risks connected with the operation of the equipment. They are determined by such factors as operation of equipment with deviations from the standard technical requirements, mistakes of the operational staff, breach of operations schedules and discipline;
- unpredictability of climatic conditions (i.e. abrupt fall in outside temperatures while most of production assets have not been properly prepared), etc.

The Group analyses and manages risks and takes appropriate measures to minimize possible damage to the Group. The major financial form of cover for any losses resulting from particular risks is the use of the insurance. Non-financial risk management measures include:

- maintaining reserve capacity for heat generation;
- adequate scheduling of required renovations and repairs;
- timely monitoring of physical condition of equipment;
- regular training of members of main production staff.

SUMMARY OF CERTAIN DIFFERENCES BETWEEN IFRS AND U.S. GAAP

The financial information included herein is prepared and presented in accordance with IFRS. Certain differences exist between IFRS and U.S. GAAP, which might be material to the financial information herein. The matters described below summarize certain differences between IFRS and U.S. GAAP that may be material. The Group has not prepared a complete reconciliation of its consolidated financial statements and related footnote disclosures between IFRS and U.S. GAAP and has not quantified such differences. Accordingly, no assurance is provided that the following summary of differences between IFRS and U.S. GAAP is complete. Shareholders should consult their own professional advisors for an understanding of the differences between IFRS and U.S. GAAP, and how those differences might affect the financial information herein.

IFRS	U.S. GAAP
Accounting framework Historical cost basis, adjusted for inflation by applying the consumer price index, as until 31 December 2002 Russia was considered to be a hyperinflationary economy.	Similar to IFRS for entities operating in a highly inflationary economy.
Comprehensive income IFRS does not require disclosure of comprehensive income.	U.S. GAAP requires disclosure of comprehensive income, which is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distribution to owners.
Definition of a subsidiary Focuses on the concept of the power to control in determining whether a parent/subsidiary relationship exists. Control is the parent's ability to govern the financial and operating policies of a subsidiary to obtain benefits. Subsidiaries are consolidated from the date on which effective control is transferred and are no longer consolidated from the date control ceases. Generally companies own more than 50% of the voting interests in these subsidiaries.	Focuses on a controlling financial interest through ownership of a majority voting interest, coupled with control.
Depreciation of property, plant and equipment The depreciable amount of an item of property, plant and equipment must be allocated on a systematic basis over its useful life, reflecting the pattern in which the asset's benefits are consumed by the entity. Any changes in the depreciation method used are treated as change in accounting estimate reflected in the depreciation charge for the current and prospective periods. However, IFRS does indicate that a company should use a depreciation method based on the expected pattern of economic benefits.	Similar to IFRS, except that U.S. GAAP classifies a change in the depreciation method as a change in accounting policy. The cumulative effect of the change is then reflected in the current year's income statement.
Impairment of assets An entity must assess annually whether there are any indications that an asset may be impaired. If there is any such indication, the assets must be	Similar to IFRS except that for assets to be held and used, impairment is first measured by reference to undiscounted cash flows. If impairment exists the

IFRS	U.S. GAAP
tested for impairment. An impairment loss must be recognized in the income statement when an asset's carrying amount exceeds its recoverable amount (see below).	entity must measure impairment by comparing the asset's carrying value to its fair value. If there is no impairment by reference to undiscounted cash flows, no further action is required but the useful life of the asset must be reconsidered. Assets classified as held for disposal must be measured at the lower of the carrying amount and fair value less selling costs.
The impairment loss is the difference between the asset's carrying amount and its recoverable amount. The recoverable amount is the higher of the asset's net selling price and its value in use. Value in use is the future cash flows to be derived from the particular asset, discounted to present value using a pre-tax market determined rate that reflects the current assessment of the time value of money and the risks specific to the asset.	The impairment loss is based on the asset's fair value, being either market value (if an active market for the asset exists) or the sum of discounted future cash flows. The discount rate reflects the risk specific to that asset. For assets to be disposed of, the loss recognized is the excess of the asset's carrying amount over its fair value less cost to sell. Such assets are not depreciated or amortized during the selling period.
An impairment loss recognized for an asset should be reversed if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized, in which case, the carrying amount of the asset should be increased to its recoverable amount.	Prohibits reversals of impairment losses for assets to be held and used. Subsequent revisions, both increases and decreases, to the carrying amount of an asset to be disposed, must be reported as adjustments to the carrying amount of the asset but limited by the carrying amount at the date the decision to dispose of the asset is made.
Inventories Carried at the lower of cost or net realizable value (being sale proceeds less all further costs to bring the inventories to completion). Reversal is required for a subsequent increase in value of inventory previously written down.	Broadly consistent with IFRS, in that the lower of cost and market value is used to value inventories. Market value is defined as being current replacement cost subject to an upper limit of net realizable value and a lower limit of net realizable value less a normal profit margin. Reversal of a write down is prohibited.
Taxation Current and deferred taxes are measured based on tax laws and rates that have been enacted or "substantively enacted" by the balance sheet date. ". . . in some jurisdictions, announcements of tax rates (and tax laws) by the government have the substantive effect of actual enactment, which may follow the announcement by a period of several months. In these circumstances, tax assets and liabilities are measured using the announced tax rate (and tax laws)."	Current and deferred taxes are measured using enacted tax laws and rates. For federal tax purposes in the United States, the enactment date is the date that the president signs the tax law. Enactment of a new tax law is viewed as a discrete event of the period of enactment.
Deferred tax assets Deferred tax assets are recognized when it is probable that future taxable profits will be available against which the deferred tax asset can be utilized. The carrying amount of the deferred tax asset is reviewed at each balance sheet date and reduced if appropriate.	Similar to IFRS but recognize all deferred tax assets and provide a valuation allowance if is more likely than not that some portion, or all, of the deferred tax asset will not be realized. There are a number of specific differences in application.
Related parties There is no specific requirement in IFRS to disclose the name of the related party (other than the	Similar to IFRS, although transactions involving related parties cannot be presumed to be carried out on

IFRS	U.S. GAAP
ultimate parent entity) or the amounts involved in a transaction. Disclosure of "pricing policy" is required.	an arm's-length basis, as the requisite conditions of competitive, free-market dealings may not exist. U.S.GAAP requires the disclosure of any changes in the method of establishing "terms" for related party transactions and the resulting effect on the financial statements.

MOSENERGO FOLLOWING THE SPIN-OFFS

Business and Operations

Following the Spin-offs, Mosenergo is expected to remain the largest regional energy generating company in the restructured Russian electricity sector. The Company is expected to engage in the generation and sale of electricity on a wholesale basis and the generation and sale of heat energy on a wholesale and retail basis. Mosenergo is expected to continue to own and operate the key electricity and heat energy generation assets of the Company and will hold approximately 45-47% of Mosenergo's pre-Spin-offs total assets (by book value). The Company's assets are expected to include 17 electricity and heat cogeneration plants, representing approximately 10,600 MW of electricity capacity and approximately 34,150 Gcal/hr of heat energy capacity.

If the Spin-offs are approved at the AGM, the separation of Mosenergo and the Newcos and the transfer of assets and liabilities to the Newcos will be effected as a matter of Russian law on the Formation Dates. Following the Spin-offs, neither Mosenergo nor any Newco will own any capital stock of the other or any other Newco. There may, however, be limited contractual relationships between Mosenergo and one or more Newcos or between two or more Newcos to provide transitional services to the Newcos or Mosenergo. The Newcos and Mosenergo may also enter into arms'-length contractual agreements for the generation, transmission, distribution and supply of electricity and heat energy. For a description of such arrangements, see "The Newcos."

Pro forma financial statements of Mosenergo showing the effects of the Spin-offs are attached hereto as Exhibit II.

Generation of Electricity

Of the 21 power plants owned by Mosenergo prior to the Spin-offs, Mosenergo is expected to continue to own 17 power plants (four power plants are expected to be transferred to certain Newcos, as described below). Mosenergo is expected to own the following power plants: GES No. 1 (a power plant producing electricity and heat energy), GRES No. 3 (a gas turbine power plant producing predominantly electricity and a small amount of heat energy), and TETS Nos. 6, 8, 9, 11, 12, 16, 17, 20, 21, 22, 23, 25, 26, 27 and 28 (heat and electricity cogeneration power plants). All of these power plants, except for GRES No. 3, are cogeneration stations and simultaneously generate electricity and heat (in the form of hot water or steam). A cogeneration plant produces heat every time it generates electricity, regardless of the demand for heat. Therefore, the net cost of production of electricity rises in the summer months because the plants have reduced possibilities to sell the heat that they produce while generating electricity. In 2002 and 2003, all of the 17 plants operated below their capacity, with TETS No. 6 using the least electricity generating capacity (17.9% and 16% in 2002 and 2003, respectively) and TETS No. 27 using the greatest electricity generating capacity (81.2% and 81.5% in 2002 and 2003, respectively). Mosenergo expects to sell its electricity on the wholesale market to various energy supply companies located in Moscow City, the Moscow Region and in other parts of the Russian Federation. Mosenergo may also enter into energy purchase contracts with OAO Mosenergosbyt or other suppliers.

As described in "Background to and Reasons for the Spin-offs," the reforms directed at restructuring the Russian power sector aim to introduce competition into the electricity generation sector. Currently, there are several electricity generating companies in Moscow City and the Moscow Region, including Mosenergo, the TETS of ZIL and the TETS of the Moscow Energy Institute. It is expected that following the Spin-offs, Mosenergo will generate approximately 80% of the total electricity produced in Moscow City and the Moscow Region, GRES No. 4 – approximately 7-8%, GRES No. 5 – approximately 5%, GRES No. 24 – approximately 2-3%, Zagorskaya GAES – approximately 3% and the TETS of ZIL and the TETS of the Moscow Energy Institute, together with other smaller electricity generating stations, the remaining approximately 1-2%. Mosenergo estimates that, following the Spin-offs, at least four electricity-generating companies reorganized out of Mosenergo (Mosenergo, OAO GRES-4, OAO GRES-5 and OAO GRES-24), as well as the generating companies from Moscow and other regions, including Rosenergoatom, the state-controlled nuclear generating company, will be competing for the sale of generated electricity to the suppliers in Moscow City and the Moscow Region. The amount of electricity deliverable by competing generating companies from other regions will be constrained by the transmission capacity of the trunk network; Mosenergo's management believes that it will not be able to exceed 10-15% of total electricity being consumed in Moscow City and the Moscow Region. According to the present book value of assets that Mosenergo intends to keep following the Spin-offs, Mosenergo will be the largest energy generating company in Moscow City and the Moscow Region.

During the Transition Period, until the market is fully liberalized, tariffs for electricity sold outside the free market will be set by the FTS. See "Legal and Regulatory Matters – The Tariff System."

Generation of Heat Energy

The 17 power plants that will remain with Mosenergo following the Spin-offs produced approximately 72,400 Gcal of heat in 2003. In 2002 and 2003, all of these plants operated below their capacity, with TETS No. 17 using the least heat energy generating capacity (15.2% and 15.9% in 2002 and 2003, respectively) and TETS No. 21 using the greatest heat energy generating capacity (57.8% and 58.1% in 2002 and 2003, respectively).

Mosenergo is expected to supply approximately 70% of heat consumed in Moscow City. Mosenergo is expected to supply heat (in the form of hot water or steam) to consumers in Moscow City as well as consumers in certain cities in the Moscow Region. In total, Mosenergo is expected to serve approximately 15,000 customer accounts (including approximately 14,500 customer accounts in Moscow City and approximately 500 customer accounts in the Moscow Region). All of the power plants located in Moscow City will only serve consumers in Moscow City, except for TETS No. 22 and No. 27, which will also serve consumers in Dzerzhinskiy and Mytishchi, respectively. GRES No. 3, TETS No. 6 and TETS No. 17, each located in the Moscow Region, will provide heat to the consumers in Elektrogorsk, Orekhovo-Zuevo and Stupino, respectively, and will also deliver heat pursuant to agreements entered into directly with the companies located in such cities.

The model for conclusion of heat supply agreements between Mosenergo, OAO Moscow Heating Network Company and GUP Mosgorteplo will be adjusted in the future through negotiations, taking into account any eventual new requirements with respect to the organization of the heart market. Currently, GUP Mosgorteplo (a wholly-owned subsidiary of Moscow City that distributes and sells heat to end consumers – principally to individuals and small enterprises) purchases most of its heat energy from Mosenergo. In the future, after OAO Moscow Heating Network Company will have been established, four fundamentally different models of heat supply arrangements will be possible: 1) Mosenergo will continue to sell some of its heat energy to GUP Mosgorteplo and will pay OAO Moscow Heating Network Company for heat transportation services; 2) Mosenergo will sell some of its heat energy to GUP Mosgorteplo, but the cost of OAO Moscow Heating Network Company's heat transportation services will be borne by GUP Mosgorteplo; 3) the three companies will enter into a trilateral heat purchase and sale and services agreement setting forth their reciprocal obligations; or 4) Mosenergo will sell some of its heat energy to OAO Moscow Heating Network Company, which will then resell the heat to GUP Mosgorteplo for sale to end consumers. The final scheme will be determined in the future.

Mosenergo is expected to enter into an agreement with OAO Moscow Heating Network Company under which OAO Moscow Heating Network Company will connect the Mosenergo power plants that generate heat in Moscow City to its heating grid. The maximum and minimum levels of tariffs for the sale of the generated heat will be set by the FTS and specific tariffs will be set by the REC. See "Legal and Regulatory Matters—The Tariff System."

Generally, during the summer months, when the demand for heat is at its lowest, the cogeneration power plants generate a reduced amount of heat and, accordingly, electricity. Thus, in 2003, the 17 power plants that will remain with Mosenergo following the Spin-offs, used 65% of their heat generating capacities during the winter season and only 15% during the summer season.

Since GRES-4 and GRES-5 generate only small amounts of heat, following the Spin-offs, the amount of heat that will likely be generated by Mosenergo will decrease by only 1%.

Fuel

The 17 power plants that will remain with Mosenergo following the Spin-offs use natural gas, coal, fuel oil and diesel as their fuel. In 2003, of the total fuel requirements of the 17 plants, approximately 96.2% was supplied by gas, 1.7% by coal, 2% by fuel oil and 0.1% by diesel.

Gas is supplied by Mezhregiongas, an affiliate of Gazprom. Mosenergo is Gazprom's single largest customer within the Russian Federation. Gazprom's affiliates presently hold approximately 16% of shares of Mosenergo. See "Controlling Shareholder of Each Newco." Gas is supplied pursuant to contracts, the terms of which, except for price, are renegotiated every seven years. Price for gas is regulated by the Russian Government and may be changed once per year. In 2002 and 2003, Gazprom raised gas prices by approximately 20-30% each year. It is anticipated that gas price increases will continue. Since 96.2% of Mosenergo's fuel is comprised of gas, the use of gas as fuel may lead to an increase in the operating costs of the plants and may negatively affect Mosenergo's ability to sell electricity in the competitive environment. See "Legal and Regulatory Matters—The Tariff System."

Mosenergo's operating flexibility is limited by regulations issued by the Moscow City Government that restrict the use of fuels other than gas in order to protect the city's environment (except during periods when temperatures decline below –10°C). Federal regulations limit the use of gas as fuel when temperatures decline below -10°C. When this occurs, plants partially resort to, or use more of, alternative fuel sources, such as fuel oil, coal or diesel, all of which can be purchased at market rates.

Mosenergo is expected to continue purchasing coal from various suppliers in the western Siberia because of the lower prices and higher quality of coal than the coal extracted in the Tula region. Mosenergo is expected to purchase fuel oil and diesel at market rates from various suppliers, including those located in the Moscow Region.

Mosenergo's plant TETS No. 22 uses proportionally more coal as compared to the other Mosenergo plants. GRES No. 3 uses proportionately more diesel as compared to the other Mosenergo plants.

Each power plant must control the timely delivery of the fuel and inspect the delivered products to ensure that they conform to the specifications. Most of Mosenergo's power plants store enough coal and/or fuel oil to ensure that the plants can operate at full capacity for an average of 4 to 7 days. It is expected that the 17 power plants that will remain with Mosenergo following the Spin-offs will continue to store as much fuel as is customary in the power sector in order to avoid any delays in energy generation due to the lack of fuel.

Operation and Maintenance

Mosenergo's headquarters are expected to remain at Raushskaya Naberezhnaya 8, Moscow City. Mosenergo's generation plants are located in Moscow City and the Moscow Region. Mosenergo will own and operate all of the generation plants located in Moscow City.

Mosenergo's oldest generation plant, GES No. 1, was built in 1897 and, by now, has been fully renovated. The newest generation plant is TETS No. 27, which began to produce heat in 1993 and electricity in 1996. Over the last eight years, obsolete turbines have been replaced at GES No. 1, GRES No. 3 and TETS Nos. 11, 12, 17, 20, 21, 22 and 23. The average wear and tear rate of the 17 power plants that will remain in Mosenergo following the Spin-offs equaled 57% as of December 31, 2003 and the wear and tear rate of approximately 21% of the 17 power plants equaled 100%. Although plants are serviced and repaired on a regular basis, many plants need to continue to undergo extensive renovation and to replace obsolete generating equipment in order to meet current demand for energy. It is expected that over the next five years, Mosenergo will need to spend on average RR2.9 to RR4.3 billion per year in order to maintain the existing electricity and heat output levels. Specifically, in addition to capital repairs of generating capacity, turbines are scheduled to be replaced at GRES No. 3 (with a capacity of 105 MW) and TETS No. 22 (with a capacity of 110 MW) in 2004, at TETS No. 23 (with a capacity of 110 MW) in 2005, at TETS No. 21 (with a capacity of 110 MW) in 2006, at TETS No. 9 (with a capacity of 65 MW) in 2007 and at TETS No. 12 (with a capacity of 175 MW) and TETS No. 23 (with a capacity of 110 MW) in 2008. It is also expected that Mosenergo will add a new turbine at TETS No. 27 with a capacity of 450 MW in 2007. Mosenergo expects to fund the renovations out of its own and borrowed funds.

The operation and daily maintenance of each plant are expected to continue to be performed by Mosenergo employees. Repairs and renovation of the plants are expected to be performed either by Mosenergo subsidiaries (prior to their sale) or by unaffiliated service providers (including the relevant Newcos) under new agreements.

Strategy

Mosenergo's strategy following the Spin-offs is expected to focus on 1) the replacement of obsolete equipment; 2) the development of cost effective measures to increase the operational efficiency of its power plants in order to be competitive with other energy generation companies and 3) the expansion of the generating capacity of its power plants in order to meet the growing demand for electricity through construction of new power generating units starting in 2007 (which will in turn depend on the increase of the transmission capacity of the transmission and distribution grids belonging to the transmission and distribution companies). Despite the need to replace obsolete equipment of the plants, it is expected that, once the Company begins to operate in a market environment, its electricity generation costs will remain lower than the power sector average and the Company will be competitive.

It is expected that demand for electricity in Moscow City and the Moscow Region will grow during the next four years at an average rate of 2-3% per year. In order to meet the growing demand for electricity in 2004-2008, Mosenergo prefers to increase the operational efficiency of its plants (by replacing obsolete equipment) rather than construct new generation units. The replacement of obsolete equipment costs less than the construction of new generating units and, in order to remain competitive during the initial phase of market liberalization, Mosenergo does not intend to bring additional new generating capacity into operation until 2007.

Management

Mosenergo will continue to operate under the overall direction of a board of directors, which will be responsible for policy and strategic matters. Mosenergo's board of directors will continue to comprise 13 directors who will be elected at the AGM. The shareholders of Mosenergo who own in the aggregate two percent or more of shares of Mosenergo will be able to nominate candidates to serve as directors for the one-year term commencing on the AGM Date. Directors will be elected by cumulative voting.

Members of the Company's executive body, including the general director, will continue to oversee the operations of the company's facilities following the Spin-offs. These executive officers will have primary responsibility for the daily management and administration of the company and will provide periodic reports about the company to the board of directors.

Afterwards, as part of the overall restructuring plan, Mosenergo is expected to enter into a management services contract with OAO Energy Management Company, pursuant to which OAO Energy Management Company will perform the functions of a chief executive officer for Mosenergo for a certain period of time following the Spin-offs. The board of directors of Mosenergo will closely monitor the performance of OAO Energy Management Company under the management services contract. For more information about the management services contract, see "The Spin-offs—Transfer of Management Functions to OAO Energy Management Company."

Employees

Mosenergo's employees will work in various divisions, including administration, accounting, human resources and various sections of plant operations. As of December 31, 2003, Mosenergo's total pre-Spin-offs workforce was approximately 47,500 employees. As of December 31, 2003, Mosenergo employed approximately 11,600 employees in the 17 plants that will remain in Mosenergo following the Spin-offs. Following the Spin-offs, Mosenergo is expected to employ approximately 10,000 employees. The reduction in Mosenergo's workforce following the Spin-offs will be the result of the transfer of some of Mosenergo's own repair personnel to the newly formed maintenance and repair subsidiaries, which may have up to approximately 10,000 employees. An average monthly salary of an employee at Mosenergo was RR11,578 in 2002, RR14,639 in 2003 and is expected to continue to grow.

Most of Mosenergo's employees are members of the professional trade unions of either Moscow City or the Moscow Region. It is expected that following the Spin-offs, substantially all of Mosenergo employees who are presently members of a trade union will choose to maintain their membership. It is also expected that Mosenergo will enter into a new agreement with the trade unions of Moscow City and the Moscow Region that will be substantially similar to the agreement that is presently in effect. It is expected that pursuant to such agreement, Mosenergo will be expected to make available for use by its employees its resorts, children's summer camps and child care facilities. It is also expected that in accordance with such agreement, the company will provide accident insurance and increase minimum monthly salaries. The agreement may also limit Mosenergo's ability to reduce employment. Presently, Mosenergo maintains good relationships with the trade unions of Moscow City and the Moscow Region.

Subsidiaries

Following the AGM, Mosenergo is expected to create ten wholly-owned maintenance and repair subsidiaries, three of which are expected to become subsidiaries of OAO Moscow Region Electricity Network Company. As described below, seven of these companies that will remain in Mosenergo are expected to be subsequently sold by Mosenergo. If such subsidiaries are sold, their new owners may alter the short-term and long-term development plans for such companies. See "Transactions Contemplated to Follow the Spin-offs—Sale of Maintenance and Repair Companies."

OAO Central Repair and Mechanical Plant. OAO Central Repair and Mechanical Plant will engage in the business of repairing various equipment, including, without limitation, turbines, transformers, pumps, electricity generators, electrical motors, means of automation and boilers. The plant will also produce certain spare parts, instruments, electrical equipment and nonstandard equipment. As of December 31, 2003, the balance sheet value of the fixed assets being transferred from Mosenergo equaled approximately RR370 million. The plant is expected to have approximately 3,700 employees.

OAO Moselectroremenergo. OAO Moselectroremenergo will engage in the business of assembling, adjustment, repairing and reconstruction of electric equipment. The company will perform long-term and short-term repairs of lighting equipment, cables, low-voltage and high-voltage electrical equipment, low-power electric motors, as well as perform repair and adjustment work on thermal control gear. The company will also operate and maintain security and fire alarm and automation systems. As of December 31, 2003, the balance sheet value of the fixed assets being transferred from Mosenergo equaled approximately RR8 million. The company is expected to have approximately 230 employees.

OAO Mosenergonaladka. OAO Mosenergonaladka will specialize in the adjustment and testing of new and existing equipment and will perform installation, adjustment and other work at boiler units and other turbine equipment. The company will also carry out projects to increase the average useful life of heat distribution pipes and the development of various environmental protection measures. As of December 31, 2003, the balance sheet value of the fixed assets being transferred from Mosenergo equaled approximately RR7 million. The company is expected to have approximately 150 employees.

OAO Mosenergoproject. OAO Mosenergoproject will develop designs for long-term construction projects in the energy sector and will prepare technical documentation necessary for such projects. As of December 31, 2003, the balance sheet value of the fixed assets being transferred from Mosenergo equaled approximately RR55 million. The company is expected to have approximately 470 employees.

OAO Specialized Designing and Technological Bureau for High Voltage and Cryogen Equipment. The bureau will develop and design various maintenance projects and will test the operation of high-voltage oil-filled and polyethylene cables and electrical gas equipment. The bureau will perform diagnostic testing of transformers and electronic devices for the automation of processes. The bureau will also conduct works to protect high-voltage cables and pipelines against corrosion. As of December 31, 2003, the balance sheet value of the fixed assets being transferred from Mosenergo equaled approximately RR100 million. The bureau is expected to have approximately 300 employees.

OAO Mosenergospetsremont. OAO Mosenergospetsremont will engage in the business of repairing various buildings, structures and equipment, including smoke stacks, water-cooling towers and other equipment used at the generating plants. As of December 31, 2003, the balance sheet value of the fixed assets being transferred from Mosenergo equaled approximately RR80 million. The company is expected to have approximately 3,700 employees.

OAO Experimental Plant for Automation Means and Devices. The plant will develop and manufacture automation means for various technological processes and low-voltage equipment used at the generating plants. As of December 31, 2003, the balance sheet value of the fixed assets being transferred from Mosenergo equaled approximately RR50 million. The plant is expected to have approximately 350 employees.

In addition, Mosenergo will own certain non-core assets, including commercial and non-commercial enterprises and organizations the balance sheet value of which equaled approximately RR2 billion at the end of 2003, including:

- Medsanchast (which is comprised of several small medical clinics located on the premises of Mosenergo plants for the purpose of providing Mosenergo employees with first aid medical care in cases of work-related accidents and performing periodic medical evaluations);

- the Moscow Technical College, which specializes in the education and training of energy sector personnel. Mosenergo finances the work of the college. It is expected that the Newcos will also participate in financing the college;

- the Moscow Center for Advanced Employee Training. Mosenergo finances the work of the center and expects to enter into an agreement with the center pursuant to which the center would provide employees of Mosenergo with training, including the advanced training. It is expected that the Newcos will also finance the work of the center and will enter into agreements for training their employees at the center;

- the Shaturskiy agricultural products farm located in Shatura, the Moscow Region. In 2003, the Shaturskiy agricultural products farm's revenues equaled RR177 million and its profits from the sale of milk equaled RR14 million. The balance sheet value of the Shaturskiy agricultural products farm as of December 31, 2003 was RR164 million. Mosenergo expects to sell the Shaturskiy agricultural products farm following the Spin-offs;

- a resort located on a 1.5 hectare land plot leased by Mosenergo in Sochi on the Black Sea coast. Approximately 2,500 persons visit the resort every year. The balance sheet value of the resort as of December 31, 2003 was RR450 million. Mosenergo expects to sell the resort following the Spin-offs;

- Energotorg, a supply company, which owns several stores and cafeterias and conducts various distribution, reselling and purchasing activities, as well as supplies food to the cafeterias located at various Mosenergo facilities. Energotorg employed approximately 330 persons as of December 31, 2003. It is expected that following the Spin-offs, Mosenergo will sell the stores owned by Energotorg;

- Mosenergo also expects to continue to use certain federally-owned or municipally-owned summer camps, resorts, recreational facilities, stadiums and child care facilities. Mosenergo may transfer back to the appropriate authorities the use rights to these facilities in the future.

Information regarding Mosenergo's other commercial and non-commercial affiliates is available on Mosenergo's website at *http://www.mosenergo.ru*.

THE NEWCOS

The Spin-offs will result in the creation of thirteen Newcos. Each Newco is expected to be an open joint stock company organized under the laws of the Russian Federation.

Capital Structure of each Newco

Each Newco is expected to have only ordinary shares. The number of common shares of each Newco will initially be the same as the number of Mosenergo common shares outstanding on the 76th day after the AGM Date (which is the first day following the last day upon which Mosenergo may repurchase any shares tendered during the Buyback Election Period). In addition, at the initial stage following the Spin-offs, the shareholding structure of each Newco will be the same as that of Mosenergo before the Spin-offs. The common shares of each Newco will have voting rights under the Russian Law on Joint-Stock Companies.

The following is a summary description of the business and operations of each Newco. Financial information regarding each Newco is included in the pro forma financial statements of Mosenergo attached hereto as Exhibit II.

OAO MOSCOW REGION ELECTRICITY NETWORK COMPANY

Business and Operations

OAO Moscow Region Electricity Network Company is expected to be comprised of Mosenergo's electricity distribution facilities in the Moscow Region as well as parts of Moscow City. The company is expected to engage in electricity distribution using approximately 74,000 km of distribution lines, including approximately 63,000 km of air distribution lines and more than 10,000 km of cable lines. The assets of Moscow Region Electricity Network Company are expected to include approximately 15,000 distribution sub-stations; approximately 1,500 km of air distribution lines and approximately 150 km of cable lines with voltage equal to 220 kV (which will be transferred to OAO Moscow Region Electricity Network Company pursuant to an understanding reached with RAO UES); approximately 9,500 km of air distribution lines and more than 500 km of cable lines with voltage equal to 110 kV; approximately 4,000 km of air distribution lines with voltage equal to 35 kV; approximately 27,000 km of air distribution lines and approximately 8,000 km of cable lines with voltage equal to 6-10 kV; and approximately 21,500 km of air distribution lines and approximately 2,000 km of cable lines with voltage equal to 0.38 kV.

In 2003, the distribution lines distributed a total of 30,3 billion kWh of electricity, which equaled approximately 50% of their overall distribution capacity and 52.4% of the total electricity used in Moscow City and the Moscow Region. The maximum distribution capacity of OAO Moscow Region Electricity Network Company's sub-stations will be approximately 49,000 MVA.

All material terms of the contracts that OAO Moscow Region Electricity Network Company will enter into (for example, with the generation, supply companies and other market participants) will be determined by the Government of the Russian Federation; the maximum and minimum levels of tariffs will be set by the FTS and specific tariffs will be set by the REC. See "Legal and Regulatory Matters—The Tariff System." In particular, OAO Moscow Region Electricity Network Company is expected to enter into a contract with OAO Mosenergosbyt (as well as other suppliers) for the distribution of electricity to the consumers. It is estimated that OAO Moscow Region Electricity Network Company will serve a total of approximately 1.4 million customers. The company will also transmit and transform the electricity to be distributed by OAO Moscow City Electricity Network Company in Moscow City (using its high-voltage lines and transformers able to decrease the electricity voltage so that the lower-voltage lines to be owned by OAO Moscow City Electricity Network Company would be able to distribute it further).

Operations and Maintenance

The headquarters of OAO Moscow Region Electricity Network Company are expected to be in Moscow City. OAO Moscow Region Electricity Network Company will consist of fourteen distribution grids, which will service a Region of 47,000 sq. km. OAO Moscow Region Electricity Network Company's facilities are located mostly in the Moscow Region and partly in Moscow City.

The average useful life of the electricity lines is approximately 50 years. The average wear and tear rate of the electricity lines of the company equaled 61% as of December 31, 2003 and the wear and tear rate of approximately 31% of the electricity lines equaled 100%. Some of the lines were built in the 1920s (approximately 7,000 km of lines with voltage above 10 kV and approximately 17,500 km of lines with voltage between 0.38 and 10 kV), in the 1930s (approximately 4,800 km of lines with voltage above 10 kV and approximately 15,000 km of lines with voltage between 0.38 and 10 kV), in the 1950s (approximately 2,100 km of lines with voltage above 10 kV and approximately 8,100 km of lines with voltage between 0.38 and 10 kV) and in the 1960s (approximately 5,000 km of lines with voltage above 10 kV and approximately 17,400 km of lines with voltage between 0.38 and 10 kV). Although the lines are being serviced and repaired on a regular basis, many of the lines will need to undergo extensive renovation in order to be able to distribute an increasing amount of electricity in order to meet the growing demand for energy.

In 2003, Mosenergo spent approximately RR1.3 billion on repairs and maintenance of its distribution lines and facilities that will form part of OAO Moscow Region Electricity Network Company. Within the next five years, it is expected that the company will need to spend approximately RR4.2 billion to RR5.7 billion per year on electricity lines renovations and construction of new lines. It is expected that expenses required for repairs will remain at least at the current level. It is also expected that the company will fund such renovations with its own or borrowed capital.

Maintenance, repairs and renovation of the electricity network are expected to be performed either by the company's own repair and maintenance department or by unaffiliated service providers.

Strategy

OAO Moscow Region Electricity Network Company is expected to focus on the replacement and repair of obsolete distribution lines and the development of cost effective measures to increase and develop the distribution capacity of the network and to reduce losses of electricity during its distribution. Due to the growing demand for electricity (demand for electricity is estimated to grow by approximately 2-3% per year), the increase in the distribution capacity of the network is also expected to become the company's priority following the Spin-offs. The company is expected to increase its distribution capacity by building new electricity distribution lines and increasing the capacity of its transformers.

The Cooperation Agreement, to which the Moscow Region is a party, provides that, following the Spin-offs, the Moscow Region will have the right to increase its ownership interest in OAO Moscow Region Electricity Network Company to a controlling interest through an acquisition of new shares to be issued by the company. The Moscow Region may, under the Cooperation Agreement, acquire new shares in exchange, wholly or partly, for a contribution of electricity network assets owned by the Moscow Region. No further details are given in the Cooperation Agreement concerning these proposals; the details, terms and timing of any transaction remain uncertain. Any transaction would be subject to the approval of the board of directors and shareholders of OAO Moscow Region Electricity Network Company and to the appraisal of any contributed assets by an internationally-recognized appraiser in accordance with internationally recognized standards. Mosenergo would not be a party to any such transaction.

Management

The company will operate under the overall direction of a board of directors, which will be responsible for policy and strategic matters. Moscow Region Electricity Network Company's board of directors will comprise 13 directors who will be elected at the organizational shareholder meeting of the company that is expected to take place in November 2004. For information on the election of the initial board of directors, see "The Spin-offs—Procedure for the Election of the Board of Directors of each Newco."

OAO Moscow Region Electricity Network Company's general director will be elected at its organizational general shareholders' meeting. The company's other executive officers (members of the collective executive body) will be appointed by the board of directors. These executive officers will have primary responsibility for the daily management and administration of the company and will provide periodic reports about the company to the board of directors.

Afterwards, as part of the overall restructuring plan and on the basis of a decision made at its shareholders meeting, OAO Moscow Region Electricity Network Company is expected to enter into a management services contract with OAO Energy Management Company, pursuant to which OAO Energy Management Company will perform the functions of an executive body of OAO Moscow Region Electricity Network Company for a certain period of time following the Spin-offs. The board of directors of OAO Moscow Region Electricity Network Company will closely monitor the performance of OAO Energy Management Company under the management services contract. For more information about the management services contract, see "The Spin-offs—Transfer of Management Functions to OAO Energy Management Company."

Employees

OAO Moscow Region Electricity Network Company's employees will work in various divisions, including administration, accounting, human resources and various sections of grid operations. The Mosenergo division that will be transferred to OAO Moscow Region Electricity Network Company, employed approximately 8,100 employees in 2002 and approximately 8,300 employees in 2003. Following the Spin-offs, OAO Moscow Region Electricity Network Company is expected to employ approximately 8,000 employees and will employ approximately 1,700 employees in its maintenance and repair subsidiairies. The reduction in OAO Moscow Region Electricity Network Company's workforce following the Spin-offs will be the result of the transfer of some of repair personnel to the newly formed repair and construction subsidiaries. An average monthly salary of the Mosenergo employees who will work at OAO Moscow Region Electricity Network Company following the Spin-offs was RR12,908 in 2002, RR15,814 in 2003 and is expected to continue to grow.

Most of Mosenergo's employees are members of the professional trade unions of either Moscow City or the Moscow Region. It is expected that following the Spin-offs, substantially all of Mosenergo's employees who will work for OAO Moscow Region Electricity Network Company and who are presently members of a trade union will choose to maintain their membership in such trade union. It is also expected that OAO Moscow Region Electricity Network Company will enter into agreements with the trade unions of the Moscow Region and Moscow City that will have terms that are substantially similar to the terms of the present agreements between Mosenergo and the trade unions. It is expected that pursuant to such agreement, the company will be obligated to make available for use by its employees any resorts, children's summer camps and child care facilities it may have. It is also expected that in accordance with such agreement, the company will provide accident insurance and increase minimum monthly salaries. The agreement may also limit the company's ability to reduce employment.

Subsidiaries

Following the Spin-offs, OAO Moscow Region Electricity Network Company is expected to own three maintenance and repair wholly-owned subsidiaries. It is expected that the companies will be sold by OAO Moscow Region Electricity Network Company following the Spin-offs. If such subsidiaries are sold, their new owners may alter the short-term and long-term development plans for such companies. See "Transactions Contemplated to Follow the Spin-offs— Sale of Maintenance and Repair Companies."

OAO Electrical Equipment Repair Plant. Electrical Equipment Repair Plant will engage in the business of repairing electrical equipment used by the generating plants and grids, including repairing power and measuring transformers, compressors, high voltage connectivity devices and high voltage air-blast switches. In addition, the plant will produce certain spare parts, protection means, devices and equipment for the repair of power lines and sub-stations, steel structures and electrical and mechanical devices. As of December 31, 2003, the balance sheet value of the fixed assets being transferred from Mosenergo equaled approximately RR340 million. The company is expected to have approximately 570 employees.

OAO Moscabelenergoremont. Moscabelenergoremont will engage in the business of maintaining and servicing cables, including conducting repairs, replacement and installation of cables. As of December 31, 2003, the balance sheet value of the fixed assets being transferred from Mosenergo equaled approximately RR100 million. The company is expected to have approximately 460 employees.

OAO Moscabelsetmontazh. Moscabelsetmontazh will engage in the business of mounting and laying of cables with voltages of 1-10 kV, 35 kV, 110 kV, 220 kV and 500 kV, repairing transfer sub-stations with voltage 10 kV and performing general repair work for the transmission and distribution grids. As of December 31, 2003, the balance sheet value of the fixed assets being transferred from Mosenergo equaled approximately RR180 million. The company is expected to have approximately 640 employees.

OAO MOSCOW CITY ELECTRICITY NETWORK COMPANY

Business and Operations

OAO Moscow City Electricity Network Company is expected to be comprised of the majority of Mosenergo's electricity distribution facilities within Moscow City. The company is expected to be created on the basis of Moscow Cable Network, a division of Mosenergo. The company is expected to engage in electricity distribution using approximately 51,300 km of primarily underground distribution lines (less than 1% of the distribution lines are located above-ground). The assets of OAO Moscow City Electricity Network Company are expected to include approximately 14,000 sub-stations and the following underground lines: 33.6 km of lines with voltage equal to 35 kV; approximately 33,800 km of lines with voltages between 6 kV and 10 kV and approximately 17,500 km of lines with voltages equal to 0.38 kV.

In 2003, the distribution lines that will become assets of OAO Moscow City Electricity Network Company operated on average at 40% of their capacity. In 2003, the distribution lines distributed a total of 27.6 billion kWh, which is approximately 47.7% of the total electricity consumed in Moscow City and the Moscow Region. In 2003, the distribution lines that will become assets of OAO Moscow City Electricity Network Company distributed approximately 88% of the total electricity consumed in Moscow City (the remaining 10-12% was distributed through the lines to be owned by OAO Moscow Region Electricity Network Company). OAO Moscow City Electricity Network Company's sub-stations will be approximately 12,000 MVA.

All material terms of the contracts that of OAO Moscow City Electricity Network Company will enter into (for example, with the generation, supply companies and other market participants) will be determined by the Government of the Russian Federation, the maximum and minimum levels of tariffs will be set by the FTS and specific tariffs will be set by the REC. See "Legal and Regulatory Matters—The Tariff System." In particular, OAO Moscow City Electricity Network Company is expected to enter into a contract with OAO Mosenergosbyt (as well as other suppliers) for the distribution of electricity to the consumers. It is estimated that OAO Moscow City Electricity Network Company will serve a total of approximately 3.6 million customers.

Operation and Maintenance

The headquarters of OAO Moscow City Electricity Network Company are expected to be located in Moscow City. The distribution lines and facilities of OAO Moscow City Electricity Network Company are located mostly in the center of Moscow City.

The average useful life of the electricity lines is approximately 50 years. The average wear and tear rate of the electricity lines of the company equaled 66% as of December 31, 2003 and the wear and tear rate of approximately 30% of the electricity lines equaled 100%. The first cable lines were built in 1896. Although the lines are being serviced and repaired on a regular basis, many of the lines will need to undergo extensive renovation in order to be able to distribute an increasing amount of electricity in order to meet the growing demand for energy.

All of the 35 kV distribution lines have been in use for over 30 years. Of the 6-10 kV distribution lines, approximately 36.5% have been in use for over 30 years, 12% for 25 to 30 years, 34% for 10 to 25 years, 8% for 5 to 10 years, 4% for 3 to 5 years and 6% for less than 3 years. Of the 0.38 kV distribution lines, approximately 36.5% have been in use for over 30 years, 9% for 25 to 30 years, 31% for 10 to 25 years, 8% for 5 to 10 years, 4% for 3 to 5 years and 12% for less than 3 years.

In 2003, Mosenergo spent approximately RR961 million on repairs and maintenance of its distribution lines and facilities that will form part of OAO Moscow City Electricity Network Company. Within the next five years, it is expected that the company will need to spend approximately RR570 million to RR710 million per year on renovations of equipment, including the electricity lines and transformers. It is expected that expenses required for repairs will remain at least at the current level. It is expected that the company will fund such renovations with its own or borrowed funds.

Maintenance, repairs and renovation of the electricity network are expected to be performed either by the company's own repair and maintenance department or by unaffiliated service providers.

Strategy

OAO Moscow City Electricity Network is expected to focus on the replacement and repair of obsolete distribution lines and the development of cost effective measures to increase the distribution capacity of the network and to reduce losses of electricity during its distribution. Due to the growing demand for electricity, the increase in the distribution capacity and reduction in electricity losses is expected to become its priority following the Spin-offs. The company is expected to replace its existing lines with the more advanced cable models that have a higher distribution capacity.

The Cooperation Agreement, to which Moscow City is a party, provides that, following the Spin-offs, Moscow City will have the right to increase its ownership interest in OAO Moscow City Electricity Network Company to a controlling interest through an acquisition of new shares to be issued by the company. Moscow City may, under the Cooperation Agreement, acquire new shares in exchange, wholly or partly, for a contribution of electricity network assets owned by Moscow City. No further details are given in the Cooperation Agreement concerning these proposals; the details, terms and timing of any transaction remain uncertain. Any transaction would be subject to the approval of the board of directors and shareholders of OAO Moscow City Electricity Network Company and to the appraisal of any contributed assets by an internationally-recognized appraiser in accordance with internationally recognized standards. Mosenergo would not be a party to any such transaction.

Management

The company will operate under the overall direction of a board of directors, which will be responsible for policy and strategic matters. OAO Moscow City Electricity Network Company's board of directors will comprise 13 directors who will be elected at the organizational shareholder meeting of the company that is expected to take place in November 2004. For information on the election of the initial board of directors, see "The Spin-offs—Procedure for the Election of the Board of Directors of each Newco."

OAO Moscow City Electricity Network Company's general director will be elected at its organizational general shareholders' meeting. The company's other executive officers (members of the collective executive body) will be appointed by the board of directors. These executive officers will have primary responsibility for the daily management and administration of the company and will provide periodic reports about the company to the board of directors.

Afterwards, as part of the overall restructuring plan and on the basis of a decision made at its shareholders meeting, OAO Moscow City Electricity Network Company is expected to enter into a management services contract with OAO Energy Management Company, pursuant to which OAO Energy Management Company will perform the functions of an executive body of OAO Moscow City Electricity Network Company for a certain period of time following the Spin-offs. The board of directors of OAO Moscow City Electricity Network Company will closely monitor the performance of OAO Energy Management Company under the management services contract. For more information about the management services contract, see "The Spin-offs—Transfer of Management Functions to OAO Energy Management Company."

Employees

OAO Moscow City Electricity Network Company's employees will work in various divisions, including administration, accounting, human resources and various sections of grid operations. Mosenergo's division that will be transferred to OAO Moscow City Electricity Network Company employed 3,828 employees in 2002 and 3,641 employees in 2003. Following the Spin-offs, OAO Moscow City Electricity Network Company is expected to employ the same number of employees. An average monthly salary of the Mosenergo employees who will work at OAO Moscow City Electricity Network Company following the Spin-offs was RR11,177 in 2002, RR14,587 in 2003 and is expected to continue to grow.

Most of Mosenergo's employees are members of the professional trade unions of either Moscow City or the Moscow Region. It is expected that following the Spin-offs, substantially all of Mosenergo employees who will work for OAO Moscow City Electricity Network Company and who are presently members of a trade union will choose to maintain their membership in such trade union. It is also expected that OAO Moscow City Electricity Network Company will enter into an agreement with the trade union of the Moscow City that will have terms that are substantially similar to the terms of the present agreement between Mosenergo and the trade unions. It is expected that pursuant to such agreement, the company will be obligated to make available for use by its employees any resorts, children's summer camps and child care facilities it may have. It is also expected that in accordance with such agreement, the company will provide accident insurance and increase minimum monthly salaries. The agreement may also limit the company's ability to reduce employment.

OAO MOSCOW HEATING NETWORK COMPANY

Business and Operations

OAO Moscow Heating Network Company is expected to be comprised of Mosenergo's entire heat transmission and distribution network in Moscow City and several of its suburbs (including all assets of the Heating Network Branch). OAO Moscow Heating Network Company is expected to engage in the transmission and partial distribution of heat energy in the form of steam and hot water.

The assets of OAO Moscow Heating Network Company are expected to include approximately 2,200 km of heat trunk lines (which includes 37.3 km of steam lines), 22 transfer pumping stations and 219 drainage pump stations. Approximately 52% of the heat trunk lines are located underground. The heat trunk lines of the company will be able to transmit 32,100 Gcal/h of hot water or steam, including 31,165 Gcal/h of hot water and 935 Gcal/h of steam. In 2003, the heating network transmitted 66.6 million Gcal of heat to approximately 14,500 customer accounts, through which more than 55,000 buildings, including 873 industrial enterprises, were served.

OAO Moscow Heating Network Company will transmit hot water and steam from Mosenergo's plants to certain connectivity points located throughout the Moscow City neighborhoods. From there, GUP Mosgorteplo will carry hot water or steam into the buildings and into the individual apartments using its own local distribution network (GUP Mosgorteplo presently owns approximately 4,900 km of heat distribution network and transmits 37 million Gcal of heat energy per year, which equals approximately 70% of the total heat energy consumed in Moscow City).

The model for conclusion of heat supply agreements between Mosenergo, OAO Moscow Heating Network Company and GUP Mosgorteplo will be adjusted in the future through negotiations, taking into account any eventual new requirements with respect to the organization of the heart market. Currently, GUP Mosgorteplo (a wholly-owned subsidiary of Moscow City that distributes and sells heat to end consumers – principally to individuals and small enterprises) purchases most of its heat energy from Mosenergo. In the future, after OAO Moscow Heating Network Company will have been established, four fundamentally different models of heat supply arrangements will be possible: 1) Mosenergo will continue to sell some of its heat energy to GUP Mosgorteplo and will pay OAO Moscow Heating Network Company for heat transportation services; 2) Mosenergo will sell some of its heat energy to GUP Mosgorteplo, but the cost of OAO Moscow Heating Network Company's heat transportation services will be borne by GUP Mosgorteplo; 3) the three companies will enter into a trilateral heat purchase and sale and services agreement setting forth their reciprocal obligations; or 4) Mosenergo will sell some of its heat energy to OAO Moscow Heating Network Company, which will then resell the heat to GUP Mosgorteplo for sale to end consumers. The final scheme will be determined in the future.

OAO Moscow Heating Network Company is in any event expected to enter into an agreement with Mosenergo pursuant to which OAO Moscow Heating Network Company will connect the Mosenergo power plants to its transmission and distribution network.

Due to the monopolistic nature of the heat transmission and distribution operations, the REC will regulate the applicable tariffs (including the rate of return that the company will be able to earn for its transmission and distribution operations). See "Legal and Regulatory Matters—The Tariff System."

Operations and Maintenance

The headquarters of OAO Moscow Heating Network Company are expected to be in Moscow City. The heat trunk lines network is located in Moscow City and in the neighboring towns of Mitishi, Himki, Dzerzhinskiy, Kotelniki, Orehovo-Zuevo and Lyubertzy. Although some of these lines are located outside of Moscow City, the company will service customers predominantly in Moscow City.

The average wear and tear rate of the network equaled 76% as of December 31, 2003 and the wear and tear rate of approximately 34% of the network equaled 100%. Construction of the heat trunk lines network that will belong to the company following the Spin-offs began in the early 1930s and although the lines are being serviced and repaired on a regular basis, some of the lines will need to undergo renovation due to their high wear and tear rate. Approximately 29% of the heat trunk lines that will belong to the company have been in use for over 25 years, 16% for 21 to 25 years, 14.4% for 16 to 20 years, 16% for 11 to 15 years, 12% for 6 to 10 years and 14% for less than 5 years. In 2002 and 2003, approximately 117.4 km and 92.6 km, respectively, of the heat trunk lines had to be replaced. Because of the relatively high wear and tear rate, Mosenergo spent approximately RR3.3 billion in 2003 on renovations and repairs. It is expected that within the next five years, the company will need to spend approximately RR1.5 billion to RR3 billion on renovations each year. It is also expected that the company will fund such renovations with its own or borrowed funds. It is expected that expenses required for repairs will remain at least at the current level.

Maintenance, repairs and renovation of the electricity network are expected to be performed either by the company's own repair and maintenance department or by unaffiliated service providers.

Strategy

OAO Moscow Heating Network Company's strategy is expected to focus on the replacement of obsolete networks and the development of cost effective measures to reduce heat losses. The company is expected to conduct systematic testing of the network in order to timely repair the network and reduce the leaks. In order to reduce the repair costs, the company may use polyurethane pipes in its network, which on average have to be serviced only once every 15 years. Also, the company may expand its network into some of the new neighborhoods of Moscow City.

The Cooperation Agreement, to which Moscow City is a party, provides that, following the Spin-offs, Moscow City will have the right to increase its ownership interest in OAO Moscow Heating Network Company to a controlling interest through an acquisition of new shares to be issued by the company. Moscow City may, under the Cooperation Agreement, subscribe for new shares in exchange, wholly or partly, for a contribution of heating network assets owned by Moscow City. No further details are given in the Cooperation Agreement concerning these proposals; the details, terms and timing of any transaction remain uncertain. Any transaction would be subject to the approval of the board of directors and shareholders of OAO Moscow Heating Network Company and to the appraisal of any contributed assets by an internationally-recognized appraiser in accordance with internationally recognized standards. Mosenergo would not be a party to any such transaction.

Management

The company will operate under the overall direction of a board of directors, which will be responsible for policy and strategic matters. OAO Moscow Heating Company's board of directors will comprise 13 directors who will be elected at the organizational shareholder meeting of the company that is expected to take place in November 2004. For information on the election of the initial board of directors, see "The Spin-offs—Procedure for the Election of the Board of Directors of each Newco."

OAO Moscow Heating Network Company's general director will be elected at its organizational general shareholders' meeting. The company's other executive officers (members of the collective executive body) will be appointed by the board of directors. These executive officers will have primary responsibility for the daily management and administration of the company and will provide periodic reports about the company to the board of directors.

Afterwards, as part of the overall restructuring plan and on the basis of a decision made at its shareholders meeting, OAO Moscow Heating Network Company is expected to enter into a management services contract with OAO Energy Management Company, pursuant to which OAO Energy Management Company will perform the functions of an executive body of OAO Moscow Heating Network Company for a certain period of time following the Spin-offs. The board of directors of OAO Moscow Heating Network Company will closely monitor the performance of OAO Energy Management Company under the management services contract. For more information about the management services contract, see "The Spin-offs—Transfer of Management Functions to OAO Energy Management Company."

Employees

OAO Moscow Heating Network Company's employees will work in various divisions, including administration, accounting, human resources and various sections of grid operations. Mosenergo's division that will be transferred to OAO Moscow Heating Network Company employed 3,260 employees in 2002 and 3,177 employees in 2003. Following the Spin-offs, OAO Moscow Heating Network Company is expected to employ the same number of employees. An average monthly salary of the Mosenergo employees who will work at OAO Moscow Heating Network Company following the Spin-offs was RR12,908 in 2002, RR15,814 in 2003 and is expected to continue to grow.

Most of Mosenergo's employees are members of the professional trade unions of either Moscow City or the Moscow Region. It is expected that following the Spin-offs, substantially all of Mosenergo's employees who will work for OAO Moscow Heating Network Company and who are presently members of a trade union will choose to maintain their membership in such trade union. It is also expected that OAO Moscow Heating Network Company will enter into an agreement with the trade union of Moscow City and, probably, of Moscow Region, that will have terms that are substantially similar to the terms of the present agreement between Mosenergo and the trade unions. It is expected that pursuant to such agreement, the company will be obligated to make available for use by its employees any resorts, children's summer camps and child care facilities it may have. It is also expected that in accordance with such agreement, the company will provide accident insurance and increase minimum monthly salaries. The agreement may also limit the company's ability to reduce employment.

OAO TRUNK GRID COMPANY

Business and Operations

OAO Trunk Grid Company is expected to be comprised of Mosenergo's trunk electricity transmission facilities located throughout the Moscow Region. The company is expected to engage in electricity transmission using approximately 3,100 km of high voltage air lines with a voltage of 220 kV and a 0.9 km air line with a voltage of 500 kV. Pursuant to an understanding reached with RAO UES, certain transmission lines with a voltage of 220 kV will be transferred to OAO

Moscow Region Network Company. The assets of OAO Trunk Grid Company are expected to also include 21 sub-stations for the voltage equal to 220kV and 6 sub-stations for the voltage equal to 500 kV.

In 2003, the high voltage transmission lines transmitted a total of 26.4 billion kWh, which equals 46% of the total consumption of electricity in Moscow City and the Moscow Region (the remaining 54% of electricity was transmitted through the lines that will belong to OAO Moscow Region Electricity Network Company). In 2003, six 220 kV lines (26% of the total transmission capacity of 220 kV lines) operated at full capacity. The maximum transmission capacity of OAO Trunk Grid Company's sub-stations will be approximately 15,000 MVA.

OAO Trunk Grid Company is expected to be integrated into OAO Federal Grid Company pursuant to RAO UES' 5+5 Plan. See "Transactions Contemplated to Follow the Spin-offs—Integration of the Trunk Grid Company into the National Grid System." All material terms of the contracts that the entity will enter into (for example, with the generation, distribution, supply companies and other market participants) will be regulated by the Government of the Russian Federation. See "Legal and Regulatory Matters—The Tariff System."

Operation and Maintenance

The average useful life of the electricity transmission lines is 50 years. The average wear and tear rate of the lines equaled 75% as of December 31, 2003 and the wear and tear rate of approximately 27% of the electricity transmission lines equaled 100%. The first high voltage lines that will belong to the company following the Spin-offs were installed in the 1890s. The construction of high voltage transmission lines was completed by 1990. Although the lines are being serviced and repaired on a regular basis, many of the lines will need to undergo extensive renovation in order to be able to transmit an increasing amount of electricity in order to meet the growing demand for energy. Approximately 25.3% of the 220 kV transmission lines have been in use for over 50 years, 12.2% for 40 to 50 years, 20.5% for 30 to 40 years, 26% for 20 to 30 years, 12.5% for 10 to 20 years and 3.5% for less than 10 years.

In 2003, Mosenergo spent approximately RR74.6 million on repairs and maintenance of its high voltage transmission lines that will become assets of Trunk Grid Company upon the Spin-offs. The plans for any future renovations of the lines owned by the company will be decided by OAO Federal Grid Company. It is expected that OAO Federal Grid Company will fund all of the required renovations.

Maintenance, repairs and renovation of the electricity network are expected to be performed either by the company's own repair and maintenance department or by unaffiliated service providers.

Strategy

The company's future strategy, including its financial and investment policies, will be determined by the Federal Grid Company.

Management

OAO Trunk Grid Company will operate under the overall direction of a board of directors, which will be responsible for policy and strategic matters. Its board of directors will comprise 13 directors who will be elected at the organizational shareholder meeting of the company that is expected to take place in November 2004. For information on the election of the initial board of directors, see "The Spin-offs—Procedure for the Election of the Board of Directors of each Newco."

OAO Trunk Grid Company's general director will be elected at its organizational general shareholders' meeting. The company's other executive officers (members of the collective executive body) will be appointed by the board of directors. These executive officers will have primary responsibility for the daily management and administration of the company and will provide periodic reports about the company to the board of directors.

OAO Trunk Grid Company is not expected to enter into a management services contract with OAO Energy Management Company.

Employees

OAO Trunk Grid Company's employees will work in various divisions, including administration, accounting, human resources and various sections of the transmission facilities. Following the Spin-offs, OAO Trunk Grid Company is expected to employ approximately 500 employees. Following the Spin-offs, an average monthly salary of an employee at the Trunk Grid Company will be approximately RR14,000 and is expected to grow.

Most of Mosenergo's employees are members of the professional trade unions of either Moscow City or the Moscow Region. It is expected that following the Spin-offs, substantially all of Mosenergo's employees who will work for OAO Trunk Grid Company and who are presently members of a trade union will choose to maintain their membership in such trade union. It is also expected that OAO Trunk Grid Company will enter into an agreement with the trade unions of the Moscow City and/or the Moscow Region that will have terms that are substantially similar to the terms of the present agreement between Mosenergo and the trade unions. It is expected that pursuant to such agreement, the company will be obligated to make available for use by its employees any resorts, children's summer camps and child care facilities it may have. It is also expected that in accordance with such agreement, the company will provide accident insurance and increase minimum monthly salaries. The agreement may also limit the company's ability to reduce employment.

OAO MOSENERGOSBYT - SUPPLY COMPANY

Business and Operations

OAO Mosenergosbyt - Supply Company is expected to be comprised of the Company's entire electricity supply operations, buying and selling electricity for end consumers in Moscow City and the Moscow Region.

OAO Mosenergosbyt is expected to be headquartered in Moscow City. OAO Mosenergosbyt is expected to supply electricity to the end consumers ultimately in a competitive market environment. During the Transition Period, OAO Mosenergosbyt is expected to purchase up to 30% at the liberalized prices on the wholesale market and the remainder of electricity pursuant to contracts with the generating companies and other market participants at tariffs regulated by the Russian Government. Once the liberalized wholesale energy exchange becomes fully operative, OAO Mosenergosbyt is expected to purchase electricity either at wholesale energy exchange at market rates or pursuant to previously negotiated energy purchase agreements at negotiated prices.

Based on 2003 figures, it is estimated that following the Spin-offs, OAO Mosenergosbyt will be able to supply around 58.7 billion kWh of electricity to approximately 96,500 business accounts and 3.5 million individual customer accounts in Moscow City and approximately 41,500 business accounts and 1.34 million individual customer accounts in the Moscow Region. Based on 2003 figures, Mosenergo estimates that following the Spin-offs, the customer base of OAO Mosenergosbyt will be comprised of approximately 29% manufacturing producers, 28% other businesses, 18.5% individual consumers, 14% resale energy providers (usually, the local municipalities that then resell electricity to the local users), 4.5% railroad transportation, 3.5% public transportation and 1.5% agricultural customers.

OAO Mosenergosbyt is expected to enter into agreements with Mosenergo and other generating companies for the purchase of electricity. OAO Mosenergosbyt is expected to enter into a wholesale market participation agreement with the Market Administrator and a services agreement with the System Operator. Additionally, OAO Mosenergosbyt is expected to enter into agreements with certain regional distribution companies, including OAO Moscow Region Electricity Network Company, OAO Moscow City Electricity Network Company, as well as with OAO Trunk Grid Company for the provision of services related to the transmission of electricity. The maximum and minimum levels of end consumer tariffs for electricity supply will be set by the FTS and specific tariffs will be set by the REC. See "Legal and Regulatory Matters—The Tariff System."

As a result of the restructuring of the electric energy sector, the electricity retail business will become competitive. Currently, Mosenergo is practically the only electricity supplier in Moscow City and the Moscow Region. Following the Spin-offs, OAO Mosenergosbyt is expected to become the largest supplier in the region. Since Mosenergo will transfer all of its existing customer accounts to OAO Mosenergosbyt, OAO Mosenergosbyt is expected to have an initial competitive advantage over its competitors. Following the Spin-offs, there may be several competing electricity suppliers in the region.

In accordance with the applicable laws, each region in the Russian Federation is expected to have one guaranteeing supplier that will be obligated to provide electricity to the indigent customers or to the customers who for any reason were rejected or disconnected from the supply network by other suppliers. In return, such guaranteeing supplier may charge higher rates than other suppliers. OAO Mosenergosbyt is expected to be the guaranteeing supplier for Moscow City and the Moscow Region. Since OAO Mosenergosbyt will be operating in a competitive market, the additional costs it may incur as a result of its obligations as a guaranteeing supplier may cause Mosenergosbyt to lose competitive advantage, which may negatively affect its customer base. It is currently unknown how long OAO Mosenergosbyt will remain the guaranteeing supplier for Moscow City and the Moscow Region.

Strategy

OAO Mosenergosbyt's strategy is expected to be to maintain its competitive advantage that it gained when Mosenergo transferred all of its customer accounts to OAO Mosenergosbyt. In order to achieve this goal, Mosenergosbyt is expected to focus on improving its customer service. OAO Mosenergosbyt also is expected to introduce a new electricity payment plan, pursuant to which the price for electricity would vary according to the time of the day and the season. Further, OAO Mosenergosbyt may develop new customer payment options, which would allow customers to pay their electricity bills through different banks (currently, Sberbank, a state-owned bank, and only several other banks can accept electricity bill payments) and supermarkets. Additionally, to remain competitive, Mosenergosbyt may contract with agents to sell electricity.

There is a natural tension between the goals of deregulation and market liberalization, on the one hand, and constraints on tariff levels, particularly to end users. The position of Mosenergosbyt in the chain of supply of electricity may make it vulnerable to considerable pressure if higher costs for purchased electricity and other expenses cannot be passed on to its customers, unless measures for relief are decided at the political or regulatory level.

Management

OAO Mosenergosbyt will operate under the overall direction of a board of directors, which will be responsible for policy and strategic matters. Mosenergosbyt's board of directors will comprise 13 directors who will be elected at the organizational shareholder meeting of the company that is expected to take place in November 2004. For information on the election of the initial board of directors, see "The Spin-offs—Procedure for the Election of the Board of Directors of each Newco."

OAO Mosenergosbyt's general director will be elected at its organizational general shareholders' meeting. The company's other executive officers (members of the collective executive body) will be appointed by the board of directors. These executive officers will have primary responsibility for the daily management and administration of the company and will provide periodic reports about the company to the board of directors.

Afterwards, as part of the overall restructuring plan and on the basis of a decision made at its shareholders meeting, OAO Mosenergosbyt is expected to enter into a management services contract with OAO Energy Management Company, pursuant to which OAO Energy Management Company will perform the functions of an executive body of OAO Mosenergosbyt for a certain period of time following the Spin-offs. The board of directors of OAO Mosenergosbyt will closely monitor the performance of OAO Energy Management Company under the management services contract. For more information about the management services contract, see "The Spin-offs—Transfer of Management Functions to OAO Energy Management Company."

Employees

OAO Mosenergosbyt's employees will work in various divisions, including administration, accounting, human resources, legal and other departments. Mosenergo's operations that will be transferred to OAO Mosenergosbyt employed 2,938 employees in 2002 and 1,932 employees in 2003, a reduction of 44%, which resulted from the transfer of employees to the Consumer Service Center ("TsOP"), a subsidiary of OOO KB Transinvestbank, an affiliate of Mosenergo. The TsOP is expected to act as an agent of OAO Mosenergosbyt for the sale of electricity. Pursuant to an agreement with Mosenergo, the Consumer Service Center acts as an agent for supplying electricity to end consumers, including arranging payments for electricity and heat. Following the Spin-offs, OAO Mosenergosbyt is expected to employ approximately 2,000 employees. An average monthly salary of the Mosenergo employees who will work at OAO Mosenergosbyt following the Spin-offs was RR11,973 in 2002, RR15,544 in 2003 and is expected to continue to grow.

Most of Mosenergo's employees are members of the professional trade unions of either Moscow City or the Moscow Region. It is expected that following the Spin-offs, substantially all of Mosenergo's employees who will work for OAO Mosenergosbyt and who are presently members of a trade union will choose to maintain their membership in such trade union. It is also expected that OAO Mosenergosbyt will enter into agreements with the trade union of the Moscow City and Moscow Region that will have terms that are substantially similar to the terms of the present agreement between Mosenergo and the trade unions. It is expected that pursuant to such agreement, the company will be obligated to make available for use by its employees any resorts, children's summer camps and child care facilities it may have. It is also expected that in accordance with such agreement, the company will provide accident insurance and increase minimum monthly salaries. The agreement may also limit the company's ability to reduce employment.

OAO ENERGY MANAGEMENT COMPANY

Business and Operations

After the Formation Date, it is expected that the shareholders of Mosenergo and of seven Newcos - OAO Moscow Region Electricity Network Company, OAO Moscow City Electricity Network Company, OAO Moscow Heating Network Company, OAO Mosenergosbyt, OAO Specialized Design Bureau for Repair and Modernization, OAO Mosteplosetenergoremont and OAO Mosenergosetstroi – will delegate the duties and responsibilities of their respective general directors to OAO Energy Management Company on a temporary basis. The creation of specialized management companies - such as OAO Energy Management Company - and the delegation of management powers to them is contemplated in RAO UES' 5+5 Plan for Mosenergo and each similar Energo controlled by RAO UES in order to ensure that the various new businesses created from a previously integrated Energo undertake a smooth transition to their separate operation. See "The Spin-offs—Restructuring of RAO UES and its Subsidiaries".

Any delegation of managerial control by Mosenergo or any Newco to OAO Energy Management Company will be set forth in a management services contract. The terms of these management services contracts are expected to provide that OAO Energy Management Company will perform managerial and supervisory functions for the companies under its management, including responsibility for preparing a common budget for, developing a common operations policy for, and facilitating working relationships among, the companies for which OAO Energy Management Company has management responsibility. The fees that OAO Energy Management Company will charge for providing these management services are expected to be limited primarily to the salary expenses incurred by OAO Energy Management Company and nominal administrative costs.

It is anticipated that the board of directors of each company that enters into a management services contract with OAO Energy Management Company would closely monitor the performance by OAO Energy Management Company of its responsibilities. Moreover, the shareholders of any of these companies would be able to decide, by majority vote, to terminate their company's management services contract with OAO Energy Management Company at any time. Given that RAO UES is expected to remain the majority shareholder of Mosenergo and of each of these Newcos following the Spin-offs, the duration of any management services contract will likely be under the control of RAO UES.

The composition of the governing body and staff of the company remains to be defined.

The four Newcos that will later be integrated into WGCs (OAO GRES-4, OAO GRES-5, OAO GRES-24 and OAO Zagorskaya GAES) and OAO Trunk Grid Company are not currently expected to enter into management services contracts with OAO Energy Management Company. Nevertheless, if the WGCs are not created by the Trading Date, RAO UES may elect to cause OAO GRES-4, OAO GRES-5, OAO GRES-24 and OAO Zagorskaya GAES to enter into management services contracts with OAO Energy Management Company on a temporary basis.

OAO GRES-4

Business and Operations

OAO GRES-4 is expected to be comprised of Mosenergo's Kashirskaya GRES No. 4 power plant located in Kashira. OAO GRES-4 is expected to engage in the generation and sale of electricity on a wholesale basis and the generation and sale of heat energy on a wholesale and retail basis to customers in Kashira. Its assets are expected to include an energy generation plant representing approximately 1,580 MW of electrical capacity and 385 Gcal/hr of heat capacity. GRES No. 4 uses the condensation cycle for producing electricity. It also generates heat (in the form of hot water or steam) in sufficient quantity to provide Kashira and the adjacent region with hot water. OAO GRES-4 is expected to own 26.7 km of heat distribution network in Kashira and the adjacent region.

Generation of Electricity

GRES No. 4 generated 6,542 million kWh of electricity in 2003. Although the plant has capacity to generate more electricity (in 2002, GRES No. 4 used on average only 39.1% of its electricity generating capacity and in 2003, 47.2%), its future utilization rate may decrease. OAO GRES-4 is expected to sell its electricity on the wholesale market to various suppliers located in Moscow City, the Moscow Region, as well as in other parts of the Russian Federation. OAO GRES-4 may also enter into energy purchase contracts with OAO Mosenergosbyt or other suppliers.

As described in "Background to and Reasons for the Spin-offs," the reforms directed at restructuring the Russian power sector aim to introduce competition into the electricity generation sector. Currently, there are several electricity generating companies in Moscow City and the Moscow Region, including Mosenergo, the TETS of ZIL and the TETS of the Moscow Energy Institute. It is expected that following the Spin-offs, Mosenergo will generate approximately 80% of the total electricity produced in Moscow City and the Moscow Region, GRES No. 4 – approximately 7-8%, GRES No. 5 – approximately 5%, GRES No. 24 – approximately 2-3%, Zagorskaya GAES – approximately 3% and the TETS of ZIL and the TETS of the Moscow Energy Institute, together with other smaller electricity generating stations, the remaining approximately 1-2%. Mosenergo estimates that, following the Spin-offs, at least four electricity-generating companies reorganized out of Mosenergo (Mosenergo, OAO GRES-4, OAO GRES-5 and OAO GRES-24), as well as the generating companies from Moscow and other regions, including Rosenergoatom, the state-controlled nuclear generating company, will be competing for the sale of generated electricity to the suppliers in Moscow City and the Moscow Region. The amount of electricity deliverable by competing generating companies from other regions will be constrained by the transmission capacity of the trunk network; Mosenergo's management believes that it will not be able to exceed 10-15% of total electricity being consumed in Moscow City and the Moscow Region.

During the Transition Period, until the market is fully liberalized, tariffs for electricity sold outside the free market will be set by the FTS. See "Legal and Regulatory Matters – The Tariff System."

Generation of Heat Energy

GRES No. 4 generated 394,000 Gcal of heat in 2003. Although the plant has capacity to generate more heat (in 2002, GRES No. 4 used on average only 15.5% of its heat generating capacity and in 2003, 16.9%), it is currently expected that the plant will continue to generate similar amounts of heat energy in the future. OAO GRES-4 is expected to supply heat only to Kashira, where the plant is located. OAO GRES is expected to own the heat distribution network in Kashira (26.7 km of heat trunk lines), which it will use to supply heat to the end consumers. The average wear and tear rate of the heat trunk lines equaled 98% as of December 31, 2003. The company is expected to renovate its heat distribution network and fund any such renovations out of its own and borrowed funds. However, decisions concerning the renovations will be made by the management and the board of directors of the WGC No. 1 once the integration of OAO GRES-4 into the WGC No. 1 is complete.

Fuel

In 2003, of the total fuel requirements of GRES No. 4, approximately 68% was supplied by gas, 8% by fuel oil and 24% by coal.

Gas is supplied by Mezhregiongas, an affiliate of Gazprom pursuant to contracts, the terms of which, except for price, are renegotiated every seven years. Gas prices are regulated by the Russian Government and may be changed once per year. In 2002 and 2003, Gazprom raised gas prices by approximately 20-30% each year. It is anticipated that gas price increases will continue. Since 68% of GRES No. 4 's fuel is comprised of gas, the use of gas as fuel may lead to an increase in the operating costs of the plant and may negatively affect its ability to sell electricity in the competitive environment. It is expected, therefore, that in future three turbines at GRES No. 4 will switch to the use of coal as fuel (which is expected to become less expensive than gas in three to four years), which will reduce the cost of the electricity they generate. See "Legal and Regulatory Matters—The Tariff System."

Federal regulations limit the use of gas as fuel source when temperatures decline below -10°C. When this occurs, GRES No. 4 is expected to increase the use of alternative fuel sources.

OAO GRES-4 is expected to purchase coal at market prices from various suppliers in western Siberia because of the lower prices and higher quality of coal than the coal extracted in the Tula region, near Moscow City. OAO GRES-4 will purchase fuel oil at market rates from various suppliers, including those located in the Moscow Region.

OAO GRES-4 must control the timely delivery of its fuel and inspect the delivered products to ensure that they conform to the specifications. In 2003, GRES No. 4 stored enough fuel oil to ensure that the plant can operate at full capacity for an average of 11.4 days and enough coal to operate at full capacity for 54 days. It is expected that GRES No. 4 will continue to store as much fuel as is customary in the power sector in order to avoid any delays in energy generation due to the lack of fuel.

Operation and Maintenance

OAO GRES-4 's headquarters are expected to be in Kashira, the Moscow Region. OAO GRES-4 will fully own and operate the GRES No. 4 power plant.

GRES No. 4 was built in 1922 and its most recent renovations (replacement of the turbines and boilers) were completed in 1983 (turbines) and 1987 (boilers). The average wear and tear rate of the power plant equaled 69% as of December 31, 2003 and the wear and tear rate of 48% of the power plant equipment equaled 100%. The high wear and tear level of the equipment was one of the reasons for a breakdown at one of the turbines in the Fall of 2002. The installed capacity of the power plant was reduced by 300 MWs as a result of the accident. Although the plant is being serviced and repaired on a regular basis (RR320 million in 2001, RR429 million in 2002 and RR561 million in 2003), because of the high wear and tear rate, GRES No. 4 will need to undergo extensive renovation in order to reduce the plant's operating costs to become competitive in a market environment. In particular, turbine No. 3 with capacity of 105 MW is expected to be replaced in 2004. Several turbines may be temporarily taken out of service since the cost of generating energy at such turbines is expected to exceed the average market cost. In the future, such turbines may again resume operation to satisfy the growing demand for electricity. The other turbines at GRES No. 4 will continue to generate electricity to ensure system reliability. It is expected that within the next five years, the company will need to spend on average approximately RR143-200 million per year on turbine renovations. It is expected that the renovations will be funded out of the company's own and borrowed funds. However, decisions concerning the renovations will be made by the management and the board of directors of the WGC No. 1 once the integration of OAO GRES-4 into the WGC No. 1 is complete.

The operation and management of OAO GRES-4 are expected to be performed by OAO GRES-4 employees. Maintenance, repairs and renovation of the plant are expected to be performed either by the employees (if repairs are minor) or by third-party service providers.

Strategy

Pursuant to an ordinance issued by the Government of the Russian Federation, OAO GRES-4 will be integrated into the WGC No. 1. This is expected to occur in 2005. The ordinance provides that OAO GRES-4 's shareholders will be given shares in WGC No. 1 on a pro rata basis. See "Transactions Contemplated to Follow the Spin-offs—Transfer of Certain Generating Assets."

OAO GRES-4 's strategy is expected to focus on the replacement of obsolete equipment and the implementation of cost effective measures to increase its operational efficiency in order to become competitive with other energy generation companies. Due to the need to replace obsolete equipment of the plant, it is expected that OAO GRES-4 may not be profitable (or its profit margin may be very low) once the plant begins to operate in a market environment. Due to the rising gas prices, several turbines at OAO GRES-4 are expected to switch to the use of coal as fuel so as to reduce the company's operating costs and make the company competitive. However, decisions concerning the company's strategy will be made by the management and the board of directors of the WGC No. 1 once the integration of OAO GRES-4 into the WGC No. 1 is complete.

Management

OAO GRES-4 will operate under the overall direction of a board of directors, which will be responsible for policy and strategic matters. OAO GRES-4 board of directors will comprise 13 directors who will be elected at the organizational shareholder meeting of the company that is expected to take place in November 2004. For information on the election of the initial board of directors, see "The Spin-offs—Procedure for the Election of the Board of Directors of each Newco."

OAO GRES-4 's general director will be elected at its organizational general shareholders' meeting. The company's other executive officers (members of the collective executive body) will be appointed by the board of directors. These executive officers will have primary responsibility for the daily management and administration of the company and will provide periodic reports about the company to the board of directors.

OAO GRES-4 is not expected to enter into a management services contract with OAO Energy Management Company.

Employees

OAO GRES-4 employees will work in various divisions, including administration, accounting, human resources and various sections of plant operations. GRES No. 4 employed 2,001 employees in 2002 and 1,993 employees in 2003. Following the Spin-offs, OAO GRES-4 is expected to employ approximately 1,700 employees. The reduction in OAO GRES-4 's workforce following the Spin-offs will be the result of the transfer of OAO GRES-4 's own repair personnel to Mosenergo's newly formed repair and construction subsidiaries. An average monthly salary of an employee at GRES-4 was RR11,902 in 2002, RR14,589 in 2003 and is expected to continue to grow.

Most of Mosenergo's employees are members of the professional trade unions of either Moscow City or the Moscow Region. It is expected that following the Spin-offs, substantially all of Mosenergo's employees who will work for OAO GRES-4 and who are presently members of a trade union will choose to maintain their membership in such trade union. It is also expected that OAO GRES-4 will enter into an agreement with the trade union of the Moscow Region that will have terms that are substantially similar to the terms of the present agreement between Mosenergo and the trade unions. It is expected that pursuant to such agreement, the company will be obligated to make available for use by its employees any resorts, children's summer camps and child care facilities it may have. It is also expected that in accordance with such agreement, the company will provide accident insurance and increase minimum monthly salaries. The agreement may also limit the company's ability to reduce employment.

OAO GRES-5

Business and Operations

OAO GRES-5 is expected to be comprised of Mosenergo's Shaturskaya GRES No. 5 plant located in Shatura. OAO GRES-5 will engage in the generation and sale of electricity on a wholesale basis and the generation and sale of heat energy on a wholesale and retail basis to customers in Shatura. Its assets will include an energy generation plant representing approximately 1,100 MW of electrical capacity and 344.3 Gcal/hr of heat capacity. GRES No. 5 uses the condensation cycle for producing electricity. It also generates heat (in the form of hot water or steam) in sufficient quantity to provide some of Shatura with hot water. OAO GRES-5 is expected to own 56.7 km of heat distribution network in Shatura and the adjacent region.

Generation of Electricity

GRES No. 5 generated 3,752 million kWh of electricity in 2003. Although the plant has capacity to generate more electricity (in 2002, GRES No. 5 used on average only 33.7% of its electricity generating capacity and in 2003, 38.9%), it is currently expected that the plant will continue to generate similar amounts of electricity in the future. OAO GRES-5 is expected to sell its electricity on the wholesale market to various suppliers, located in Moscow City, the Moscow Region, as well as in other parts of the Russian Federation. OAO GRES-5 may also enter into energy purchase contracts with Mosenergosbyt or other suppliers.

As described in "Background to and Reasons for the Spin-offs," the reforms directed at restructuring the Russian power sector aim to introduce competition into the electricity generation sector. Currently, there are several electricity generating companies in Moscow City and the Moscow Region, including Mosenergo, the TETS of ZIL and the TETS of the Moscow Energy Institute. It is expected that following the Spin-offs, Mosenergo will generate approximately 80% of the total electricity produced in Moscow City and the Moscow Region, GRES No. 4 – approximately 7-8%, GRES No. 5 – approximately 5%, GRES No. 24 – approximately 2-3%, Zagorskaya GAES – approximately 3% and the TETS of ZIL and the TETS of the Moscow Energy Institute, together with other smaller electricity generating stations, the remaining approximately 1-2%. Mosenergo estimates that, following the Spin-offs, at least four electricity-generating companies reorganized out of Mosenergo (Mosenergo, OAO GRES-4, OAO GRES-5 and OAO GRES-24), as well as the generating companies from Moscow and other regions, including Rosenergoatom, the state-controlled nuclear generating company, will be competing for the sale of generated electricity to the suppliers in Moscow City and the Moscow Region. The amount of electricity deliverable by competing generating companies from other regions will be constrained by the transmission capacity of the trunk network; Mosenergo's management believes that it will not be able to exceed 10-15% of total electricity being consumed in Moscow City and the Moscow Region.

During the Transition Period, until the market is fully liberalized, tariffs for electricity sold outside the free market will be set by the FTS. See "Legal and Regulatory Matters – The Tariff System."

Generation of Heat Energy

GRES No. 5 generated 509,000 Gcal of heat in 2003. Although the plant has capacity to generate more heat (in 2002, OAO GRES-5 used on average only 30.9% of its heat generating capacity and in 2003, 31.9%), it is currently expected that the plant will continue to generate similar amounts of heat energy in the future. GRES No. 5 supplies heat only to certain parts of Shatura. OAO GRES-5 will own the heat distribution network in Shatura (56.7 km of heat trunk lines), which it will use to supply heat to the end consumers. The average wear and tear rate of the heat trunk lines equaled 57% as of December 31, 2003 and the wear and tear rate of 37% of the power plant equipment equaled 100%. The company is expected to fund its renovations out of its own and borrowed funds.. However, decisions concerning the renovations will be made by the management and the board of directors of the WGC No. 4 once the integration of OAO GRES-5 into the WGC No. 4 is complete.

Fuel

In 2003, of the total fuel requirements of GRES No. 5, approximately 61% was supplied by gas, 15% by fuel oil, 7% by coal and 17% by peat.

Gas is supplied by Mezhregiongas, an affiliate of Gazprom pursuant to contracts, the terms of which, except for price, are renegotiated every seven years. Gas prices are regulated by the Russian Government and may be changed once per year. In 2002 and 2003, Gazprom raised gas prices by approximately 20-30% each year. It is anticipated that gas price increases will continue. Since 61% of GRES No. 5's fuel is comprised of gas, the use of gas as fuel may lead to an increase in the operating costs of the plant and may negatively affect its ability to sell electricity in the competitive environment. It is expected, therefore, that in the future two turbines at OAO GRES-5 will switch to the use of coal as fuel, which will comparatively reduce the cost of the electricity they generate (as the price of coal is expected to be lower than the price of gas in the future). See "Legal and Regulatory Matters—The Tariff System."

Federal regulations limit the use of gas as fuel source when temperatures decline below -10°C. When this occurs, GRES No. 5 is expected to increase the use of alternative fuel sources.

OAO GRES-5 is expected to purchase coal at market prices either from the suppliers located in the western Siberia (primarily) or from the suppliers located in the Tula region. OAO GRES-5 will purchase fuel oil and peat at market rates from various suppliers, including those located in the Moscow Region.

OAO GRES-5 must control the timely delivery of its fuel and inspect the delivered products to ensure that they conform to the specifications. In 2003, GRES No. 5 stored enough fuel oil to ensure that the plant can operate at full capacity for an average of 26.3 days and enough coal (from the Moscow Region) to operate at full capacity for 23.5 days. It is expected that GRES No. 5 will continue to store as much fuel as is customary in the power section in order to avoid any delays in energy generation due to the lack of fuel.

Operation and Maintenance

OAO GRES-5's headquarters are expected to be in Shatura, Moscow Region. OAO GRES-5 will fully own and operate the GRES No. 5 power plant.

GRES No. 5 was built in 1920 and its most recent renovations (replacement of the turbines and boilers) were done in 1982 (turbines) and 1986 (boilers). The average wear and tear of the power station equaled 72% as of December 31, 2003 and the wear and tear rate of approximately 37% of the power plant equipment equaled 100%. Although the plant is being serviced and repaired on a regular basis (RR299 million in 2001, RR364 million in 2002 and RR444 million in 2003), because of the high wear and tear rate, GRES No. 5 will need to undergo extensive renovation in order to reduce the plant's operating costs to become competitive in a market environment. Several of GRES No. 5's turbines may be temporarily brought out of service since the cost of generating energy at such turbines will exceed the average market cost. In the future, such turbines may again resume operation to satisfy the growing demand for electricity. The other turbines at GRES No. 5 will continue to generate electricity to ensure system reliability. It is expected that within the next three years, the company will need to spend approximately RR142-230 million per year on renovations. The company is expected to fund the renovations out of its own and borrowed funds. However, decisions concerning the renovations will be made by the management and the board of directors of the WGC No. 4 once the integration of OAO GRES-5 into the WGC No. 4 is complete.

The operation and management of OAO GRES-5 are expected to be performed by its employees. Maintenance, repairs and renovation of the plants will be performed either by the employees (if repairs are minor) or by third-party service providers.

Strategy

Pursuant to an ordinance issued by the Government of the Russian Federation, OAO GRES-5 will be integrated into the WGC No. 4. This is expected to occur in 2005. The ordinance provides that OAO GRES-5's shareholders will be given shares in WGC No. 4 on a pro rata basis. See "Transactions Contemplated to Follow the Spin-offs—Transfer of Certain Generating Assets."

OAO GRES-5's strategy is expected to focus on the replacement of obsolete equipment and the implementation of cost effective measures to increase its operational efficiency in order to become competitive with other energy generation companies. Due to the need to replace obsolete equipment of the plant, it is expected that OAO GRES-5 may not be profitable (or its profit margin may be very low) once the plant begins to operate in a market environment. Due to the rising gas prices, several turbines at GRES No. 5 are expected to switch to the use of coal as fuel so as to reduce the company's operating costs and make the company competitive. However, decisions concerning the company's strategy will be made by the management and the board of directors of the WGC No. 4 once the integration of OAO GRES-5 into the WGC No. 4 is complete.

Management

OAO GRES-5 will operate under the overall direction of a board of directors, which will be responsible for policy and strategic matters. OAO GRES-5 board of directors will comprise 13 directors who will be elected at the organizational shareholder meeting of the company that is expected to take place in November 2004. For information on the election of the initial board of directors, see "The Spin-offs—Procedure for Election of the Board of Directors of each Newco."

OAO GRES-5's general director will be elected at its organizational general shareholders' meeting. The company's other executive officers (members of the collective executive body) will be appointed by the board of directors. These executive officers will have primary responsibility for the daily management and administration of the company and will provide periodic reports about the company to the board of directors.

OAO GRES-5 is not expected to enter into a management services contract with OAO Energy Management Company.

Employees

OAO GRES-5 employees will work in various divisions, including administration, accounting, human resources and various sections of plant operations. GRES No. 5 employed 1,849 employees in 2002 and 1,854 employees in 2003. Following the Spin-offs, OAO GRES-5 is expected to employ approximately 1,650 employees. The reduction in OAO GRES-5's workforce following the Spin-offs will be the result of the transfer of OAO GRES-5's own repair personnel to Mosenergo's newly formed repair and construction subsidiaries. An average monthly salary of an employee at OAO GRES-5 was RR12,143 in 2002, RR14,762 in 2003 and is expected to continue to grow.

Most of Mosenergo's employees are members of the professional trade unions of either Moscow City or the Moscow Region. It is expected that following the Spin-offs, substantially all of Mosenergo's employees who will work for OAO GRES-5 and who are presently members of a trade union will choose to maintain their membership in such trade union. It is also expected that OAO GRES-5 will enter into an agreement with the trade union of the Moscow Region that will have terms that are substantially similar to the terms of the present agreement between Mosenergo and the trade unions. It is expected that pursuant to such agreement, the company will be obligated to make available for use by its employees any resorts, children's summer camps and child care facilities it may have. It is also expected that in accordance with such agreement, the company will provide accident insurance and increase minimum monthly salaries. The agreement may also limit the company's ability to reduce employment.

OAO GRES-24

Business and Operations

OAO GRES-24 is expected to be comprised of Mosenergo's Ryazanskaya GRES No. 24 power plant located in Novomichurinsk, Ryazan region. OAO GRES-24 will engage in the generation and sale of electricity on a wholesale basis. Its assets will include an energy generation plant representing approximately 310 MW of electrical capacity.

Generation of Electricity

GRES No. 24 generated 1,911.5 million kWh of electricity in 2003. The plant has more capacity to increase its generation of electricity (in 2002, OAO GRES-24 used on average 57% of its electricity generating capacity and in 2003, 70%). OAO GRES-24 is expected to sell its electricity on the wholesale market to various suppliers, located in Moscow City, the Moscow Region, as well as in other parts of the Russian Federation. OAO GRES-24 may also enter into energy purchase contracts with Mosenergosbyt or other suppliers.

As described in "Background to and Reasons for the Spin-offs," the reforms directed at restructuring the Russian power sector aim to introduce competition into the electricity generation sector. Currently, there are several electricity generating companies in Moscow City and the Moscow Region, including Mosenergo, the TETS of ZIL and the TETS of the Moscow Energy Institute. It is expected that following the Spin-offs, Mosenergo will generate approximately 80% of the total electricity produced in Moscow City and the Moscow Region, GRES No. 4 – approximately 7-8%, GRES No. 5 – approximately 5%, GRES No. 24 – approximately 2-3%, Zagorskaya GAES – approximately 3% and the TETS of ZIL and the TETS of the Moscow Energy Institute, together with other smaller electricity generating stations, the remaining approximately 1-2%. Mosenergo estimates that, following the Spin-offs, at least four electricity-generating companies reorganized out of Mosenergo (Mosenergo, OAO GRES-4, OAO GRES-5 and OAO GRES-24), as well as the generating companies from Moscow and other regions, including Rosenergoatom, the state-controlled nuclear generating company, will be competing for the sale of generated electricity to the suppliers in Moscow City and the Moscow Region. The amount of electricity deliverable by competing generating companies from other regions will be constrained by the transmission capacity of the trunk network; Mosenergo's management believes that it will not exceed 10-15% of total electricity being consumed in Moscow City and the Moscow Region.

During the Transition Period, until the market is fully liberalized, tariffs for electricity sold outside the free market will be set by the FTS. See "Legal and Regulatory Matters – The Tariff System."

GRES No. 24 is not a cogeneration plant and does not produce heat energy. As a result, the amount of its electricity output is not dependent on the amount of heat the plant has to produce and the company has more flexibility in controlling its output.

Fuel

GRES No. 24 uses gas for 100% of its fuel. Gas is supplied by Mezhregiongas, an affiliate of Gazprom pursuant to the contracts, the terms of which, except for price, are renegotiated every seven years. Gas prices are regulated by the Russian Government and may be changed once per year. In 2002 and 2003, Gazprom raised gas prices by approximately 20-30% each year. It is anticipated that gas price increases will continue. Even though GRES No. 24 is more efficient in its use of gas (it requires an average 10% less gas than other Russian power plants) the increase in gas prices may lead to an increase in the operating costs of the plant and may negatively affect its ability to sell electricity in the competitive environment. See "Legal and Regulatory Matters—The Tariff System."

Federal regulations limit the use of gas as fuel source when temperatures decline below -10°C. Consequently, the low temperatures may negatively affect the operations of GRES No. 24 as its use of gas may be limited and it cannot use alternative fuel.

Operation and Maintenance

OAO GRES-24's headquarters are expected to be in Novomichurinsk, the Ryazan Region. OAO GRES-24 will fully own and operate the GRES No. 24 power plant.

GRES No. 24 was built in 1988 and is being serviced and repaired on a regular basis. The average wear and tear rate of the power station equaled 40% as of December 31, 2003 and the wear and tear rate of 6% of the power plant equipment equaled 100%.

The operation and management of OAO GRES-24 is expected to be performed by its employees. Maintenance, repairs and renovation of the plants will be performed either by the employees (if repairs are minor) or by third-party service providers.

Strategy

Pursuant to an ordinance issued by the Government of the Russian Federation, OAO GRES-24 will be integrated into the WGC No. 6. This is expected to occur in 2005. The ordinance provides that OAO GRES-24's shareholders will be given shares in WGC No. 6 on a pro rata basis. See "Transactions Contemplated to Follow the Spin-offs—Transfer of Certain Generating Assets."

OAO GRES-24's strategy is expected to focus on maintaining its present capacity and the developing of cost effective measures to increase its operational efficiency in order to become competitive with other energy generation companies. Due to the fact that GRES No. 24's infrastructure allows for expansion of the generating capacity of the plant, it is expected that OAO GRES-24's strategy will also include construction of the new generating capacity. It is also expected that a replacement turbine with a capacity of 110 MWh costing $30 million will be installed at GRES No. 24 in 2006. The company is expected to finance the purchase of the turbine using its own and borrowed funds. However, decisions concerning the overall strategy of the company and the installation and the funding for a replacement turbine will be made by the management and the board of directors of the WGC No. 6 once the integration of OAO GRES-24 into the WGC No. 6 is complete.

Management

OAO GRES-24 will operate under the overall direction of a board of directors, which will be responsible for policy and strategic matters. OAO GRES-24 board of directors will comprise 13 directors who will be elected at the organizational shareholder meeting of the company that is expected to take place in November 2004. For information on the election of the initial board of directors, see "The Spin-offs—Procedure for the Election of the Board of Directors of each Newco."

OAO GRES-24's general director will be elected at its organizational general shareholders' meeting. The company's other executive officers (members of the collective executive body) will be appointed by the board of directors. These executive officers will have primary responsibility for the daily management and administration of the company and will provide periodic reports about the company to the board of directors.

OAO GRES-24 is not expected to enter into a management services contract with OAO Energy Management Company.

Employees

OAO GRES-24's employees will work in various divisions, including administration, accounting, human resources and various sections of plant operations. GRES No. 24 employed 990 employees in 2002 and 987 employees in 2003. Following the Spin-offs, OAO GRES-24 is expected to employ approximately 880 employees. The reduction in OAO GRES-24's workforce following the Spin-offs will be the result of the transfer of OAO GRES-24's own repair personnel to Mosenergo's newly formed repair and construction subsidiaries. An average monthly salary of an employee at GRES No. 24 was RR11,188 in 2002, RR13,913 in 2003 and is expected to continue to grow.

Most of Mosenergo's employees are members of the professional trade unions of either Moscow City or the Moscow Region. It is expected that following the Spin-offs, substantially all of Mosenergo's employees who will work for OAO GRES-24 and who are presently members of a trade union will choose to maintain their membership in such trade union. It is also expected that OAO GRES-24 will enter into an agreement with the trade union of the Moscow Region that will have terms that are substantially similar to the terms of the present agreement between Mosenergo and the trade unions. It is expected that pursuant to such agreement, the company will be obligated to make available for use by its employees any resorts, children's summer camps and child care facilities it may have. It is also expected that in accordance with such agreement, the company will provide accident insurance and increase minimum monthly salaries. The agreement may also limit the company's ability to reduce employment.

OAO ZAGORSKAYA GAES

Business and Operations

OAO Zagorskaya GAES is expected to be comprised of Mosenergo's approximately 1,200 MW Zagorskaya pumped-storage hydroelectric plant located near Sergiev-Posad, the Moscow Region. OAO Zagorskaya GAES will engage in the generation and sale of electricity on a wholesale basis during peak demand times.

Generation of Electricity

Even though OAO Zagorskaya GAES will be generating electricity, it will only be competing with the other post-Spin-offs energy generating companies, and with the energy generating companies located outside of the Moscow Region, during the times of high demand for electricity (usually, the evening hours). The cogeneration electricity and heat plants produce electricity simultaneously with heat, even when demand for electricity is low as compared to the demand for heat. For example, during winter nights, consumers will most likely require heat, but not as much electricity. Cogeneration plants cannot store or release the excess electricity. It is expected that OAO Zagorskaya GAES will purchase at discount prices the night-time excess electricity created by cogeneration plants while they produced heat. It is also possible that the night-time electricity will be purchased from nuclear electricity stations. OAO Zagorskaya GAES will use the electricity to pump up water into a pond, which will then be used to generate electricity at peak demand times. On average, each day, OAO Zagorskaya GAES consumes electricity during 6 hours and generates electricity during 4.3 hours. The plant otherwise remains in a stand-by mode. Zagorskyaya GAES can generate up to 1,200 MW of electricity when generating electricity and intake up to 1,400 MW electricity when consuming electricity.

Zagorskaya GAES generated 1,944 million kWh of electricity in 2003. OAO Zagorskaya GAES is expected to sell its electricity on the wholesale market to various suppliers, located in Moscow City, the Moscow Region, as well as in other parts of the Russian Federation. However, OAO Zagorskaya GAES is also expected to enter into an agreement with Mosenergo, pursuant to which OAO Zagorskaya GAES will purchase from Mosenergo its night-time electricity and will sell the electricity it generates during the peak demand times. OAO Zagorskaya GAES may also enter into energy purchase contracts with OAO Mosenergosbyt or other suppliers. It is also possible that, at least during some period of time following the Spin-offs, OAO Zagorskaya GAES will not participate in the liberalized market and will be operating as a regulated entity to provide system stability for the overall network.

During the Transition Period, until the market is fully liberalized, tariffs for electricity sold outside the free market will be set by the FTS. See "Legal and Regulatory Matters – The Tariff System."

Fuel

OAO Zagorskaya GAES will purchase excess electricity from other power plants and use it to pump up water and create electricity at peak demand times.

Operation and Maintenance

OAO Zagorskaya GAES's headquarters are expected to be near Sergiev Pasad, the Moscow Region. OAO Zagorskaya GAES will fully own and operate the Zagorskaya GAES power plant. Zagorskaya GAES was built during 1988-2000 and is being serviced and repaired on a regular basis. The average wear and tear rate of the power plant equaled 21% as of December 31, 2003 and the wear and tear rate of approximately 4% of the power plant equipment equaled 100%.

The operation and management of OAO Zagorskaya GAES are expected to be performed by its employees. Maintenance, repairs and renovation of the plants are expected to be performed either by the employees (if repairs are minor) or by third-party service providers. After the integration of OAO Zagorskaya GAES into the Zagorskaya GAES WGC, plans for any renovations of the power plant will be subject to the approval by the Zagorskaya GAES WGC.

Strategy

Pursuant to an ordinance issued by the Government of the Russian Federation, the WGC No. 10 will be created on the basis of OAO Zagorskaya GAES. This is expected to occur in 2005. See "Transactions Contemplated to Follow the Spin-offs—Transfer of Certain Generating Assets."

OAO Zagorskaya GAES's strategy is expected to focus on maintaining the current level of electricity generation and improving its operational efficiency. However, decisions concerning the company's strategy will be made by the management and the board of directors of the WGC No. 10.

Management

OAO Zagorskaya GAES will operate under the overall direction of a board of directors, which will be responsible for policy and strategic matters. OAO Zagorskaya GAES board of directors will comprise 13 directors who will be elected at the organizational shareholder meeting of the company that is expected to take place in November 2004. For information on the election of the initial board of directors, see "The Spin-offs—Procedure for the Election of the Board of Directors of each Newco."

OAO Zagorskaya GAES's general director will be elected at its organizational general shareholders' meeting. The company's other executive officers (members of the collective executive body) will have primary responsibility for the daily management and administration of the company and will provide periodic reports about the company to the board of directors.

OAO Zagorskaya GAES is not expected to enter into a management services contract with the Energy Management Company.

Employees

OAO Zagorskaya GAES employees will work in various divisions, including administration, accounting, human resources and various sections of plant operations. Zagorskaya GAES employed 325 employees in 2002 and 321 employees in 2003. Following the Spin-offs, OAO Zagorskaya GAES expects to employ approximately 280 employees. The reduction in OAO Zagorskaya GAES's workforce following the Spin-offs will be the result of the transfer of OAO Zagorskaya GAES's own repair personnel to Mosenergo's newly formed repair and construction subsidiaries. An average monthly salary of an employee at Zagorskaya GAES was RR11,868 in 2002, RR15,474 in 2003 and is expected to continue to grow.

Most of Mosenergo's employees are members of the professional trade unions of either Moscow City or the Moscow Region. It is expected that following the Spin-offs, substantially all of Mosenergo's employees who will work for OAO Zagorskaya GAES and who are presently members of a trade union will choose to maintain their membership in such trade union. It is also expected that OAO Zagorskaya GAES will enter into an agreement with the trade union of the Moscow Region that will have terms that are substantially similar to the terms of the present agreement between Mosenergo and the trade unions. It is expected that pursuant to such agreement, the company will be obligated to make available for use by its employees any resorts, children's summer camps and child care facilities it may have. It is also expected that in accordance with such agreement, the company will provide accident insurance and increase minimum monthly salaries. The agreement may also limit the company's ability to reduce employment.

OAO SPECIALIZED DESIGN BUREAU FOR REPAIR AND MODERNIZATION

Business and Operations

OAO Specialized Design Bureau for Repair and Modernization is expected to be comprised of operations that develop design documentation for projects related to the repair and construction of various electrical and heating facilities and networks. OAO Specialized Design Bureau for Repair and Modernization is also expected to solve various problems related to the reconstruction and modernization of the equipment, automation and mechanization of operations. As of December 31, 2003, the balance sheet value of the fixed assets to be transferred to OAO Specialized Design Bureau for Repair and Modernization from Mosenergo will equal approximately RR4 million.

The headquarters of the Specialized Design Bureau are expected to be in Moscow City. Most of its clients will be located in Moscow City, the Moscow Region as well as other regions of the Russian Federation.

All services to be provided by the Specialized Design Bureau are expected to be performed by its employees.

Competition

The restructuring of the Russian power sector is expected to enhance the competition among the repair and construction businesses. Currently, the Specialized Design Bureau does not have any direct competitors because it services exclusively the needs of Mosenergo. Following the Spin-offs, it is estimated that the Specialized Design Bureau will have several competitors both within and outside of Moscow City and the Moscow Region.

Strategy

The Specialized Design Bureau is expected to focus on reducing its operational costs in order to remain competitive within its sector and increase its profit margins. The Specialized Design Bureau is also expected to require that its employees maintain high level of expertise in the field. Further, the Specialized Design Bureau is expected to seek to develop niche markets for certain of its services, while competing in other services against other design bureaus.

Management

The Specialized Design Bureau is expected to operate under the overall direction of a board of directors, which will be responsible for policy and strategic matters. The directors of the Specialized Design Bureau will be elected at the organizational shareholder meeting of the company that is expected to take place in November 2004. For information on the election and composition of the initial Board of Directors, see "The Spin-offs—Procedure for the Election of the Board of Directors of each Newco."

The Specialized Design Bureau's general director will be elected at its organizational general shareholders' meeting. The company's other executive officers (members of the collective executive body) will be appointed by the board of directors and will oversee the operations of the company. These executive officers will bear primary responsibility for the daily management and administration of the company and will provide periodic reports about the company to the Board of Directors.

Afterwards, as part of the overall restructuring plan and on the basis of a decision made at its shareholders meeting, the Specialized Design Bureau is expected to enter into a management services contract with OAO Energy Management Company, pursuant to which OAO Energy Management Company will perform the functions of a chief executive officer for the Specialized Design Bureau for a certain period of time following the Spin-offs. The board of directors of the Specialized Design Bureau will closely monitor the performance of OAO Energy Management Company under the management services contract. For more information about the management services contract, see "The Spin-offs—Transfer of Management Functions to OAO Energy Management Company."

Employees

The Specialized Design Bureau will have approximately 120 employees. An average monthly salary of an employee at the Specialized Design Bureau division of Mosenergo was RR12,007 in 2002, RR15,706 in 2003 and is expected to continue to grow.

Most of Mosenergo's employees are members of the professional trade unions of either Moscow City or the Moscow Region. It is expected that following the Spin-offs, substantially all of Mosenergo's employees who will work for the Specialized Design Bureau and who are presently members of a trade union will choose to maintain their membership in such trade union. It is also expected that the Specialized Design Bureau will enter into an agreement with the trade unions of the Moscow Region and/or Moscow City that will have terms that are substantially similar to the terms of the present agreement between Mosenergo and the trade unions. It is expected that pursuant to such agreement, the company will be obligated to make available for use by its employees any resorts, children's summer camps and child care facilities it may have. It is also expected that in accordance with such agreement, the company will provide accident insurance and increase minimum monthly salaries. The agreement may also limit the company's ability to reduce employment.

OAO MOSTEPLOSETENERGOREMONT

***Business* and Operations**

OAO Mosteplosetenergoremont is expected to be comprised of certain of Mosenergo's repair facilities. OAO Mosteplosetenergoremont will engage in capital repair and reconstruction of heat networks, as well as production of heat pipelines and application of thermal and hydraulic insulation coatings on pipelines to protect them against corrosion. The company will also lay water distribution and sewer pipes and restore asphalt. As of December 31, 2003, the balance sheet value of the fixed assets being transferred from Mosenergo will equal approximately RR364 million.

OAO Mosteplosetenergoremont's headquarters are expected to be in Moscow City. Most of its clients will be located in Moscow City or the Moscow Region and are expected to include, among others, GUP Mosgorteplo (a local heat distribution company), OAO Moscow Heating Network Company and GUP Mosvodokanal (a local sewer and water distribution pipes company).

Competition

The restructuring of the Russian power sector is expected to enhance competition among the heating network repair and pipe manufacturing businesses. Currently, OAO Mosteplosetenergoremont is expected to have several competitors including those that manufacture and import pipes from outside of the Moscow Region. Following the Spin-offs and subsequent to the sale by Mosenergo and OAO Moscow Regional Network Company of its repair and maintenance subsidiaries, OAO Mosteplosetenergoremont is expected to operate in an increasingly competitive environment.

The operation and maintenance of OAO Mosteplosetenergoremont is expected to be performed by its employees.

Strategy

OAO Mosteplosetenergoremont is expected to focus on reducing its operational costs to remain competitive within its sector. It is expected that the company will increase the production and sale of pipelines in order to achieve the economies of scale and increase its profits margin. OAO Mosteplosetenergoremont is expected to continue to explore new technologies for the production and laying of heat pipelines. The company also is expected to build new production facilities to enlarge its manufacturing of polyurethane pipes. Additionally, the company is expected to explore new marketing and advertising options in order to increase the size of its customer base.

Management

OAO Mosteplosetenergoremont will operate under the overall direction of a board of directors, which will be responsible for policy and strategic matters. The directors of OAO Mosteplosetenergoremont will be elected at the organizational shareholder meeting of the company that is expected to take place in November 2004. For information on the election and composition of the initial Board of Directors, see "The Spin-offs—Procedure for the Election of the Board of Directors of each Newco."

OAO Mosteplosetenergoremont's general director will be elected at its shareholders meeting. The company's other executive officers (members of the collective executive body) will be appointed by the board of directors and will oversee the operations of the company. These executive officers will bear primary responsibility for the daily management and administration of the company and will provide periodic reports about the company to the Board of Directors.

Afterwards, as part of the overall restructuring plan and on the basis of a decision made at its shareholders meeting, OAO Mosteplosetenergoremont is expected to enter into a management services contract with OAO Energy Management Company, pursuant to which OAO Energy Management Company will perform the functions of a chief executive officer for OAO Mosteplosetenergoremont for a certain period of time following the Spin-offs. The board of directors of OAO Mosteplosetenergoremont will closely monitor the performance of OAO Energy Management Company under the management services contract. For more information about the management services contract, see "The Spin-offs—Transfer of Management Functions to OAO Energy Management Company."

Employees

OAO Mosteplosetenergoremont is expected to have approximately 560 employees. An average monthly salary of an employee at the Mosteplosetenergoremont division of Mosenergo was RR13,804 in 2002, RR16,632 in 2003 and is expected to continue to grow.

Most of Mosenergo's employees are members of the professional trade unions of either Moscow City or the Moscow Region. It is expected that following the Spin-offs, substantially all of Mosenergo's employees who will work for OAO Mosteplosetenergoremont and who are presently members of a trade union will choose to maintain their membership in such trade union. It is also expected that OAO Mosteplosetenergoremont will enter into an agreement with the trade unions of the Moscow Region and/or Moscow City that will have terms that are substantially similar to the terms of the present agreement between Mosenergo and the trade unions. It is expected that pursuant to such agreement, the company will be obligated to make available for use by its employees any resorts, children's summer camps and child care facilities it may have. It is also expected that in accordance with such agreement, the company will provide accident insurance and increase minimum monthly salaries. The agreement may also limit the company's ability to reduce employment.

OAO MOSENERGOSETSTROI

Business and Operations

OAO Mosenergosetstroi is expected to be comprised of certain of Mosenergo's construction and repair facilities. OAO Mosenergosetstroi will engage in construction, mounting and reconstruction of above-ground transmission lines and sub-stations with voltages from 0.4 to 220 kV. The company will also conduct emergency and rescue operations with respect to above-ground transmission lines and sub-stations. As of December 31, 2003, the balance sheet value of the fixed assets being transferred from Mosenergo will equal approximately RR28 million.

OAO Mosenergosetstroi's headquarters are expected to be in the Moscow Region. Most of its clients will be located in the Moscow Region.

Competition

The restructuring of the Russian power sector expected to enhance the competition among the construction and repair businesses. Currently, Mosenergosetstroi does not have any direct competitors because it services exclusively the needs of Mosenergo. Following the Spin-offs and subsequent to the sale by Mosenergo and OAO Moscow Regional Network Company of its repair and maintenance subsidiaries, OAO Mosenergosetstroi is expected to operate in a competitive environment. It is expected that OAO Mosenergosetstroi's main competitors will be located outside of the Moscow Region where they may incur lower costs due to average lower salaries as compared to the Moscow Region.

The operation and maintenance of OAO Mosenergosetstroi is expected to be performed by its employees.

Strategy

OAO Mosenergosetstroi is expected to focus on reducing its operational costs to remain competitive within its sector, investing in modern equipment in order to achieve greater operational efficiency and carving out a special market niche covering emergency and rescue operations with respect to above-ground transmission lines and sub-stations. OAO Mosenergosetstroi is also expected to continue to require that all of its employees maintain high level of expertise in the field.

Management

OAO Mosenergosetstroi will operate under the overall direction of a board of directors, which will be responsible for policy and strategic matters. The directors of OAO Mosenergosetstroi will be elected at the organizational shareholder meeting of the company that is expected to take place in November 2004. For information on the election and composition of the initial Board of Directors, see "The Spin-offs—Procedure for the Election of the Board of Directors of each Newco."

OAO Mosenergosetstroi's general director will be elected at its organizational general shareholders' meeting. The company's other executive officers (members of the collective executive body) will be appointed by the board of directors and will oversee the operations of the company. These executive officers will bear primary responsibility for the daily management and administration of the company and will provide periodic reports about the company to the Board of Directors.

Afterwards, as part of the overall restructuring plan and on the basis of a decision made at its shareholders meeting, OAO Mosenergosetstroi is expected to enter into a management services contract with OAO Energy Management Company, pursuant to which OAO Energy Management Company will perform the functions of a chief executive officer for OAO Mosenergosetstroi for a certain period of time following the Spin-offs. The board of directors of OAO Mosenergosetstroi will closely monitor the performance of OAO Energy Management Company under the management services contract. For more information about the management services contract, see "The Spin-offs—Transfer of Management Functions to OAO Energy Management Company."

Employees

OAO Mosenergosetstroi is expected to have approximately 130 employees. An average monthly salary of an employee at Mosenergosetstroi Mosenergo division was RR11,051 in 2002, RR12,753 in 2003 and is expected to continue to grow.

Most of Mosenergo's employees are members of the professional trade unions of either Moscow City or the Moscow Region. It is expected that following the Spin-offs, substantially all of Mosenergo's employees who will work for OAO Mosenergosetstroi and who are presently members of a trade union will choose to maintain their membership in such trade union. It is also expected that OAO Mosenergosetstroi will enter into an agreement with the trade unions of the Moscow Region and/or Moscow City that will have terms that are substantially similar to the terms of the present agreement between Mosenergo and the trade unions. It is expected that pursuant to such agreement, the company will be obligated to make available for use by its employees any resorts, children's summer camps and child care facilities it may have. It is also expected that in accordance with such agreement, the company will provide accident insurance and increase minimum monthly salaries. The agreement may also limit the company's ability to reduce employment.

CONTROLLING SHAREHOLDER OF MOSENERGO AND EACH NEWCO

RAO UES owns approximately 51% of the common shares of Mosenergo. At December 31, 2003, the Russian Government owned approximately 53% of RAO UES. The remaining shares of RAO UES are publicly-held.

If the Spin-offs are approved, RAO UES will be the controlling shareholder and will beneficially own the same percentage of the common shares of each Newco (or an increased percentage in the event that any dissenting or non-voting shareholders exercise their redemption rights).

In addition, Mosenergo estimates that the following persons currently hold more than five percent of its shares: OAO Gazprom and its affiliates (directly or indirectly, approximately 16%) and the government of Moscow City and its affiliates (approximately 8%). In the aggregate, the employees of Mosenergo own approximately 4.5% of the Company's common shares.

TRANSACTIONS CONTEMPLATED TO FOLLOW THE SPIN-OFFS

In accordance with resolutions of the boards of directors of RAO UES and Mosenergo, various transactions are contemplated to follow the Spin-offs, including the following:

- **Sale of Maintenance and Repair Companies**. Following the AGM Date, Mosenergo will form ten maintenance and repair subsidiaries, seven of which will become subsidiaries of Mosenergo and three of which will become subsidiaries of OAO Moscow Region Electricity Network Company after the Spin-offs. See "Mosenergo After the Spin-offs" and "The Newcos" above. Following the registration of these maintenance and repair companies in the USRLE and the registration of their shares with the FSFM, it is expected that the Board of Directors of Mosenergo and the board of directors of OAO Moscow Region Electricity Network Company will consider the sale of these companies to third parties. It is expected that the valuation of any companies sold will be conducted by an independent appraiser not affiliated with RAO UES or any of its affiliates.

- **Transfer of Certain Generating Assets**. As shown in the table immediately below, OAO GRES-4, OAO GRES-5 and OAO GRES-24 will be integrated into the WGCs No. 1, No. 4 and No. 6, respectively, and WGC No. 10 will be formed on the basis of the assets of Zagorskaya GAES. It is expected that these and the other six WGCs will be formed and their shares offered substantially as follows:

  - RAO UES will create the 10 WGCs as wholly-owned subsidiaries of RAO UES;

  - Each of the WGCs will privately offer shares to RAO UES in exchange for RAO UES's interests in certain generating companies (including OAO GRES-4, OAO GRES-5, OAO GRES-24 and OAO Zagorskaya GAES) that are spun-out from various restructured Energos (including Mosenergo);

  - The WGCs will privately offer additional shares to the minority shareholders of these same generating companies (including OAO GRES-4, OAO GRES-5, OAO GRES-24 and OAO Zagorskaya GAES) in exchange for shares in these companies that are held by such minority shareholders; and

  - The shares held by RAO UES in the WGCs will be transferred to private investors through a series of auctions (although it has yet to be established when these auctions will be held or what the auction rules will be).

The following table sets out the proposed composition of the WGCs and is based on publicly available information disseminated by RAO UES:

COMPANY	OWNER	INSTALLED CAPACITY (MW)
THERMAL		
WGC No.1		**9,041**
Iriklinskaya GRES	Orenburgenergo	2,430
GRES-4	**Mosenergo**	1,885[3]
Nizhnevartovskaya GRES	Tyumenenergo	800
Permskaya GRES	RAO UES	2,400
Urengoyskaya GRES	Tyumenenergo	24
Verkhne tagiLskaya GRES	RAO UES	1,502
WGC No.2		**8,695**
Pskovskaya GRES	RAO UES	430
Serovskaya GRES	Sverdlovenergo	526
Stavropolskaya GRES	RAO UES	2,400
Surgutskaya GRES	Tyumenenergo	3,280
Troitskaya GRES	RAO UES	2,059
WGC No.3		**8,657**
Cherepetskaya GRES	RAO UES	1,425
Gusinoozerskaya GRES	RAO UES	1,260
Kharanorskaya GRES	Chitaenergo	430
Kostromskaya GRES	RAO UES	3,600
Pechorskaya GRES	RAO UES	1,060
Yuzhno-Uralskaya GRES	Chelyabenergo	882
WGC No.4		**8,530**
Berezovskaya GRES	RAO UES	1,400
GRES-5	**Mosenergo**	1,100
Smolenskaya GRES	Smolenskenergo	630
Surgutskaya GRES	Tyumenenergo	4,800
Yaivinskaya GRES	Permenergo	600
WGC No.5		**8,689**
Konakovskaya GRES	RAO UES	2,400
Nevinnomysskaya GRES	RAO UES	1,340
Reftinskaya GRES	RAO UES	3,800
SredneUralskaya GRES	RAO UES	1,149
WGC No.6		**9,172**
Cherepovetskaya GRES	Vologdaenergo	630
Kirishskaya GRES	RAO UES	2,097
Krasnoyarskaya GRES	RAO UES	1,250
Novocherkasskaya GRES	RAO UES	2,245
Ryazanskaya GRES	RAO UES	2,640
GRES-24	**Mosenergo**	310

3 Including the capacity of equipment retired due to the accident.

HYDRO

WGC No.7		**9,883**
Cheboksarskaya HPP	Ghuvashenergo	1,370
Kamskaya HPP	RAO UES	462
Nizhegorodskaya HPP	RAO UES	520
Saratovskaya HPP	RAO UES	1,337
Verhne-Volzhski HPP	RAO UES	448
Volzhskaya HPP	RAO UES	2,426
Volzhskaya - Lenin HPP	RAO UES	2,300
Votkinskaya HPP	RAO UES	1,020
WGC No.8		**8,185**
Boguchanskaya HPP	RAO UES	3,000[4]
Bureiskaya HPP	RAO UES	2,000[5]
Novosibirskaya HPP	Novosibirskenergo/ RAO UES	455
Sayano-Shushinskaya HPP	RAO UES	6,400
Zeiskaya HPP	RAO UES	1,330
WGC No.9		**2,378**
WGC No.10		**1,200**
Zagorskaya GAES	**Mosenergo**	1,200

- **Integration of the Trunk Grid Company into the Federal Grid Company**. In accordance with the overall plan for the restructuring of the Russian power sector, the trunk transmission lines throughout the entire Russian Federation will comprise the Unified National Grid and will ultimately be owned and operated by a single transmission company, the Federal Grid Company. See "Background to and the Reasons for the Spin-offs" above. It is currently expected that this will be effected as follows:

  - the Federal Grid Company that is presently a wholly-owned subsidiary of RAO UES, has created, together with the Russian Property Fund, seven inter-regional subsidiaries (each, an "MMSK"), one of which will be called the MMSK-Center;

  - the MMSK-Center, like the remaining MMSKs, will conduct a private offering of its shares to certain regional transmission companies, including the Trunk Grid Company (each of the seven inter-regional trunk companies will offer shares to different regional trunk grid entities located within its respective zone). In the event that the Trunk Grid Company has not been established at the time of the proposed issuance of the MMSK-Center shares, the shares will be issued to Mosenergo and transferred to the Trunk Grid Company upon its establishment;

  - in accordance with an independent third party appraisal, the Trunk Grid Company will transfer to the MMSK-Center all of its assets, including equipment and high voltage lines, in exchange for shares in the MMSK-Center;

  - the Trunk Grid Company is expected to join the MMSK-Center or the Trunk Grid Company will be liquidated and the MMSK-Center shares held by the Trunk Grid Company will be distributed among its shareholders on a pro rata basis; and

  - finally, it is expected that RAO UES will transfer to the Federal Grid Company the blocks of shares it holds in all MMSKs, including MMSK Center.

4 Including the projected installed capacity of the power plants.

5 Including the projected installed capacity of the power plants.

- **Increase of Moscow City's Shareholdings in OAO Moscow Heating Network Company and OAO Moscow City Electricity Network Company**. The Cooperation Agreement to which Moscow City is a party provides that, following the Spin-offs, Moscow City will have the right to increase its ownership interest in OAO Moscow Heating Network Company and OAO Moscow City Electricity Network Company to a controlling interest through an acquisition of new shares to be issued by the respective companies. Moscow City may, under this Cooperation Agreement, acquire such new shares in exchange, wholly or partly, for a contribution of heat and electricity network assets owned by Moscow City. Any transaction would be subject to the approval of the board of directors and shareholders of these two Newcos and to the appraisal by an internationally-recognized appraiser in accordance with internationally recognized standards of any assets contributed. No further details are given in the Cooperation Agreement concerning these proposals; the details, terms and timing of any transaction remain uncertain. Mosenergo would not be a party to any such transaction.

- **Increase of Moscow Region's Shareholdings in OAO Moscow Region Electricity Network Company.** The Cooperation Agreement to which the Moscow Region is a party provides that, following the Spin-offs, the Moscow Region will have the right to increase its ownership interest in OAO Moscow Region Electricity Network Company to a controlling interest through an acquisition of new shares to be issued by the company. The Moscow Region may, under the Cooperation Agreement to which it is a party, acquire such new shares in exchange, wholly or partly, for electricity network assets owned by the Moscow Region. Any transaction would be subject to the approval of the board of directors and shareholders of OAO Moscow Region Electricity Network Company and to the appraisal of any contributed assets by an internationally-recognized appraiser in accordance with internationally recognized standards. No further details are given in the Cooperation Agreement concerning these proposals; the details, terms and timing of any transaction remain uncertain. Mosenergo would not be a party to any such transaction.

- **Distribution to the RAO UES Shareholders of Shares of Mosenergo, OAO Moscow Region Electricity Network Company, OAO Specialized Design Bureau for Repair and Modernization, OAO Mosteplosetenergoremont and OAO Mosenergosetstroi**. Following the consummation of the Spin-offs and the transactions described above, it is expected that RAO UES will distribute the shares it holds in Mosenergo, OAO Moscow Region Electricity Network Company, OAO Specialized Design Bureau for Repair and Modernization, OAO Mosteplosetenergoremont and OAO Mosenergosetstroi to its shareholders.

LEGAL AND REGULATORY MATTERS

General

Mosenergo's business is large and complex and, as a result, Mosenergo is subject to various laws and regulations. Key laws and regulations include laws and regulations affecting the tariff system, licenses, competition and the environment.

The Tariff System

Tariff regulation in the Russian Federation is currently based on several federal laws, including the Federal Law on Electric Power No. 35-FZ of March 26, 2003 (the "Electric Power Law"), the Federal Law on Governmental Regulation of Electricity and Heat Tariffs in the Russian Federation No. 41-FZ of April 14, 1995 (the "Tariffs Law") and the Federal Law on Certain Aspects of Electric Power Sector Functioning in the Transitional Period No. 36-FZ of March 26, 2003 (the "Transitional Period Law"). Additionally, there are other regulations, including the most recent Governmental Regulation on Price Setting in Respect of Electricity and Heat Energy No. 109 of February 26, 2004 (the "Pricing Regulation"), which also deal with the basis for setting prices (tariffs) for electricity and heat. According to the Pricing Regulation, the tariff system in Russia is currently based on the following types of tariffs:

- wholesale electricity market tariffs;
- retail electricity and heat market tariffs; and
- tariffs for services provided in the wholesale and retail electricity markets and wholesale and retail heat markets.

FTS has primary responsibility for setting tariffs for the wholesale electricity market and for wholesale and retail sales of gas. The FTS is also authorized to set the tariffs services provided in the wholesale or retail electricity markets and wholesale and retail heat markets. In the retail market, the FTS also has certain authority, such as setting tariff ranges or serving as mediator in disputes between the regional energy authorities, consumers or suppliers. Within the said tariff ranges regional energy authorities set the specific tariffs for every regulated company. As explained below, this system is currently undergoing significant changes.

The FTS also approves the plan for the production and delivery of electricity within the Unified Energy System for each participant in the federal wholesale market, under Government Resolution On the Federal Wholesale Market for Electric Energy No. 793, dated July 12, 1996, as amended ("Resolution No. 793"). This plan is the basis on which the tariffs and fees in the federal wholesale electricity market are set by the FTS. Resolution No. 793 also established a list of participants for which tariffs are set by the FTS. The FTS may amend the list subject to approval by the Government. Mosenergo is currently included in this list.

The FTS is also the designated governmental body for regulation of tariffs for services provided in the wholesale and retail electric electricity markets and wholesale and retail heat markets. The mechanism for setting the tariffs for infrastructure (primarily – network) companies is not fully established, however it is anticipated that such companies will earn a reasonable rate of return on investments (on the assumption that the tariffs will continue to be set on a "cost-plus" basis). Pursuant to the Presidential Decree No. 314 providing for the federal government restructuring, the FTS reports to the Ministry of Economic Development and Trade.

During the Transition Period, the electricity market will be divided into two segments: (i) the unregulated market and (ii) the regulated market. Currently, pursuant to the Transitional Wholesale Market Rules, up to 15% of the generated electric power may be traded in the wholesale market at unregulated prices (the currently traded volumes amount to approximately 5%). Consumers may buy up to 30% of their own consumption needs in this free wholesale market. The sales in the free wholesale market are effected through (i) bilateral contracts between producers and consumers of energy, and (ii) a special energy exchange, which operates under the supervision of the Market Administrator, a non-commercial partnership. It is also expected that the share of free wholesale market will gradually increase and at the beginning of 2006 might reach 50% of generated energy, while the percentage of energy that may be bought in the market by consumers might increase to 100%. In regulating the tariffs in the regulated market the FTS will include in regulated tariffs an element of approved costs equal only to the proportion of sales to be made in the regulated market, thus encouraging producers to enter the free wholesale market. The earliest date for full liberalization of both the wholesale and retail markets is July 1, 2005 although it is very likely that this target will not be met. After that date, 100% of wholesale market volumes (excluding guaranteeing suppliers) should be traded at deregulated prices. Simultaneously, the retail market should be deregulated. The Company also believes that it is possible that the Transitional Retail Electricity Market Rules that are likely to be enacted in

2004 will include the provision that generating companies of more than 25 MW will not be permitted to supply power to the retail market. The Transitional Wholesale Electricity Market Rules provide that companies producing more than 25 MW may become participants in the wholesale market.

Before the adoption of the laws on the reform of the energy sector, the Regional Energy Commissions (the "REC") were only regional energy authorities setting retail market tariffs. Since the Governmental Regulation of March 4, 2004 No. 136, which introduced a Standard Regulation of Regional Body for Tariffs Regulation and abolished the previous Standard Regulation of the Regional Energy Commission, the regional authorities are free in determining the form in which the regional energy bodies operate. At this point, both RECs and such other designated regional energy authorities act as regulators of retail market tariffs at the regional level. In setting electricity and heat tariffs regional energy authorities take into account interests and demands of suppliers and customers, as well as energy infrastructure. It is now expected that regional energy authorities will lose their wide discretionary powers and will set the tariffs only within a relatively narrow spread fixed by the FTS. According to legislation, regional energy authorities assist the FTS in setting minimum and maximum limits for electricity and heat tariffs by providing certain proposals to the FTS. Mosenergo's electricity and heat tariffs for supply to end users are currently within the jurisdiction of the Moscow and Moscow Region RECs. Following the Spin-offs, Mosenergo's electricity tariffs are expected to be set by the FTS, as will electricity tariffs for OAO GRES-4, OAO GRES-5, OAO GRES-24 and OAO Zagorskaya GAES. As mentioned above, the FTS's authorities in the retail market are currently limited to setting minimum/maximum limits for electricity and heat retail tariffs and mediation of disputes between regional energy authorities, consumers or suppliers.

The primary aims of governmental regulation of tariff setting are: protection of energy consumers from the monopolistic abuse in the setting of tariffs and creating a mechanism of accommodation of the interests of producers and consumers of electricity and heat energy.

The tariffs are set for not less than one year. Pursuant to the Program for Changing Rates of Governmentally-Regulated Electroenergy Prices (Tariffs) introduced by Governmental Order No. 1754-r of December 1, 2003, the following must be considered while setting the limits for tariffs and tariffs within these limits (*inter alia*):

- macro-economic data and projections of social-economic development of the Russian Federation;
- projections of the variation of prices and availability of fuel, required for production of electricity and heat energy; and
- projections of the variation of quantities of consumed energy.

The tariff setting for electricity and heat prices in Russia has always been quite protective of consumers of electricity and heat. During the 1990s, the electricity and heat tariff system included significant price subsidies in favor of households, transport and agriculture at the expense of industry. In other industrialized countries, residential tariffs are generally higher than commercial and industrial rates because of the higher transmission and distribution costs associated with transforming high voltage generation output into low voltage power for household use. In Russia, due to the social policy goal since 1991 to keep infrastructure prices low for residential consumers, the current tariff system has not yet been adjusted to reflect market conditions.

Electricity and heat prices in Russia have traditionally been set according to a "cost-plus" system of tariffs where prices charged by individual producers reflect their production and distribution costs plus a profit established at a standard percentage of these costs. The "cost-plus" system was intended to cover all operating expenses, capital expenditures, social programs, interest, dividends paid by the company, and taxes of the respective energy producer.

The Government has been considering proposals that would replace the current "cost-plus" system in certain segments of the market with free market pricing, which will benefit low-cost producers and encourage new investment. As a result, the significant new legislation mentioned above was recently adopted in Russia. The current system, often referred to as the tariff system of the transitional period, is based on the same principles as the "cost-plus" system described above, however, with an emphasis on determining tariffs in accordance with market conditions rather than based on principles of subsidizing consumers. This system is designed to gradually (in 2004-2006) evolve into a system featuring tariffs that would provide for an economically reasonable rate of return on investments in regulated activities of energy enterprises (such as infrastructure services like transmission, dispatch and distribution) and free-market pricing on the wholesale and retail power market as described above.

Given the continuing significant uncertainty concerning the substance and timing of market reforms, developments related to the setting of tariffs are likely to have a significant impact on the future operating results and profitability of Mosenergo and all of the Newcos (with the possible exception of the repair and maintenance Newcos).

Gas Prices

Natural gas prices in Russia are regulated in accordance with Governmental Resolution No. 1021 On State Regulation of Gas Prices and Tariffs for Gas Transportation in the Territory of the Russian Federation dated December 29, 2000.

The natural gas prices for the domestic market in Russia have remained significantly below export prices (even after netting back export tariffs, excise duties and transportation costs) primarily due to Governmental regulation, via the FTS, which sets the prices so they do not fluctuate based on supply and demand. The Government's current policy is gradually to increase the regulated natural gas price and in recent years increases have been approved at rates above the rate of inflation.

According to the Energy Strategy of Russia for the period ending 2020 (the "Energy Strategy") as enacted by the Governmental Order No. 1234-r of August 28, 2003, gas prices will be regulated by way of setting price caps. This method is intended to motivate producers to cut costs and to ensure the predictability of tariff levels in the mid-term. The Energy Strategy states that, given that the gas prices will be increased according to this method, electricity tariffs will need to be increased respectively so as to cover the increase of fuel prices and to provide for acceptable rate of return in the power sector as costs are increased. At the same time, increases in electricity tariffs should be restrained as they significantly influence the rate of inflation and the rate of economic development.

The Energy Strategy provides for a scenario under which the gas prices will be increased through 2006 to USD 36-39 per thousand cubic meters with an increase of electricity tariffs for industrial consumers up to USD cents 3.2-3.6 per kW/hour. In the following periods the prices will depend upon the situation in the gas market and the levels of gas production.

Significant future gas price increases are likely to have a significant impact on the potential profitability of Mosenergo and certain of the Newcos (most particularly, OAO GRES-4, OAO GRES-5 and OAO GRES-24, given their dependency on gas as fuel).

Licensing

The Federal Law On Licensing of Certain Types of Activities No. 128-FZ of August 8, 2001 (the "Licensing Law"), as well as other Russian laws and regulations establish those business activities requiring licenses and the procedures for issuing the relevant licenses. Under the Licensing Law, Mosenergo is required to obtain numerous licenses, authorizations and permits from various Russian governmental authorities, including licenses for the following activities:

- the maintenance of electricity and heat networks;
- the storage of oil and gas and their derivatives;
- the use of gas equipment;
- the use and storage of materials, and the operation of industrial facilities, that are potentially explosive, flammable or otherwise dangerous; and
- the installation, repair and maintenance of fire safety devices.

As part of its obligations under licensing regulations and the terms of its licenses and permits, Mosenergo must comply with numerous industrial standards, employ qualified personnel, maintain certain equipment and a system of quality controls, monitor operations, and make appropriate filings.

Until recently, the Russian authorities responsible for issuing licenses included the Ministry of Energy, the Ministry of Communications, Gosenergonadzor, Gosgortekhnadzor, Gosstroi, the State Fire Service, the Federal Security Service and the Moscow Transportation Inspectorate. These governmental bodies issued Mosenergo's current licenses and permits. Pursuant to a Presidential Decree dated March 9, 2004 (which became effective on March 12, 2004), however, most of these governmental bodies have been reorganized and their functions have been transferred to other governmental bodies. It is not yet clear which governmental bodies will issue particular licenses to Mosenergo (or the Newcos) in the future.

Failure to comply with the licensing regulations may result in suspension or termination of licenses and permits. Depending on the nature of the non-compliance, failure to comply may result in administrative and civil liability for the Company and/or its employees as well as criminal liability for employees. The Company may be required to make significant expenditures to eliminate violations of licenses or to remedy damages caused by such violations. The Russian Civil Code provides that the licensing authorities may also bring an action in court to liquidate any company that failed to obtain a necessary license prior to engaging in a licensed activity.

Licenses cannot usually be transferred. As a result, each of the Newcos will need to obtain new licenses for certain of their operations. Regulatory authorities maintain considerable discretion in the timing of issuing licenses and permits. In addition, as a matter of Russian law, applications for these licenses may only be made by companies that exist. In the case of the Newcos, each Newco will not be able to apply for licenses until the Formation Date for such Newco. Consequently, unless special relief is granted by the appropriate licensing or other governmental authorities for the Newcos, the operations of certain Newcos could be in technical violation of Russian law. This problem is common to all new entities being established throughout the power sector in Russia in connection with the overall sector restructuring, and RAO UES is negotiating with governmental authorities for an appropriate solution.

Competition Regulation

Competition in Russia is primarily regulated by the Federal Antimonopoly Service ("FAS")[6] operating pursuant to the Law of the Russian Federation On Competition and Restriction of Monopolistic Activity on Commodity Markets, dated March 22, 1991 (the "Competition Law"). Under the Competition Law, the FAS has authority to challenge certain transactions, including mergers and acquisitions that affect competition in an industry.

In addition, the Federal Law on Natural Monopolies No. 147-FZ dated August 17, 1995, as amended (the "Law on Natural Monopolies"), sets out a regime for the regulation of natural monopolies over the distribution of electricity and heat energy, which applies to Mosenergo. The Law on Natural Monopolies and governmental resolutions vest power in the FTS to exercise control over:

- transactions under which a natural monopoly entity acquires title (or rights of use) to assets not related to the relevant monopolistic activity, if the value of the assets exceeds 10% of the monopoly entity's own capital;
- investments made by a natural monopoly entity in an industry not defined as a natural monopoly, if the value of such investments exceeds 10% of the monopoly entity's own capital; and
- sales, leases or other transactions under which a natural monopoly entity disposes of its own core assets related to the relevant monopolistic activity, if the value of the assets exceeds 10% of the monopoly entity's own capital.

Penalties may be imposed by the FTS on any regulated natural monopoly entity that fails to comply with the law or the regulations of the FTS. It may also bring actions in court for breaches of the relevant laws or regulations.

The newly-adopted Electric Power Law has further developed the system of antimonopoly regulation and control on wholesale and retail electricity markets. The designated authority in this respect is the FAS. The FAS supervises, *inter alia*, the energy prices on wholesale and retail markets, the percentage of energy delivered on the wholesale market within a specific region, re-distribution of shares of companies – participants of the wholesale electricity market (including by means of creation of new companies or reorganization), concerted actions of participants of wholesale or retail markets. The FAS is also authorized to control provision of non-discriminatory access to the trading system.

The Electric Power Law also sets forth that if a generating company (or generating companies acting in concert) own generating equipment represents 35% or more of the installed generating capacity within the price zone of the wholesale market, the Russian Government may:

---

6 The Federal Antimonopoly Service was created pursuant to the Presidential Decree No. 314 dated March 9, 2004. Prior to that, the designated governmental antimonopoly body was the Ministry for Antimonopoly Policy and Support of Entrepreneurship.

- introduce governmentally-regulated prices for such generating company (companies); and/or

- effect mandatory split-up of a company (owning generating equipment representing 35% of more of the installed generating capacity within the price zone of the wholesale market).

Environmental Regulation

Environmental rules and standards are regulated by a number of Russian federal laws and regulations. The Law on Environmental Protection, dated December 19, 1991 (together with accompanying laws, the "1991 Law"), is among the principal environmental laws. The 1991 Law established a "pay-to-pollute" regime administered by the Ministry of Natural Resources and local authorities. This regime has been extended by the Federal Law on Protection of the Environment, dated January 10, 2002 (the "2002 Law"). Fees are assessed for both pollution within the limits agreed on emissions and effluents and for pollution in excess of these limits. There are additional fines for certain other breaches of environmental regulations. The 1991 Law contains an obligation to make compensatory payments for all environmental losses caused by pollution. In the event of a dispute concerning losses caused by breaches of environmental laws and regulations, the prosecutor's office or other authorized governmental bodies may file a suit; there is no private right of action. Courts may impose clean-up obligations in lieu of or in addition to imposing fines.

Under the 2002 Law, all matters relating to the protection of environment in Russia were referred to the State Service for Control of Use of Natural Resources and Environmental Security ("Rosprirodcontrol").[7] Rosprirodcontrol exercises broad authority and control over the exploration and use of all natural resources.

Mosenergo is also required to comply with the stringent environmental regulations of Moscow City, given that a significant part of the production assets owned by Mosenergo is concentrated in Moscow City.

In order to coordinate its environmental protection activities, Mosenergo prepared the "Program of Environmental Protection Measures at the Functioning Energy Facilities of Mosenergo for the Period 1994 to 2010." The Program was approved by Decree of the Moscow Government No. 788, dated August 17, 1994. This Program encompasses the operation of all co-generation plants in and around Moscow. For further detail concerning the Company's activities in this area, see Mosenergo's annual report for the year ended December 31, 2002, which is available on the Company's website at http://www.mosenergo.ru.

[7] As noted above, it is understood that a new federal body will be given the supervision and control authorities of Rosprirodcontrol.

DESCRIPTION OF CAPITAL STOCK

The charter capital of Mosenergo consists of 28,267,726,000 issued ordinary registered shares, with a par value of 1 ruble per share, all of which are outstanding. Mosenergo's charter capital is RR28,267,726,000. Mosenergo also has an additional authorized capital of 812,274,000 shares, with a par value of 1 ruble per share.

Rights of holders of Mosenergo's common stock

Each fully paid ordinary registered share of Mosenergo entitles its holder to:

- participate in shareholders' meetings;
- the right to vote on all issues voted upon at shareholders' meetings;
- receive information about the Company's activities and review the Company's documents in accordance with Mosenergo's charter and Russian law;
- receive dividends;
- preemptive rights to acquire additional shares on a pro rata basis;
- in the event of the liquidation of the Company, receive a pro rata share of the assets remaining after settlement with the Company's creditors; and
- exercise other rights set forth in Mosenergo's charter and Russian law.

Shareholder Meetings

The rights of shareholders are set forth in the Federal Law on Joint-Stock Companies No. 208-FZ, dated December 26, 1995, as amended (the "Joint-Stock Company Law"), and in Mosenergo's charter. Shareholders have the exclusive right to decide certain issues expressly set forth in Joint-Stock Company Law. These issues include, among others: (1) charter amendments; (2) reorganizations and liquidations; (3) determinations of the number, face value and type of authorized shares and the rights attaching to such shares; (4) the election of the Board of Directors, members of the Audit Commission and the approval of the external auditor of the Company; (5) the approval of annual reports, annual accounting statements, distribution of profits and losses and the payment of dividends; (6) increases or reductions of the Company's charter capital; (7) the adoption of a decision to transfer the powers of the Company's executive body to a managing company; and (8) the approval of certain transactions with interested parties and certain major transactions.

Voting at a shareholders' meeting is on the principle of one vote per ordinary share, with the exception of the election of the Board of Directors, which is done through cumulative voting. Decisions are generally passed by an affirmative vote of a majority of the voting shares present at a shareholders' meeting. The Joint-Stock Company Law and Mosenergo's charter require a 75% affirmative vote of the voting shares present at a shareholders' meeting to approve, among others, the following: (1) charter amendments; (2) reorganizations or liquidations of the Company; (3) determinations of the number, face value and type of authorized shares and the rights attaching to such shares; (4) the approval of major transactions involving assets with a value exceeding 50% of the balance sheet value of Mosenergo's assets; and (5) increases in the share capital through (i) a public offering of additional ordinary shares or securities convertible into ordinary shares if the amount of such newly issued ordinary shares or convertible securities exceeds 25% of the previously issued ordinary shares or (ii) a private placement of additional shares.

The quorum requirement for the shareholder meetings is generally met if more than 50% of the voting shares are present. If the 50% quorum requirement is not met, another shareholders' meeting is scheduled (pursuant to a decision by the Board of Directors) in which case the quorum requirement is met if shareholders owning at least 30% of the issued voting shares have registered at that meeting.

The annual shareholders' meeting must be convened by the Board of Directors between March 1 and June 30 of each year and the agenda must include the following items: (1) election of members of the Board of Directors; (2) election of members of the Audit Commission; (3) approval of an external auditor; and (4) approval of the annual report, balance sheet and profit and loss statement, as well as the distribution of income (including payment (declaration) of certain dividends) and losses of the Company. A shareholder owning in the aggregate no less than two percent of the Company's voting shares has the right, within 60 days of the end of a fiscal year, to propose items for the agenda of the annual shareholders' meeting and nominate candidates to the Board of Directors and the Audit Commission.

All Mosenergo shareholders entitled to participate in a shareholders' meeting must be notified of a meeting no less than 20 days prior to the date of the meeting. However, if reorganization of the Company is an agenda item, shareholders must be notified at least 30 days prior to the date of the meeting, and if it is an extraordinary shareholders' meeting to elect the Board of Directors by cumulative vote, shareholders must be notified at least 50 days prior to the date of the meeting. The record date of the shareholders' meeting is set by the Board of Directors and may not be (i) earlier than the date of adoption of the resolution to hold a shareholders' meeting and (ii) more than 50 days before the date of the meeting. In the case of an extraordinary shareholders' meeting to elect the Board of Directors, the record date must be within the 65 -day period prior to the meeting.

Extraordinary shareholders' meetings may be called by the Board of Directors on its own initiative or at the request of the Audit Commission, the external auditor or shareholders owning not less than 10% of voting shares of the Company.

The rights of holders of Mosenergo's ADRs to vote in respect of resolutions at a shareholders' meeting are described in Section 4.07 of the Deposit Agreement dated July 21, 1997, as amended and restated, among Mosenergo, the Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

Dividends and Dividend Rights

Russian law governs the procedure for payment of dividends that a company may distribute to its shareholders. Dividends may be paid on a quarterly, semi-annual or annual basis. Under the Joint-Stock Company Law and Mosenergo's charter, dividends may only be paid out of the net income of the Company, calculated according to Russian accounting standards. The Company may declare a dividend distribution only if: (1) the charter capital has been paid in full; (2) the net assets value is not less than its charter capital and reserve fund or would not become less than the amount thereof as a result of adoption of such decision; (3) Mosenergo has repurchased all shares that particular shareholders had the right to require Mosenergo to repurchase; and (4) Mosenergo is not, and will not become, insolvent (as defined under Russian law) as a result of the payment of dividends. The Board of Directors of Mosenergo recommends the amount of dividends to the shareholders, who approve such dividends by a majority vote at the annual shareholders' meeting. The dividend approved at the shareholders' meeting may not exceed that recommended by the Board of Directors.

Preemptive Rights and Certain Anti-takeover Protections

The Joint-Stock Company Law and Mosenergo's charter grant the existing shareholders a preemptive right to purchase shares or securities convertible into shares that Mosenergo may propose to sell in a public offering, proportionate to their existing stake. In a private placement of shares or securities convertible into shares, shareholders who voted against it or did not vote on such private placement are entitled to acquire an amount of such shares or convertible securities proportionate to their existing stake. This rule does not apply when the shares are placed in a private placement solely among the existing shareholders provided all such existing shareholders are entitled to acquire a whole number of new shares in proportion to their existing holdings. Mosenergo must notify shareholders in writing of the proposed sale of securities. Such notice must also set forth the preemptive rights election period, which may not be less than 45 days from the date of such notice.

Anti-Takeover Protections

Under Russian law, any person intending, individually or jointly with affiliates, to acquire 30% or more of the ordinary shares, including the ordinary shares already owned by them, of a company having more than 1,000 shareholders, must give such company a written notice of their intention to acquire the shares at least thirty but no more than 90 days before such acquisition. Additionally, within 30 days of any such acquisition, the acquiring shareholder must offer to buy all of the issued ordinary shares and securities convertible into ordinary shares, if any, at their market price, which should not be less than the weighted-average acquisition price of the ordinary shares over the six months before the date of the acquisition. The same requirement applies at each five percent increment over the initial 30% threshold. Shareholders holding a majority of the issued ordinary shares present at a shareholders' meeting, excluding the vote of the person acquiring shares and that person's affiliates, may elect to waive this requirement. Alternatively, the charter may contain a provision waiving this requirement. Currently, Mosenergo's charter does not contain a waiver of, and Mosenergo's shareholders have not waived, this mandatory offer requirement. If the acquiring person fails to make the required offer, it may vote only those shares that have been acquired in accordance with the above procedures.

Interested Party Transactions

Mosenergo is required by Russian law and its charter to obtain the approval of disinterested directors or shareholders for certain transactions with "interested parties." In general terms, interested parties are defined by Russian law to include any of the shareholders that own (together with their affiliates) at least 20% of the Company's voting shares, and Mosenergo's directors and certain executives identified in the law, if any such person or such person's relatives or affiliates are (1) a party to, or a beneficiary of, a transaction with the Company, whether directly or as a representative or an intermediary; (2) the owner of at least 20% of the issued voting shares of a legal entity that is a party to, or a beneficiary of, the transaction with the Company, whether directly or as a representative or an intermediary; or (3) a member of the board of directors or an officer of a legal entity that is a party to, or a beneficiary of, a transaction with the Company, whether directly or as a representative or an intermediary.

Since Mosenergo has more than 1,000 shareholders, the Joint-Stock Company Law requires that the Company's transactions with interested parties be approved: (1) by a majority vote of the independent (as such term is defined in the Joint Stock Companies law) directors who are not "interested" in the transaction; or (2) by majority vote of shareholders who are not "interested" in the transaction if (i) the value of the transaction (including any related transactions) exceeds 2% of Mosenergo's assets, (ii) the transaction involves the issuance of ordinary shares or securities convertible into ordinary shares in an amount exceeding 2% of Mosenergo's ordinary shares, or (iii) all members of the Board of Directors are not eligible to vote.

Major Transactions

Mosenergo is required by Russian law and its charter to obtain: (1) the unanimous approval of the members of the board of directors (whether or not present at the meeting) of transactions involving property worth more than 25% but less than 50% of the book value of the Company's assets calculated according to Russian accounting standards, or (2) the approval of the shareholders (i) by three-fourths majority of the shareholders present at the shareholders' meeting for transactions involving property worth more than 50% of the book value of the Company's assets calculated according to Russian accounting standards or (ii) by a simple majority of the shareholders present at the meeting for transactions involving property worth more than 25% but less than 50% of the book value of Mosenergo's assets calculated according to Russian accounting standards if such transactions were not approved unanimously by its Board of Directors.

Board of Directors

Pursuant to Mosenergo's charter, the Board of Directors consists of thirteen members, each of whom is elected for a one-year term. Persons elected to the Board of Directors may be re-elected an unlimited number of times. The Chairman of the Board of Directors is elected by the members of the Board of Directors from among themselves by a majority of votes of the total number of members of the Board of Directors of the Company. Pursuant to a decision adopted by shareholders at a shareholders' meeting, the powers of all members of the Board of Directors may be terminated early.

Mosenergo's Board of Directors may decide any issue that does not require a shareholder vote. Mosenergo's charter provides that actions taken by the Board of Directors require the affirmative vote of a majority of its members unless otherwise specified in the charter, the procedural regulations of the board of directors or applicable law. The following issues require the affirmative vote of two-thirds of the board of directors present at the meeting: (1) determination of the Company's position on certain agenda items for the shareholders' meetings, including certain structural and corporate issues relating to the Company's subsidiaries and other affiliated companies, and (2) preliminary approval of certain transactions, such as disposition of property that constitutes fixed assets, intangible assets or is under construction.

The following issues require the affirmative vote of three-quarters of all members of the board of directors (excluding the votes of retired board members): (1) decisions related to Mosenergo's interest in other companies; (2) formulation of policies and adoption of decisions related to the receipt or provision by Mosenergo of loans, guarantees, suretyships or entry into loan, borrowing or pledge agreements; (3) suspension of the powers of the managing company or appointment of an acting general director; and (4) summoning an extraordinary shareholders' meeting to vote on early termination of the powers of the managing company.

Pursuant to Mosenergo's charter, entering by Mosenergo into any major transaction requires a unanimous vote by the members of the Board of Directors (excluding the votes of retired board members).

Liquidation and Reorganization

Under Russian law and pursuant to Mosenergo's charter, the liquidation of the Company, which results in its termination without the transfer of rights and obligations to other persons as legal successors, and reorganization of the Company may be effected by: (1) the affirmative vote of 75% of the votes present at a shareholder meeting; (2) a court order; or (3) on other grounds provided by legislation. Creditors' claims may be filed within a period determined by a liquidation commission that will be appointed once the decision to liquidate has been made. Creditors' claims will be satisfied in the order of priority specified in the Civil Code. The remaining assets of the Company will be distributed among shareholders pursuant to the Civil Code.

Share Registration, Transfers and Settlement

All of Mosenergo's issued shares are registered. Russian law requires that each Russian joint stock company maintain a shareholders register. Ownership of registered shares is evidenced by entries made in the register. In February 1995, Mosenergo retained ZAO Specialized Registrar Reestr-Servis to maintain its shareholders register. All transfers of Mosenergo's shares must be registered in the Company' register, or, if the shares are held by a nominee, in the books of such nominee. When making entries in the register, the registrar may not require documents beyond what is required by current regulations. Any refusal by the registrar to register the shares in the name of the transferee or, upon request of the beneficial holder, in the name of a nominee, is void, unless based on legal grounds, and may be challenged in court.

MARKET INFORMATION

Newcos

Mosenergo expects that the common shares of certain Newcos will apply to be listed on the Non-Commercial Partnership RTS Stock Exchange ("RTS") and the Closed Joint Stock Company Moscow Interbank Currency Exchange ("MICEX"). See "Overview of the Spin-offs" above. Prices at which the shares and ADSs of any Newco may trade cannot be predicted. There can be no assurance as to the establishment or continuity of any trading market for the shares or the ADSs of any Newco.

Certain U.S. Securities Law Requirements Relating to Sales to Persons in the United States

The shares of any Newco received pursuant to the Spin-offs will be freely transferable following the Trading Date, except (in the case of any sales to persons in the United States) for shares of any Newco received by any person who may be deemed an "affiliate" of such Newco within the meaning of Rule 144 ("Rule 144") under the U.S. Securities Act of 1933, as amended. Persons who may be deemed to be affiliates of any Newco after the Spin-offs generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, such Newco and may include the directors and principal executive officers of such Newco as well as any principal shareholder of such Newco. With respect to sales to persons in the United States, affiliates of any Newco will be permitted to sell their shares of such Newco received pursuant to the Spin-offs only pursuant to an effective registration statement under the Securities Act of 1933 or pursuant to an exemption from registration under the Securities Act of 1933, such as the exemption afforded by Rule 144.

Except for the shares of any Newco issued in connection with the Spin-offs, no securities of any Newco will be outstanding as of or immediately following the Spin-offs. No securities of any Newco will be registered by any Newco with the U.S. SEC.

Mosenergo

The ordinary shares of OAO Mosenergo have been listed and are traded on RTS and MICEX and have been included on the list of non-listed securities of the Non-Commercial Partnership Saint-Petersburg Stock Exchange and the Moscow Stock Exchange.

Mosenergo's ADSs were issued by the Depositary.

As of March 1, 2004, 28,267,726,000 ordinary shares in Mosenergo were outstanding, including approximately 9% represented by Mosenergo ADSs.

The table below presents the highest and lowest prices for ordinary shares of Mosenergo at RTS and MICEX for the periods indicated. Share prices are quoted in U.S.$ on the RTS exchange and in RR on the MICEX exchange.

RTS and MICEX
(price per share of OAO Mosenergo)

Highest and lowest prices for the year from January 1, 1999 through March 31, 2004

Year	RTS		MICEX	
	Max	Min	Max	Min
2004 (through 03/01/04)	U.S.$0.0854	U.S.$0.0685	RR 2.200	RR 1.963
2003	0.0845	0.0308	2.355	0.900
2002	0.0548	0.0226	1.430	0.712
2001	0.0439	0.0222	1.242	0.621
2000	0.0719	0.0217	1.925	0.180
1999	0.0530	0.0151	1.270	0.441

Highest and lowest prices for each quarter from January 1, 2003 through March 31, 2004

Year	RTS		MICEX	
	Max	Min	Max	Min
2004				
First Quarter	U.S.$0.0854	U.S.$0.0685	RR 2.200	RR 1.963
2003				
First Quarter	0.0545	0.0308	1.620	0.900
Second Quarter	0.0845	0.0456	2.265	1.412
Third Quarter	0.0704	0.0530	2.210	1.642
Fourth Quarter	0.0815	0.0575	2.355	1.692

Listing on the RTS and MICEX Stock Exchanges

The RTS and MICEX stock exchanges are located in Moscow. The RTS stock exchange was created in mid-1995 in order to merge uncoordinated regional markets into a single organized Russian securities market. The RTS stock exchange is structured as a non-commercial partnership.

The MICEX stock exchange was created in January 1992 as a closed joint stock company, but trading in shares began only in March 1997. In accordance with the laws of the Russian Federation, only entities that are engaged in broker and/or dealer activities as professional securities market participants may become members of the MICEX exchange.

Generally, trading on RTS and MICEX takes place through automated systems, which, depending on the type of the securities traded and the exchange, are open between approximately 10.00am and 7pm (Moscow time) on every business day. Trading in securities listed on RTS and MICEX may also be carried out over-the-counter. The exchanges have a system of automatic suspension of trades in the shares of a specific issuer as a means of controlling excessive share volatility.

Exchange transactions are generally settled based on the principle of "delivery against payment" through specialized organizations, although on the RTS it is also possible to settle based on the principle of "free settlement". Transactions are settled on the same day. Deferred payment is not allowed even pursuant to mutual agreement of the parties. A majority of securities traded on MICEX, including Mosenergo shares, are on deposit with Non-Commercial Partnership National Depositary Center (NDC), which has received the "reliable foreign depositary" status from the U.S. SEC. Securities traded on RTS, including Mosenergo shares, are on deposit with CJSC Depositary Clearing Company (DCC). According to the requirements of the NDC and the DCC, settlements are conducted through the clearing systems of RTS and MICEX, respectively.

Regulation of Russian Securities Markets

The Russian securities market is regulated by the Government of the Russian Federation. The primary legislation consists of the Federal Law on the Securities Market No. 39-FZ, dated April 22, 1996, as amended (the "Securities Market Law"), the Federal Law on Joint-Stock Companies No. 208-FZ, dated December 26, 1995, as amended (the "Joint-Stock Company Law"), the Federal Law on Protection of Rights and Legitimate Interests of Investors in the Securities Market No. 46-FZ, dated March 5, 1999, as amended (the "Law on Protection of Investors Rights") and regulations of the FCSM[8].

The Securities Market Law defines various types of securities, sets forth key rules regarding the issuance of, and trading in, securities and imposes certain disclosure obligations on issuers. The Securities Market Law also provides basic rules governing activities of the professional market participants, such as brokers, dealers, clearing organizations and exchanges. Generally, the Securities Market Law provides a framework for more specific regulations by the FCSM and its successor.

8 The FCSM was established in 1996 to regulate the Russian securities market. On March 11, 2004, in accordance with the Presidential Decree No. 314, the FCSM was liquidated and most of its functions and authority were transferred to a newly founded FSFM. The regulations issued by the FCSM remain in full force and effect until amended or repealed.

The Joint-Stock Company Law addresses such issues as the foundation, reorganization and liquidation of joint-stock companies, as well as the rights and obligations of shareholders and protection of shareholder rights. The Law provides guidelines for corporate approvals and other corporate procedures necessary for issuance of securities by joint-stock companies. The Joint-Stock Company Law outlines corporate steps that must be taken to carry out a corporate reorganization of a joint stock company, including its reorganization through Spin-offs. In particular, the Law requires that terms of conversion of shares of the reorganized company into shares of a spun-off company or terms of distribution of such shares to the shareholders be approved at the general shareholders meeting of the reorganizing company. Subsequently, the issuance of shares of newly spun-off companies must be approved by corporate action on the part of such companies and their shares must be registered with the FSFM. Registration with the FSFM of the shares of a spun-off company is generally completed within 30 to 60 days after the relevant documents are filed. The trading of the shares may start only upon completion of such registration.

The FCSM was established in 1996 to contribute to the formation and development of the securities market in Russia. The FCSM and its successor have broad authority and may issue mandatory instructions, suspend and revoke licenses of the securities market professional participants and seek invalidation of transactions in court. One of the most important regulations issued by the FCSM is the Standards of Issuance of Securities and Registration of the Issuance Prospectuses No. 03-30/ps, dated June 18, 2003, which sets forth rules and procedures for the issuance of shares, bonds and issuers' options. It also regulates the registration of securities issuances and prospectuses.

All new offerings of securities must be registered with the FSFM in a two-step process. First, issuers of securities file an issuance decision and other issuance documents upon registering the securities. On average, 30 to 60 days elapse between the submission of the issuance decision and other issuance documents and completion of the registration with the FSFM. Initial placement of securities may take place only after registration with the FSFM. Second, the issuers must file with the FSFM a report detailing the results of the placement of securities. Once this step is complete and the report is registered (approximately 14 days after the filing of the report), securities may begin trading, including on a stock exchange, subject to the approval of the relevant stock exchange. This two-step process does not apply in the case of a Spin-offs, where both the issuance of shares by a newly spun-off company and the report on the results of the issuance are registered with the FSFM at the same time.

The FCSM Regulation For Issue of Permits for Admission of Securities to Placement and Circulation Outside the Russian Federation No. 03-17/ps, dated April 1, 2003, requires a prior approval by the FSFM for any placement of securities by a Russian issuer outside the Russian Federation or circulation of such securities outside the Russian Federation based on an agreement with the issuer, including the issuance of depositary receipts or other similar instruments for which the securities of a Russian issuer are an underlying asset (e.g., creating an ADR program). The approval is granted if the issuer meets certain conditions, including that a) the underlying securities are registered with the FSFM and are listed on a licensed stock exchange, b) the number of shares of a certain class that are proposed to be placed or circulated abroad does not exceed 40 per cent of all the shares of such class and c) the agreement pursuant to which foreign securities (such as depositary receipts) are placed provides that the underlying Russian shares can only be voted in accordance with the instructions of foreign security holders.

On February 7, 2003, the FCSM adopted Regulation No. 03-6/ps, amending Regulation No. 17/ps, dated May 31, 2002, which addressed concerns about corporate governance and the protection of investor rights. The Regulation imposes procedures for conducting general shareholder meetings that apply to both closed and open joint-stock companies. In particular, Clause 2.12 of the Regulation provides for "split voting" by nominal holders, who may represent the interests of the holders of ADRs at shareholder meetings, requiring them to vote separate portions of blocks of shares individually and specifically on the basis of instructions received from the beneficial owners.

The general listing requirements of securities are set forth in the FCSM Regulation No. 03-54/ps, dated December 26, 2003, which became effective on March 29, 2004. Pursuant to the Regulation, all stock exchanges are required to amend their internal rules to comply with the Regulation by July 1, 2004. The Regulation mandates that in order to be listed, the companies must comply with the corporate governance requirements and prepare their financial reports in compliance with U.S. GAAP or International Financial Reporting Standards. The Regulation also requires that a Russian financial consultant sign the listing application. Additionally, the stock exchanges must now register the listing applications with the FSFM before granting approval to list the new shares. Since the Regulation has only recently become effective, details of its implementation remain to be defined.

Violations of securities regulation may result in civil, administrative or, with regard to individuals, criminal liability. The most common sanction is an administrative fine. Violators may also be required to pay compensatory damages, including lost profits. Criminal liability for knowingly using false information in the registration documents, the offering of unregistered securities, failure to disclose required information, or securities forgery may result in criminal fines of up to RR1 million or up to 15 years of imprisonment.

EXCHANGE RATES

Exchange rate policy is formulated by the Russian Government in consultation with the Central Bank of the Russian Federation (the "Central Bank") and is implemented by the Central Bank.

The following table sets forth information with respect to rouble/U.S. dollar exchange rates from December 31, 2000 to March 31, 2004:

Official Rouble/U.S. Dollar Exchange Rates

	End of Period
December 31, 2000	28.16
December 31, 2001	30.14
December 31, 2002	31.78
December 31, 2003	29.45
March 31, 2004	28.49

Source: Central Bank

From 2000 through 2004, the U.S. dollar-rouble exchange rate was determined by supply and demand in the foreign exchange market. The Central Bank sets the official exchange rate on the basis of the market exchange rate and its efforts continue to be aimed at smoothing excessive short-term fluctuations in the U.S. dollar-rouble exchange rate and supporting Russia's international reserves.

FORWARD-LOOKING STATEMENTS

Some of the statements in this Information Statement are forward-looking. These forward-looking statements relate to competition, trends and anticipated developments in the electricity and heat generation and transmission industry and the Russian and global economies. In addition, Mosenergo or any Newco may make forward-looking statements in future filings with the U.S. SEC or Russian securities authorities and in written material, press releases and oral statements issued by or on behalf of them. Forward-looking statements include statements regarding Mosenergo's or any Newco's intent, belief or current expectations or those of their officers (including statements preceded by, followed by or that include forward-looking terminology such as "may", "will", "should", "believes", "expects", "anticipates", "estimates", "continues", or similar expressions or comparable terminology) with respect to various matters.

It is important to note that Mosenergo's or any Newco's actual results could differ materially from those anticipated in these forward-looking statements depending on numerous important factors. These important factors include economic and political conditions and government policies in the Russian Federation and elsewhere, inflation rates, exchange rates and exchange controls in the Russian Federation, rate adjustments, regulatory developments, technological improvements, customer demand and competition. This list of factors is not exclusive and other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

All information and forward-looking statements contained in this Information Statement are based on information available to Mosenergo on the date hereof. Mosenergo does not undertake to update any information or forward-looking statement that may be made by it or on Mosenergo's or Newco's behalf, in this Information Statement or otherwise, except in the normal course of their respective public disclosures.

No person is authorized to give any information or to make any representation not contained or incorporated herein by reference, and, if given or made, such information or representation must not be relied upon as having been authorized by Mosenergo or any Newco.

Each Newco will file applications with the FSFM to register its shares; qualifying Newcos will, if their boards of directors so decide, apply to obtain permission to establish an ADR program, and to permit the transactions mentioned in this Information Statement. This registration and permission does not imply any certification as to the investment quality of the shares of any Newco, its solvency, or the accuracy or completeness of the information contained herein. There can be no assurance that any given Newco will receive authorization to establish an ADR program.

GLOSSARY OF TERMS

"5+5 Plan"	Conception of the Strategy of RAO UES of Russia, passed by the Board of Directors of RAO UES of Russia on May 29, 2003.
"Act"	The Taxation of Chargeable Gains Act of 1992.
"ADS Shareholder Meeting Record Date"	May 13, 2004.
"ADSs"	American Depositary Shares.
"AGM"	The annual general meeting of the shareholders of Mosenergo to be held on the AGM Date to consider the Spin-offs proposal and for other purposes.
"AGM Date"	June 28, 2004.
"Central Bank"	Central Bank of the Russian Federation.
"Code"	The United States Internal Revenue Code of 1986, as amended.
"Company"	Open Joint Stock Company of Energy and Electrification Mosenergo.
"Cooperation Agreements"	Agreement on Cooperation in Reforming the Moscow City Electrical Energy Complex, entered into on September 25, 2003, by and among RAO UES, Mosenergo, the REC of the City of Moscow and the government of Moscow City and Agreement on Cooperation in Reforming the Moscow Region Electrical Energy Complex, entered into on October 2, 2003, by and among RAO UES, Mosenergo, the REC of the Moscow Region and the government of the Moscow Region, which together establish the key provisions for reforming the Moscow City and Moscow Region energy complex as part of the restructuring of the federal energy sector.
"Depositary"	The Bank of New York, the U.S. depositary under Mosenergo's ADR facility.
"DTC"	Depository Trust Company.
"Energos"	The regional vertically integrated energy companies that transmit, distribute and sell both heat (thermal) energy and electricity in their respective regions.
"Environmental Protection Laws"	The Law on Environmental Protection, dated December 19, 1991 (together with accompanying laws).
"FAS"	Federal Antimonopoly Service.
"FCSM"	Federal Commission for the Securities Market.
"FEC"	Federal Energy Commission of the Russian Federation which is responsible, *inter alia*, for regulating the activities of the natural monopolies in the energy, heat and transportation sectors, as well as for regulating electricity and heat energy tariffs.

"Federal Grid Company"..	An open joint-stock company, created on June 25, 2002 by RAO UES as its wholly-owned subsidiary for the purpose of managing the Unified National Grid. The Federal Grid Company's tasks include ensuring non-discriminatory access by market participants to the electric power transmission. The Federal Grid Company will enter into mandatory transmission contracts with all wholesale and retail energy suppliers that have met certain regulatory requirements and have entered into dispatch services agreements with the System Operator.
"Formation Date".............	Subject to the prior approval of the Spin-offs, each date that a Newco is registered in the USRLE. The Formation Dates are not expected to occur until December 2004.
"FSFM"	Federal Services on Financial Markets.
"FTS"	Federal Tariffs Service, formed as part of the reorganization of the FEC pursuant to the Presidential Decree No. 314 that became effective on March 12, 2004.
"Gcal/hour".......................	Gigacalories per hour.
"Joint-Stock Company Law"	The Federal Law on Joint-Stock Companies No. 208-FZ, dated December 26, 1995, as amended.
"km"	Kilometers.
kV	Kilovolts.
"kW"................................	Kilowatts.
"kWh"	Kilowatts per hour.
"Law on Protection of Investors Rights"	The Federal Law on Protection of Rights and Legitimate Interests of Investors in the Securities Market No. 46-FZ, dated March 5, 1999, as amended.
"Market Administrator"....	A non-commercial partnership created on November 23, 2001 pursuant to the Ordinance No. 526 issued by the Government of the Russian Federation on July 11, 2001 for the purpose of executing the functions of administrator of the free wholesale electricity market. The Market Administrator commenced operation on November 1, 2003 in the 5-15% electricity sector that can trade at market rates during the Transition Period.
"MICEX"...........................	Closed Joint Stock Company Moscow Interbank Currency Exchange.
"Mosenergo".....................	Open Joint Stock Company of Energy and Electrification Mosenergo.
"Mosenergo ADS"...........	Mosenergo's American Depositary Shares.
"MVA" or "MV"	Megavolts.
"MW"	Megawatts.
"Newcos".........................	Thirteen new Russian companies to be formed as a result of the Spin-offs.
"RAO UES"......................	Russian Join Stock Company "Unified Energy System of Russia", the controlling shareholder of Mosenergo, which holds approximately 51% of Mosenergo's shares.

"RECs"	Regional Energy Commissions, which are responsible, *inter alia,* for regulating activities of the natural monopolies in the energy and heat sectors located in the respective regions of the Russian Federation, as well as for regulating tariffs for electricity and heat energy.
"Redemption Election Period"	The 45-day period from June 29, 2004 through August 12, 2004 during which Mosenergo shareholders entitled to vote at the AGM and who either vote against the Spin-offs or do not vote on the Spin-offs proposal, may elect to have Mosenergo redeem their shares.
"Reform Acts"	The Federal Law on Electric Power No. 35-FZ, which, together with other related legislative acts, sets forth the legal framework for the restructuring of Russia's power sector.
"RGCs"	Regional Generating Companies.
"Rosprirodcontrol"	State Service for Control of Use of Natural Resources and Environmental Security.
"RTS"	Non-Commercial Partnership RTS Stock Exchange.
"Rule 12g3-2(b)"	Rule 12g3-2(b) of the U.S. Securities Exchange Act of 1934, as amended.
"Rule 144"	Rule 144 under the U.S. Securities Act of 1933, as amended.
"Securities Market Law" ..	The Federal Law on the Securities Market No. 39-FZ, dated April 22, 1996, as amended
"Separation Balance Sheet"	The summary of the separation balance sheet in Exhibit III that sets forth further information concerning the assets that would have been held by Mosenergo and each Newco if the Spin-offs had occurred on December 31, 2003.
"Service"	The U.S. Internal Revenue Service.
"Shareholder Meeting Record Date"	May 13, 2004.
"Spin-offs"	The reorganization of Mosenergo, pursuant to which the thirteen Newcos will be established.
"Successorship Rules"	The rules established by RAO UES for Mosenergo, providing the principles and the procedures for the distribution of the assets, rights and liabilities of Mosenergo (prior to the Spin-offs) to Mosenergo (following the Spin-offs) and the Newcos during the period commencing January 1, 2004 (the date following the date of the Separation Balance Sheet) and ending on the respective Formation Dates.
"System Operator"	An open joint-stock company created on July 17, 2002 pursuant to the Ordinance No. 526 issued by the Government of the Russian Federation on July 11, 2001, for the purpose of providing operational dispatch control services, including centralized control of technological operation modes of technical equipment of electric power plants, electric power grids and electric power receiving equipment of load-controlled electric power consumers performed in order to secure a reliable electric power supply and electric power quality meeting technical regulations and other mandatory requirements.
"TETS"	Heat and electricity generating power stations.

"Trading Date"..................	The date that any Newco's shares are registered with the FSFM (which is also the date on which such Newco's shares become tradable in Russia). The Trading Date for each Newco will not occur until at least 30 days after the Formation Date for such Newco.
"Transition Period"...........	The transition period until at least July 1, 2005 to complete the restructuring of the power sector and to gradually introduce competition into the sector.
"Transitional Wholesale Market Rules"	The Governmental Regulation On Wholesale Electricity Market Rules of the Transitional Period No. 643, dated October 24, 2003.
"Unified National Grid"....	Unified national power grid, consisting of the trunk high-voltage (starting at 220 kV) electricity transmission lines.
"US or U.S."	United States of America.
"U.S. holder"	For purposes of the discussion of U.S. tax consequences of the Spin-offs in this Information Statement, a holder of Mosenergo shares or Mosenergo ADSs that is (i) a citizen or resident of the United States of America, (ii) a corporation organized under the laws of the United States of America or any state thereof, or (iii) otherwise subject to U.S. federal income taxation on a net income basis with respect to the Mosenergo shares or Mosenergo ADSs.
"U.S. SEC"	United States Securities and Exchange Commission.
"USRLE"..........................	Russian Unified State Register of Legal Entities.
"WGCs"............................	Wholesale generating companies, to be created pursuant to Ordinance No. 1254p issued by the Russian Government on September 1, 2003, by integrating certain generating assets.
"Wholesale Market Rules"	A set of rules to be issued pursuant to the Reform Acts, which will provide for the creation of wholesale electricity market. Pursuant to the Wholesale Market Rules, electricity supply companies in the wholesale market will be allowed to sell power at market rates, with their distribution fees determined by market mechanisms.

[THIS PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT I

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Below are the audited consolidated financial statements for the financial years ended December 31, 2003 and December 31, 2002.

These financial statements have been prepared in accordance with IFRS which differs in certain significant respects from U.S. GAAP. For a detailed discussion of the principal differences between IFRS and U.S. GAAP, see "Management's Discussion and Analysis" above.

OPEN JOINT STOCK COMPANY MOSENERGO

IFRS CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2003

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
115054 Moscow
Russia
Telephone +7 (095) 967 6000
Facsimile +7 (095) 967 6001

AUDITORS' REPORT

To the Shareholders and the Board of Directors of the Open Joint Stock Company for Energy and Electrification Mosenergo ("JSC Mosenergo")

1. We have audited the accompanying consolidated balance sheet of JSC Mosenergo and its subsidiaries (the "Group") as at 31 December 2003, the related consolidated income statement for the year then ended, and the related consolidated statements of cash flows and of changes in shareholders' equity for year then ended. These consolidated financial statements, set out on pages 1 through 23, are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2003, and the results of its operations, and its cash flows for the year then ended, in accordance with International Financial Reporting Standards.

PricewaterhouseCoopers

Moscow, Russian Federation

30 March 2004

JSC Mosenergo
Consolidated Balance Sheet as at 31 December 2003

(in millions of Russian Roubles)

	Notes	31 December 2003	31 December 2002
Assets			
Non-current assets			
Property, plant and equipment	8	94,295	95,051
Other non-current assets	9	3,546	628
Total non-current assets		**97,841**	**95,679**
Current assets			
Inventories	10	4,372	3,362
Accounts receivable and prepayments	11	8,711	9,017
Other current assets		2,091	546
Cash	12	3,543	1,663
Total current assets		**18,717**	**14,588**
Total assets		**116,558**	**110,267**
Shareholders' equity and liabilities			
Shareholders' equity			
Share capital			
Ordinary shares (nominal value RR 28 268 million)	13	154,720	154,720
Treasury shares		(9)	(14)
		154,711	154,706
Accumulated deficit		(70,139)	(70,357)
Total shareholders' equity		**84,572**	**84,349**
Minority interest		177	79
Non-current liabilities			
Non-current debt	14	2,726	3,901
Deferred income tax	16	9,258	10,476
Other non-current liabilities		-	112
Total non-current liabilities		**11,984**	**14,489**
Current liabilities			
Current debt and current portion of non-current debt	15	9,212	3,152
Accounts payable and accrued charges	17	7,702	5,936
Taxes payable	18	2,911	2,262
Total current liabilities		**19,825**	**11,350**
Total liabilities		**31,809**	**25,839**
Total equity and liabilities		**116,558**	**110,267**

General Director — Evstafiev A.V.

Chief Accountant — Dronova T.P.

30 March 2004

JSC Mosenergo
Consolidated Income Statement for the year ended 31 December 2003
(in millions of Russian Roubles)

	Notes	Year ended 31 December 2003	Year ended 31 December 2002
Revenues			
Electricity		47,130	37,685
Heating		19,953	16,742
Other		2,411	1,869
Total revenues		**69,494**	**56,296**
Operating expenses			
Fuel expenses		23,660	18,338
Wages and payroll taxes		10,920	9,370
Depreciation	8	8,822	8,191
Repairs and maintenance		8,189	6,436
Transmission fees		5,531	4,608
Taxes other than on income		2,315	2,354
Other materials		1,398	1,211
Insurance costs		1,187	662
Purchased power		986	835
Social expenditures		621	578
Increase / (release) of provision for impairment of receivables		598	(759)
Water usage expenses		450	369
(Gain) / loss on disposal of fixed assets		(859)	506
Other expenses		4,228	3,298
Total operating expenses		**68,046**	**55,997**
Income from operations		**1,448**	**299**
Monetary effects and financing items	19	(655)	(679)
Income / (loss) before income tax and minority interest		**793**	**(380)**
Total income tax benefit / (charge)	16	42	(1,941)
Income / (loss) before minority interest		**835**	**(2,321)**
Minority interest: share of net result		(98)	(20)
Net income / (loss)		**737**	**(2,341)**
Income / (loss) per share - basic and diluted - in Russian Roubles:	20	0.03	(0.08)

General Director Evstafiev A.V.

Chief Accountant Dronova T.P.

30 March 2004

The accompanying notes are an integral part of these financial statements.

JSC Mosenergo
Consolidated Statement of Cash Flows for the year ended 31 December 2003

(in millions of Russian Roubles)

	Notes	Year ended 31 December 2003	Year ended 31 December 2002
CASH FLOW FROM OPERATING ACTIVITIES			
Income / (loss) before income tax and minority interest		**793**	**(380)**
Adjustments to reconcile income / (loss) before income tax and minority interest to net cash provided by operations:			
Depreciation		8,822	8,191
Increase / (release) of provision for impairment of receivables		598	(759)
Interest expense	19	885	917
(Gain) / loss on disposals of fixed assets		(859)	506
Monetary effects and foreign exchange differences	19	(230)	(619)
Adjustment for non-cash investing activities	8	657	(137)
Other		-	17
Operating cash flow before working capital changes		**10,666**	**7,736**
Working capital changes:			
(Increase) / decrease in accounts receivable and prepayments		(250)	978
Increase in other current and non-current assets		(2,398)	(71)
(Increase) / decrease in inventories		(1,010)	496
Increase / (decrease) in accounts payable and accrued charges		1,961	(664)
Increase in taxes payable other than income tax		263	364
Decrease in other long term liabilities		(112)	-
Cash provided by operating activities		**9,120**	**8,839**
Income tax paid		(832)	(132)
Net cash provided by operating activities		**8,288**	**8,707**
CASH FLOW FROM INVESTING ACTIVITIES			
Additions to property, plant and equipment	8	(8,016)	(5,635)
Advances to contractors	9	(2,065)	-
Proceeds from sale of property, plant and equipment		152	96
Net cash used in investing activities		**(9,929)**	**(5,539)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from current debt		11,542	7,274
Proceeds from non-current debt		-	2,360
Repayment of debt		(6,664)	(12,276)
Interest paid		(839)	(695)
Dividends paid		(523)	(547)
Purchase of treasury shares		(353)	(193)
Proceeds from sale of treasury shares		358	179
Net cash provided by / (used for) financing activities		**3,521**	**(3,898)**
Effect of inflation on cash and cash equivalents		-	(303)
Increase / (decrease) in cash and cash equivalents		**1,880**	**(1,033)**
Cash and cash equivalents at the beginning of year		**1,663**	**2,696**
Cash and cash equivalents at the end of year		**3,543**	**1,663**

General Director Evstafiev A.V.

Chief Accountant Dronova T.P.

30 March 2004

JSC Mosenergo
Consolidated Statement of Changes in Shareholders' Equity for the year ended 31 December 2003
(in millions of Russian Roubles)

	Share capital, ordinary shares	Treasury shares	Accumulated deficit	Total shareholders' equity
At 31 December 2001	154,720	-	(67,469)	87,251
Net loss	-	-	(2,341)	(2,341)
Dividends	-	-	(547)	(547)
Purchase of treasury shares	-	(193)	-	(193)
Sale of treasury shares	-	179	-	179
At 31 December 2002	**154,720**	**(14)**	**(70,357)**	**84,349**
At 31 December 2002	154,720	(14)	(70,357)	84,349
Net profit	-	-	737	737
Dividends	-	-	(519)	(519)
Purchase of treasury shares	-	(353)	-	(353)
Sale of treasury shares	-	358	-	358
At 31 December 2003	**154,720**	**(9)**	**(70,139)**	**84,572**

General Director Evstafiev A.V.

Chief Accountant Dronova T.P.

30 March 2004

(in millions of Russian Roubles)

Note 1: The Group and its operations

Open Joint-Stock Company Mosenergo (JSC Mosenergo) is a regional utility company providing electric power and heat generation and distribution services to the city of Moscow, Moscow region and surrounding regions. Operations of JSC Mosenergo include approximately 14,779 megawatts ("MW") of installed generating capacity for electricity and 34,880 gigacalories ("Gkal") of installed generating capacity for heat. Additionally, JSC Mosenergo purchases electricity from the Federal Wholesale Market for Electricity and Capacity ("FOREM") as determined by the operating needs of JSC Mosenergo.

The principal operating units of JSC Mosenergo are:

- 16 TETS (heat and electricity generating plants);
- 4 GRES (electricity generating plants);
- 1 GAES (hydro accumulation plant);
- 16 Electricity distribution grids;
- 1 Heat distribution grid.

JSC Mosenergo was registered in the Russian Federation on 06 April 1993 in accordance with State Property Management Committee Decree No 169-R dated 26 March 1993. In accordance with the privatisation of the Russian electric utility industry, JSC Mosenergo was organised as a joint-stock company and certain assets and liabilities formerly under the control of the Ministry of Energy of the Russian Federation were assumed at their net book value.

At 31 December 2003, 50.9 percent ownership interest is controlled by the Russian Open Joint Stock Company Unified Energy System of Russia ("RAO UES"), which was created as the holder of certain significant electricity power generation, transmission and distribution assets during the industry privatisation. This 50.9 percent ownership by RAO UES represents 14,379,166,000 of JSC Mosenergo's ordinary shares.

JSC Mosenergo and its subsidiaries (hereinafter "the Group") are incorporated under the laws of the Russian Federation (the "state"). The principal subsidiaries of the Group are disclosed in Note 6.

At 31 December 2003, the number of employees of the Group was approximately 48 thousand (31 December 2002 approximately 49 thousand).

The Group's registered office is located at 8 Raushskaya Naberezhnaya, Moscow, 115035, Russia.

Relations with the state. At 31 December 2003, the government of the Russian Federation owned 52.7 percent of RAO UES, who owned 50.9 percent of the voting ordinary shares of JSC Mosenergo.

The Group's customer base includes a large number of entities controlled by, or related to, the state. Furthermore, the state controls a number of the Group's fuel and other suppliers.

The government of the Russian Federation directly affects the Group's operations through regulation by the Federal Energy Commission ("FEC") subsequently renamed to Federal Service on Tariffs (FST), with respect to its wholesale energy purchases, and by the Moscow and Moscow region Regional Energy Commissions ("RECs"), with respect to its retail electricity and heat sales. The operations of all generating facilities are co-ordinated by The System Operator-Central Dispatch Unit of Unified Energy System (SO-CDU) in order to meet system requirements in an efficient manner; these entities are controlled by RAO UES.

Tariffs which the Group may charge for sales of electricity and heat are governed by regulations both specific to the electricity and heat industry and by regulations applicable to natural monopolies. Historically, such tariffs have been based on a "cost-plus" system, meaning cost of service plus a margin, where costs are determined under the Regulations on Accounting and Reporting of the Russian Federation ("RAR"), a basis of accounting which significantly differs from the International Financial Reporting Standards ("IFRS") basis of accounting. In practice, tariff decisions are impacted significantly by social and political considerations, causing significant delays in tariff decisions being received and tariff increases which are lower than required.

(in millions of Russian Roubles)

Note 1: The Group and its operations (continued)

As a condition to privatisation in 1992, the government of the Russian Federation imposed an obligation on regional utility companies to provide connection with respect to the supply of electricity and the supply of heating to customers in the Russian Federation. As part of the state's continuing efforts to collect taxes, Governmental Resolution No 1 was issued on 5 January 1998 and amended on 17 July 1998, which allows the Group to discontinue the supply of electricity and heat to delinquent customers, except for certain governmental and other entities.

As described in Note 22, the government's economic, social and other policies could have material effects on the operations of the Group.

Regulatory and sector restructuring. The Russian electric utilities industry in general and the Group in particular are presently undergoing a restructuring process designed to introduce competition into the electricity sector and to create an environment in which the Group and its successor companies can raise the capital required to maintain and expand current capacity. The regulatory framework governing the process of reforming the Russian Federation electric utilities industry and the functioning of the industry, both during the transition period and subsequent to the completion of reforms, is set forth in the following legislation: Federal Law No. 35-FZ of 26 March 2003 "On the Electric Utilities of the Russian Federation" and Federal Law No. 36-FZ of 26 March 2003 "On the Specifics of the Functioning of Electric Utilities During the Transition Period and the Introduction of Amendments to Certain Russian Federation Legislative Acts and the Invalidation of Certain Russian Federation Legislative Acts in Connection with the Adoption of the Law "On the Electric Utilities of the Russian Federation".

- In April 2003, legislation underlying the electric utilities reform effort took effect. This legislative package, consisting of six laws drafted by the Russian Federation government, defines the key areas in the industry reform program, as well as the terms and conditions under which electric utilities will function both during the transition period and following the reforms.

- At the present stage, bills are being drafted for the specific legislative acts envisioned under the aforementioned laws on electric utilities reform according to the action plan related to electric utilities reform and adopted by the resolution of the Russian Federation government of 27 June 2003 No 865-r (p). RAO UES has been playing an active role in drafting these pieces of legislation.

- In early September 2003 the Russian Federation government issued Resolution No. 1254-r (p) approving the structures of generating companies in the wholesale electricity market. According to the aforementioned resolution 10 generating companies (4 – based on hydro generating power plants and 6 based on heat generating power plants), which will include the electric power plants owned by OAO RAO UES and its subsidiaries, will be established.

- In October 2003, the Russian Federation government issued Resolution No. 643 "On the Rules for the Wholesale Electricity (Power) Market during the Transition Period". According to the rules adopted, there will be two sectors within the Federal Wholesale Electricity (Power) Market: regulated trading sector and free trading sector. Within the free trading sector, electricity suppliers will be able to sell electricity generated with the use of facilities and equipment accounting for 15 percent of the load capacity. Since November 2003, the non-commercial partnership "Trade System Administrator of the Wholesale Electricity Market", in accordance with the rules for the wholesale electricity (power) market during the transition period, has been conducting auctions for the sale of electricity in the free trading sector. According to the laws underlying the electric utilities reform, in due course free trading will be extended over the whole volume of trading.

- The Federal Grid Company – JSC FGC UES ("FGC") – was established in June 2002, as a wholly-owned subsidiary of RAO UES, to manage the transmission of electricity through the use of transmission assets received or earmarked for receipt from RAO UES and its subsidiaries.

- SO-CDU – was established in June 2002 to perform electricity dispatch functions within the unified electricity system of the Russian Federation.

Note 1: The Group and its operations (continued)

- On 29 May 2003 the Board of Directors of RAO UES approved a Concept of the RAO UES Group's strategy for the period from 2003 through 2008. This document provides a detailed description of the major changes that are slated to take place in the RAO UES Group during the electric utilities reform program, including the various stages in the process of establishing participant entities, based on the RAO UES Group, in both the wholesale and retail electricity markets, and the key areas for further development of the organizations thereby being established.

In September 2003, RAO UES entered into the Agreements on Cooperation in Reorganizing the Energy Complex of the City of Moscow and the Moscow Region with the government of Moscow City and the government of Moscow Region (the "Agreements"), which establish the key provisions for reforming the Moscow City and Moscow Region energy complex as part of the restructuring of the federal energy sector. The Agreements contemplate the reorganization of JSC Mosenergo into various open joint stock companies with a distribution of shares in the newly created companies to the Company's shareholders, on a pro rata basis with their existing shareholding. The Agreements also set forth specific steps that have to be implemented and list all approvals to be obtained in the course of the restructuring.

JSC Mosenergo is engaged in all energy-production related activities, including generation, transmission, distribution and supply of heat and electrical energy. In accordance with the Agreements, JSC Mosenergo adopted certain guidelines for the implementation of its restructuring which included significant terms of restructuring (the "Guidelines"). These Guidelines were approved by the Board of Directors of RAO UES on 30 January, 2004 and adopted by the Board of Directors of JSC Mosenergo on 4 March, 2004. Significant terms of restructuring and other more detailed documents will need to be formally approved by the JSC Mosenergo shareholders at the AGM. The first step of the restructuring is to "spin-off" various activities. By means of the spin-off, JSC Mosenergo intends to:

- separate its monopolistic lines of business (transmission, distribution) from competitive lines of business (generation and supply);
- develop competition in the retail (consumer) energy market;
- phase-out cross-subsidies among energy market participants; and
- create real economic incentives for energy generators to reduce costs and expenses, modernize their facilities and increase management and operational efficiencies.

If the spin-off is approved by the shareholders at the AGM, thirteen spun-off companies will be formed each of which will be independent of JSC Mosenergo. The spun-off companies will not be pre-existing subsidiaries of the Group. Each spun-off company will be established as a Russian open joint stock company.

JSC Mosenergo will continue to own and operate the key electricity and heat generation assets. Certain other assets and liabilities of JSC Mosenergo will be transferred to each spun-off company.

On completion of the restructuring, neither JSC Mosenergo nor any of the spun-off companies will own any capital stock in any other spun-off company. JSC Mosenergo and each spun-off company will initially have the same shareholders as the Company, and, consequently, they will all continue to be controlled by the same shareholder, RAO UES. In the spin-off, each shareholder of JSC Mosenergo will become a shareholder of each spun-off company.

At this time, the impact of the industry changes on both the financial results and position of the Group can not be readily assessed because the specific, detailed mechanisms to effect the restructuring are still being determined. Accordingly, no provision has been recognised for any possible eventual effects of the restructuring process.

Note 2: Economic environment in the Russian Federation

Economic environment in the Russian Federation. Whilst there have been improvements in the economic situation in the Russian Federation in recent years, the country continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

Note 3: Financial condition

As discussed above, the Group is significantly affected by government policy through control of tariffs and other factors. In recent years the Regional Energy Commissions have not always permitted tariff increases in line with inflation and thus some tariffs are insufficient to cover all the costs of generation and distribution. Moreover, these tariffs consider costs only on a Russian statutory basis and, accordingly, exclude significant additional costs recognised under IFRS basis of accounting. As a result, tariffs often do not allow for an adequate return or provide sufficient funds for the full replacement of property, plant and equipment.

The Group continues to experience problems in obtaining settlement of old accounts receivable. Management has improved significantly the absolute level of settlements for current sales. Currently substantially all settlements of accounts receivables are made in cash. Despite this success, there still remains a significant level of uncollected accounts receivable from earlier periods. There is legislation enabling the Group to cut off non-payers, but this is only practical to a limited extent. In addition, market reforms have reduced the budgets for many governmental organisations, adversely impacting their ability to pay for old and current supplies. Federal, municipal and other governmental organisations make up a significant proportion of the debtor balance as at 31 December 2003.

Management's continuing efforts to improve the Group's financial position concentrate primarily on the following areas:

- collection of old receivables, including such measures as court action, seizure of debtors' assets, restriction of energy and/or heat supply, etc.;
- restructuring and refinancing liabilities to suppliers, mainly to gas companies. A long-term loan of RR 2,334 million (at historic value) with a 10 percent-interest rate received from a related party in late 2001 (see Note 7) enabled the Group to fully settle its current liability to the major gas supplier;
- obtaining additional tariff increases. In February – March 2003 the average tariffs increased by approximately 19 percent for electricity and by approximately 15 percent for heat.

Management is confident that its continuing efforts will result in improvements in the Group's profitability and liquidity.

(in millions of Russian Roubles)

Note 4: Basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The Group's parent, RAO UES, similarly prepares consolidated financial statements in accordance with IFRS.

The Group maintains its books of accounts and prepares its statutory financial statements in accordance with RAR. These financial statements are based on the statutory records, which are maintained under the historical cost convention method, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRS.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current event and actions, actual results ultimately may differ from those estimates.

Inflation accounting. Prior to 1 January 2003 the adjustments and reclassifications made to the statutory records for the purpose of IFRS presentation included the restatement of balances and transactions for the changes in the general purchasing power of the RR in accordance with IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that the financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflationary has ceased, effective from 1 January 2003 the Group no longer applies the provisions of IAS 29. Accordingly, the amounts expressed in the measuring unit current at 31 December 2002 are treated as the basis for the carrying amounts in these financial statements.

Corresponding figures, for the year ended 31 December 2002, were restated for the changes in the general purchasing power of the RR at 31 December 2002. The restatement was calculated using the conversion factors derived from the Russian Federation Consumer Price Index ("CPI"), published by the Russian State Committee on Statistics ("Goscomstat"), and from indices obtained from other sources for years prior to 1992. The indices used to restate corresponding figures, based on 1988 prices (1988 = 100) for the five years ended 31 December 2002, and the respective conversion factors, are:

Date	Index	Conversion Factor
31 December 1998	1,216,400	2.24
31 December 1999	1,661,481	1.64
31 December 2000	1,995,937	1.37
31 December 2001	2,371,572	1.15
31 December 2002	2,730,154	1.00

The main guidelines followed in restating the corresponding figures were:

- All corresponding amounts were stated in terms of the measuring unit current at 31 December 2002;
- Monetary assets and liabilities held at 31 December 2002 were not restated because they were already expressed in terms of the monetary unit current at 31 December 2002.
- The appraisal values of property, plant and equipment and the impact of any impairment have been restated by applying relevant conversion factors beginning with the appraisal date together with adjustments for additions, disposals and depreciation, all restated by applying the relevant conversion factors;

(in millions of Russian Roubles)

Note 4: Basis of presentation (continued)

- Non-monetary assets and liabilities (those balance sheet items that were not expressed in terms of the monetary unit current at 31 December 2002) and components of shareholders' equity were restated from their historical cost by applying the change in the general price index from the date the non-monetary item originated to 31 December 2002.

- Gains or losses that arose as a result of holding monetary assets and liabilities for the reporting period ended 31 December 2002 were included in the consolidated income statement as a monetary gain or loss.

Note 5: Summary of significant accounting policies

Principles of consolidation. These consolidated financial statements comprise the financial statements of JSC Mosenergo and the financial statements of those entities in which the Group has an interest of more than one half of the voting rights, or otherwise has power to exercise control over the operations. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Foreign currency. Monetary assets and liabilities which are held by the Group and denominated in foreign currencies at the balance sheet date are translated into Russian Roubles at the exchange rates prevailing at that date. Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transaction. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated income statement.

The official rate of exchange, as determined by the Central Bank of the Russian Federation, between the Russian Rouble and the US Dollar ("US$") at 31 December 2003 was RR 29.45:US$1 (31 December 2002: RR 31.78:US$1). Exchange restrictions and controls exist relating to converting the Russian Rouble into other currencies. At present, the Russian Rouble is not a convertible currency outside of the Russian Federation.

Dividends. Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorised for issue.

Property, plant and equipment. Property, plant and equipment as at 31 December 2003 is stated at depreciated replacement cost, based upon values determined by third party valuation at 31 December 1997, and adjusted for subsequent additions at cost, disposals and depreciation, and restated for the impact of inflation prior to 31 December 2002. At each reporting date management assesses whether there is any indication of impairment of property, plant and equipment. If any such indication exists, management estimates the recoverable amount which is determined as the higher of an asset's net selling price or its value in use. The carrying amount is reduced to the recoverable amount and the difference is recognised as an expense (impairment loss) in the consolidated income statement. An impairment loss recognised in prior years is reversed if there has been a change in the estimates used to determine an asset's recoverable amount.

The amounts determined by the third party valuation represent an estimate of depreciated replacement cost. This third party valuation was performed in order to determine a basis for cost because the historical accounting records for property, plant and equipment were not readily available. Therefore, this third party valuation is not a recurring feature since it was intended to determine the initial cost basis of property, plant and equipment. The change in carrying value arising from this valuation was recorded directly to retained earnings.

Major renewals and improvements are capitalised and the assets replaced are retired.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalised, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

Note 5: Summary of significant accounting policies (continued)

Maintenance, repairs and minor renewals are expensed as incurred. Minor renewals include all expenditures that do not result in a technical enhancement of the asset beyond its original capability. Gains and losses arising from the retirement of property, plant and equipment are included in the consolidated income statement as incurred.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful life of the asset. The average useful lives of assets by type of facility are as follows:

Type of facility	Years
Electricity and heat generation	17 to 50
Electricity distribution	11 to 25
Heating networks	14 to 20
Other	10

Social assets are excluded from the financial statements as they are not expected to result in future economic benefits to the Group. However, costs for social responsibilities are expensed as incurred.

Cash. Cash comprises cash in hand and cash deposited in banks "payable on demand".

The statement of cash flows has been prepared in accordance with IAS 7 "Cash Flow Statements". The total of operating activities represents actual cash flow transactions from operations. However, individual items within this part of the statement of cash flows are stated inclusive of both cash and non-cash transactions. Management believes that the benefits of providing individual cash items within operating activities are outweighed by the cost of preparation.

Accounts receivable and prepayments. Accounts receivable are recorded inclusive of value added taxes which are payable to tax authorities upon collection of such receivables. Trade and other receivables are adjusted for a provision made for impairment of these receivables. Such a provision for impairment of receivables established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers at the date of origination of the receivables.

Value added tax. Value added taxes related to sales is payable to tax authorities upon collection of receivables from customers. Input VAT is reclaimable against sales VAT upon payment for purchases. The tax authorities permit the settlement of VAT on a net basis. VAT related to sales and purchases which have not been settled at the balance sheet date (VAT deferred) is recognised in the balance sheet on a gross basis and disclosed separately as a current asset and liability. Where provision has been made for impairment of receivables, impairment loss is recorded for the gross amount of the debtor, including VAT. The related VAT deferred liability is maintained until the debtor is written off for tax purposes.

Inventories. Inventories are valued at the lower of net realisable value and weighted average cost. Provision is made for potential losses on obsolete or slow-moving inventories, taking into account their expected use and future realisable value.

Deferred income taxes. Deferred income tax assets and liabilities are calculated in respect of temporary differences using a balance sheet liability method for financial reporting and accounting for deferred income taxes. Deferred income taxes are provided for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. A deferred income tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred income tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Note 5: Summary of significant accounting policies (continued)

Accounts payable and accrued charges. Accounts payable are stated inclusive of value added taxes which are reclaimable from tax authorities upon the later of receipt of goods or services and settlement of the payable.

Debt. Debt is recognised initially at the fair value of the proceeds received, net of transaction costs incurred. Fair value is determined with reference to market interest rates applicable to the Group when the debt was incurred. In subsequent periods, debt is stated at amortised cost; any difference between the fair value of the proceeds (net of transaction costs) and the redemption amount is recognised in the consolidated income statement as an interest expense over the period of the debt obligation.

Minority interest. Minority interest at the balance sheet date represents the minority shareholders' portion of the pre-acquisition carrying amounts of the identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in equity since the date of the combination. Minority interest is presented separately from liabilities and shareholders' equity.

Pension and post-employment benefits. The Group's mandatory contributions to the governmental pension scheme are expensed when incurred. Discretionary pensions and other post-employment benefits are included in wages, benefits and payroll taxes in the consolidated income statement, however, separate disclosures are not provided, as these costs are not material.

Provisions. Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

Segment information. The Group operates predominantly in a single geographic area and industry; the generation, distribution and sale of electric power and heat in the City Moscow, Moscow region and the surrounding regions. It is not feasible to identify distinguishable business segments for electric power and heat production.

Revenue recognition. Revenue is recognised on the delivery of electricity and heat, and on the despatch of non-utility goods and services. Revenue amounts are presented exclusive of value added taxes.

Revenue is based on the application of authorised tariffs for electricity and heat sales as approved by the RECs.

Treasury shares. Where the Group or its subsidiaries purchase JSC Mosenergo's shares, the consideration paid, including any attributable transaction costs, net of income taxes, is deducted from total shareholders' equity as treasury shares until they are cancelled or reissued. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity. Treasury shares are stated at weighted average cost, restated for inflation as at the balance sheet date.

Note 6: Principal subsidiaries

The principal subsidiaries consolidated in the Group's Financial Statements are disclosed in table below:

Name	Location	Percent of ownership	Activity
KB Transinvestbank (OOO)	Russian Federation, Moscow	72 %	Banking
ZAO Electricity sales servicing Centre	Russian Federation, Moscow	72 %	Electricity and heat sales services

(in millions of Russian Roubles)

Note 7: Related Parties

RAO UES. RAO UES owns 50.9 percent of the ordinary voting shares of JSC Mosenergo and has effective control over the Group's operations. RAO UES charges the Group a transmission fee at the tariffs approved by the FEC, for the use of the electricity grids. The Group also has a loan due to RAO UES. The loan is payable in quarterly installments between 2002 and 2005. The loan was used in full for the repayment of liabilities to OOO Mezhregiongas, a subsidiary of JSC Gazprom.

FOREM transactions *(see Note 1).* All sales to and purchases from the unified national grids are contracted with electric and heat companies (Energos) at established and regulated tariffs. Technological management of the unified national grids is performed by SO-CDU (a subsidiary of RAO UES). Most of the electric and heat companies (Energos) are subsidiaries of RAO UES.

JSC Insurance company Leader. In December 2002, the Group concluded a contract for property insurance for 2003 with an insurance company, Leader, which is a 100 percent owned subsidiary of RAO UES.

Balances and transactions with related parties of the Group as at and for the periods ended 31 December 2003 and 31 December 2002 were as follows:

	Revenue / (costs) for the year ended		Accounts receivable / (payable) as at	
	31 December 2003	31 December 2002	31 December 2003	31 December 2002
Transmission fee				
RAO UES	(3,882)	(4,152)	-	-
SO-CDU	(109)	(22)	(7)	-
FGC	(913)	-	(59)	-
FOREM transactions				
Purchased power				
JSC Ryzanskaya GRES	(181)	(390)	-	(33)
JSC Tyumenenergo	(136)	(186)	-	(68)
JSC Kostromskaya GRES	(106)	(128)	-	-
JSC Troitskaya GRES	(64)	-	-	-
Other	(132)	(131)	-	(37)
Advances given to suppliers				
JSC Tyumenenergo	-	-	-	47
Other	-	-	-	28
Revenue from sales of electricity				
JSC Kuzbassenergo	-	-	-	281
JSC Tverenergo	-	-	46	111
Other	-	-	-	39
Penalties and interest received (included in other revenue)				
JSC Tverenergo	30	23	37	67
JSC Voronezhenergo	35	-	49	84
JSC Saratovenergo	-	-	3	3
Insurance costs				
Settlements with insurance company Leader	(1,089)	(9)	-	791

(in millions of Russian Roubles)

Note 7: Related Parties (continued)

	Change in the balance for the year ended		Balance due as at	
	31 December 2003	31 December 2002	31 December 2003	31 December 2002
Loan from RAO UES				
Principal amount	-	-	(1,122)	(1,468)
Interest accrued (see Note 19)	(332)	(425)	-	-
Repaid during the year	678	659	-	-

Directors' remuneration. Total remuneration paid to the members of the Board of Directors and Management Board for the year ended 31 December 2003 was RR 42,624 thousand (for the year ended 31 December 2002 – RR 32,894 thousand).

Note 8: Property, plant and equipment

Appraisal value or cost	**Electricity and heat generation**	**Electricity distribution**	**Heating networks**	**Construction in progress**	**Other**	**Total**
Opening balance as at 31 December 2002	93,388	36,337	19,031	5,209	41,213	195,178
Additions	3	1	-	8,208	7	8,219
Transfers	2,365	2,918	1,625	(8,299)	1,391	-
Disposals	(774)	(194)	(1)	-	(422)	(1,391)
Closing balance as at 31 December 2003	94,982	39,062	20,655	5,118	42,189	202,006
Accumulated depreciation (including impairment)						
Opening balance as at 31 December 2002	(45,177)	(16,211)	(11,603)	-	(27,136)	(100,127)
Charge for the period	(3,589)	(1,529)	(961)	-	(2,743)	(8,822)
Disposals	679	153	1	-	405	1,238
Closing balance as at 31 December 2003	(48,087)	(17,587)	(12,563)	-	(29,474)	(107,711)
Net book value as at 31 December 2003	46,895	21,475	8,092	5,118	12,715	94,295
Net book value as at 31 December 2002	48,211	20,126	7,428	5,209	14,077	95,051

Construction in progress represents the carrying amount of property, plant and equipment that has not yet been put into production.

Depreciation of these assets starts after they are put into operation.

Other fixed assets include motor vehicles, computer equipment, office fixtures and other assets not included in categories mentioned above.

(in millions of Russian Roubles)

Note 8: Property, plant and equipment (continued)

A portion of property, plant and equipment additions and disposals has been settled through mutual settlement, barter and other non-cash means. Non-cash transactions in respect of property, plant and equipment were:

	Year ended 31 December 2003	Year ended 31 December 2002
Non-cash acquisitions	(34)	-
Interest capitalised	(169)	(73)
Non-cash proceeds from the sale of property, plant and equipment	860	-

Impairment. For the period ended 31 December 2003, management has assessed the adequacy of its existing impairment provision and concluded that the amount is appropriate. Accordingly, no further adjustment has been recorded in consolidated financial statements for the year ended 31 December 2003. The impairment provision included in the accumulated depreciation balance as at 31 December 2003 was RR 35,830 million (at 31 December 2002 – RR 40,302 million).

Note 9: Other non-current assets

	31 December 2003	31 December 2002
Advances to contractors	2,424	-
Long-term trade receivables (Net of provision for impairment of receivables of RR 200 million as at 31 December 2003 and RR 287 million as at 31 December 2002)	360	342
Investments	87	69
Other	675	217
	3,546	628

Advances to contractors as at 31 December 2003 include advances to JSC Moscapstroy in an amount of RR 2,065 million for the construction under a Moscow government investment program. A loan from Alfa Bank received during 2003 was used to finance this construction (see Note 15).

Note 10: Inventories

	31 December 2003	31 December 2002
Fuel production stocks (at cost)	2,782	1,621
Materials and supplies (at cost)	1,485	1,645
Other inventories (at cost)	105	96
	4,372	3,362

Materials and supplies are shown net of provision for obsolete stock of RR 457 million as at 31 December 2003 and RR 316 million as at 31 December 2002.

(in millions of Russian Roubles)

Note 11: Accounts receivable and prepayments

	31 December 2003	31 December 2002
Trade receivables (Net of provision for impairment of receivables of RR 3,117 million as at 31 December 2003 and RR 2,997 million as at 31 December 2002)	4,157	5,307
Value added tax recoverable	1,747	1,263
Advances given to suppliers	1,688	883
Prepayments	216	1,031
Other receivables (Net of provision for impairment of receivables of RR 20 million as at 31 December 2003 and RR 997 million as at 31 December 2002)	903	533
	8,711	9,017

Management has determined the provision for impairment of receivables based on specific customer identification, payment trends, subsequent receipts and settlements and analyses of expected future cash flows. Based on the expected collection rate, discount rates of 17-19 percent have been used in the estimate of fair value of future cash flows. The effects of discounting are reflected in the provision for impairment of receivables and expense. Management believes that the Group will be able to realize the net receivable amount through direct collections and other non-cash settlements and that therefore the recorded value approximates their fair value.

The above prepayments balance included RR 160 million and RR 833 million of prepayments for insurance at 31 December 2003 and 31 December 2002 respectively.

At 31 December 2003 and 31 December 2002, the above other receivables balance included RR 500 million and RR 154 million of tax overpayments, respectively. The balance of tax overpayments at 31 December 2003 included RR 328 million of Road User Tax ("RUT") overpaid by the Group in prior periods and due to be returned by the tax authorities as a result of a court decision; the overpaid RUT resulted from the application of an incorrect tax rate for the year 2000. Some uncertainty exists concerning the settlement procedure of the RUT balance by the tax authorities. The residual element of tax overpayments as at 31 December 2003 are to be settled against future tax liabilities.

The above accounts receivable and prepayments included balances from the related parties of RR 135 million and RR 1,451 million at 31 December 2003 and 31 December 2002 respectively (see Note 7).

Note 12: Cash

	31 December 2003	31 December 2002
Cash at bank and in hand	3,531	1,644
Foreign currency bank accounts	12	19
	3,543	1,663

Cash balances do not include the amounts of mandatory reserves held by KB Transinvestbank (OOO), a subsidiary of JSC Mosenergo, in the Central Bank of Russia for the amounts of RR 291 million and RR 83 million as at 31 December 2003 and 31 December 2002 respectively, and balances on special accounts in JSC ABN AMRO bank and JSC KB Citibank in amounts of RR 152 million and RR 177 million as at 31 December 2003 and 31 December 2002 respectively. Latter balances are allotted to for the purpose of repayment of principal amount of a debt and interest on EBRD and IFC loans. Such balances are classified within other current assets.

(in millions of Russian Roubles)

Note 13: Shareholders' equity

Share Capital	Number of shares issued and fully paid	31 December 2003	31 December 2002
Ordinary shares	28,267,726,000	154,720	154,720
	28,267,726,000	154,720	154,720

The issued number of ordinary shares is 28,267,726,000 with a nominal value per share of 1 Russian Rouble. In addition, a further 812,274,000 of shares have been authorised but have not yet been issued. The value of the share capital is stated in terms of the purchasing power of the Russian Rouble at the balance sheet date.

Dividends. Dividends for the year ended 31 December 2002 approved by the Annual General Meeting on 30 May 2003 were 0.01837 RR per ordinary share.

Treasury shares. At 31 December 2003 KB Transinvestbank (OOO), a 72 percent owned subsidiary of the Group, owned 0.02 percent of the ordinary shares of JSC Mosenergo. These ordinary shares carry voting rights in the same proportion as other ordinary shares of JSC Mosenergo. Voting rights carried by these shares are effectively controlled by management of the Group. Treasury shares as at 31 December 2003 represent 4,696,789 ordinary shares (31 December 2002: 13,732,600).

Note 14: Non-current debt

	Currency	Interest rate	Due	31 December 2003	31 December 2002
IFC	US dollar	LIBOR+3.5%	2004 – 2009	397	500
EBRD	US dollar	LIBOR+3.5%	2004 – 2009	596	750
EBRD	US dollar	LIBOR+4.0%	2004 – 2007	1,716	2,225
Ljubljana Bank	EURO	EURIBOR+3.375%	2003	-	58
RAO UES (see Note 7)	RR	23.1 – 23.2%	2004 – 2005	1,122	1,468
Total non-current debt				3,831	5,001
Less current portion				(1,105)	(1,100)
				2,726	3,901

RAO UES loan is shown at its fair value. The historic value of the above loan as at 31 December 2003 was RR 1,166 million (31 December 2002: RR 1,749 million). Fair values of other loans approximated their historical values.

EBRD and IFC loans. These loans were obtained in April 1998 to finance construction of Zagorskaya GAES, one of the principal operating units. Loans from EBRD and IFC were received under non-revolving line of credit agreements (loan amount not to exceed US$ 50 million in total). The full amount available under the agreements had been provided to the Group by 31 March 2001. The Group is required to make 18 principal payments on a semi-annual basis, beginning 15 January 2001. Interest is payable at the same time as the principal.

Certain equipment with net book value amounted to RR 988 million of one of the principal operating units is pledged as collateral for the loans.

(in millions of Russian Roubles)

Note 14: Non-current debt (continued)

In August 2002 the Group obtained a new loan from EBRD under non-revolving line of credit for the amount of US$ 70 million. The Group is required to make 10 principal payments semi-annually, beginning 28 May 2003. Interest is payable at the same time as the principal.

RAO UES loan. This loan was obtained from CARES for the repayment of debt to a gas supplier. The loan was obtained from CARES on 25 December 2001 in the amount of RR 2,334 million (at historic value) bearing interest of 10 percent. Subsequently CARES assigned the right of demand to RAO UES. The debt to RAO UES has been recorded net of discounts, calculated at a discount rate of 23.1–23.2 percent (see Note 19).

The long-term loans have the following maturity profile:

Maturity table	31 December 2003	31 December 2002
Due for payment		
Between one and two years	1,136	1,075
Between two and five years	1,424	2,468
After 5 years	166	358
	2,726	3,901

Note 15: Current debt and current portion of non-current debt

	Currency	Interest rate	31 December 2003	31 December 2002
Agropromkredit	RR	16.00-17.00%	1,500	250
Alfa Bank	RR	14.00-15.00%	3,406	-
Eurofinance	RR	15.00%	701	300
Bank of Moscow	RR	12.50-16.00%	1,500	500
International Industrial Bank	RR	15.00%	1,000	1,002
Current portion of non-current debt			1,105	1,100
			9,212	3,152

As at 31 December 2003 the current portion of non-current debt included a part of RAO UES loan with the fair value of RR 561 million: (historic value of RR 583 million); 31 December 2002: fair value of RR 489 million (historic value of RR 583 million) (see Notes 14 and 19). Fair values of other loans approximated their historical values.

The loans from the Bank of Moscow are secured against fuel inventory.

Alfa Bank. The first tranche of the loan from Alfa Bank was obtained in September 2003 to finance construction undertaken under a Moscow government investment program. The loan was received under a revolving line of credit agreement, limited to RR 2,000 million in total. Interest on the loan is paid on a monthly basis and capitalized. The interest rates for the line of credit are 14–15 percent. Other loans from Alfa Bank were obtained for working capital financing.

(in millions of Russian Roubles)

Note 16: Income tax

	Year ended 31 December 2003	Year ended 31 December 2002
Current income tax charge	(1,176)	(752)
Deferred income tax benefit/(charge)	1,218	(1,189)
Total income tax benefit/(charge)	42	(1,941)

Loss before income tax for financial reporting purposes is reconciled to the income tax benefit/(charge) as follows:

	Year ended 31 December 2003	Year ended 31 December 2002
Income/(loss) before income tax	793	(380)
Theoretical income tax (charge)/benefit at an average statutory tax rate of 24 percent thereon	(190)	91
Tax effect of items which are not deductible or assessable for taxation purposes:		
- Non-temporary elements of monetary gains/losses	-	(3,043)
- Effect from release of provision for impairment of receivables	-	182
- Non-deductible expenses, net	(302)	(322)
Inflation effect on deferred income tax balance at beginning of the period and current income tax charge	-	1,265
Effect of change in tax base of accounts receivable (see Note 18)	564	-
Other effects	(30)	(114)
Total income tax benefit/(charge)	42	(1,941)

Deferred income tax. Differences between IFRS and Russian statutory taxation regulations give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and for income tax purposes. Deferred income tax assets and liabilities are measured at 24 percent, the rate applicable when the asset or liability will reverse.

Deferred income tax liability	**31 December 2003**	**Benefit recognised in income statement**	**31 December 2002**	**Charge / (benefit) recognised in income statement**	**31 December 2001**
Property, plant and equipment	10,168	(487)	10,655	1,688	8,967
Trade receivables	(769)	(676)	(93)	(458)	365
Other	(141)	(55)	(86)	(41)	(45)
	9,258	(1,218)	10,476	1,189	9,287

(in millions of Russian Roubles)

Note 17: Accounts payable and accrued charges

	31 December 2003	31 December 2002
Trade payables	2,767	2,605
Financing from Moscow Government	1,997	1,309
Accrued liabilities and other creditors	2,938	2,022
	7,702	5,936

Financing from Moscow Government relates to the funds received by the Group, on a return basis, as a contribution of the Moscow Government towards the financing of the cost of construction of distribution and heating network assets. Repayment terms stipulate that certain assets (as provided by further agreements), upon their completion, will be transferred to Moscow Government in settlement of the above liability.

The above accounts payable and accrued charges include accounts payable to related parties in the amount of RR 66 million and RR 138 million at 31 December 2003 and 31 December 2002respectively (see Note 7).

Note 18: Taxes payable

	31 December 2003	31 December 2002
Value added tax	1,917	1,526
Income tax (see Note 16)	549	163
Property tax	246	244
Employee taxes payable	92	97
Turnover taxes	-	143
Other taxes	107	89
	2,911	2,262

Included within value added tax payable at 31 December 2003 is RR 1,355 million (at 31 December 2002: RR 931 million) of value added tax that is only payable to the tax authorities when the underlining receivable is recovered or written off.

Prior to 2003, the Group did not intend to write off certain doubtful debtors for tax reporting purposes and as a result the Group did not record a deferred income tax asset in respect of such debtors, as it was not probable that this asset would be realised. In addition, as VAT is payable when cash is collected or receivables are written off for tax reporting purposes, the VAT related to these doubtful debtors was not deemed payable and was therefore not recognized as a liability. During 2003, these positions were reconsidered by management and doubtful debts are now being written off for tax reporting purposes. Consequently, an additional deferred tax asset and an additional liability for VAT of RR 564 million (see Note 16) and RR 547 million, respectively, have been recognised in the balance sheet as at 31 December 2003. The additional VAT was recognised as an expense within the doubtful debtors expense, and the additional deferred tax recognized as a deferred income tax benefit, in the consolidated income statement for the year.

Note 19: Monetary effects and financing items

	Year ended 31 December 2003	Year ended 31 December 2002
Interest expense	(885)	(917)
Foreign exchange gain /(loss)	230	(303)
Monetary gain	-	541
	(655)	(679)

(in millions of Russian Roubles)

Note 19: Monetary effects and financing items (continued)

The fair value of the loan received from RAO UES (see Note 14) at inception was estimated using a discount rate of 23.1–23.2 percent, which resulted in the recognition of a gain for the amount of RR 797 million in the year ended 31 December 2001. In the year ended 31 December, 2003 RR 237 million of the discount was amortized (31 December 2002: RR 386 million). The amortization expense was included into interest expense.

Prior to 31 December 2002 Russian Federation was deemed to be a hyperinflationary economy and, consequently, the Group calculated monetary gains and losses in accordance with IAS 29.

Note 20: Earnings per share

Earnings per share is calculated by dividing the net income attributable to shareholders by the weighted average number of ordinary shares outstanding during the period.

Ordinary Shares	Year ended 31 December 2003	Year ended 31 December 2002
Weighted average number of ordinary shares outstanding (thousands)	28,267,726	28,267,726
Adjusted for weighted average number of treasury shares (thousands)	(19,581)	(6,883)
Weighted average number of ordinary shares outstanding (thousands)	28,248,145	28,260,843
Net income/(loss)	737	(2,341)
Income/(loss) per ordinary share – basic and diluted, in Russian Roubles	0.03	(0.08)

Note 21: Commitments

Fuel commitments. The Group has a number of outstanding fuel contracts. Gas supplies are mostly received from OOO Mezhregiongas, a subsidiary of JSC Gazprom. The gas is supplied under a framework agreement, which was entered into during 2003 and extends until 2007. The quantity of gas to be supplied each year is determined annually. The purchase price of the contract is fixed at the level determined by FEC resolution.

Social commitments. The Group contributes to the maintenance and upkeep of the local infrastructure and the welfare of its employees, including contributions toward the construction, development and maintenance of housing, hospitals, recreation and other social needs in the geographical areas in which it operates.

Capital commitments. Future capital expenditures for which contracts have been signed amounted to RR 3,789 million at 31 December 2003 (at 31 December 2002: RR 1,395 million).

Note 22: Contingencies and operating risks

Operating environment. The Russian Federation continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation. The tax, currency and customs legislation within the Russian Federation is subject to varying interpretations, and changes, which can occur frequently.

Whilst there have been improvements in the economic trends, the future economic direction of the Russian Federation is largely dependent upon the effectiveness of economic, financial and monetary measures undertaken by the government, together with tax, legal, regulatory, and political developments.

Political environment. The operations and earnings of the Group continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those related to environmental protection, in Russia.

Insurance. The Group held limited insurance policies in relation to its assets, operations, public liability or other insurable risks. Accordingly, the Group is exposed to those risks for which it does not have insurance.

Legal proceedings. The Group is a party to certain legal proceedings arising in the ordinary course of business. In the opinion of management, there are no current legal proceedings or other claims outstanding which, upon final disposition, will have a material adverse effect on the financial position of the Group.

Taxation. Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretation of the legislation and assessments. As a result, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

As at 31 December 2003 management believes that its interpretation of the relevant legislation is appropriate and the Group's tax, currency and customs positions will be sustained. Where management believes it is probable that a position cannot be sustained, an appropriate amount has been accrued for in these financial statements.

Industry changes. As described in Note 1, the Russian Federation Government has passed several resolutions in respect of restructuring the electricity sector in Russia. Management currently is unable to estimate the effects of reforms or the resulting future impact on the financial position of the Group.

Environmental matters. The Group and its predecessor entities have operated in the electric power industry in the Russian Federation for many years. The enforcement of environmental regulation in the Russian Federation is evolving and the enforcement posture of government authorities is continually being reconsidered. Group entities periodically evaluate their obligations under environmental regulations. Potential liabilities might arise as a result of changes in legislation and regulations or civil litigation. The impact of these potential changes cannot be estimated, but could be material. In the current enforcement climate, under existing legislation, management believes that there are no significant liabilities for environmental damage.

Note 23: Financial instruments and financial risk factors

Financial risk factors. The Group's activities expose it to a variety of financial risks, including the effects of: changes in foreign currency exchange rates, changes in interest rates and the collectibility of receivables. The Group does not have a risk policy to hedge its financial exposures.

Price risk. Price risk includes foreign exchange risk and interest rate risk:

- ***Foreign exchange risk.*** The Group primarily operates within the Russian Federation. The majority of the Group's purchases are denominated in Russian Roubles. The major concentration of foreign exchange risk is in relation to foreign currency denominated borrowings as disclosed in Notes 14 and 15;

- ***Interest rate risk.*** Although significant part of long-term borrowings is at variable interest rates, the largest part of the Group's current debt is at fixed rates (see Notes 14 and 15). Assets are generally non-interest bearing.

Credit risk. Financial assets, which potentially subject the Group to concentrations of credit risk, consist principally of trade receivables. Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to the Group beyond the provision for impairment of receivables already recorded.

Liquidity risk. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury aims at maintaining flexibility in funding by keeping committed credit lines available.

OPEN JOINT STOCK COMPANY
MOSENERGO

IFRS CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2002

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
115054 Moscow
Russia
Telephone +7 (095) 967 6000
Facsimile +7 (095) 967 6001

AUDITORS' REPORT

To the Shareholders and Board of Directors of the Open Joint Stock Company for Energy and Electrification Mosenergo ("JSC Mosenergo")

1. We have audited the accompanying consolidated balance sheet of JSC Mosenergo and its subsidiaries (the "Group") as at 31 December 2002, the related consolidated statements of operations for the year ended, and the related consolidated statements of cash flows and of changes in shareholders' equity for year then ended. These consolidated financial statements, set out on pages 1 through 19, are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2002, and the results of its operations, and its cash flows for the year then ended, in accordance with International Financial Reporting Standards.

PricewaterhouseCoopers.

Moscow, Russian Federation

25 March 2003

JSC Mosenergo
Consolidated Balance Sheet as at 31 December 2002

(in millions of Russian Roubles ("RR") expressed in terms of the purchasing power of the Russian Rouble as at 31 December 2002)

	Notes	31 December 2002	31 December 2001
Assets			
Non-current assets			
Property, plant and equipment	8	95,051	97,504
Other non-current assets	9	628	482
Total non-current assets		**95,679**	**97,986**
Current assets			
Cash and cash equivalents	10	1,663	2,696
Accounts receivable and prepayments	11	9,017	9,581
Inventories	12	3,362	3,858
Other current assets	10	546	620
Total current assets		**14,588**	**16,755**
Total assets		**110,267**	**114,741**
Shareholders' equity and liabilities			
Shareholders' equity			
Share capital			
Ordinary shares (nominal value RR 28 268 million)	13	154,720	154,720
Treasury shares		(14)	-
		154,706	154,720
Accumulated deficit		(70,357)	(67,469)
Total shareholders' equity		**84,349**	**87,251**
Minority interest		79	59
Non-current liabilities			
Deferred profits tax	14	10,476	9,287
Non-current debt	15	3,901	2,877
Other non-current liabilities		112	-
Total non-current liabilities		**14,489**	**12,164**
Current liabilities			
Current debt and current portion of non-current debt	16	3,152	7,338
Accounts payable and accrued charges	17	5,936	6,193
Taxes payable	18	2,262	1,736
Total current liabilities		**11,350**	**15,267**
Total liabilities		**25,839**	**27,431**
Total shareholders' equity and liabilities		**110,267**	**114,741**

General Director — Evstafiev A.V.

Chief Accountant — Dronova T.P.

25 March 2003

The accompanying notes are an integral part of these financial statements.

JSC Mosenergo
Consolidated Statement of Operations for the year ended 31 December 2002

(in millions of Russian Roubles ("RR") expressed in terms of the purchasing power of the Russian Rouble as at 31 December 2002)

	Notes	Year ended 31 December 2002	Year ended 31 December 2001
Revenues			
Electricity		37,685	35,594
Heating		16,742	16,216
Other		1,869	1,878
Total revenues		**56,296**	**53,688**
Costs and other deductions			
Fuel expenses		18,338	16,801
Wages and payroll taxes		9,370	8,473
Depreciation	8	8,191	8,012
Repairs and maintenance		6,275	6,251
Transmission fees		4,608	3,374
Taxes other than on income		2,136	1,893
Other materials		1,211	895
Water payments		836	613
Purchased power		835	237
Insurance costs		662	575
Social expenditures		578	539
Loss on disposal of fixed assets		506	437
Release of provision for impairment of receivables		(759)	(231)
Other expenses		3,210	4,247
Total costs and other deductions		**55,997**	**52,116**
Income from operations		**299**	**1,572**
Monetary effects and financing items	19	(679)	53
(Loss) / income before profit tax and minority interest		**(380)**	**1,625**
Total profit tax (charge) / benefit	14	(1,941)	276
(Loss) / income before minority		**(2,321)**	**1,901**
Minority interest: share of net result		(20)	(22)
Net (loss) / income		**(2,341)**	**1,879**
(Loss) / income per share - basic and diluted - in Russian Roubles:	20	(0.08)	0.07

General Director — Evstafiev A.V.

Chief Accountant — Dronova T.P.

25 March 2003

JSC Mosenergo

Consolidated Statement of Cash Flows for the year ended 31 December 2002

(in millions of Russian Roubles ("RR") expressed in terms of the purchasing power of the Russian Rouble as at 31 December 2002)

	Year ended 31 December 2002	Year ended 31 December 2001
CASH FLOW FROM OPERATING ACTIVITIES		
(Loss) / income on ordinary activities before profit tax	**(380)**	**1,625**
Adjustments to reconcile (loss) / income on ordinary activities before taxation to net cash provided by operations:		
Depreciation	8,191	8,012
Release of provision for impairment of receivables	(759)	(231)
Interest expense	917	819
Loss on disposals of fixed assets	506	437
Monetary effects on non-operating balances	(619)	(915)
Other	(120)	3
Operating profit before working capital changes	**7,736**	**9,750**
Working capital changes:		
Decrease in accounts receivable and prepayments	978	6,942
(Increase) / decrease in other current and non-current assets	(71)	368
Decrease in inventories	496	626
Decrease in accounts payable and accrued charges	(664)	(4,188)
Increase / (decrease) in taxes payable other than profit tax	364	(1,654)
Decrease in other long term liabilities	-	(1,152)
Profit tax paid	(132)	(3,610)
Net cash provided by operating activities	**8,707**	**7,082**
CASH FLOW FROM INVESTING ACTIVITIES		
Additions to property, plant and equipment	(5,635)	(5,828)
Proceeds from sale of property, plant and equipment	96	140
Net cash used in investing activities	**(5,539)**	**(5,688)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from current debt	7,274	1,810
Proceeds from non-current debt	2,360	2,697
Repayment of debt	(12,276)	(2,555)
Interest paid	(695)	(816)
Dividends paid	(547)	(261)
Purchase of treasury shares	(193)	-
Proceeds from sale of treasury shares	179	-
Net cash (used in) / provided by financing activities	**(3,898)**	**875**
Effect of inflation on cash and cash equivalents	(303)	(312)
(Decrease) / increase in cash and cash equivalents	**(1,033)**	**1,957**
Cash and cash equivalents at the beginning of year	**2,696**	**739**
Cash and cash equivalents at the end of year	**1,663**	**2,696**

General Director — Evstafiev A.V.

Chief Accountant — Dronova T.P.

25 March 2003

The accompanying notes are an integral part of these financial statements.

JSC Mosenergo
Consolidated Statement of Changes in Shareholders' Equity for the year ended 31 December 2002

(in millions of Russian Roubles ("RR") expressed in terms of the purchasing power of the Russian Rouble as at 31 December 2002)

	Share capital, ordinary shares	Treasury shares	Accumulated deficit	Total shareholders' equity
At 31 December 2000	154,720	-	(69,085)	85,635
Net income	-	-	1,879	1,879
Dividends	-	-	(263)	(263)
At 31 December 2001	**154,720**	**-**	**(67,469)**	**87,251**
At 31 December 2001	154,720	-	(67,469)	87,251
Net loss	-	-	(2,341)	(2,341)
Dividends	-	-	(547)	(547)
Purchase of treasury shares	-	(193)	-	(193)
Sale of treasury shares	-	179	-	179
At 31 December 2002	**154,720**	**(14)**	**(70,357)**	**84,349**

General Director Evstafiev A.V.

Chief Accountant Dronova T.P.

25 March 2003

(in millions of Russian Roubles ("RR") expressed in terms of the purchasing power of the Russian Rouble as at 31 December 2002)

Note 1: The Group and its operations

Open Joint-Stock Company Mosenergo (JSC Mosenergo) is a regional utility company providing electric power and heat generation and distribution services to the city of Moscow, Moscow oblast and surrounding regions. Operations of JSC Mosenergo include approximately 14,797 megawatts ("MW") of installed generating capacity for electricity and 34,992 gigacalories ("Gkal") of installed generating capacity for heat. Additionally, JSC Mosenergo purchases electricity from the Federal Wholesale Market for Electricity and Capacity ("FOREM") as determined by the operating needs of JSC Mosenergo.

The principal operating units of JSC Mosenergo are:

- 16 TETS (heat and electricity generating plants);
- 4 GRES (electricity generating plants);
- 1 GAES (hydro accumulation plant);
- 13 Electricity distribution grids;
- 1 Heat distribution grid.

JSC Mosenergo was registered in the Russian Federation on 06 April 1993 in accordance with State Property Management Committee Decree # 169-R dated 26 March 1993. In accordance with the privatisation of the Russian electric utility industry, JSC Mosenergo was organised as a joint-stock company and certain assets and liabilities formerly under the control of the Ministry of Energy of the Russian Federation were assumed at their net book value.

At 31 December 2002, 50.9 percent ownership interest is controlled by the Russian Open Joint Stock Company Unified Energy System of Russia ("RAO UES"), which was created as the holder of certain significant electricity power generation, transmission and distribution assets during the industry privatisation. This 50.9 percent ownership by RAO UES represents 14,379,166,000 of JSC Mosenergo's ordinary shares.

JSC Mosenergo and its subsidiaries (hereinafter "the Group") are incorporated under the laws of the Russian Federation (the "state"), except for Mosenergo Finance B.V. (see Note 15). The principal subsidiaries of the Group are disclosed in Note 6.

At 31 December 2002, the number of employees of the Group was approximately 48 thousand (31 December 2001: approximately 49 thousand).

The Group's registered office is located at 8 Raushskaya Naberezhnaya, Moscow, 115035, Russia.

Relations with the state. At 31 December 2002, the state owned 52.7 percent of RAO UES, who owned 50.9 percent of the voting ordinary shares of JSC Mosenergo.

The Group's customer base includes a large number of entities controlled by, or related to, the state. Furthermore, the state controls a number of the Group's fuel and other suppliers.

The government of the Russian Federation directly affects the Group's operations through regulation by the Federal Energy Commission ("FEC"), with respect to its wholesale energy purchases, and by the Moscow and Moscow region Regional Energy Commissions ("REC's"), with respect to its retail electricity and heat sales. The operations of all generating facilities are co-ordinated by the Central Dispatch Centre and Regional Dispatch Centres in order to meet system requirements in an efficient manner; these entities are controlled by RAO UES.

Tariffs which the Group may charge for sales of electricity and heat are governed by regulations both specific to the electricity and heat industry and by regulations applicable to natural monopolies. Historically, such tariffs have been based on a "cost-plus" system, meaning cost of service plus a margin, where costs are determined under the Regulations on Accounting and Reporting of the Russian Federation ("RAR"), a basis of accounting which significantly differs from the International Financial Reporting Standards ("IFRS") basis of accounting. In practice, tariff decisions are impacted significantly by social and political considerations, causing significant delays in tariff decisions being received and tariff increases which are lower than required.

(in millions of Russian Roubles ("RR") expressed in terms of the purchasing power of the Russian Rouble as at 31 December 2002)

Note 1: The Group and its operations (continued)

As a condition to privatisation in 1992, the government of the Russian Federation imposed an obligation on regional utility companies to provide connection with respect to the supply of electricity and the supply of heating to customers in the Russian Federation. As part of the state's continuing efforts to collect taxes, Governmental Resolution # 1 was issued on 5 January 1998 and amended on 17 July 1998, which allows the Group to discontinue the supply of electricity and heat to delinquent customers, except for certain governmental and other entities.

As described in Note 22, the government's economic, social and other policies could have material effects on the operations of the Group.

Regulatory and sector restructuring. The power sector is presently undergoing restructuring designed to introduce competition into the electricity sector and to create an environment in which regional utility companies and their successor companies can raise the capital required to maintain and expand current capacity. Under Government Resolution No. 526 dated 11 July 2001 "On the Reform of the Russian Federation Electric Utilities", a non-regulated market is being set up to sell 5-15 percent of the electricity generated. Subsequently all electricity generated is expected to be sold in a competitive, wholesale market. In accordance with the "Action Plan for the 1st Stage of the Electric Utilities Reform", approved by Government Directive No. 471-p dated 5 April 2002, the following is being undertaken:

- Trade System Administrator ("TSA") – in November 2001, a non-commercial partnership "Trade System Administrator of the Wholesale Electricity Market UES" was created to manage the new wholesale market. RAO UES controls 50 percent of the votes in the Supervisory Council of the TSA; the other 50 percent is owned by other industry participants;

- Federal Grid Company – OAO FSK UES ("FSK") was established in June 2002, as a wholly-owned subsidiary of RAO UES, to manage the transmission operations using the transmission assets obtained from RAO UES and its subsidiaries and associates;

- System Operator – OAO System Operator – Central Dispatch Unit of Unified Energy System ("SO") – SO was established in June 2002, to carry out the dispatch functions;

- RAO UES has drafted guidelines that set out the process for establishing wholesale generation companies, including a listing of the power stations included therein. At present, ministries and government agencies of the Russian Federation are considering these guidelines. Further, consultations are being held with heads and representatives of the regions whose power stations are earmarked for integration within the wholesale generation companies, including those owned by the Group.

As part of the restructuring process, amendments to Russian laws governing the future structure and foundations of the electricity market are being considered by legislative bodies of the Russian Federation. The State Duma of Russian Federation has passed on third reading bills on the electric utilities that have been introduced by the Russian Federation.

At this time, the impacts of the industry changes on both the financial results and position of the Group cannot be readily assessed and, accordingly, no provision has been recognised for the effects of the restructuring process.

(in millions of Russian Roubles ("RR") expressed in terms of the purchasing power of the Russian Rouble as at 31 December 2002)

Note 2: Economic environment in the Russian Federation

Economic environment in the Russian Federation. Whilst there have been improvements in the economic situation in the Russian Federation in recent years, the country continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

Note 3: Financial condition

As discussed above, the Group is significantly affected by government policy through control of tariffs and other factors. In recent years the Regional Energy Commissions have not always permitted tariff increases in line with inflation and thus some tariffs are insufficient to cover all the costs of generation and distribution. Moreover, these tariffs consider costs only on a Russian statutory basis and, accordingly, exclude significant additional costs recognised under IFRS basis of accounting. As a result, tariffs often do not allow for an adequate return or provide sufficient funds for the full replacement of property, plant and equipment.

The Group continues to experience problems in obtaining settlement of old accounts receivable. Management has improved significantly the absolute level of settlements for current sales. Currently substantially all settlements of accounts receivables are made in cash. Despite this success, there still remains a significant level of uncollected accounts receivable from earlier periods. There is legislation enabling the Group to cut off non-payers, but this is only practical to a limited extent. In addition, market reforms have reduced the budgets for many governmental organisations, adversely impacting their ability to pay for old and current supplies. Federal, municipal and other governmental organisations make up a significant proportion of the debtor balance as at 31 December 2002.

Management's continuing efforts to improve the Group's financial position concentrate primarily on the following areas:

- collection of old receivables, including such measures as court action, seizure of debtors' assets, restriction of energy and/or heat supply, etc.;
- restructuring and refinancing liabilities to suppliers, mainly to gas companies. A long-term loan of RR 2,334 million (at historic value) with a 10 percent-interest rate received from a related party towards the end of 2001 (see Note 7) enabled the Group to fully settle its current liability to the major gas supplier;
- obtaining additional tariff increases. In May 2002 the average tariffs increased by approximately 23 percent for electricity and by approximately 20 percent for heat and in August 2002 the average tariffs increased by approximately 10 percent for electricity and 13 percent for heat.

Management is confident that its continuing efforts will result in improvements in the Group's profitability and liquidity.

Note 4: Basis of presentation

These consolidated financial statements have been prepared in accordance with IFRS, including International Accounting Standards ("IAS") and Interpretations issued by the IASB. The Group's parent, RAO UES, similarly prepares consolidated financial statements in accordance with IFRS.

The Group maintains its books of accounts and prepares its statutory financial statements in accordance with RAR. These financial statements are based on the statutory records, which are maintained under the historical cost convention method, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRS.

(in millions of Russian Roubles ("RR") expressed in terms of the purchasing power of the Russian Rouble as at 31 December 2002)

Note 4: Basis of presentation (continued)

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates have principally been made in respect of the impairment provision on property, plant and equipment, deferred profits taxes, allowance for doubtful debtors and fair values of financial instruments. Actual results could differ from these estimates.

Inflation accounting. The adjustments and reclassifications made to the statutory records for the purposes of IFRS presentation include the restatement for changes in the general purchasing power of the Russian Rouble in accordance with IAS 29 "Financial Reporting in Hyperinflationary Economies". IAS 29 requires that the financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date.

The conversion factors are derived from the Russian Federation Consumer Price Index ("CPI") published by the Russian State Committee on Statistics (Goscomstat), and from indices obtained from other published sources for years prior to 1992. The index used to restate the balance sheet, based on 1988 prices (1988 = 100), as at 31 December 2002, and the respective conversion factors are:

Date	Index	Conversion Factor
31 December 1998	1,216,400	2.24
31 December 1999	1,661,481	1.64
31 December 2000	1,995,937	1.37
31 December 2001	2,371,572	1.15
31 December 2002	2,730,154	1.00

The significant guidelines followed in restating these financial statements in accordance with IFRS are:

- all amounts, including comparative figures, are stated in terms of the measuring unit current at 31 December 2002;
- monetary assets and liabilities are not restated because they are already expressed in terms of the monetary unit current at 31 December 2002;
- the appraisal values of property, plant and equipment and the impact of any impairment have been restated by applying relevant conversion factors beginning with the appraisal date together with adjustments for additions, disposals and depreciation, all restated by applying the relevant conversion factors;
- non-monetary assets and liabilities (items which are not expressed in terms of the monetary unit current at 31 December 2002) and shareholders' equity, including the share capital, are restated by applying the relevant conversion factors;
- all items in the statements of operations and of cash flows are restated by applying appropriate conversion factors;
- the effect of inflation on the Group's net monetary position is included in the statement of operations as a net monetary gain or loss.

The statement of operations includes a monetary gain of RR 541 million for the year ended 31 December 2002 (year ended 31 December 2001: RR 548 million) because on average the Group had net monetary liabilities during the reporting periods.

As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from 1 January 2003 the Group no longer applies the provisions of IAS 29.

(in millions of Russian Roubles ("RR") expressed in terms of the purchasing power of the Russian Rouble as at 31 December 2002)

Note 5: Summary of significant accounting policies

Principles of consolidation. These consolidated financial statements comprise the financial statements of JSC Mosenergo and the financial statements of those entities whose operations are controlled by the Group (see Note 6). Control is presumed to exist when the Group controls greater than 50 percent of voting rights.

All material intra-group balances and transactions have been eliminated.

Foreign currency. Monetary assets and liabilities which are held by the Group and denominated in foreign currencies at the balance sheet date are translated into Russian Roubles at the exchange rates prevailing at that date. Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transaction. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of operations.

The official rate of exchange, as determined by the Central Bank of the Russian Federation, between the Russian Rouble and the US Dollar ("US$") at 31 December 2002 was RR 31.78:US$1 (31 December 2001: RR 30.14:US$1). Exchange restrictions and controls exist relating to converting the Russian Rouble into other currencies. At present, the Russian Rouble is not a convertible currency outside of the Russian Federation.

Dividends. Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorised for issue.

Property, plant and equipment. Property, plant and equipment as at 31 December 2002 is stated at depreciated replacement cost, based upon values determined by third party valuation at 31 December 1997, and adjusted for subsequent additions at cost, disposals and depreciation, and restated for the impact of inflation. At each reporting date management assesses whether there is any indication of impairment of property, plant and equipment. If any such indication exists, management estimates the recoverable amount which is determined as the higher of an asset's net selling price or its value in use. The carrying amount is reduced to the recoverable amount and the difference is recognised as an expense (impairment loss) in the statement of operations. An impairment loss recognised in prior years is reversed if there has been a change in the estimates used to determine an asset's recoverable amount.

The amounts determined by the third party valuation represent an estimate of depreciated replacement cost. This third party valuation was performed in order to determine a basis for cost because the historical accounting records for property, plant and equipment were not readily available. Therefore, this third party valuation is not a recurring feature since it was intended to determine the initial cost basis of property, plant and equipment. The change in carrying value arising from this valuation was recorded directly to retained earnings.

Major renewals and improvements are capitalised and the assets replaced are retired. Borrowings costs are capitalised if they are directly attributable to constructed asset. Maintenance, repairs and minor renewals are expensed as incurred. Minor renewals include all expenditures that do not result in a technical enhancement of the asset beyond its original capability. Gains and losses arising from the retirement of property, plant and equipment are included in the statement of operations as incurred.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful life of the asset. The average useful lives of assets by type of facility are as follows:

Type of facility	Years
Electricity and heat generation	20 to 50
Electricity distribution	25
Heating networks	20
Other	10

Social assets are excluded from the financial statements as they are not expected to result in future economic benefits to the Group. However, costs for social responsibilities are expensed as incurred.

Note 5: Summary of significant accounting policies (continued)

Cash and cash equivalents. Cash comprises cash in hand and cash deposited in banks "payable on demand". Cash equivalents comprise short-term investments that may be readily converted into cash. Cash equivalents are not subject to the risk of significant changes in value and have an original maturity of three months or less.

The statement of cash flows has been prepared in accordance with IAS 7 "Cash Flow Statements" and has been restated for the effects of inflation, in accordance with IAS 29 "Financial Reporting in Hyperinflationary Economies." The total of operating activities represents actual cash flow transactions from operations. However, individual items within this part of the statement of cash flows are stated inclusive of both cash and non-cash transactions. Management believes that the benefits of providing individual cash items within operating activities are outweighed by the cost of preparation.

Accounts receivable and prepayments. Accounts receivable are recorded inclusive of value added taxes which are payable to tax authorities upon collection of such receivables. Trade and other receivables are adjusted for an allowance made for impairment of these receivables. Such an allowance for impairment of receivables established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the allowance is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers at the date of origination of the receivables.

Value added tax on purchases and sales. Value added tax of 20 percent is applied to the majority of purchases and sales. Value added tax is reclaimable against current value added tax obligations upon payment and receipt of goods or services rendered. These obligations are recorded net of the reclaimed value added tax on purchases. Value added tax on purchases for which either payment has not been made or goods have not been received is recorded as an asset in the balance sheet.

Inventories. Inventories are valued at the lower of net realisable value and weighted average cost, restated to the equivalent purchasing power of the Russian Rouble at the balance sheet date. Provision is made for potential losses on obsolete or slow-moving inventories, taking into account their expected use and future realisable value.

Deferred profit taxes. Deferred profit tax assets and liabilities are calculated in respect of temporary differences using a balance sheet liability method for financial reporting and accounting for deferred profit taxes. Deferred profit taxes are provided for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. A deferred profit tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred profit tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Accounts payable and accrued charges. Accounts payable are stated inclusive of value added taxes which are reclaimable from tax authorities upon the later of receipt of goods or services and settlement of the payable.

Debt. Debt is recognised initially at the fair value of the proceeds received, net of transaction costs incurred. Fair value is determined with reference to market interest rates applicable to the Group when the debt was incurred. In subsequent periods, debt is stated at amortised cost; any difference between the fair value of the proceeds (net of transaction costs) and the redemption amount is recognised in the statement of operations as an interest expense over the period of the debt obligation.

Minority interest. Minority interest represents the minority shareholders' proportionate share of the equity of the Group's subsidiaries. This has been calculated based upon the minority interests' ownership percentage of these subsidiaries.

Pension and post-employment benefits. The Group's mandatory contributions to the governmental pension scheme are expensed when incurred. Discretionary pension and other post-employment benefits are not material.

Note 5: Summary of significant accounting policies (continued)

Environmental liabilities. Liabilities for environmental remediation are recorded where there is a present obligation, the outflow is probable and reliable estimates exist.

Segment information. The Group operates predominantly in a single geographic area and industry; the generation, distribution and sale of electric power and heat in the City Moscow, Moscow oblast and the surrounding regions. It is not feasible to identify distinguishable business segments for electric power and heat production.

Revenue recognition. Revenue is recognised on the delivery of electricity and heat, and on the despatch of non-utility goods and services. Revenue amounts are presented exclusive of value added taxes.

Revenue is based on the application of authorised tariffs for electricity and heat sales as approved by the RECs.

Treasury shares. Where the Group or its subsidiaries purchase JSC Mosenergo's shares, the consideration paid, including any attributable transaction costs, net of income taxes, is deducted from total shareholders' equity as treasury shares until they are cancelled or reissued. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity. Treasury shares are stated at weighted average cost, restated for inflation as at the balance sheet date.

Note 6: Principal subsidiaries

The principal subsidiaries consolidated in the Group's Financial Statements are disclosed in table below:

Name	Location	Percent of ownership	Activity
Mosenergo Finance B.V.	Netherlands	100 %	Operations with securities
KB Transinvestbank (OOO) ("Transinvestbank")	Russian Federation, Moscow	72 %	Banking

Note 7: Related Parties

RAO UES. RAO UES owns 50.9 percent of the ordinary voting shares of JSC Mosenergo and has an effective control over the Group's operations. RAO UES charges the Group a subscription fee at the tariffs approved by the FEC, for the use of the electricity grids. The Group also has a debt due to RAO UES, which was previously received from Centre for Assistance to Reforms of Energy Sector ("CARES"). Under a debt transfer agreement of December, 2001 RAO UES assumed the rights under the original loan agreement. The loan is payable in quarterly installments between 2002 and 2005. The loan was used in full for the repayment of liabilities to OOO Mezhregiongas, a subsidiary of OAO Gazprom.

Energos. All sales to and purchases from the national grids are contracted with electric and heat companies (Energos) through the CDU (a subsidiary of RAO UES) at established and regulated tariffs. Most of the electric and heat companies (Energos) are subsidiaries or associated companies of RAO UES.

OAO "Insurance company "Leader". In December 2002, the Group has obtained the property insurance policy for 2003 from an insurance company Leader which is a 100 percent owned subsidiary of RAO UES.

(in millions of Russian Roubles ("RR") expressed in terms of the purchasing power of the Russian Rouble as at 31 December 2002)

Note 7: Related Parties (continued)

Balances and transactions with related parties of the Group as at and for the periods ended 31 December 2002 and 31 December 2001, consist of the following:

	Volumes of transactions for the year ended		*Accounts receivable / (payable) as at*	
	31 December 2002	**31 December 2001**	**31 December 2002**	**31 December 2001**
Subscription fee				
RAO UES	(4,152)	(3,104)	-	(111)
System Operator	(22)	-	-	-
FOREM transactions				
Electricity purchases	(835)	(237)	(138)	(92)
Advances given	-	-	75	-
Electricity sales	-	202	431	238
Penalties and interest	23	-	-	-
Settlements on loan obtained from RAO UES	620	(2,687)	(1,468)	(1,945)
Interest on loan	(38)	-	-	-
Settlements with insurance company Leader	(49)	-	751	-

Directors' remuneration. Total remuneration paid to the members of the Board of Directors and Management Board for the year ended 31 December 2002 was RR 32,894 thousand (for the year ended 31 December 2001 – RR 16,530 thousand).

Note 8: Property, plant and equipment

Appraisal value or cost	**Electricity and heat generation**	**Electricity distribution**	**Heating networks**	**Construction in progress**	**Other**	**Total**
Opening balance as at 31 December 2001	91,719	34,986	17,955	4,861	40,554	190,075
Additions	-	25	-	6,244	74	6,343
Transfers	2,353	1,442	1,092	(5,811)	924	-
Disposals	(684)	(116)	(16)	(85)	(339)	(1,240)
Closing balance as at 31 December 2002	93,388	36,337	19,031	5,209	41,213	195,178
Accumulated depreciation (including impairment)						
Opening balance as at 31 December 2001	(43,167)	(15,121)	(10,731)	-	(23,552)	(92,571)
Charge for the period	(2,311)	(1,188)	(875)	-	(3,817)	(8,191)
Disposals	301	98	3	-	233	635
Closing balance as at 31 December 2002	(45,177)	(16,211)	(11,603)	-	(27,136)	(100,127)
Net book value as at 31 December 2002	48,211	20,126	7,428	5,209	14,077	95,051

(in millions of Russian Roubles ("RR") expressed in terms of the purchasing power of the Russian Rouble as at 31 December 2002)

Net book value as at 31 December 2001	48,552	19,865	7,224	4,861	17,002	97,504

Note 8: Property, plant and equipment (continued)

Construction in progress represents the carrying amount of property, plant and equipment that has not yet been put into production, including generating stations under construction.

Depreciation of these assets starts after they are put into operation.

Other fixed assets include motor vehicles, computer equipment, office fixtures and other assets not included in categories mentioned above.

Impairment. Management have reassessed the recoverability of property, plant and equipment as at 31 December 2002 and 31 December 2001. Value in use has been estimated through a review of discounted future cash flows, using a discount rate of 16.8 percent. As there has been no material change in the calculated impairment since 31 December 2000, no changes have been recorded subsequent to that date to the existing impairment provision.

The impairment provision within accumulated depreciation amounted to RR 40,302 million as at 31 December 2002 (at 31 December 2001 RR 44,527 million).

The management can not predict with certainty the impact or duration of the current economic difficulties or political decisions as well as the impact of changes in tax or tariff policies.

Management has used various assumptions in the estimation of recoverability. Variations in these assumptions may give rise to a significantly different amount for value in use, which could result in an impairment charge being recorded. In management's opinion, the amount of impairment provision is the best estimate of impairment resulting from the current economic conditions in Russia.

Note 9: Other non-current assets

	31 December 2002	31 December 2001
Long-term trade receivables (Net of provision for impairment of receivables of RR 287 million as at 31 December 2002 and RR 840 million as at 31 December 2001)	342	284
Investments	69	85
Other	217	113
	628	482

Note 10: Cash and cash equivalents

	31 December 2002	31 December 2001
Cash at bank and in hand	1,644	2,689
Foreign currency bank accounts	19	7
	1,663	2,696

Cash and cash equivalents balances do not include the amounts of mandatory reserves held by Transinvestbank, a subsidiary of JSC Mosenergo, in the Central Bank of Russian for the amounts of RR 83 million and RR 94 million as at 31 December 2002 and 31 December 2001 respectively. Such balances are classified within other current assets.

(in millions of Russian Roubles ("RR") expressed in terms of the purchasing power of the Russian Rouble as at 31 December 2002)

Note 11: Accounts receivable and prepayments

	31 December 2002	31 December 2001
Trade receivables (Net of provision for impairment of receivables of RR 2,997 million as at 31 December 2002 and RR 4,240 million as at 31 December 2001)	5,307	6,155
Value added tax recoverable	1,263	952
Prepayments	1,031	641
Advances given to suppliers	883	908
Other receivables (Net of provision for impairment of receivables of RR 997 million as at 31 December 2002 and RR 760 million as at 31 December 2001)	533	925
	9,017	9,581

Management has determined the provision for impairment of receivables based on specific customer identification, industry payment trends, subsequent receipts and settlements and analyses of expected future cash flows. Based on the expected collection rate, discount rates of 20-29 percent have been used in the estimate of fair value of future cash flows. The effects of discounting are reflected in the provision for impairment of receivables and expense. Management believes that the Group will be able to realize the net receivable amount through direct collections and other non-cash settlements and that therefore the recorded value approximates their fair value.

Note 12: Inventories

	31 December 2002	31 December 2001
Fuel production stocks	1,621	1,863
Materials and supplies	1,645	1,546
Other inventories	96	449
	3,362	3,858

Materials and supplies are shown net of provision for obsolete stock of RR 316 million as at 31 December 2002 and RR 312 million as at 31 December 2001.

Note 13: Shareholders' equity

Share Capital	**Number of shares issued and fully paid**	**31 December 2002**	**31 December 2001**
Ordinary shares	28,267,726,000	154,720	154,720
	28,267,726,000	154,720	154,720

The authorised number of ordinary shares is 28,267,726,000 with a nominal value per share of 1 Russian Rouble. All authorised shares have been issued. The value of the share capital is stated in terms of the purchasing power of the Russian Rouble at the balance sheet date.

Dividends. Dividends for the year ended 31 December 2001 approved by the Annual General Meeting on 30 May 2002 were 0.01831 RR per ordinary share (at historic value).

(in millions of Russian Roubles ("RR") expressed in terms of the purchasing power of the Russian Rouble as at 31 December 2002)

Note 13: Shareholders' equity (continued)

Treasury shares. At 31 December 2002 Transinvestbank, a 72 percent owned subsidiary of the Group, owned 0.05 percent of the ordinary shares of JSC Mosenergo. These ordinary shares carry voting rights in the same proportion as other ordinary shares of JSC Mosenergo. Voting rights carried by these shares are effectively controlled by management of the Group. Treasury shares as at 31 December 2002 represent 13,732,600 ordinary shares (31 December 2001: 32,600).

Note 14: Profit tax

	Year ended 31 December 2002	Year ended 31 December 2001
Current profit tax charge	(752)	(2,438)
Deferred profit tax charge	(1,189)	(1,542)
Effect of profit tax rate reduction on deferred profit tax	-	4,256
Total profit tax (charge) / benefit	(1,941)	276

During the year ended 31 December 2001, the Group was subject to profit tax rates of 35 percent on taxable profit. As a result of changes in the Russian tax legislation which were enacted in August 2001, effective 1 January 2002, the profit tax rate has been changed to 24 percent.

Loss / (income) before profit tax for financial reporting purposes is reconciled to the profit tax (charge) / benefit as follows:

	Year ended 31 December 2002	Year ended 31 December 2001
Loss / (income) before taxation	380	(1,625)
Theoretical profit tax credit / (charge) at an average statutory tax rate of 24 percent thereon (2001: 35 percent)	91	(569)
Tax effect of items which are not deductible or assessable for taxation purposes:		
- Non-temporary elements of monetary gains / losses	(3,043)	(5,413)
- Effect from release of provision for impairment of receivables	182	81
- Non-deductible expenses, net	(322)	(283)
Inflation effect on deferred profit tax balance at beginning of the period and current profit tax charge	1,265	2,069
Effect of profit tax rate reduction on deferred profit taxes	-	4,256
Other effects	(114)	135
Total profit tax (charge) / benefit	(1,941)	276

The non-temporary elements of monetary gains and losses reflect the effect of the theoretical profit tax charge on inflation with respect to non-monetary items of a non-temporary nature (e.g. shareholders' equity, minority interests and deferred profit tax liabilities).

(in millions of Russian Roubles ("RR") expressed in terms of the purchasing power of the Russian Rouble as at 31 December 2002)

Note 14: Profit tax (continued)

Deferred profit tax. Differences between IFRS and Russian statutory taxation regulations give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and for profit tax purposes. Deferred profit tax assets and liabilities are measured at 24 percent, the rate applicable when the asset or liability will reverse.

Deferred profits tax liability	31 December 2002	Movement for the period	31 December 2001
Property, plant and equipment	10,655	1,688	8,967
Trade receivables	(93)	(458)	365
Other	(86)	(41)	(45)
	10,476	1,189	9,287

Note 15: Non-current debt

	Currency	Interest rate	Due	31 December 2002	31 December 2001
Eurobonds	US dollar	8.375%	2002	-	5,234
IFC	US dollar	LIBOR+3.5%	2003 – 2009	500	624
EBRD	US dollar	LIBOR+3.5%	2003 – 2009	750	936
EBRD	US dollar	LIBOR+4.0%	2003 – 2009	2,225	-
Ljubljana Bank	EURO	EURIBOR+3.375%	2003	58	179
RAO UES (see Note 7)	RR	20.6 – 23.2%	2003 – 2005	1,468	1,945
Total non-current debt				5,001	8,918
Less current portion				(1,100)	(6,041)
				3,901	2,877

Eurobonds. During 2002 JSC Mosenergo was the Guarantor of the Eurobonds issued by the Group's wholly owned subsidiary, Mosenergo Finance B.V., which was registered in the Netherlands specifically for performing operations with securities.

Interest is payable semi-annually in arrears, on 9 April and 9 October of each year. The face value of the notes is determined to be US$1,000 without interest coupons attached. The Group redeemed the Eurobonds in October 2002.

EBRD and IFC loans. These loans were obtained in April 1998 to finance construction of Zagorskaya GAES, one of the principal operating units. Loans from EBRD and IFC were received under non-revolving line of credit agreements (loan amount not to exceed US$ 50 million in total). The full amount available under the agreements had been provided to the Group by 31 March 2001. The Group is required to make 18 principal payments on a semi-annual basis, beginning 15 January 2001. Interest is payable at the same time as the principal. Certain equipment of one of the principal operating units is pledged as collateral for the loans.

In August 2002 the Group obtained a new loan from EBRD under non-revolving line of credit for the amount of US$ 70 million. The Group is required to make 10 principal payments semi-annually, beginning 28 May 2003. Interest is payable at the same time as the principal.

RAO UES loan. This loan was obtained from CARES for the repayment of debt to a gas supplier. The loan was obtained from CARES on 25 December 2001 in the amount of RR 2,334 million (at historic value) bearing interest of 10 percent. Subsequently CARES assigned the right of demand to RAO UES. The debt to RAO UES has been recorded net of discounts, calculated at a discount rate of 20.6 – 23.2 percent (see Note 19).

(in millions of Russian Roubles ("RR") expressed in terms of the purchasing power of the Russian Rouble as at 31 December 2002)

Note 15: Non-current debt (continued)

The long-term loans have the following maturity profile:

Maturity table	31 December 2002	31 December 2001
Due for payment		
Between one and two years	1,075	735
Between two and five years	2,468	1,557
After 5 years	358	585
	3,901	2,877

Note 16: Current debt and current portion of non-current debt

	Currency	Interest rate	31 December 2002	31 December 2001
Agropromkredit	RR	20.00%	250	-
Alpha Bank	RR	19.00%	-	576
Eurofinance	RR	19.50 – 23.00%	300	145
Bank of Moscow	RR	18.00 – 21.75%	500	576
International Industrial Bank	RR	19.00%	1,002	-
Current portion of non-current debt			1,100	6,041
			3,152	7,338

The loans from Eurofinance and Bank of Moscow are secured by fuel inventory.

Note 17: Accounts payable and accrued charges

	31 December 2002	31 December 2001
Trade payables	2,605	2,793
Financing from Moscow Government	1,309	1,308
Accrued liabilities and other creditors	2,022	2,092
	5,936	6,193

Financing from Moscow Government relates to the funds received by the Group, on return basis, as a contribution of Moscow Government towards the construction of distribution and heating network assets. Repayment terms stipulated that certain assets (as provided by further agreements), upon their completion, will be transferred to Moscow Government in the settlement of the above liability.

Note 18: Taxes payable

	31 December 2002	31 December 2001
Value added tax	1,526	1,128
Property tax	244	109
Profit tax	163	-
Turnover taxes	143	132
Employee taxes payable	97	181
Other taxes	89	186
	2,262	1,736

(in millions of Russian Roubles ("RR") expressed in terms of the purchasing power of the Russian Rouble as at 31 December 2002)

Note 18: Taxes payable (continued)

Included in the balances above are certain amounts which only become payable to the authorities when the underlying receivable balance is recovered, namely:

- value added tax - RR 931 million (at 31 December 2001: RR 1,109 million);
- turnover taxes at 31 December 2001: RR 67 million.

Note 19: Monetary effects and financing items

	Year ended 31 December 2002	Year ended 31 December 2001
Monetary gain	541	548
Interest expense	(917)	(819)
Gain on low interest loan obtained	-	797
Foreign exchange loss	(303)	(473)
	(679)	53

The fair value of loan received from RAO UES (see Note 15) at inception was estimated at a discount rate of 20.6 – 23.2 percent which resulted in recognition of gain for the amount of RR 797 million in the year ended 31 December 2001. In the year ended 31 December 2002 RR 386 million of the discount was amortized. Such amortization effect was included into interest expense.

Note 20: Earnings per share

Earnings per share is calculated by dividing the net income attributable to shareholders by the weighted average number of ordinary shares outstanding during the period.

Ordinary Shares	Year ended 31 December 2002	Year ended 31 December 2001
Weighted average number of ordinary shares outstanding (thousands)	28,267,726	28,267,726
Adjusted for weighted average number of treasury shares (thousands)	(6,883)	(35)
Weighted average number of ordinary shares outstanding (thousands)	28,260,843	28,267,691
Net (loss) / income	(2,341)	1,879
(Loss) /income per ordinary share – basic and diluted, in Russian Roubles	(0.08)	0.07

Note 21: Commitments

Fuel commitments. The Group has a number of outstanding fuel contracts. Gas supplies are mostly received from OOO Mezhregiongas, a subsidiary of OAO Gazprom. The gas is supplied under a framework agreement, which was entered into during 1998 and extends until 2007. The quantity of gas to be supplied each year is determined annually. The purchase price of the contract is fixed at the level determined by FEC resolution. The supply of mazute in 2002 was received under a long-term contract concluded with ZAO Lukoil-Moscow Resource. The purchase price is determined on a quarterly basis.

(in millions of Russian Roubles ("RR") expressed in terms of the purchasing power of the Russian Rouble as at 31 December 2002)

Note 21: Commitments (continued)

Social commitments. The Group contributes to the maintenance and upkeep of the local infrastructure and the welfare of its employees, including contributions toward the construction, development and maintenance of housing, hospitals, recreation and other social needs in the geographical areas in which it operates.

Capital commitments. Future capital expenditures for which contracts have been signed amount to RR 1,395 million at 31 December 2002 (at 31 December 2001 : RR 574 million).

Note 22: Contingencies and operating risks

Political environment. The operations and earnings of the Group continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those related to environmental protection, in Russia.

Insurance. The Group held limited insurance policies in relation to its assets, operations, public liability or other insurable risks. Accordingly, the Group is exposed to those risks for which it does not have insurance.

Legal proceedings. The Group is a party to certain legal proceedings arising in the ordinary course of business. In the opinion of management, there are no current legal proceedings or other claims outstanding which, upon final disposition, will have a material adverse effect on the financial position of the Group.

Taxation. Russian tax legislation is subject to varying interpretations and changes occur frequently. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activity of the Group may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Group may be assessed additional taxes, penalties and interest, which can be significant. Periods remain open to review by the tax and customs authorities with respect to tax liabilities for three years.

Industry changes. As described in Note 1, the Russian Federation Government has passed several resolutions in respect of restructuring the electricity sector in Russia. Management currently is unable to estimate the effects of reforms or the resulting future impact on the financial position of the Group.

Environmental matters. The Group and its predecessor entities have operated in the electric power industry in the Russian Federation for many years. The enforcement of environmental regulation in the Russian Federation is evolving and the enforcement posture of government authorities is continually being reconsidered. Group entities periodically evaluate their obligations under environmental regulations. Potential liabilities might arise as a result of changes in legislation and regulations or civil litigation. The impact of these potential changes cannot be estimated, but could be material. In the current enforcement climate, under existing legislation, management believes that there are no significant liabilities for environmental damage.

Note 23: Financial instruments and financial risk factors

Financial risk factors. The Group's activities expose it to a variety of financial risks, including the effects of: changes in foreign currency exchange rates, changes in interest rates and the collectibility of receivables. The Group does not have a risk policy to hedge its financial exposures.

Credit risk. Financial assets, which potentially subject the Group to concentrations of credit risk, consist principally of trade receivables. Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to the Group beyond the provision for impairment of receivables already recorded.

Foreign exchange risk. The Group primarily operates within the Russian Federation. The majority of the Group's purchases are denominated in Russian Roubles. The major concentration of foreign exchange risk is in relation to foreign currency denominated borrowings as disclosed in Notes 15 and 16.

Interest rate risk. Although the majority of long-term borrowings are at variable interest rates, the largest part of the Group's current debt is at fixed rates (see notes 15 and 16). Assets are generally non-interest bearing.

EXHIBIT II

PRO FORMA FINANCIAL STATEMENTS

The following unaudited pro forma financial information gives pro forma effect to the Spin-offs, after giving effect to the pro forma adjustments described in the accompanying notes.

The unaudited pro forma income statements for the financial year ended December 31, 2003 and December 31, 2002 have been prepared as if the Spin-offs had occurred on January 1, 2002. The unaudited pro forma balance sheets as of December 31, 2003 and December 31, 2002 have been prepared as if the Spin-offs had occurred on January 1, 2002.

The unaudited pro forma financial information has been extracted from, and should be read in conjunction with, the historical audited consolidated financial information for Mosenergo included in Exhibit I.

The pro forma financial information is provided for illustrative purposes only and does not purport to represent what the actual results of operations or the financial position of Mosenergo or any of the Newcos would have been had the Spin-offs occurred on the above-described dates, nor is it necessarily indicative of the operating results or financial position of Mosenergo or any Newco for any future periods, particularly in light of the significant changes in the structure and operating conditions of the entire sector as a result of the Reform Acts and their implementation as elsewhere described in the Information Statement. Moreover, the pro forma financial information has been prepared on the basis of principles that differ from those applied under Russian rules for the preparation of the Separation Balance Sheet. See Exhibit III.

The unaudited pro forma financial information has been prepared in accordance with IFRS, which differs in certain respects from U.S. GAAP. For a description of the principal differences between IFRS and U.S. GAAP see "Management's Discussion and Analysis" above.

JSC Mosenergo: Pro Forma Financial Statements - Income Statement

2003	1	2	3	4	5	6	7	8	9	10	12	11	13	14			
	OAO Energy Management Company	OAO Specialized Design Bureau for Repair and Modernization	OAO Mosenergosetstroi	OAO Mosteploseteneregoremont	OAO Moscow Region Electricity Network Company	OAO Trunk Grid Company	OAO Mosenergosbyt - Supply Company	OAO Zagorskaya GaES	OAO Moscow City Electricity Network Company	OAO Moscow City Heating Network Company	OAO GRES-5	OAO GRES-4	OAO GRES 24	OAO Mosenergo	Total	ICO	TOTAL w/o ICO
mln RR																	
Revenues																	
Electricity	-	-	-	-	-	-	47,130	1,908	-	-	3,067	3,613	816	20,646	77,180	30,050	47,130
Heating	-	-	-	-	-	-	-	-	-	-	102	80	-	14,017	14,199	1,281	12,918
Distribution services	-	-	-	-	7,693	1,065	-	-	3,379	7,035	-	-	-	-	19,172	12,137	7,035
Repair services	-	37	10	342	-	-	-	-	-	-	-	-	-	-	389	389	-
Other	45	1	29	2	444	-	88	2	100	651	11	43	99	2,069	3,584	1,173	2,411
Total revenues	**45**	**38**	**39**	**344**	**8,137**	**1,065**	**47,218**	**1,910**	**3,479**	**7,686**	**3,180**	**3,736**	**915**	**36,732**	**114,524**	**45,030**	**69,494**
Costs and other deductions																	
Fuel expenses	-	-	-	-	2	-	2	-	-	1	1,627	2,077	452	19,499	23,660	-	23,660
Wages and payroll taxes	43	28	10	144	2,132	192	491	136	1,007	1,069	522	550	202	4,619	11,145	225	10,920
Depreciation	-	1	8	40	1,527	128	47	370	683	1,131	365	217	83	4,271	8,871	49	8,822
Repairs and maintenance	-	5	-	15	902	82	39	63	688	3,242	254	335	16	2,569	8,210	21	8,189
Transmission fees	-	-	-	-	-	-	5,531	-	-	-	-	-	-	-	5,531	-	5,531
Taxes other than on income	-	-	-	1	346	(1)	(4)	288	228	41	63	163	24	1,166	2,315	-	2,315
Other materials	-	1	7	128	268	24	580	8	77	46	30	30	54	281	1,534	136	1,398
Insurance costs	-	-	-	-	252	22	8	52	113	136	39	38	13	514	1,187	-	1,187
Purchased power	-	-	-	-	-	-	125	861	-	-	-	-	-	-	986	-	986
Social expenditures	-	-	-	1	56	5	-	11	7	3	28	-	7	504	622	1	621
Increase of provision for impairment of receivables	-	-	-	-	-	-	236	-	-	-	-	-	-	362	598	-	598
Water usage expenses	-	-	-	1	13	1	-	6	3	342	3	67	1	355	792	342	450
Loss / (Gain) on disposal of fixed assets	-	-	1	(9)	22	3	-	(2)	(944)	22	3	-	-	37	(867)	(8)	(859)
Fees for electricity distribution (intercompany)	-	-	-	-	-	-	12,137	-	-	-	-	-	-	-	12,137	12,137	-
Purchased electricity (intercompany)	-	-	-	-	-	-	26,731	-	-	-	-	-	-	-	26,731	26,731	-
Line losses	-	-	-	-	2,045	542	-	-	732	1,281	-	-	-	-	4,600	4,600	-
Other expenses	3	2	11	21	361	32	1,222	117	149	373	215	228	56	2,234	5,024	796	4,228
Total costs and other deductions	**46**	**37**	**37**	**342**	**7,926**	**1,030**	**47,145**	**1,910**	**2,743**	**7,687**	**3,149**	**3,705**	**908**	**36,411**	**113,076**	**45,030**	**68,046**
Income / (loss) from operations	**(1)**	**1**	**2**	**2**	**211**	**35**	**73**	**-**	**736**	**(1)**	**31**	**31**	**7**	**321**	**1,448**	**-**	**1,448**
Monetary effects and financing items	-	-	-	-	-	-	-	-	-	-	-	-	-	(655)	(655)	-	(655)
Income / (loss) before income tax and minority interest	**(1)**	**1**	**2**	**2**	**211**	**35**	**73**	**-**	**736**	**(1)**	**31**	**31**	**7**	**(334)**	**793**	**-**	**793**
Current income tax charge	-	(1)	(2)	(1)	(171)	(28)	(57)	-	(598)	-	(25)	(26)	(6)	(259)	(1,174)	-	(1,174)
Deferred income tax benefit	-	-	1	9	117	4	13	78	72	97	63	59	20	683	1,216	-	1,216
Income / (loss) before minority	**(1)**	**-**	**1**	**10**	**157**	**11**	**29**	**78**	**210**	**96**	**69**	**64**	**21**	**90**	**835**	**-**	**835**
Minority interest: share of net result	-	-	-	-	-	-	-	-	-	-	-	-	-	(98)	(98)	-	(98)
Net income / (loss)	**(1)**	**-**	**1**	**10**	**157**	**11**	**29**	**78**	**210**	**96**	**69**	**64**	**21**	**(8)**	**737**	**-**	**737**

2002	1	2	3	4	5	6	7	8	9	10	12	11	13	14			
	OAO Energy Management Company	OAO Specialized Design Bureau for Repair and Modernization	OAO Mosenergosetstroi	OAO Mosteploseteneregoremont	OAO Moscow Region Electricity Network Company	OAO Trunk Grid Company	OAO Mosenergosbyt - Supply Company	OAO Zagorskaya GaES	OAO Moscow City Electricity Network Company	OAO Moscow City Heating Network Company	OAO GRES-5	OAO GRES-4	OAO GRES 24	OAO Mosenergo	Total	ICO	TOTAL w/o ICO
mln RR																	
Revenues																	
Electricity	-	-	-	-	-	-	37,685	1,585	-	-	2,335	2,732	577	17,142	62,056	24,371	37,685
Heating	-	-	-	-	-	-	-	-	-	-	75	59	-	10,356	10,490	946	9,544
Distribution services	-	-	-	-	5,798	930	-	-	3,136	7,198	-	-	-		17,062	9,864	7,198
Repair services	-	34	11	307	-	-	-	-	-	-	-	-	-	-	352	352	-
Other	35	-	25	4	282	-	128	2	95	406	12	64	78	1,597	2,728	859	1,869
Total revenues	35	34	36	311	6,080	930	37,813	1,587	3,231	7,604	2,422	2,855	655	29,095	92,688	36,392	56,296
Costs and other deductions																	
Fuel expenses	-	-	-	-	-	-	-	-	-	-	1,149	1,669	292	15,228	18,338		18,338
Wages and payroll taxes	33	24	8	123	1,681	205	569	105	1,142	823	425	452	170	3,798	9,558	188	9,370
Depreciation	-	-	11	23	1,274	137	53	305	564	1,001	400	148	56	4,253	8,225	34	8,191
Repairs and maintenance	-	7	-	6	512	63	-	47	500	2,637	246	289	19	2,123	6,449	13	6,436
Transmission fees	-	-	-	-	-	-	4,608	-	-	-	-	-	-	-	4,608	-	4,608
Taxes other than on income	-	-	-	1	271	5	296	190	68	105	57	123	31	1,208	2,355	1	2,354
Other materials	-	1	7	131	224	27	340	8	84	49	24	31	51	373	1,350	139	1,211
Insurance costs	-	-	-	-	127	15	5	31	60	73	23	23	8	297	662	-	662
Purchased power	-	-	-	-	-	-	163	672	-	-	-	-	-	-	835	-	835
Social expenditures	-	-	-	1	47	5	-	11	5	4	25	-	9	472	579	1	578
Release of provision for impairment of receivables	-	-	-	-	-	-	(669)	-	-	-	-	-	-	(90)	(759)	-	(759)
Water usage expenses	-	-	-	-	11	1	-	5	4	278	5	13	1	329	647	278	369
Loss on disposal of fixed assets	-	-	-	2	15	2	12	107	36	8	-	27	-	299	508	2	506
Fees for electricity distribution (intercompany)	-	-	-	-	-	-	9,864	-	-	-	-	-	-	-	9,864	9,864	-
Purchased electricity (intercompany)	-	-	-	-	-	-	21,684	-	-	-	-	-	-	-	21,684	21,684	-
Line losses	-	-	-	-	1,656	439	-	-	593	946	-	-	-	-	3,634	3,634	-
Other expenses	2	2	11	18	260	31	835	108	175	309	146	172	39	1,744	3,852	554	3,298
Total costs and other deductions	35	34	37	305	6,078	930	37,760	1,589	3,231	6,233	2,500	2,947	676	30,034	92,389	36,392	55,997
Income / (loss) from operations	-	-	(1)	6	2	-	53	(2)	-	1,371	(78)	(92)	(21)	(939)	299	-	299
Monetary effects and financing items	-	-	-	3	114	3	4	25	49	59	19	18	6	(979)	(679)	-	(679)
Income / (loss) before income tax and minority interest	-	-	(1)	9	116	3	57	23	49	1,430	(59)	(74)	(15)	(1,918)	(380)	-	(380)
Current income tax charge	-	-	-	(2)	-	-	(28)	-	-	(722)	-	-	-	-	(752)	-	(752)
Deferred income tax charge	-	-	1	(21)	(404)	(7)	(5)	(45)	(3)	(278)	(21)	(20)	(14)	(372)	(1,189)	-	(1,189)
Income / (loss) before minority	-	-	-	(14)	(288)	(4)	24	(22)	46	430	(80)	(94)	(29)	(2,290)	(2,321)	-	(2,321)
Minority interest: share of net result	-	-	-	-	-	-	-	-	-	-	-	-	-	(20)	(20)	-	(20)
Net Income / (loss)	-	-	-	(14)	(288)	(4)	24	(22)	46	430	(80)	(94)	(29)	(2,310)	(2,341)	-	(2,341)

2003	1	2	3	4	5	6	7	8	9	10	11	12	13	14			
	OAO Energy Management Company	OAO Specialized Design Bureau for Repair and Modernization	OAO Mosenergosetstroi	OAO Mosteploseteneneгgoremont	OAO Moscow Region Electricity Network Company	OAO Trunk Grid Company	OAO Mosenergosbyt - Supply Company	OAO Zagorskaya GaES	OAO Moscow City Electricity Network Company	OAO Moscow City Heating Network Company	OAO GRES-5	OAO GRES-4	OAO GRES 24	OAO Mosenergo	Total	ICO	TOTAL w/o ICO
mln RR																	
Assets																	
Non-current assets																	
Property, plant and equipment	-	4	41	437	21,197	484	625	4,140	8,944	10,730	3,082	3,031	1,067	40,513	94,295	-	94,295
Other non-current assets	-	-	-	-	24	-	411	-	1,744	340	-	15	-	1,012	3,546	-	3,546
Total non-current assets	-	4	41	437	21,221	484	1,036	4,140	10,688	11,070	3,082	3,046	1,067	41,525	97,841	-	97,841
Current assets																	
Inventories	-	-	4	59	312	-	21	6	77	328	364	550	85	2,566	4,372	-	4,372
Accounts receivable and prepayments	-	5	28	53	1,634	94	7,013	806	1,653	2,801	720	793	182	6,457	22,239	13,528	8,711
Cash	0.109	1	-	6	134	18	776	31	57	121	58	61	15	2,265	3,543	-	3,543
Other current assets	-	-	-	-	-	-	-	-	-	-	-	-	-	2,091	2,091	-	2,091
Total current assets	0.109	6	32	118	2,080	112	7,810	843	1,787	3,250	1,142	1,404	282	13,379	32,245	13,528	18,717
Total assets	0.109	10	73	555	23,301	596	8,846	4,983	12,475	14,320	4,224	4,450	1,349	54,904	130,086	13,528	116,558
Shareholders' equity and liabilities																	
Shareholders' equity																	
Share capital																	
Ordinary shares	0.105	3	28	283	14,134	1,413	282	2,827	5,654	8,480	1,413	1,413	565	154,720	191,215	36,495	154,720
Treasury shares	-	-	-	-	-	-	-	-	-	-	-	-	-	(9)	(9)	-	(9)
	0.105	3	28	283	14,134	1,413	282	2,827	5,654	8,480	1,413	1,413	565	154,711	191,206	36,495	154,711
Accumulated (deficit) / Retained profit	0.004	-	34	171	3,173	(915)	1,924	1,576	3,778	(1,143)	2,251	2,419	625	(120,527)	(106,634)	(36,495)	(70,139)
Total shareholders' equity	0.109	3	62	454	17,307	498	2,206	4,403	9,432	7,337	3,664	3,832	1,190	34,184	84,572	-	84,572
Minority Interest	-	-	-	-	-	-	-	-	-	-	-	-	-	177	177	-	177
Non-current liabilities																	
Non-current debt	-	-	-	-	-	-	-	-	-	-	-	-	-	2,726	2,726	-	2,726
Deferred income tax	-	-	4	43	2,081	48	61	405	878	1,054	303	298	105	3,978	9,258	-	9,258
Other non-current liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total non-current liabilities	-	-	4	43	2,081	48	61	405	878	1,054	303	298	105	6,704	11,984	-	11,984
Current liabilities																	
Current debt and current portion of non-current debt	-	-	-	-	-	-	-	-	1,684	315	-	-	-	7,213	9,212	-	9,212
Accounts payable and accrued charges	-	6	2	52	3,728	29	4,731	41	212	5,470	121	168	19	4,718	19,297	11,595	7,702
Taxes payable	-	1	5	6	185	21	1,848	134	269	144	136	152	35	1,908	4,844	1,933	2,911
Total current liabilities	-	7	7	58	3,913	50	6,579	175	2,165	5,929	257	320	54	13,839	33,353	13,528	19,825
Total liabilities	-	7	11	101	5,994	98	6,640	580	3,043	6,983	560	618	159	20,543	45,337	13,528	31,809
Total shareholders' equity and liabilities	0.109	10	73	555	23,301	596	8,846	4,983	12,475	14,320	4,224	4,450	1,349	54,904	130,086	13,528	116,558

JSC Mosenergo: Pro Forma Financial *Statements* - Balance Sheet

2002	1	2	3	4	5	6	7	8	9	10	12	11	13	14			
	OAO Energy Management Company	OAO Specialized Design Bureau for Repair and Modernization	OAO Mosenergosetstroi	OAO Mosteplosetenergoremont	OAO Moscow Region Electricity Network Company	OAO Trunk Grid Company	OAO Mosenergosbyt - Supply Company	OAO Zagorskaya GaES	OAO Moscow City Electricity Network Company	OAO Moscow City Heating Network Company	OAO GRES-5	OAO GRES-4	OAO GRES 24	OAO Mosenergo	Total	ICO	TOTAL w/o ICO
mln RR																	
Assets																	
Non-current assets																	
Property, plant and equipment	-	4	46	473	19,942	467	673	4,398	8,620	10,442	3,319	3,232	1,134	42,301	95,051	-	95,051
Other non-current assets	-	-	-	-	-	-	342	-	-	-	-	-	-	286	628	-	628
Total non-current assets	-	4	46	473	19,942	467	1,015	4,398	8,620	10,442	3,319	3,232	1,134	42,587	95,679	-	95,679
Current assets																	
Inventories	-	-	4	41	320	-	262	5	59	203	185	391	87	1,805	3,362	-	3,362
Accounts receivable and prepayments	-	1	20	70	1,022	80	4,895	495	2,007	1,406	619	702	101	7,164	18,582	9,565	9,017
Cash	0.109	1	-	6	108	17	679	29	58	136	43	51	12	523	1,663	-	1,663
Other current assets	-	-	-	-	-	-	-	-	-	-	-	-	-	546	546	-	546
Total current assets	0.109	2	24	117	1,450	97	5,836	529	2,124	1,745	847	1,144	200	10,038	24,153	9,565	14,588
Total assets	0.109	6	70	590	21,392	564	6,851	4,927	10,744	12,187	4,166	4,376	1,334	52,625	119,832	9,565	110,267
Shareholders' equity and liabilities																	
Shareholders' equity																	
Share capital																	
Ordinary shares	0.105	3	28	283	14,134	1,413	282	2,827	5,654	8,480	1,413	1,413	565	154,720	191,215	36,495	154,720
Treasury shares	-	-	-	-	-	-	-	-	-	-	-	-	-	(14)	(14)	-	(14)
	0.105	3	28	283	14,134	1,413	282	2,827	5,654	8,480	1,413	1,413	565	154,706	191,201	36,495	154,706
Accumulated (deficit) / Retained profit	0.004	-	33	162	3,017	(925)	1,895	1,497	3,569	(1,240)	2,182	2,355	604	(120,001)	(106,852)	(36,495)	(70,357)
Total shareholders' equity	0.109	3	61	445	17,151	488	2,177	4,324	9,223	7,240	3,595	3,768	1,169	34,705	84,349	-	84,349
Minority interest	-	-	-	-	-	-	-	-	-	-	-	-	-	79	79	-	79
Non-current liabilities																	
Non-current debt	-	-	-	-	-	-	-	-	-	-	-	-	-	3,901	3,901	-	3,901
Deferred income tax	-	-	5	52	2,198	51	74	485	950	1,151	366	356	125	4,663	10,476	-	10,476
Other non-current liabilities	-	-	-	-	-	-	63	-	-	-	-	-	-	49	112	-	112
Total non-current liabilities	-	-	5	52	2,198	51	137	485	950	1,151	366	356	125	8,613	14,489	-	14,489
Current liabilities																	
Current debt and current portion of non-current debt	-	-	-	-	-	-	-	-	-	-	-	-	-	3,152	3,152	-	3,152
Accounts payable and accrued charges	-	2	1	88	1,890	20	3,350	36	226	3,635	91	124	19	4,665	14,147	8,211	5,936
Taxes payable	-	1	3	5	153	5	1,187	82	345	161	114	128	21	1,411	3,616	1,354	2,262
Total current liabilities	-	3	4	93	2,043	25	4,537	118	571	3,796	205	252	40	9,228	20,915	9,565	11,350
Total liabilities	-	3	9	145	4,241	76	4,674	603	1,521	4,947	571	608	165	17,841	35,404	9,565	25,839
Total shareholders' equity and liabilities	0.109	6	70	590	21,392	564	6,851	4,927	10,744	12,187	4,166	4,376	1,334	52,625	119,832	9,565	110,267

Mosenergo

Notes to
Retrospective IFRS Pro Forma Financial Statements
for Mosenergo (following the Spin-offs) and the Newcos
for 2002-2003

1. Key assumptions, general for all Pro Forma Financial Statements

1.1. OAO Mosenergosbyt – Supply Company has been charged for the electricity transmission services provided by OAO Trunk Grid Company, OAO Moscow City Electricity Network Company and OAO Moscow Region Electricity Network Company.

1.2. The heat transmission services provided by OAO Moscow Heating Network Company have been charged to wholesale or retail consumers.

1.3. All costs, including technological electricity losses, and amounts of actual capital spending related to investment programs (including financing out of net income) of the three electricity network companies (OAO Trunk Grid Company, OAO Moscow City Electricity Network Company and OAO Moscow Region Electricity Network Company), OAO Moscow Heating Network Company and OAO Zagorskaya GaES , have been covered by revenue (and hence respective tariffs) of these companies.

1.4. Revenue (and hence electricity tariffs) of all generating companies were equal and calculated by subtracting from the revenue of Mosenergo (prior to the Spin-offs) the revenues of the companies listed in the previous paragraph 1.3 and a sales mark-up of OAO Mosenergosbyt – Supply Company (see paragraph 1.12.), and then allocating the remainder among these generating companies ensuring their equal operational profitability.

1.5. The Revenue of OAO Energy Management Company has been calculated as being equal to the actual remuneration paid to the members of the Management Board and the Board of Directors of Mosenergo.

1.6. Services have been rendered by OAO Specialized Design Bureau for Repair and Modernization to Mosenergo (following the Spin-offs) (see Attachment 1 to these Notes).

1.7. Repair services have been rendered by OAO Mosenergosetstroy to OAO Moscow City Electricity Network Company, OAO Moscow Region Electricity Network Company and OAO Trunk Grid Company (see Attachment 1 to these Notes).

1.8. Repair services have been rendered by OAO Mosteplosetenergoremont to OAO Moscow Heating Network Company (see Attachment 1 to these Notes).

1.9. The financial statements of Mosenergo are consolidated (include Commercial Bank Transinvestbank and TsOP-Energo).

1.10. OAO Zagorskaya GaES has purchased electricity from the Wholesale Electricity Market (FOREM).

1.11. OAO Trunk Grid Company's costs have been calculated using its total forecasted costs for 2004. The structure (mix) of these costs was the same as of OAO Moscow Region Electricity Network Company.

1.12. The sales mark-up (Income from operations) added by OAO Mosenergosbyt – Supply Company has been set at fixed amounts: of RR53 million for 2002 and RR73 million for 2003.

2. Key assumptions for preparation of Pro Forma Balance Sheets

2.1. Assets and liabilities have been allocated among Mosenergo **(following the Spin-offs)** and the Newcos in accordance with the allocation of existing Mosenergo branches among Mosenergo **(following the Spin-offs)** and the Newcos (see Attachment 2 to these Notes).

2.2. Cash balances have been allocated pro rata to the revenue received by Mosenergo **(following the Spin-offs)** and the Newcos as reflected in Pro Forma Income Statements except for cash provided in December 2003 for the purposes related to the restructuring process, which has been allocated to Mosenergo **(following the Spin-offs)**.

2.3. Receivables (including a provision for their impairment) for electricity and related deferred VAT have been allocated to OAO Mosenergosbyt – Supply Company.

2.4. Receivables (including a provision for their impairment) for heat and related deferred VAT have been allocated to Mosenergo **(following the Spin-offs)**.

2.5. The share capital of Mosenergo **(following the Spin-offs)** is equal to the share capital of Mosenergo (prior to the Spin-offs). The share capital of the Newcos is equal to the corresponding amounts shown in the Separation Balance Sheet (see paragraph 5.3. of these Notes for further explanation of the Separation Balance Sheet).

2.6. Treasury shares have been allocated to Mosenergo **(following the Spin-offs)**.

2.7. Non-current debt, other non-current liabilities, as well as current debt and current portion of non-current debt along with related assets (if the latter are identifiable) have been allocated to Mosenergo **(following the Spin-offs)** or to the Newcos.

2.8. Various payables, recorded under Russian Accounting Rules ("RAR") in the balance sheet of the General Directorate (a branch of Mosenergo (prior to the Spin-offs)) have been allocated among Mosenergo **(following the Spin-offs)** and the Newcos in accordance with their respective business activities, technology and the economic rationale for such payables.

2.9. Net deferred income tax liability balance has been allocated along with the allocation of key related items (i.e., the fixed assets, receivables and impairment provisions on them) which created such net deferred income tax liability.

2.10. Income tax payable balance has been allocated among profitable companies pro rata to their income before tax, as reflected in the line items of the Pro Forma Income Statements of these companies.

2.11. Property tax payable has been allocated pro rata to the values of taxable property (taking into account relevant tax exemptions).

2.12. VAT payables have been allocated pro rata to revenue.

2.13. Certain receivables/payables (the "Intercompany Receivables/Payables") have been accrued to reflect implied future economic relationships between Mosenergo **(following the Spin-offs)** and one or more Newcos and have been included within relevant balance sheet lines.

Reconciliation of Balance Sheet items and key assumptions

	Assumption
ASSETS	
Non-current assets	
Property, plant and equipment	2.1
Other non-current assets	2.1
Current assets	
Inventories	2.1
Accounts receivable and prepayments	2.3, 2.4, 2.13
Cash	2.2
Other current assets	2.1
SHAREHOLDERS' EQUITY AND LIABILITIES	
Shareholders' equity	
Share capital	
Ordinary shares	2.5
Treasury shares	2.6
Accumulated deficit	
Minority interest	1.9
Non-current liabilities	
Non-current debt	2.7
Deferred income tax	2.9
Other non-current liabilities	2.7
Current liabilities	
Current debt and current portion of non-current debt	2.7
Accounts payable and accrued charges	2.8, 2.13
Taxes payable	2.3, 2.4, 2.10, 2.11, 2.12

3. Key assumptions for preparation of Pro Forma Income Statements

3.1. Revenues of Mosenergo **(following the Spin-offs)** and the Newcos have been calculated based on the key general assumptions set out in Section 1. of these Notes.

3.2. Direct costs have been allocated among Mosenergo **(following the Spin-offs)** and the Newcos in accordance with the allocation of existing Mosenergo branches among Mosenergo **(following the Spin-offs)** and the Newcos (see Attachment 2 to these Notes).

3.3. External transmission fees (payments to RAO UES Rossii, Federal Grid Company and System Operator-CDU) have been allocated to OAO Mosenergosbyt – Supply Company.

3.4. Property tax expense has been allocated pro rata to the cost of taxable property (taking into consideration exemptions on appropriate types of equipment).

3.5. An increase/decrease in the provision for the impairment of electricity receivables has been allocated to OAO Mosenergosbyt – Supply Company.

3.6. An increase/decrease in the provision for the impairment of heating receivables has been allocated to Mosenergo **(following the Spin-offs)**.

3.7. Gains/losses on disposal of fixed assets have been allocated among Mosenergo **(following the Spin-offs)** and the Newcos in accordance with the allocation of existing Mosenergo branches among Mosenergo **(following the Spin-offs)** and the Newcos (see Attachment 2 to these Notes).

3.8. Costs of management services of OAO Energy Management Company have been allocated among Mosenergo **(following the Spin-offs)** and the Newcos (except for OAO Trunk Grid Company, OAO GRES-4, OAO GRES-5, OAO GRES-24 and OAO Zagorskaya GaES) on a pro rata basis to the anticipated number of staff of Mosenergo **(following the Spin-offs)** and the Newcos.

3.9. Current income tax expenses have been allocated among **Mosenergo (following the Spin-offs) (when profitable) and** the profitable Newcos pro rata to their respective Income from operations as reflected in the line items of Pro Forma Income Statements of these companies.

3.10. Cost of power purchased on the wholesale market (less consumption by OAO Zagorskaya GaES) has been allocated to OAO Mosenergosbyt – Supply Company.

3.11. Deferred income tax benefit/charges have been allocated in correspondence with allocation of the key factors, which created these deferred income tax benefits/charges.

3.12. Line losses (technological network losses) have been included in tariffs of the network Newcos (see paragraph 1.3.). The values of thechnological losses have been calculated on the basis of levels of these losses (in percentage terms) and the value of heat and electricity supplied into networks.

Reconciliation of Income Statement items and key assumptions

	Assumptions
Revenues	
Electricity	3.1
Heating	3.1
Distribution services	3.1
Repair services	3.1
Other	3.1, 3.8
Costs and other deductions	
Fuel expenses	3.2
Wages and payroll taxes	3.2
Depreciation	3.2
Repairs and maintenance	3.2
Transmission fees	3.2, 3.3
Taxes other than on income	3.4
Other materials	3.2,
Insurance costs	3.2
Purchased power	3.10
Social expenditures	3.2
Increase/ (release) of provision for impairment of receivables	3.5
Water usage expenses	3.2
Loss/(Gain) on disposal of fixed assets	3.7
Fees for electricity distribution (intercompany)	3.2
Purchased electricity (intercompany)	3.2
Line losses	3.12
Other expenses	3.8
Monetary effects and financing items	3.2
Current income tax (charge)/benefit	3.9
Deferred income tax (charge)/benefit	3.11
Minority interest: share of net result	1.9

4. Major differences between IFRS and Russian Accounting Rules (RAR) relevant to Pro Forma Financial Statements

The financial information included herein is prepared and presented in accordance with IFRS. Certain differences exist between IFRS and RAR, which might be material to the financial information herein. The matters described below summarize certain differences between IFRS and RAR that may be material. The Group has not prepared a complete reconciliation of its pro forma financial statements between IFRS and RAR and has not quantified such differences. Accordingly, no assurance is provided that the following summary of differences between IFRS and RAR is complete. Shareholders should consult their own professional advisors for an understanding of the differences between IFRS and RAR and how those differences might affect the financial information herein.

IFRS	Russian Accounting Rules (RAR)
Property, plant and equipment (PP&E) PP&E are shown in the Balance Sheet: – after the impairment provision (IAS 36); – applying useful lives that differ from those used in the preparation of the Russian Financial Statements; – historic cost of assets, acquired before January 1, 2003, has been inflated accordingly; – book value of assets acquired before 1998 equals to their depreciated replacement cost ("DRC").	– the concept of impairment of assets does not exist in RAR; – RAR useful lives are being established by regulatory bodies for tax purposes; – the concept of inflation accounting does not exist in RAR. Correspondingly, PP&E is presented at historic cost (as revalued following RAR rules mainly on the replacement cost basis) net of accumulated depreciation.
Accounts receivable Accounts receivable are shown at fair values (IAS 39).	The concept of fair value does not exist in RAR. Correspondingly, accounts receivable are shown at historic costs, except for Trade accounts receivable, which are are shown in the financial statements net of bad debt provision (once it was set up).
Share Capital Share Capital is shown at inflated amount.	The concept of inflation accounting does not exist in RAR. Correspondingly, RAR share capital is not inflated.
Accounts payable and other liabilities Accounts payable and other liabilities are shown at fair values (IAS 39).	The concept of fair value does not exist in RAR. Correspondingly, accounts payable and other payables are shown at historic cost.
Deferred tax assets and liabilities Deferred tax assets and liabilities are calculated using the requirements of IAS 12, which significantly differ from RAR.	The main difference arises from the fact that RAR do not specify that only a balance sheet method should be used to calculate a deferred tax liability. As the result, IFRS deferred tax liability is usually significantly higher than the one shown in RAR financial statements.

IFRS	Russian Accounting Rules (RAR)
Consolidation IFRS Financial Statements are consolidated (see paragraph 1.9. of these Notes).	RAR Financial Statements are not consolidated.
Inflation accounting Inflation accounting rules (IAS 29) are used for corresponding items throughout December 31, 2002.	The concept of inflation accounting does not exist in RAR.

5. Major differences between the principles used in the preparation of the Balance Sheet included in the Pro Forma Financial Statements and the Separation Balance Sheet

5.1. Pro Forma Balance Sheet is based on IFRS rather than RAR requirements in respect of all line items. Major differences between IFRS and RAR are summarised in Section 4 of these Notes.

5.2. Pro Forma Balance Sheet of Mosenergo (following the Spin-offs) is a consolidated balance sheet, which includes Commercial Bank Transinvestbank and TsOP-Energo.

5.3. Pro Forma Balance Sheet does not follow the detailed rules of preparation of the Separation Balance Sheet adopted by RAO UES (the controlling shareholder of Mosenergo), which require: (a) the valuation of certain assets and liabilities using certain simplified rules, then (b) the allocation of certain line items (for example, property, plant and equipment) among Mosenergo (following the Spin-offs) and the Newcos on the basis of their business activities and technology and, finally, (c) the balancing-off of the Separation Balance Sheet of Mosenergo (following the Spin-offs) and the Newcos by using cash, assets and liabilities that remain after step (b). In the Pro Forma Balance Sheet, by contrast, **all** assets and liabilities that existed at December 31, 2003 have been allocated among Mosenergo (following the Spin-offs) and the Newcos in accordance with their respective business activities and technology and the economic rationale. The most significant examples of the differences in these allocation principles are as follows:

- 5.3.1 In the Pro Forma Balance Sheet, tax assets and liabilities (except for input and output VAT) have been allocated among **all** Newcos and Mosenergo (following the Spin-offs), whereas in the Separation Balance Sheet tax assets and liabilities have been allocated exclusively to Mosenergo (following the Spin-offs).
- 5.3.2 In the Pro Forma Balance Sheet, certain rouble-denominated loans have been allocated to the network/grid companies whereas in the Separation Balance Sheet such loans have been allocated exclusively to Mosenergo (following the Spin-offs).
- 5.3.3 In the Pro Forma Balance Sheet, special purpose financing balance has been allocated to the network/grid companies whereas in the Separation Balance Sheet such balance has been allocated exclusively to Mosenergo (following the Spin-offs).

5.4. Intercompany Receivables/Payables balances have been accrued to reflect the implied future commercial relationships between Mosenergo (following the Spin-offs) and the Newcos (see Attachment 1 to these Notes for an overview of these relationships).

Business relations between Mosenergo (following the Spin-offs) and the Newcos


Research & Development
Management
OAO Specialized Design Bureau for Repair and Modernization (Специализированное проектно-конструкторское бюро по ремонту и реконструкции) [2]
OAO Energy Management Company (Управляющая энергетическая компания) [1]
OAO Mosenergosetstroi (Мосэнергосетьстрой) [3]
OAO Mosteploseteenergoremont (Мостеплосетьэнергоремонт) [4]
Repair services
Mosenergo (following the Spin-offs) ОАО "Мосэнерго" (после реорганизации) [14]
OAO GRES-4 (ГРЭС-4) [12]
OAO GRES-5 (ГРЭС-5) [11]
OAO GRES-24 (ГРЭС-24) [13]
OAO Zagorskaya GaES (Загорская ГаЭС) [8]
OAO Moscow Heating Network Company (Московская Городская теплосетевая компания) [10]
OAO Moscow City Electricity Network Company (Московская городская электросетевая компания) [9]
OAO Moscow Region Electricity Network Company (Московская областная электросетевая компания) [5]
OAO Trunk Grid Company (Магистральная сетевая компания) [6]
OAO Mosenergosbyt - Supply Company (Мосэнергосбыт) [7]
Heat
Heat
Heat
External customers
External customers
Transportation services
Transportation services
Transportation services
Transportation fee
Electricity
Electricity
Generation
Transmission
Sales

Allocation of branches of Mosenergo to Mosenergo (following the Spin-offs) and the Newcos

№	Code	Branch	Name
1.	0	-	OAO Energy Management Company
2.	1	GES-1 (ГЭС-1)	Mosenergo (following the Spin-offs)
3.	3	GRES-3 (ГРЭС-3)	Mosenergo (following the Spin-offs)
4.	4	GRES-4 (ГРЭС-4)	OAO GRES-4
5.	5	GRES-5 (ГРЭС-5)	OAO GRES-5
6.	6	TETS-6 (ТЭЦ-6)	Mosenergo (following the Spin-offs)
7.	8	TETS-8 (ТЭЦ-8)	Mosenergo (following the Spin-offs)
8.	9	TETS-9 (ТЭЦ-9)	Mosenergo (following the Spin-offs)
9.	11	TETS-11 (ТЭЦ-11)	Mosenergo (following the Spin-offs)
10.	12	TETS-12 (ТЭЦ-12)	Mosenergo (following the Spin-offs)
11.	16	TETS-16 (ТЭЦ-16)	Mosenergo (following the Spin-offs)
12.	17	TETS-17 (ТЭЦ-17)	Mosenergo (following the Spin-offs)
13.	20	TETS-20 (ТЭЦ-20)	Mosenergo (following the Spin-offs)
14.	21	TETS-21 (ТЭЦ-21)	Mosenergo (following the Spin-offs)
15.	22	TETS-22 (ТЭЦ-22)	Mosenergo (following the Spin-offs)
16.	23	TETS-23 (ТЭЦ-23)	Mosenergo (following the Spin-offs)
17.	24	GRES-24 (ГРЭС-24)	Mosenergo (following the Spin-offs)
18.	25	TETS-25 (ТЭЦ-25)	Mosenergo (following the Spin-offs)
19.	26	TETS-26 (ТЭЦ-26)	Mosenergo (following the Spin-offs)
20.	27	TETS-27 (ТЭЦ-27)	Mosenergo (following the Spin-offs)
21.	28	TETS-28 (ТЭЦ-28)	Mosenergo (following the Spin-offs)
22.	57	Zagorskaya GAES (Загорская ГаЭС)	OAO Zagorskaya GaES
23.	35	Yuzhniye seti (Южные сети)	OAO Moscow Region Electricity Network Company
24.	33	Vostochnie seti (Восточные сети)	OAO Moscow Region Electricity Network Company
25.	31	Oktybrskie seti (Октябрьские сети)	OAO Moscow Region Electricity Network Company
26.	34	Severnie seti (Северные сети)	OAO Moscow Region Electricity Network Company
27.	36	Noginskie seti (Ногинские сети)	OAO Moscow Region Electricity Network Company
28.	32	Podolskie seti (Подольские сети)	OAO Moscow Region Electricity Network Company
29.	29	Kolomenskie seti (Коломенские сети)	OAO Moscow Region Electricity Network Company
30.	18	Shaturskie seti (Шатурские сети)	OAO Moscow Region Electricity Network Company
31.	30	Zapadnie seti (Западные сети)	OAO Moscow Region Electricity Network Company
32.	13	Kashirskie seti (Каширские сети)	OAO Moscow Region Electricity Network Company
33.	14	Mozhayskie seti (Можайские сети)	OAO Moscow Region Electricity Network Company
34.	19	Dmitrovskie seti (Дмитровские сети)	OAO Moscow Region Electricity Network Company
35.	15	Volokolamskie seti (Волоколамские сети)	OAO Moscow Region Electricity Network Company
36.	37	Teploset (Теплосеть)	OAO Moscow Heating Network Company
37.	40	MKS (M.K.C.)	OAO Moscow City Electricity Network Company
38.	41	Energosvyaz (Энергосвязь)	Mosenergo (following the Spin-offs)
39.	49	Central Repair and Mechanical Plant. (ЦРМЗ)	Mosenergo (following the Spin-offs)
40.	51	RETO (РЭТО)	OAO Moscow Region Electricity Network Company
41.	50	OZAP (ОЗАП)	Mosenergo (following the Spin-offs)
42.	42	SKTB VKT (СКТБ ВКТ)	Mosenergo (following the Spin-offs)
43.	39	EVC (ИВЦ)	Mosenergo (following the Spin-offs)

№	Code	Branch	Name
44.	46	Mosenergospetsremont (Спецремонт)	Mosenergo (following the Spin-offs)
45.	64	Mosteplosetenergoremont (Мостеплосетьэнергоремонт)	OAO Mosteplosetenergoremont
46.	63	Moscabelenergoremont (Москабель-Энергоремонт)	OAO Moscow Region Electricity Network Company
47.	44	Energosbyt (Энергосбыт)	OAO Mosenergosbyt - Supply Company
48.	52	Mosenergonaladka (Мосэнергоналадка)	Mosenergo (following the Spin-offs)
49.	43	PPTK (ППТК)	Mosenergo (following the Spin-offs)
50.	48	ATH (ATX)	OAO Moscow Region Electricity Network Company
51.	47	MCPK (МЦПК)	Mosenergo (following the Spin-offs)
52.	93	Specialized Design Bureau for Repair and Modernization (СПКБ РР)	OAO Specialized Design Bureau for Repair and Modernization
53.	68	College (Лицей)	Mosenergo (following the Spin-offs)
54.	66	Moselectroremenergo (Мосэлектро-ремэнерго)	Mosenergo (following the Spin-offs)
55.	69	Medsanchast (Медсанчасть)	Mosenergo (following the Spin-offs)
56.	54	Trest MKSM (Трест МКСМ)	OAO Moscow Region Electricity Network Company
57.	53	Mosenergosetstroi (Мосэнерго-сетьстрой)	OAO Mosenergosetstroi
58.	55	Mosenergoprojekt (Мосэнергопроект)	Mosenergo (following the Spin-offs)
59.	67	Energotorg (Энерготорг)	Mosenergo (following the Spin-offs)
60.	71	Shaturskiy agricultural products farm (АПК "Шатурский")	Mosenergo (following the Spin-offs)
61.	38	VKS (ВКС)	OAO Moscow Region Electricity Network Company
62.	10	MES (МЭС)	OAO Trunk Grid Company
63.	60	General Directorate (Генеральная дирекция)	Mosenergo (following the Spin-offs)

EXHIBIT III

SUMMARY OF SEPARATION BALANCE SHEET

The summary of the Separation Balance Sheet sets forth information concerning the assets and liabilities that would have been held by Mosenergo and each Newco if the Spin-offs had occurred on December 31, 2003.

The Separation Balance Sheet has been prepared pursuant to Russian law and on the basis of rules mandated by RAO UES for the restructuring of all Energos. These rules differ from International Financial Reporting Standards, which have been applied in preparing the pro forma financial information contained in Exhibit II.

If the Spin-offs are approved, the assets and liabilities in the Separation Balance Sheet will be modified, utilizing the Successorship Rules to take account of transactions that have occurred since December 31, 2003.

Mosenergo: Separation Balance Sheet as at 31.12.2003

English	Code	At the period end	Total for AD	Difference for AD	OAO Energy Management Company	OAO Specialized Design Bureau for Repair and Maintenance	OAO Mosenergosbyt - Supply Company	OAO Mosenergostroi	OAO Mosteploseteenergoremont	OAO Moscow Region Electricity Network Company	OAO Trunk Grid Company	OAO Moscow City Electricity Network Company	OAO Moscow City Heating Network Company	OAO Zagorskaya GAES	OAO GRES-5	OAO GRES-4	OAO GRES 24	OAO Mosenergo
ASSETS																		
I. NON-CURRENT ASSETS																		
Intangible assets, including:	110	46,875	46,875	0	0	0	0	0	0	0	0	0	0	0	0	0	0	46,875
Patents, licenses, trade marks, other rights and assets similar to listed above	111	46,875	46,875	0	0	0	0	0	0	0	0	0	0	0	0	0	0	46,875
Start-up expenses	112	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Goodwill	113	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other intangible assets	114	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Research and development results	115	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Fixed assets, including:	120	95,578,824,889	95,578,824,889	0	0	4,933,938	740,311,879	34,122,983	363,496,398	21,509,053,706	2,415,640,244	10,426,873,622	9,304,604,799	6,323,723,679	1,735,609,031	1,766,361,336	1,249,336,542	39,704,758,732
Plots of land and natural resources	121	6,203,968	6,203,968	0	0	0	0	0	0	6,118,820	0	0	0	0	0	0	0	85,148
Buildings, machinery, and equipment	122	94,268,782,169	94,268,782,169	0	0	4,004,161	738,929,138	32,752,122	357,820,108	21,330,892,813	2,413,382,230	10,410,087,460	9,276,939,405	6,321,142,060	1,658,679,489	1,700,141,284	1,244,229,579	38,779,782,320
other fixed assets	123	1,303,838,752	1,303,838,752	0	0	929,777	1,382,741	1,370,861	5,676,290	172,042,073	2,258,014	16,786,162	27,665,394	2,581,619	76,929,542	66,220,052	5,106,963	924,889,264
Construction in progress, including:	130	6,707,035,653	6,707,035,653	0	0	0	36,771,773	8,418,348	185,618,598	1,302,314,979	20,194,044	156,481,712	560,344,244	3,141,818	19,299,538	337,925,503	4,949,240	4,071,595,856
equipment for instalment	13001	809,598,223	809,598,223	0	0	0	719,032	739,254	0	67,235,731	19,504,651	73,457,615	21,099,759	0	118,797	262,167,754	1,788,548	362,767,082
WIP expenses	13002	5,897,437,430	5,897,437,430	0	0	0	38,052,741	7,679,094	185,618,598	1,235,079,248	689,393	83,004,097	539,244,485	3,141,818	19,180,741	75,757,749	3,160,692	3,708,828,774
Income-bearing investments in tangible assets, including:	135	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
property for lease-out	136	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
property for hiring	137	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Long-term financial investments, including:	140	86,811,441	86,811,441	0	0	0	0	0	0	0	0	0	0	0	0	0	0	86,811,441
Investments in subsidiaries	141	26,440,968	26,440,968	0	0	0	0	0	0	0	0	0	0	0	0	0	0	26,440,968
Investments in dependent companies	142	2,264,029	2,264,029	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,264,029
Investments in other companies	143	53,528,694	53,528,694	0	0	0	0	0	0	0	0	0	0	0	0	0	0	53,528,694
Loans issued to companies beyond 12 months	144	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other long-term investments	145	4,577,750	4,577,750	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4,577,750
Deferred tax assets	148	1,761,163	1,761,163	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,761,163
Other non-current assets	150	1,761,163	1,761,163	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,761,163
Other non-current assets	150	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Deferred tax assets	1501	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Section I	190	102,374,480,021	102,374,480,021	0	0	4,933,938	777,083,652	42,541,331	549,114,996	22,811,368,685	2,435,834,288	10,583,335,334	9,864,949,043	6,326,865,497	1,754,908,569	2,104,286,839	1,254,285,782	43,884,972,067
II. CURRENT ASSETS			0	0														
Inventories, including:	210	5,287,160,121	5,287,160,121	0	0	615,302	109,096,693	7,584,997	67,709,183	416,094,483	0	99,181,938	377,792,286	7,944,921	411,136,773	619,247,103	95,798,866	3,074,957,577
Raw, materials and other inventories, including:	211	4,724,259,111	4,724,259,111	0	0	310,818	22,839,574	7,153,583	59,979,628	360,163,016	0	89,877,688	361,131,707	7,231,820	409,908,881	617,964,242	61,969,573	2,725,728,582
masut	21101	1,394,629,686	1,394,629,686	0	0	0	0	0	0	0	0	0	0	0	265,016,346	180,023,595	0	949,589,745
coal	21102	1,280,079,353	1,280,079,353	0	0	0	0	0	0	0	0	0	0	0	103,042,493	340,949,521	0	836,087,339
diesel	21103	102,701,132	102,701,132	0	0	0	0	0	0	0	0	0	0	0	0	0	0	102,701,132
other technical fuel	21104	4,238,620	4,238,620	0	0	0	0	0	0	0	0	0	0	0	4,238,620	0	0	0
other raw materials	21106	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
spare parts	21105	655,879,629	655,879,629	0	0	100,982	7,520,733	0	1,546,289	116,419,251	0	25,343,807	179,319,305	3,969,142	5,186,864	52,841,261	18,203,935	245,428,060
other raw materials	21107	1,286,730,691	1,286,730,691	0	0	209,836	15,318,841	7,153,583	58,433,339	243,743,765	0	64,533,881	181,812,402	3,262,678	32,424,558	44,149,865	43,765,638	591,922,306
Livestock (11)	212	63,358,726	63,358,726	0	0	0	0	0	0	280	0	0	8,208,849	0	0	0	8,117,486	47,032,111
Work in progress	213	62,774,006	62,774,006	0	0	10,330	22,453	0	5,823,639	2,129,350	0	0	309,922	0	0	0	11,639,714	42,838,598
Finished goods and goods for resale	214	42,106,299	42,106,299	0	0	0	400,650	0	20	4,974,580	0	0	454,125	0	0	23,211	13,650,930	22,602,783
Goods dispatched	215	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Expenses related to future periods	216	394,661,979	394,661,979	0	0	294,154	85,834,016	431,414	1,905,896	48,827,257	0	9,304,250	7,687,683	713,101	1,227,892	1,259,650	421,163	236,755,503
Other inventories and expenses	217	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Value Added Tax on goods purchased	220	1,747,493,141	1,747,493,141	0	0	654,644	71,097,821	175,478	45,448,212	368,222,002	3,900,930	206,996,704	159,261,338	17,249,749	19,189,197	79,684,482	858,847	774,753,737
Value Added Tax on goods purchased	220	1,701,589,939	1,701,589,939	0	0	654,644	25,194,619	175,478	45,448,212	368,222,002	3,900,930	206,996,704	159,261,338	17,249,749	19,189,197	79,684,482	858,847	774,753,737
including, VAT on energy purchased on WEM	22001	45,903,202	45,903,202	0	0	0	45,903,202	0	0	0	0	0	0	0	0	0	0	0
Accounts receivable (payment expected beyond 12 months), including:	230	182,972,504	182,972,504	0	0	0	309,690	0	0	332,640	0	0	673,037	0	0	0	0	181,657,137
including buyers and customers, including:	231	86,462,701	86,462,701	0	0	0	0	0	0	0	0	0	0	0	0	0	0	86,462,701
financed from federal budget	23101	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
financed from budgets of RF constituents	23102	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
financed from local budgets	23103	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
other buyers and customers	23104	86,462,701	86,462,701	0	0	0	0	0	0	0	0	0	0	0	0	0	0	86,462,701
Promissory notes, bills of exchange receivable	232	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Receivable from subsidiaries and dependent companies	233	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Advances issued	234	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other debtors	235	96,509,803	96,509,803	0	0	0	309,690	0	0	332,640	0	0	673,037	0	0	0	0	95,194,436
Accounts receivable (payment expected within 12 months of the reporting date), including:	240	12,380,276,795	12,380,276,795	0	0	1,986,804	422,163,812	2,184,172	4,912,631	308,969,331	0	1,856,652,834	1,866,556,835	42,783,831	110,931,781	85,325,267	2,990,347	7,674,819,150

Mosenergo: Separation Balance Sheet as at 31.12.2003

English	Code	At the period end	Total for AO	Difference for AO	OAO Energy Management Company	OAO Specialized Design Bureau for Repair and Maintenance	OAO Mosenergosbyt - Supply Company	OAO Mosenergostroi	OAO [illegible]	OAO Moscow Region Electricity Network Company	OAO Trunk Grid Company	OAO Moscow City Electricity Network Company	OAO Moscow City Heating Network Company	OAO Zagorskaya GAES	OAO GRES-5	OAO GRES-4	OAO GRES 24	OAO Mosenergo
including buyers and customers, including:	241	6,733,120,269	6,733,120,269	0	0	1,887,850	214,297,421	0	1,414,344	142,724,787	0	82,453,529	204,709,861	10,295,637	92,995,190	50,037,658	138,442	5,932,155,370
WEM debtors within the Group	24101	647,535,404	647,535,404	0	0	0	102,934,488	0	0	0	0	0	0	0	0	0	0	544,600,916
electricity and heat resellers	24102	374,133,927	374,133,927	0	0	0	38,925,177	0	0	0	0	38,981,772	0	0	0	0	0	298,228,978
financed from federal budget	24103	240,315,051	240,315,051	0	0	0	1,164,553	0	0	0	0	0	0	0	0	7,912,103	0	231,238,395
financed from budgets of RF	24104	1,928,111,001	1,928,111,001	0	0	0	2,542,262	0	0	0	0	0	0	0	26,552,745	12,932,753	0	1,886,083,241
financed from local budgets	24105	319,420,235	319,420,235	0	0	0	4,758,106	0	0	0	0	0	0	899,993	0	26,412,913	0	287,349,223
other electricity and heat customers	24106	2,737,532,813	2,737,532,813	0	0	0	60,724,420	0	0	95,296,608	0	0	24,126,911	0	65,365,199	0	0	2,492,019,675
transmission fee	24107	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
other buyers and customers	24108	486,071,838	486,071,838	0	0	1,887,850	3,248,415	0	1,414,344	47,428,159	0	45,481,757	180,582,950	9,395,844	1,077,246	2,779,889	138,442	192,636,942
Promissory notes, bills of exchange receivable	242	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Receivable from subsidiaries and dependent companies	243	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Receivable from participants on contributions to charter capital	244	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Advances issued, including:	245	2,150,922,349	2,150,922,349	0	0	54,874	179,209,058	462,216	0	93,143,820	0	18,415,778	1,319,239,481	309,622	13,833,107	24,226,185	101,527	501,926,681
suppliers of electricity and heat	24501	104,146,194	104,146,194	0	0	0	104,146,194	0	0	0	0	0	0	0	0	0	0	0
suppliers of fuel	24502	174,078,083	174,078,083	0	0	0	0	0	0	58	0	0	0	0	1,477,163	2,221,024	0	170,379,838
suppliers of inventory	24503	66,642,427	66,642,427	0	0	0	0	462,216	0	2,850,156	0	5,598,147	14,432,634	288,558	7,914,222	4,441,366	92,384	30,562,744
constructors	24504	359,142,981	359,142,981	0	0	0	51,951,958	0	0	23,875,718	0	3,832,104	14,999,327	0	0	14,702,261	0	249,781,613
repair organisations	24505	1,288,332,591	1,288,332,591	0	0	0	0	0	0	380,298	0	0	1,277,302,342	0	58,905	2,152,368	0	8,438,678
services providers	24506	110,282,035	110,282,035	0	0	54,874	198,360	0	0	57,151,971	0	8,762,860	12,505,178	0	4,382,817	709,168	9,143	26,507,666
other advances issued	24507	48,298,038	48,298,038	0	0	0	22,912,546	0	0	8,885,619	0	222,687	0	21,064	0	0	0	16,256,142
Other debtors, including:	246	3,496,234,177	3,496,234,177	0	0	44,080	28,657,333	1,721,956	3,498,287	73,100,744	0	1,755,773,527	342,607,493	32,178,372	4,103,484	11,061,424	2,750,378	1,240,737,099
agreement fines, penalties	24601	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
taxes overpaid to federal budget	24602	14,197,710	14,197,710	0	0	0	0	0	0	0	0	0	0	0	0	0	0	14,197,710
taxes overpaid to budgets of RF constituents	24603	427,163,020	427,163,020	0	0	0	0	0	0	0	0	0	0	0	0	0	0	427,163,020
taxes overpaid to local budgets	24604	36,483,691	36,483,691	0	0	0	0	0	0	0	0	0	0	0	0	0	0	36,483,691
overpayment to state non-budget funds	24605	23,472,495	23,472,495	0	0	0	0	0	0	0	0	0	0	0	0	0	0	23,472,495
receivable to RAO UES for engineering services	24607	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
receivable from RAO UES for engineering services	24608	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
receivable to RAO UES for design and exploration works	24609	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
receivable from RAO UES for design and exploration works	24610	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
other debtors	24611	2,994,917,261	2,994,917,261	0	0	44,080	28,657,333	1,721,956	3,498,287	73,100,744	0	1,755,773,527	342,607,493	32,178,372	4,103,484	11,061,424	2,750,378	739,420,183
Short-term investments, including:	250	30,377,832	30,377,832	0	0	0	0	0	0	0	0	0	0	0	0	0	0	30,377,832
Investments for period less than 12 month	251	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Treasury shares	252	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other short-term investments	253	30,377,832	30,377,832	0	0	0	0	0	0	0	0	0	0	0	0	0	0	30,377,832
Cash, including:	260	4,672,172,559	4,672,172,559	0	109,202	1,876,885	44,973,110	1,185,186	10,504,793	125,018,230	4,120,415	16,947,493	3,932,446	2,619,067	2,798,446	20,884,616	4,362,768	4,432,839,902
Cash on hand	261	4,026,124	4,026,124	0	0	1,793	80,563	8,743	77	190,832	0	21,850	104,687	0	5,124	5,683	7,874	3,598,898
Settlement accounts	262	4,432,945,643	4,432,945,643	0	109,202	1,875,092	44,676,145	1,176,443	9,138,967	104,531,891	3,460,643	15,956,827	3,827,759	2,613,544	2,789,376	7,919,750	4,354,894	4,230,515,110
Hard currency bank accounts	263	12,359,029	12,359,029	0	0	0	0	0	0	0	0	0	0	0	0	0	0	12,359,029
Other monetary assets, including:	264	222,841,763	222,841,763	0	0	0	216,402	0	1,365,749	20,295,507	659,772	968,816	0	5,523	3,946	12,959,183	0	186,366,865
special accounts in banks	26401	219,903,603	219,903,603	0	0	0	0	0	1,364,050	18,935,393	659,772	340,795	0	0	0	12,959,183	0	185,644,410
financial documents	26402	2,513,909	2,513,909	0	0	0	216,402	0	1,699	1,360,114	0	628,021	0	5,523	3,946	0	0	298,204
cash in transit	26403	424,251	424,251	0	0	0	0	0	0	0	0	0	0	0	0	0	0	424,251
Other current assets, including:	270	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
intercompany settlements on current operations	27002	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
intercompany settlements on current construction	27003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
#N/A	27004	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
intercompany settlements on calculation of assets protection	27006	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
intercompany settlements on VAT	27007	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other current assets	27005	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Section II	290	24,300,452,952	24,300,452,952	0	109,202	5,133,635	647,641,126	11,129,833	128,574,819	1,218,636,686	8,021,345	2,179,778,969	2,408,215,942	70,597,568	544,056,197	805,141,468	104,010,828	16,169,405,335
TOTAL BALANCE	300	126,674,932,973	126,674,932,973	0	109,202	10,067,573	1,424,724,778	53,671,164	677,689,815	24,030,005,371	2,443,855,633	12,783,114,303	12,273,164,985	6,397,463,065	2,298,964,766	2,909,428,307	1,358,296,610	60,034,377,403
			0	0														
Charter capital, including:	410	28,267,726,000	64,764,291,629	-36,496,565,629	104,591	2,826,773	282,677,260	28,267,726	282,677,260	14,133,863,000	1,413,386,300	5,653,545,200	8,480,317,800	2,826,772,600	1,413,386,300	1,413,386,300	565,354,520	28,267,726,000
Treasury shares	415	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
in preference shares	41001	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
in ordinary shares	41002	28,267,726,000	64,764,291,629	-36,496,565,629	104,591	2,826,773	282,677,260	28,267,726	282,677,260	14,133,863,000	1,413,386,300	5,653,545,200	8,480,317,800	2,826,772,600	1,413,386,300	1,413,386,300	565,354,520	28,267,726,000
Additional capital	420	72,707,690,892	36,211,125,263	36,496,565,629	4,611	1,530,571	70,401,359	22,845,841	330,794,041	9,145,541,028	1,030,469,333	6,716,658,516	3,387,076,621	3,529,975,986	773,713,880	1,315,034,734	785,352,897	9,101,725,847
Settlements on separated property	423	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Legal reserve, including:	430	311,404,838	311,404,838	0	0	0	0	0	0	0	0	0	0	0	0	0	0	311,404,838
Reserves formed in accordance with legislation	431	311,404,838	311,404,838	0	0	0	0	0	0	0	0	0	0	0	0	0	0	311,404,838

Mosenergo: Separation Balance Sheet as at 31.12.2003

English	Code	At the period end	Total for AO	Difference for AO	OAO Energy Management Company	OAO Specialized Design Bureau for Repair and Maintenance	OAO Mosenergosbyt - Supply Company	OAO Mosenergostroi	OAO Mosteploenergoremont	OAO Moscow Region Electricity Network Company	OAO Trujak Grid Company	OAO Moscow City Electricity Network Company	OAO Moscow City Heating Network Company	OAO Zagorskaya GAES	OAO GRES-5	OAO GRES-4	OAO GRES 24	OAO Mosenergo
Reserves formed in accordance with foundation documents	432	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	440	83,968,981	0	83,968,981	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Directed financing	450	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Retained earnings of prior years	460	1,350,618,413	1,434,587,394	-83,968,981	0	0	0	0	0	0	0	0	0	0	0	0	0	1,434,587,394
Outstanding losses of the previous years	465	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Retained earnings (loss)	470	1,730,981,405	1,730,981,405	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,730,981,405
Loss of the reporting year	475	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Section III	490	104,452,390,529	104,452,390,529	0	109,202	4,357,344	353,078,619	51,113,567	613,471,301	23,279,404,028	2,443,855,633	12,370,203,716	11,867,394,421	6,356,748,585	2,187,100,180	2,728,421,034	1,350,707,417	40,848,425,484
IV. NON-CURRENT LIABILITIES			0	0														
Deferred tax liabilities	515	595,935,055	595,935,055	0	0	0	0	0	0	0	0	0	0	0	0	0	0	595,935,055
Borrowings and bank loans, including:	510	2,748,767,348	2,748,767,348	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,748,767,348
Bank loans due for repayment beyond 12 months of the reporting date	511	2,164,955,299	2,164,955,299	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,164,955,299
Borrowing due for repayment beyond 12 months of the reporting date	512	583,812,049	583,812,049	0	0	0	0	0	0	0	0	0	0	0	0	0	0	583,812,049
Other non-current liabilities, including:	520	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
payable to suppliers and contractors	52001	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
payable to state non-budget funds, including:	52002	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Pension fund	52003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medical insurance fund	52004	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Employment fund	52005	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Social insurance fund	52006	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
fines and penalties to state non-budget funds	52007	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
payable to budget, (restructured taxes) including:	52008	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
federal budget	52009	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
budgets of RF constituents	52010	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
local budget	52011	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
transitional period profit tax payable, including:	52020	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
federal budget	52021	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
budgets of RF constituents	52022	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
local budget	52023	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Deferred tax liabilities	52013	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
other non-current liabilities	52012	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Section IV	590	3,344,702,403	3,344,702,403	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,344,702,403
0	0		0	0														
Borrowings and bank loans, including:	610	9,236,614,148	9,236,614,148	0	0	0	0	0	0	0	0	0	0	0	0	0	0	9,236,614,148
Bank loans due for repayment within 12 months of the reporting date	611	8,653,190,148	8,653,190,148	0	0	0	0	0	0	0	0	0	0	0	0	0	0	8,653,190,148
Borrowing due for repayment within 12 months of the reporting date	612	583,424,000	583,424,000	0	0	0	0	0	0	0	0	0	0	0	0	0	0	583,424,000
Accounts payable, including:	620	7,361,705,816	7,361,705,816	0	0	5,710,229	1,071,646,159	2,557,597	64,218,514	716,515,060	0	364,904,395	405,416,564	40,714,480	111,774,617	151,917,970	7,589,193	4,418,741,038
Payable to suppliers and contractors, including:	621	2,900,384,921	2,900,384,921	0	0	3,854,139	361,594,897	953,348	56,662,389	582,183,144	0	304,482,479	339,680,793	38,857,765	77,961,445	127,827,529	1,164,509	1,005,162,484
suppliers of electricity on WEM	62101	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
other electricity and heat suppliers	62102	40,181,004	40,181,004	0	0	0	6,532,269	0	0	0	0	0	0	0	0	0	0	33,648,735
suppliers of gas	62103	210,870,509	210,870,509	0	0	0	0	0	0	0	0	0	0	0	1,486,062	6,370,365	989,970	202,024,112
suppliers of masut	62104	14,608,737	14,608,737	0	0	0	0	0	0	0	0	0	0	0	9,657,688	0	0	4,951,049
suppliers of coal	62105	49,517,638	49,517,638	0	0	0	0	0	0	0	0	0	0	0	6,241,290	33,851,086	0	9,425,262
other suppliers	62109	724,023,515	724,023,515	0	0	3,638,139	10,426,127	953,348	14,865,162	222,958,118	0	15,278,684	137,591,284	18,844,796	7,396,776	21,878,954	174,539	272,017,588
suppliers of other fuel	62112	17,761,944	17,761,944	0	0	0	0	0	0	0	0	0	0	0	17,751,957	0	0	9,987
constructors	62106	823,821,819	823,821,819	0	0	0	3,144,374	0	39,069,393	219,465,446	0	196,172,126	139,465,382	9,627,803	5,782,951	24,417,319	0	186,677,025
repair organisations	62107	678,107,628	678,107,628	0	0	216,000	0	0	2,727,834	139,759,580	0	93,031,669	62,624,127	12,385,166	29,644,721	41,309,805	0	296,408,726
payable to Rosenergoatom	62110	275,419,213	275,419,213	0	0	0	275,419,213	0	0	0	0	0	0	0	0	0	0	0
payable to Nuclear stations	62111	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
transmission fee to RAO UES	62108	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
transmission fee to OAO CDU UES	62113	6,967,742	6,967,742	0	0	0	6,967,742	0	0	0	0	0	0	0	0	0	0	0
transmission fee to OAO FGC	62114	59,105,172	59,105,172	0	0	0	59,105,172	0	0	0	0	0	0	0	0	0	0	0
Promissory notes, bills of exchange payable	622	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Payable to subsidiaries and dependent companies	623	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Payable to staff, including:	624	391,566,773	391,566,773	0	0	1,517,676	4,920	1,356,526	6,603,197	87,804,752	0	25,547,368	26,926,179	0	15,920,841	13,796,757	6,340,451	205,748,106
current	62401	391,566,773	391,566,773	0	0	1,517,676	4,920	1,356,526	6,603,197	87,804,752	0	25,547,368	26,926,179	0	15,920,841	13,796,757	6,340,451	205,748,106
overdue	62402	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Payable to state non-budget funds, including:	625	92,030,456	92,030,456	0	0	0	0	0	0	0	0	0	0	0	0	0	0	92,030,456
Pension fund	62501	79,371,320	79,371,320	0	0	0	0	0	0	0	0	0	0	0	0	0	0	79,371,320
Medical insurance fund	62502	10,257,375	10,257,375	0	0	0	0	0	0	0	0	0	0	0	0	0	0	10,257,375
Employment fund	62503	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Social insurance fund	62504	2,072,319	2,072,319	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,072,319

Mosenergo: Separation Balance Sheet as at 31.12.2003

English	Code	At the period end	Total for AO	Difference for AO	OAO Energy Management Company	OAO Specialized Design Bureau for Repair and Maintenance	OAO Mosenergosbyt - Supply Company	OAO Mosenergosetstroi	OAO Mosteploenergoremont	OAO Moscow Region Electricity Network Company	OAO Trunk Grid Company	OAO Moscow City Electricity Network Company	OAO Moscow City Heating Network Company	OAO Zagorskaya GAES	OAO GRES-5	OAO GRES-4	OAO GRES 24	OAO Mosenergo
fines and penalties to state non-budget funds	62505	329,442	329,442	0	0	0	0	0	0	0	0	0	0	0	0	0	0	329,442
Payable to budget (taxes)	626	1,350,622,970	1,350,622,970	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,350,622,970
current payable to budget, including:	62610	1,350,622,970	1,350,622,970	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,350,622,970
federal budget	62601	855,646,425	855,646,425	0	0	0	0	0	0	0	0	0	0	0	0	0	0	855,646,425
budgets of RF constituents	62602	423,903,996	423,903,996	0	0	0	0	0	0	0	0	0	0	0	0	0	0	423,903,996
local budget	62603	71,072,549	71,072,549	0	0	0	0	0	0	0	0	0	0	0	0	0	0	71,072,549
задолженность перед бюджетом по налогу на прибыль по базе переходного периода, в том числе:	62620	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
federal budget	62621	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
budgets of RF constituents	62622	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
local budget	62623	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Advances received, including:	627	1,103,463,472	1,103,463,472	0	0	0	633,495,185	0	0	13,288,546	0	18,801,379	1,206,519	8,490	236,009	13,262	0	436,414,082
from WEM customers	62701	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
from other electricity and heat customers	62702	1,039,998,110	1,039,998,110	0	0	0	633,495,185	0	0	0	0	0	0	0	0	0	0	406,502,925
other advances received	62703	63,465,362	63,465,362	0	0	0	0	0	0	13,288,546	0	18,801,379	1,206,519	8,490	236,009	13,262	0	29,911,157
Other creditors, including:	628	1,523,637,224	1,523,637,224	0	0	338,414	76,551,157	247,723	952,928	33,238,618	0	16,073,169	37,603,073	1,848,225	17,656,322	10,280,422	84,233	1,328,762,940
deferred VAT	62801	1,336,827,589	1,336,827,589	0	0	314,641	37,332,752	0	235,724	23,862,617	0	13,974,017	34,136,655	1,840,485	15,498,581	8,336,524	23,074	1,201,272,519
payable to non-budget Research and development fund	62802	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
payable to RAO UES for engineering services	62804	2,880,818	2,880,818	0	0	0	0	0	0	2,880,818	0	0	0	0	0	0	0	0
payable from RAO UES for engineering services	62805	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
payable to RAO UES for design and exploration works	62806	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
payable from RAO UES for design and exploration works	62807	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
other creditors	62808	183,928,817	183,928,817	0	0	23,773	39,218,405	247,723	717,204	6,495,183	0	2,099,152	3,466,418	7,740	2,157,741	1,943,898	61,159	127,490,421
Payable to participants (shareholders)	630	1,005,997	1,005,997	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,005,997
Income of future periods	640	2,278,514,080	2,278,514,080	0	0	0	0	0	0	34,086,283	0	28,006,192	354,000	0	89,969	29,089,303	0	2,188,888,333
Reserves for future expenses and payments	650	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other current liabilities, including:	660	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
intercompany settlements on current operations	66002	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
intercompany settlements on current construction	66003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
intercompany settlements on current design and exploration works	66004	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
intercompany settlements on calculation of assets protection	66006	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
intercompany settlements on VAT	66007	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other current liabilities	66005	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Section V	690	18,877,840,041	18,877,840,041	0	0	5,710,229	1,071,646,159	2,557,597	64,218,514	750,601,343	0	392,910,587	405,770,564	40,714,480	111,864,586	181,007,273	7,589,193	15,843,249,516
TOTAL BALANCE	700	126,674,932,973	126,674,932,973	0	109,202	10,067,573	1,424,724,778	53,671,164	677,689,815	24,030,005,371	2,443,855,633	12,763,114,303	12,273,164,985	6,397,463,065	2,298,964,766	2,909,428,307	1,358,298,610	60,034,377,403
deferred tax assets	910_	6,395,848,046	6,395,848,046	0	0	306,120	0	5,560,408	8,445,428	340,156,588	0	5,171,462,988	725,842,300	1,451,864	19,497,693	10,526,448	6,843,008	105,755,201
Rental fixed assets	910	5,969,097,583	5,969,097,583	0	0	0	0	0	0	121,035,753	0	5,139,212,257	700,786,387	0	16,800	0	0	8,046,386
including leasing	911	426,750,463	426,750,463	0	0	306,120	0	5,560,408	8,445,428	219,120,835	0	32,250,731	25,055,913	1,451,864	19,480,893	10,526,448	6,843,008	97,708,815
Materials received for storage	920	110,316,292	110,316,292	0	0	0	0	0	0	15,129,458	0	0	0	0	40,500	0	0	95,146,334
Fixed assets with cost less than 10,000 RR in use	924	405,932,928	405,932,928	0	0	490,445	318,787,084	22,567	392,155	23,676,789	720,468	8,697,680	4,035,428	119,641	1,593,763	3,133,692	276,526	43,786,690
Materials receiver for processing	925	2,715,654	2,715,654	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2,715,654
Consignment goods	930	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Equipment for installation	935	2,206,755	2,206,755	0	0	0	0	0	0	2,206,755	0	0	0	0	0	0	0	0
Forms of strict accountability	990	25,856	25,856	0	0	0	0	0	0	0	0	0	0	0	0	0	0	25,856
Written off receivables of banorupt debtors	940	1,080,421,693	1,080,421,693	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,080,421,693
Collaterals received	950	232,474,318	232,474,318	0	0	0	1,648,297	0	365,911	17,176,277	0	13,639,450	5,562,585	37,935,244	6,505,060	14,311,914	8,510,728	126,818,852
Collaterals given	960	2,226,599,151	2,226,599,151	0	0	0	0	50,000	100,000	4,329,000	0	0	0	0	0	2,492,000	0	2,219,628,151
Depreciation of fixed assets	970	10,768,964	10,768,964	0	0	0	0	0	0	2,074,098	0	34,808	117,744	0	117,049	0	0	8,425,265
Depreciation of external decoration	980	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Intangible assets received for use	995	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Fixed assets rented out	992	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Mosenergo

Notes to
The Separation Balance Sheet
of Mosenergo (following the Spin-offs) and the Newcos
as of December 31, 2003

1. Key features of the Separation Balance Sheet

1.1. The Separation Balance Sheet sets forth information concerning the assets and liabilities that would have been held by Mosenergo and each Newco if the Spin-offs had occurred on December 31, 2003. The Separation Balance Sheet has been prepared pursuant to Russian law and on the basis of rules mandated by RAO UES for the restructuring of all Energos. These rules differ from International Financial Reporting Standards, which have been applied in preparing the pro forma financial information contained in Exhibit II. If the Spin-offs are approved, the assets and liabilities in the Separation Balance Sheet will be modified, utilizing the Successorship Rules (as described below) to take account of transactions that have occurred since December 31, 2003.

1.2. **The Separation Balance Sheet of Mosenergo was prepared by the Company using the detailed rules developed by RAO UES (the controlling shareholder of Mosenergo). These rules require Mosenergo to:**

1.2.1 value certain assets and liabilities using certain simplified rules; then

1.2.2 allocate certain line items (for example, property, plant and equipment) among Mosenergo (following the Spin-offs) and the Newcos on the basis of their business activities and technologies; and

1.2.3 balance-off the Separation Balance Sheet of Mosenergo (following the Spin-offs) and the Newcos using cash, assets and liabilities remaining after step 1.2.2.

1.3. **The Separation Balance Sheet documents the allocation of actual assets, shareholders' equity and liabilities of Mosenergo (prior to the Spin-offs) among Mosenergo (following the Spin-offs) and the Newcos as of December 31, 2003. It will be used as a basis to:**

1.3.1 establish the rights of Mosenergo (following the Spin-offs) and the Newcos to these assets and liabilities starting from the date of preparation of this Separation Balance Sheet and throughout the whole transitional period, which will last from December 31, 2003 through the Formation Dates; and

1.3.2 determine specific items to be included in the opening balance sheets of Mosenergo (following the Spin-offs) and the Newcos as of their respective Formation Dates. These balance sheets will also reflect results of the transactions that took place during the transitional period, taking into account the allocation of assets and liabilities as documented in the Separation Balance Sheet and the requirements of the Successorship Rules.

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

TRANSLATION

Notice on the Holding of the Annual General Shareholders' Meeting of OAO Mosenergo in the form of a meeting (joint presence of shareholders)

Open Joint Stock Company of Energy and Electrification Mosenergo
8 Raushskaya nab., 113035, Moscow

Esteemed Shareholder!

OAO Mosenergo notifies you of the annual general shareholders' meeting to be held in the form of a joint presence of shareholders with the following agenda:

1. Approval of the annual report and annual accounting statements, including the profit and loss statement (profit and loss accounts) of the Company based on the results for 2003.
2. Distribution of income, including payment (declaration) of dividends based on the results of the Company's operations in 2003.
3. Payment of compensation and reimbursement to members of the Board of Directors of the Company.
4. Payment of compensation and reimbursement to members of the Audit Committee.
5. Election of members of the Board of Directors of the Company.
6. Election of members of the Audit Commission of the Company.
7. Approval of the external auditor of the Company.
8. Approval of amendments and additions to the Charter of the Company.
9. Reorganization of OAO Mosenergo in the form of a spin-off, the procedure and conditions for the spin-off, the creation of new Companies, the distribution of shares of newly created Companies and the procedure for such distribution and approval of the separation balance sheet.

Date of meeting is **June 28, 2004**.

Time of meeting is **10:00 a.m. local time**.

Place of conduct of meeting is House of Culture of Energy Industry Workers, 3 Ulitsa Lenina, Dzerzhinski, Moscow Region.

Date of compilation of list of persons entitled to participate in the General Shareholders' Meeting and receive annual dividends is **May 13, 2004**.

The filled-in voting ballots may be sent to one of the following addresses:
OAO Mosenergo, 8 Raushskaya Naberezhnaya, Moscow, 115035
ZAO Specialized Registrar Reestr-Servis, 15 Sadovnicheskaya Ulitsa, Moscow, 115035.

Only votes represented by ballots that will have been received by the Company not later than two days prior to the date of the holding of the annual General Shareholders' Meeting, i.e. not later than June 25, 2004, will be taken into account in determining the quorum and drawing up the results of the vote.

Registration of persons participating in the meeting will be held from 9:00 a.m. local time.

Information (materials) relating to the issues on the agenda will be available to shareholders entitled to participate in the annual general shareholders' meeting during the period between May 27, 2004 and June 28, 2004 from 9:00 a.m. until 5:00 p.m. on business days at the following addresses:

TRANSLATION

OAO Mosenergo - 8 Raushskaya nab., Moscow, room 528, Securities Department. The building may be entered only upon preliminary registration over the phone. Contact phone numbers are: **957-2599; 957-4468; 957-3945; 957-3767.**

ZAO Specialized Registrar Reestr-Servis, 15 Sadovnicheskaya Ulitsa, Moscow, 115035. Contact phone numbers are: **234-7076; 234-7078; 234-7079.**

The above materials will be also available at the meeting to persons participating in the annual general shareholders' meeting.

Balance Sheet of OAO Mosenergo for the year 2003
(in thousand rubles)

	As of beginning of year	As of end of year
ASSETS		
I.NONCURRENT ASSETS		
Intangible assets	49	47
Fixed assets	95004616	95578825
Construction in progress	5366236	6707036
Long-term financial investments	69415	86811
Deferred taxes	0	1761
Total for section I	100440316	102374480
II.CURRENT ASSETS		
Inventories	4827006	5287160
VAT on acquired valuables	1262994	1747493
Amounts receivable	11346274	12563249
Short-term financial investments	0	30378
Cash	1756559	4672173
Total for section II	19192833	24300453
TOTAL	**119633149**	**126674933**
LIABILITIES		
III.CAPITAL AND RESERVES		
Charter capital	28267726	28267726
Additional paid-in capital	73113443	72707691
Reserve capital	279092	311405
Undistributed profit (uncovered loss)	1674019	3165569
Total for section III	103334280	104452391
IV. Long Term Liabilities		
Loans and Credits	4089172	2748767
Deferred Tax Obligations	382628	595935
Total for section IV	4471800	3344702
V. SHORT TERM LIABILITIES		
Loans and credits	3245885	9236614
Amounts payable	6680878	7361706
Debt to participants (founders) in respect of payment of profits	4477	1006
Future period earnings	1895829	2278514
Total for section V	11827069	18877840
TOTAL	**119633149**	**126674933**

TRANSLATION

Profit and Loss Account for 2003 (in thousand rubles)

	For period under account	For similar last year period
Operational Revenues	**69605033**	**52962424**
Cost of sold goods, products, works and services	(62895953)	(48318368)
Gross margin	6709080	4644056
Commercial expenses	(65842)	(48693)
Sale income (loss)	**6643238**	**4595363**
Interest receivable	1935	20212
Interest payable	(678 717)	(573890)
Income from participation in other organizations	6672	6001
Other operational revenues	2045067	3936656
Other operational expenses	(3987197)	(5665990)
Income unrelated to sale	1039200	671827
Expenses unrelated to sale	(1872600)	(2111472)
Income before taxation	**3197598**	**878707**
Deferred tax assets	1761	-
Deferred tax liabilities	(213 307)	-
Current profit tax	(1255071)	(232453)
Net profit	**1730981**	**646254**

Distribution of the Company income (losses) based on the results of the financial year

Net income in the amount of 1,730,981 thousand rubles is planned to be distributed as follows:

- ✓ 86,549 thousand rubles will be allocated to the reserve fund;
- ✓ 1,031,305 thousand rubles will be allocated to the accumulation fund;
- ✓ 613,127 thousand rubles will be allocated to the payment of dividends;
- ✓ 0 rubles will be allocated to cover losses of previous years.

Statement of the OAO Mosenergo Audit Commission

The Audit Commission, after a documentary audit of financial and economic activities of OAO Mosenergo for the year 2003, with its total assets being in the amount of 126,674,933 thousand rubles, confirms that the annual accounting statements are true in all material aspects and that the accounting procedures comply with the laws of the Russian Federation.

No violations or distortions have been revealed in the way the requirements of the laws of the Russian Federation are complied with in the course of major financial and business operations.

Based on the foregoing and in accordance with the results of the audit of the Company's financial and business activities, the Audit Commission confirms the data contained in the Company's annual report.

TRANSLATION

Statement of the Company's External Auditor – OOO «RSM Top - Audit»

In the opinion of the External Auditor, OAO Mosenergo's accounting statement with its total assets as of 31.12.2003 being in the amount of 126,674,933 thousand rubles truly reflects all major aspects of the financial situation as of December 31, 2003 and results of OAO Mosenergo's financial and business activities for the period from January 1 through December 31, 2003.

Proposal of the Board of Directors of OAO Mosenergo
concerning payment of dividends for the year 2003

The Board of Directors of OAO Mosenergo recommends to the meeting of shareholders to approve the dividend for the year 2003 in the amount of 0,02169 ruble per ordinary registered share of the Company. It is proposed that the dividends be paid in cash within 60 days from the date of the decision concerning the payment thereof.

Payment of Compensation and Reimbursement
to Members of the Board of Directors

It is proposed to pay compensation and reimbursement to members of the Board of Directors based on the results of operations in 2003 in accordance with the Regulation on Payment of Compensation and Reimbursement to Members of the Board of Directors of OAO Mosenergo approved by the annual general shareholders' meeting of May 30, 2003.

Payment of Compensation and Reimbursement
to Members of the Audit Commission

It is proposed to pay compensation and reimbursement to members of the Audit Commission based on the results of operations in 2003 in accordance with the Regulation on Payment of Compensation and Reimbursement to Members of the Audit Commission of OAO Mosenergo approved by the annual general shareholders' meeting of May 30, 2002.

Information about Candidates to the Board of Directors of OAO Mosenergo

1. Akimov Andrei Igorevich - Chairman of the Executive Committee of JSB Gazprombank (CJSC).
2. Aksyonov Pyotr Nikolaevich - First Deputy Mayor of Moscow in the Moscow Government and Head of the Municipal Economy Complex.
3. Bodunkov Aleksei Feliksovich - Minister for Property Relations of the Moscow Region Government.
4. Vasilyev Dmitriy Valeryevich - First Deputy General Director and Managing Director for Corporate Policy and Property Management of OAO Mosenergo
5. Goryunov Igor Timofeevich - First Deputy General Director and Chief Engineer of OAO Mosenergo.
6. Yevstafyev Arkadiy Vyacheslavovich - General Director of OAO Mosenergo.
7. Kimerin Vladimir Anatolyevich - Head of the Energy Sales Operations Department of OAO RAO UES of Russia.
8. Kopsov Anatoliy Yakovlevich - Director for Construction of Generating Facilities of OAO RAO UES of Russia.
9. Kuznetsov Artyom Vladislavovich - President of GUTA Group.
10. Kravtsov Andrei Nikolaevich - Executive Vice President of JSB Gazprombank

(CJSC).

11. Matveev Aleksei Anatolyevich - Deputy Chairman of the Executive Committee of JSB Gazprombank (CJSC).

12. Nikolskiy Boris Vasilyevich - Member of the Federation Council of the Federal Assembly of the Russian Federation and Representative of the Executive Agency of Governmental Authority of the City of Moscow.

13. Pichugina Mariya Nikolaevna - Analyst with the Energy Joint Stock Companies Restructuring Projects Implementation Center of OAO RAO UES of Russia.

14. Platonov Vladimir Yuryevich - Deputy Chairman of the Executive Committee of OAO RAO UES of Russia.

15. Rappoport Andrei Natanovich - Deputy Chairman of the Executive Committee of OAO RAO UES of Russia.

16. Seleznyov Kirill Gennadievich - Member of the Executive Committee of OAO Gazprom, Head of the Gas and Liquid Hydrocarbons Marketing and Processing Department of OAO Gazprom and General Director of OOO Mezhregiongaz.

17. Skribot Wolfgang - Deputy General Director of OOO Gazprombank-Invest.

18. Smirnov Pavel Stepanovich - Member of the Executive Committee of OAO RAO UES of Russia.

19. Sobol Alexandr Ivanovich - Deputy Chairman of the Executive Committee of JSB Gazprombank (CJSC).

20. Udaltsov Yuriy Arkadievich - Head of the Energy Industry Restructuring Department of OAO RAO UES of Russia.

21. Usmanov Alisher Burkhanovich - General Director of OOO Gazprominvestholding.

22. Jacob Hartmut - Director of the Analytical Department of ZAO Renaissance Capital.

23. Chabak Anatoliy Antonovich - General Director of OAO Managing Company NIKoil – Savings.

24. Chikunov Alexandr Vasilyevich - Head of the Energy Joint Stock Companies Restructuring Projects Implementation Center of OAO RAO UES of Russia.

25. Chistyakov Alexandr Nikolaevich - Deputy Chairman of the Executive Committee of OAO FSC RAO UES of Russia.

26. Shcherbovich Ilya Viktorovich - Managing Director of ZAO United Financial Group.

Information about Candidates to the Audit Commission of OAO Mosenergo

1. Zabrodin Oleg Viktorovich, Deputy Chief Accountant of OAO Mosenergo for Audit Work.

2. Zagorodnikh Vladimir Anatolievich, Head of Sector of the Financial Audit Department of OAO RAO UES of Russia.

3. Mansurova Olga Nikolaevna, Chief Expert of the Economic Security and Regime Department of OAO RAO UES of Russia.

4. Nikitin Danil Nikolaevich, First Deputy Head of the Corporate Policy Department of OAO RAO UES of Russia.

5. Sidorov Sergei Borisovich, Head of the Financial Audit Department of OAO RAO UES of Russia.

<u>**TRANSLATION**</u>

<u>Information about the External Auditor Proposed for the Forthcoming Period</u>

OOO «RSM Top - Audit».
OOO «RSM Top - Audit», City of Moscow, license to engage in auditing activities No. E 004827, valid for 5 years, issued on August 1, 2003.

<u>The Company's Internal Documents</u>

In order to bring the Company's internal documents into compliance with the operative legislation and regulatory acts of the Russian Federation governing the activities of joint stock companies, the Board of Directors of OAO Mosenergo proposes to make amendments and additions to the Charter of the Company.

<u>Reorganization of the Company in the Form of Spin-off</u>

It is proposed in accordance with the Company's Reorganization Plan:

1. To reorganize OAO Mosenergo by spinning off:

- OAO Energy Management Company;
- OAO Trunk Grid Company;
- OAO Moscow City Electricity Network Company;
- OAO Moscow Heating Network Company;
- OAO Moscow Region Electricity Network Company;
- OAO Mosenergosbyt;
- OAO Specialized Design Bureau for Repair and Modernization;
- OAO Mosteplosetenergoremont;
- OAO Mosenergosetstroi;
- OAO GRES-4;
- OAO GRES-5;
- OAO GRES-24;
- OAO Zagorskaya GAES.

2. A portion of the property, rights and obligations of the Company shall pass to the companies being spun off in accordance with the separation balance sheet.

3. To establish the following procedure for the allocation of shares in the companies to be created:

3.1. Shares in the companies to be created shall be distributed to OAO Mosenergo shareholders, including any shareholders who have voted against or have not taken part in voting on the matter of reorganization of the Company, pro rata to their respective shareholdings in the Company.

3.2. To establish the following ratios of distribution of ordinary shares in each of the companies to be created, as well as the following face values thereof:

each of the following shall be distributed in respect of each ordinary share in OAO Mosenergo:

1 (one) ordinary share in OAO GRES-4 with a face value of 0.05 rubles,

1 (one) ordinary share in OAO GRES-5 with a face value of 0.05 rubles,

1 (one) ordinary share in OAO GRES-24 with a face value of 0.02 rubles,

1 (one) ordinary share in OAO Zagorskaya GAES with a face value of 0.1 rubles

1 (one) ordinary share in OAO Moscow Region Electricity Network Company with a face value of 0.5 rubles,

1 (one) ordinary share in OAO Moscow City Electricity Network Company with a face value of 0.2 rubles,

1 (one) ordinary share in OAO Moscow Heating Network Company with a face value of 0.3 rubles,

1 (one) ordinary share in OAO Trunk Grid Company with a face value of 0.05 rubles,

1 (one) ordinary share in OAO Energy Management Company with a face value of 0.0000037 rubles,

1 (one) ordinary share in OAO Mosenergosbyt with a face value of 0.01 rubles,

1 (one) ordinary share in OAO Mosteplosetenergoremont with a face value of 0.01 rubles,

1 (one) ordinary share in OAO Mosenergosetstroi with a face value of 0.001 rubles,

1 (one) ordinary share in OAO Specialized Design Bureau for Repair and Modernization with a face value of 0.0001 rubles.

3.3. The total number of distributable shares in each of the companies to be created shall be equal to the total number of OAO Mosenergo shares (less shares owned or managed by OAO Mosenergo) remaining following redemption of shares pursuant to demands by shareholders who have voted against the adoption of the reorganization decision or have not taken part in voting on such matter.

3.4. The number of ordinary shares in each of the companies to be created that each OAO Mosenergo shareholder should receive shall be equal to the number of ordinary shares in OAO Mosenergo owned by such shareholder.

3.5. The Company's shares title to which has passed to new holders following the adoption of the decision regarding reorganization of the Company and prior to the time of state registration of the companies to be created shall entitle their new holders to the same rights as in the case of shareholders who have voted in favor of the adoption of the decision regarding reorganization of the Company.

3.6. The shares in the companies to be created shall be deemed to be issued (distributed) to OAO Mosenergo shareholders at the time of state registration of the companies created as a result of the reorganization, on the basis of the data appearing in OAO Mosenergo's register on the applicable date.

4. To approve the separation balance sheet.

Notification of Availability of Right to Demand
Redemption of Shares by the Company

In the event of the adoption by the general shareholders' meeting of OAO Mosenergo of the decision regarding reorganization of the Company, the Company's shareholders who have voted **"AGAINST" on the issue of the Company's reorganization or have not taken part in voting** will be entitled to demand that the Company redeem all or any of shares held by them as of May 13, 2004.

Similar redemption rights will be provided to holders of Mosenergo ADSs. Promptly following the general shareholders' meeting, holders of Mosenergo ADSs who either vote against the Spin-offs or do not vote on the Spin-offs proposal (ballot No. 9) will be provided with materials from The Bank of New York as tender and exchange agent detailing the procedures to be followed if such holders wish to exercise their redemption rights and appoint the tender and exchange agent to act on their behalf. For further information, see "Dissenting and Non-Voting Shareholders' Redemption Rights" in the enclosed Information Statement.

The shares shall be redeemed at a price determined by the Board of Directors of the Company in accordance with Section 3 of Article 75 of the Federal Law "On Joint Stock Companies".

The redemption price for the OAO Mosenergo shares is 1.84 rubles per ordinary share.

The list of shareholders entitled to demand that the Company redeem their shares shall be compiled on the basis of the Company's shareholders' register as of **May 13, 2004.**

The demand by a shareholder to redeem the shares held by such shareholder must reach the Company **not later than 45 days after** the date of the adoption by the general shareholders' meeting of the decision on the Company's reorganization (the date of the general shareholders' meeting), i.e. **not later than August 12, 2004. Holders of Mosenergo ADSs who elect to exercise their redemption rights will be required to tender their Mosenergo ADSs to The Bank of New York as tender and exchange agent on or prior to August 5, 2004.**

Any demands of shareholders delivered to the Company after the specified date or containing incomplete or untrue information will not be accepted for consideration.

The demand of a shareholder to redeem shares held by such shareholder shall be sent by post or hand delivered to the Company at:

OAO Mosenergo, 8 Raushskaya Naberezhnaya, Moscow, 115035

ZAO Specialized Registrar Reestr-Servis, 15 Sadovnicheskaya Ulitsa, Moscow, 115035.

Board of Directors of OAO Mosenergo